Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

As confidentially submitted to the Securities and Exchange Commission on March 12, 2021

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

The Fresh Market Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5411	61-1789388
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The Fresh Market Holdings, Inc.

300 N. Greene Street, Suite 1100

Greensboro, NC 27401

(336) 272 1338

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Carlos Clark

Senior Vice President, General Counsel and Corporate Secretary

The Fresh Market Holdings, Inc.

300 N. Greene Street, Suite 1100

Greensboro, NC 27401

(336) 272 1338

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Howard A. Kenny Morgan, Lewis & Bockius LLP 101 Park Avenue. New York, NY 10178 (212) 309 6843	Marc Jaffe Michael Benjamin Latham & Watkins LLP 885 3rd Avenue New York, NY 10022 (212) 906 1281

Approximate date of commencement of the proposed sale to the public: As soon as practicable after the date this Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Non-accelerated filer	☒

Accelerated filer	☐	Smaller reporting company	☐

		Emerging Growth Company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)(3)
Common stock, par value $0.01 per share	$	$

(1)	Includes the offering price of the additional shares of common stock that the underwriters have the option to purchase from the Registrant. See “Underwriting”.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial public filing of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated             , 2021

PRELIMINARY PROSPECTUS

            Shares

The Fresh Market Holdings, Inc.

Common Stock

This is the initial public offering of The Fresh Market Holdings, Inc., a Delaware corporation. We are offering                shares of our common stock.

We expect the public offering price to be between $                 and $                 per share. Prior to this offering, no public market exists for the shares. We intend to apply to list our common stock on              under the symbol “TFM.”

Following this offering, certain investment funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”) will beneficially own approximately    % of our outstanding common stock (or approximately    % if the underwriters exercise in full their option to purchase additional shares of our common stock). As a result, we will be a “controlled company” within the meaning of the corporate governance standards for              listed companies and will be exempt from certain corporate governance requirements of such standards. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock”, “Management—Controlled Company Exemption” and “Certain Relationships and Related Party Transactions.”

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 21 of this prospectus.

Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body or state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$

(1)	We refer you to the section “Underwriting” on page 134 of this prospectus for additional information regarding compensation payable to the underwriters.

We have granted the underwriters the option, for a period of 30 days from the date of this prospectus, to purchase up to an additional                  shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions.

The underwriters expect to deliver shares of our common stock against payment in New York, New York on                 , 2021.

Credit Suisse

The date of this prospectus is                 , 2021.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Through and including                , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

You should rely only on the information contained in this prospectus and any related free writing prospectus that we may provide to you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States. See “Underwriting.”

i

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including without limitation The Fresh Market® and TFM®. This prospectus contains references to our trademarks and service marks. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

INDUSTRY AND MARKET DATA

We include in this prospectus statements regarding factors that have impacted our industry. Such statements are statements of belief and are based on industry data and forecasts that we have obtained from industry publications and surveys, including those published by Consumer Reports, as well as internal company sources. We also cite figures from a survey recently conducted by Integrated Insight (the “Integrated Insight Survey”). Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. In addition, while we believe that the industry information included herein is generally reliable, such information is inherently imprecise. While we are not aware of any misstatements regarding the industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the caption “Risk Factors” in this prospectus.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BASIS OF PRESENTATION

In this prospectus, unless otherwise indicated or the context otherwise requires, references to the “Company,” the “Issuer,” “we,” “us,” “our” and “Holdings” refer to The Fresh Market Holdings, Inc. (f.k.a. Pomegranate Parent Holdings, Inc.), a Delaware corporation, and its consolidated subsidiaries. References to “The Fresh Market Intermediate Holdings” or “Intermediate Holdings” refer to The Fresh Market Intermediate Holdings, Inc. (f.k.a. Pomegranate Holdings, Inc.), a Delaware corporation, and a wholly owned subsidiary of the Company. References to “The Fresh Market” and “TFM” refer to The Fresh Market, Inc., a Delaware corporation, a wholly owned subsidiary of Intermediate Holdings and an indirect wholly owned subsidiary of the Company.

This prospectus contains the consolidated financial statements of The Fresh Market Holdings, Inc. We operate on a 52- or 53-week fiscal year that ends on the Sunday nearest to January 31. Each quarterly period has 13 weeks, except for a 53-week year, when the fourth quarter has 14 weeks. The fiscal years ended January 26, 2020 and January 27, 2019 each consisted of 52 weeks. The fiscal year ended January 31, 2021 consisted of 53 weeks. References to “fiscal 2020” are to the fiscal year ended January 31, 2021. References to “fiscal 2019” are to the fiscal year ended January 26, 2020. References to “fiscal 2018” are to the fiscal year ended January 27, 2019.

On March 11, 2016, the Company’s subsidiary, Intermediate Holdings and Pomegranate Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Intermediate Holdings (“Merger Sub”) entered into an agreement and plan of merger (the “Merger Agreement”) with The Fresh Market. The Company, Intermediate Holdings and Merger Sub were controlled by the Apollo Funds. On April 27, 2016, pursuant to the Merger Agreement, Merger Sub merged with and into The Fresh Market with The Fresh Market surviving the merger (the “Acquisition”) and becoming a wholly owned subsidiary of Intermediate Holdings and an indirect wholly owned subsidiary of the Company. On March 5, 2021, the Company changed its legal name from Pomegranate Parent Holdings, Inc. to The Fresh Market Holdings, Inc. and Intermediate Holdings changed its legal name from Pomegranate Holdings, Inc. to The Fresh Market Intermediate Holdings, Inc. The Company continues to be controlled by the Apollo Funds as of the date of this prospectus.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF NON-GAAP FINANCIAL MEASURES

We believe that our financial statements and the other financial data included in this prospectus have been prepared in a manner that complies, in all material respects, with accounting principles generally accepted in the United States (“GAAP”) and the regulations published by the SEC. However, management believes evaluating our ongoing operating results may be enhanced if investors have additional non-GAAP financial measures. Specifically, we present in this prospectus “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” and “free cash flow conversion,” which are not recognized terms under GAAP. We believe that the presentation of these non-GAAP financial measures is appropriate to provide additional information to investors about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future, as well as other items. Further, we believe that these measures provide a meaningful measure of operating profitability because we use them for performance evaluations and compensation measures for our executives, to supplement GAAP measures of performance in the evaluation of the effectiveness of our business strategies, to make budgeting decisions and to compare our performance against that of other peer companies using similar measures.

These measures should not be considered as alternatives to net income, operating income, cash flows from operating activities or any other performance measures derived in accordance with GAAP as measures of operating performance, or cash flows as measures of liquidity. These measures are presented for supplemental informational purposes only, should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly titled non-GAAP measures used by other companies. These measures have important limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. For a discussion of the use of these measures and a reconciliation to the most directly comparable GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE FRESH MARKET Welcome to The Fresh Market! Founded in 1982 in Greensboro, North Carolina, we are a high-growth, convenience focused specialty retailer with 159 stores across 22 states. We offer an amazing selection of the very best fresh food the world has to offer with a focus on quality service for our guests. The original store and experience were inspired by our founder Ray Berrys trip to Europe and seeks to emulate the charm and essence of a European-style fresh food market. Our guests can see the quality of our food and smell the fresh aromas in the store as they discover what makes The Fresh Market special. Our roots as a specialty retailer have evolved to meet guests demand for the best ingredients which we thoughtfully cut, season, and prepare to provide convenient restaurant-quality meals within the home. Exceptional service is a hallmark of The Fresh Market experience, as our team members provide high-touch service and highlight the best of our differentiated offering. We invite our potential investors to experience our exceptionally clean, convenient stores located close to home, where they will discover: " Fresh, hand-selected produce perfectly ripe to deliver unbeatable taste " High-quality, aged, hand-cut meats with rich flavor " Restaurant-quality meals (ready-to-cook and ready-to-eat) " Hard-to-find ingredients and curated specialty foods " Fresh baked breads, cakes, and desserts " Carefully curated offerings for holidays and any special occasions " Large variety of locally procured items supporting the communities we serve The hallmark of The Fresh Market is our smiling, friendly team members who will welcome and guide our guests to our differentiated products to make every shopping experience extraordinary! Our People Reputation for the Reputation for the Are the Difference High Quality Best Experience Fresh Food Unique + Memorable

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

LETTER FROM OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Dear Potential Stockholders -

When I joined The Fresh Market in March of 2020, I was thrilled at the opportunity to work with a brand that has a rich heritage and reputation for offering the very best food, experience, and service delivered by exceptional team members. This is a rare and powerful combination, which has worked since inception, and is poised for accelerated growth. It is a privilege to partner with Andy Jhawar, our Chairman and highly experienced investor, and Ray Berry, the visionary founder of The Fresh Market.

Our rich heritage dates back to 1982 when Ray Berry and his wife opened the first store in Greensboro, North Carolina after returning from a trip to Europe. Ray and his wife were inspired to bring the charm and essence of an open, Old World European-style fresh food market to America. Our founders wanted to offer a more intimate and personalized shopping experience that is different from a typical warehouse-style supermarket. Their vision was to establish an epicurean experience by offering high-quality fresh food including hand-selected produce, premium meats, fresh cut flowers, daily made bread and baked goods in a differentiated in-store atmosphere. Today, the taste and quality of our food is exceptional with daily procurement and in-store preparation, custom cuts offered at our meat counters, and gourmet seasonings and recipes. We achieve our product freshness by strict quality control measures implemented by our merchandising team; in collaboration with our distributors as well as 40 family-run farms within 100 miles of our stores, we deliver an extensive assortment of the highest quality products to our 159 stores across 22 states.

As we continuously improve our offering, we have implemented several key strategic initiatives, including: a merchandising refocus on our core premium fresh food, introduction of new curated meal offerings, competitive prices on frequently shopped items such as bananas, avocados, milk, lemons and butter, improved in-store execution, and investments in omni-channel capabilities and technology. I saw an opportunity to passionately pursue these initiatives with the goal of guests choosing us first, across three important trips: (i) fresh food, (ii) food for special occasions, and (iii) curated meal offerings for the home. The cornerstone of our strategy to gain share in these eating occasions is to serve our guests the best tasting food the world has to offer, with a culture of service and excellence that our dedicated team members uphold.

Our core product offering of high-quality fresh food, hard-to-find ingredients and specialty foods, local items, and curated meal offerings is resonating with our guests, both old and new. The Fresh Market is positioned to capture the secular trend of consumer preference for higher-quality, fresh food. Our stores have consistently been regarded as exceptionally clean, and we have established safety and sanitation committees to ensure every store meets new enhanced protocols under the COVID-19 environment. As others in the industry have become more conventional, we have continued to differentiate our offering to create excitement about our brand’s reputation. As a testament to our focus on providing an exceptional food experience, we have gained market share with industry-leading comparable store sales growth and positive transaction count growth despite guests consolidating shopping trips. We continue to invest and innovate to expand our leadership in product offerings such as restaurant-quality meals to go in response to guests’ interests.

Our exceptional performance in this challenging environment was only able to materialize because of the amazing determination and dedication of our team members. Our comparable store sales growth of 22.3% in fiscal 2020 and transaction count growth of 4.7% in our recent fourth quarter is truly a testament to the commitment and fortitude of our team members. They continually act as true brand ambassadors that showcase the best of our offerings, which reinforces our focus on reputation and service. I want to personally thank every store team member for working to make The Fresh Market one of America’s most loved brands. Through the pandemic, we prioritized being a leader in guest and employee safety; we believe we were one of the first companies to implement mask mandates and establish a cross-functional team focused on maintaining a convenient and safe guest experience. Separately, as an effort to do our part during these difficult times, we have partnered with our communities and together donated $1.6 million to Feeding America in response to the food insecurity caused by COVID-19 and also donated to the NAACP Legal Defense Fund and to the International Civil Rights Museum here in Greensboro.

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Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

During the pandemic, our guests (both existing and new) had the opportunity to experience The Fresh Market’s fresh offering and service. I am confident that we will continue to earn our guests’ trust as we implement new initiatives that enhance our mission to make our guest’s everyday eating extraordinary. We look forward to having you as a part of The Fresh Market’s future success as we continue to accelerate our overall mission and embark on this exciting journey together.

Jason Potter

President and Chief Executive Officer

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Experience At The Fresh Market, our guests discover an amazing selection of the best food the world has to offer. We invite our guests to browse well-stocked, exceptionally clean, convenience-focused stores located close to their homes. The guest experience is our number one focus and our team members deliver impeccable service that we believe makes each trip special and memorable. Guest experience " Our team members greet guests and welcome them into our stores " We strive to inspire our guests to try new flavors by highlighting the best of our offering " Clear path to promotion and increased bonus eligibility for our team members helps retention and results in high-quality service " Make every effort to never let a guest leave our store less than completely satisfied Welcoming atmosphere " Elevated, sensory experience through fresh aromas, classical music and dim lighting " Guests describe our stores as intimate and relaxing " Exceptional cleanliness through daily deep cleaning to maintain the highest sanitation standards

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Prime cut meats Custom cuts offered daily by in-store butchers, creating a local butcher shop feel Zero trim policy ensuring every bite is enjoyed and there is no excess fat on our steaks, just the wonderful marbling High-quality USDA prime, premium choice, and grass fed natural beef dry-aged for 14 days minimum Chairman's Reserve prime pork is carefully inspected and hand selected based on key attributes and outperforms conventional pork Expertly prepared, marinated, or seasoned proteins such as our gourmet burgers that are ground fresh into 13 varieties Best-in-class produce Freshest fruits and vegetables that are sourced at their peak ripeness, contain the highest level of sugars, and have the most appetizing textures 200+ organic items every day Each store has rolled out a new, re-merchandised produce department featuring an improved layout and competitive prices 100 daily hand cut fruits and vegetables that add tremendous time savings for our guests Only purchase large specs of fruits and vegetables from our growers Fresh seafood Commitment to variety and freshness - from the docks to our stores in 72 hours First to market for seasonal specialties such as Copper River Salmon Locally sourced oysters, mussels, clams, and shrimp from several coastal states Restaurant quality meals Designed to serve various eating occasions - ready-to-cook, ready-to-heat, and ready-to-eat meals designed by our corporate chef Little Big Meals program offers a great value for a complete meal for four with protein and sides Market Meal Kits offer one pan meals that our guests can prepare in a few easy steps within 20 minutes Our Ultimate Steak Dinner program provides premium, restaurant quality steaks and sides seasoned in-house by our butchers Signature ready-to-eat chicken salad uses fresh roasted chicken, real mayonnaise, cage free eggs, and fresh chopped celery from our produce department

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Curated floral " Placed at the front of the store so guests are greeted with an abundance of color and aromas from fresh cut flowers " Rare and exotic flowers such as orchids from Hawaii " These orchids are a signature item and set the tone for the feel of the store the moment our guest walks in Fresh and imported baked goods " Imported from patisseries in France or made in our fresh bakery, our sweet and savory baked goods are high-quality and delicious " Guest favorite fruit tart is hand crafted in-store with a European tart shell, fresh cream, and one pound of fresh fruit " Signature sourdough bread is baked over three days, resulting in a tangy flavor and perfectly bubbled crust Hard-to-find and specialty items " Curated assortment of distinctive grocery products that provide the finishing touch to a great recipe or meal " Hundreds of natural, organic, specialty items throughout the grocery, dairy, and frozen food aisles that complement our high-quality fresh items " Includes unique spices or ingredients such as our wide variety of olive oil " We also have exceptional imported items such as Italian olive oil and local items supporting our communities such as Old Florida Gourmet chips and salsa Special occasions " Our premium offering is perfect for special occasions and holidays " Each holiday has a specific offering, whether it be Ham or Lamb for Easter, autumn cookie platter for Halloween, or Chateaubriand for Valentines Day " Local offerings are tailored to our communities through a carefully curated assortment that resonates with locals and visitors alike

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PROSPECTUS SUMMARY

The following summary contains selected information about us and about this offering. It does not contain all of the information that is important to you and your investment decision. Before you make an investment decision, you should review this prospectus in its entirety, including matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Some of the statements in the following summary constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements and Summary of Risk Factors.”

Who We Are

We are one of the fastest growing specialty retailers in the U.S. and we believe we offer the freshest and highest quality foods for our guests. The Fresh Market offers a variety of best-in-class fresh foods and difficult-to-find itemization in a small, convenient, intimate store footprint (average 21,000 sq. ft.) where guests can see all the sightlines across the store. The store ambiance is like an Old-World European marketplace layout with an elevated, sensory experience with fresh aromas, classical music, spotlights, and exceptional cleanliness. High-touch guest service is a hallmark of The Fresh Market, as our team members strive to make guests feel like they are at home. Our combination of premium food, strong reputation for special occasions, personalized guest service, and omni-channel capabilities has resulted in one of the industry’s-leading comparable store sales growth of 22.3% in fiscal 2020 and transaction count growth of 4.7% in our recent fourth quarter.

Our focus is on delivering the very best for our guests’ fresh food trip, special occasions, and dinner tonight. Approximately 70% of our sales in the last several fiscal years has consistently come from fresh foods. This highly curated assortment primarily consisting of produce, meat, seafood, dairy, and ready-to-cook or ready-to-eat meal offerings is supported by specialized and difficult-to-find non-perishable items that account for approximately 29% of our sales, while general commoditized consumer goods, which a consumer finds in conventional retailers, account for less than 1% of our sales. Our team members and quality experts have a merchandising approach that requires careful assembly of the food experience with consideration to numerous food attributes. Creative and visually appealing merchandising sets us apart and inspires our guests to create intricate meals for their home, best exemplified by waffles, whipped cream, and strawberries placed together on the produce floor for a delicious, chef-quality dish.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Each of our stores cuts, seasons and prepares our food to perfection daily for the optimal taste and freshness and the ultimate, convenient guest experience. For example, our Peak of Flavor program ensures that a guest can purchase a perfectly ripe avocado or banana to eat that night, in addition to fruit that will peak in the next day or two. In order to deliver on our mission with guests and our stores, our supply chain and distribution partners supply us with the highest quality and freshest food from farm to shelf in 14 days or less. We source from both a leading national specialty distributor, along with 40 family-run farms within 100 miles of our stores, providing us the ability to continuously offer our guests the highest quality and freshest food. Before any item is made available in our stores, our buyers hold “tastings” where potential new items are tasted and evaluated. We also have partnerships with certain growers that allow us to bring in limited edition offerings, like batches of berries with exceptional sweetness as well as international specialties, such as Tasmanian cherries or stone fruit flown-in from South America to maximize freshness.

We also have a dedicated team who curates and sources the best local products based on a series of specifications to ensure differentiation from conventional retailers. For instance, this focus on working with local farmers and bakers whenever possible allows us to offer our guests Louisiana King Cake for Mardi Gras, North Carolina pickles, or milk in glass bottles from Battenkill Valley Creamery in upstate New York. We also source our own private label products through our small and medium sized vendors with the goal of offering the “best” items in select categories. We believe smaller batch sizes and proprietary formulas and recipes allow these items to outperform leading brands in terms of quality of ingredients, flavor variety, and taste. Furthermore, we take pride in making a variety of guests’ favorites on a daily basis including roasted chicken salad, fresh-baked nut breads, and flavored gourmet coffee.

We strive to procure sustainably farmed produce and humanely raised meats while promoting environmentally conscious brands that are in-line with our values. Our private label canned tuna is sourced from the first tuna fishery to become MSC Certified Sustainable, utilizing pole and line caught fish. We also partner with growers who are vested in taking care of the environment, such as Fair Trade Certified squash and avocados, Rainforest Alliance Certified grapes and Fair for Life apples. Our seasonal fresh produce is purchased from 40 family-run farms within 100 miles of our stores. These examples are a small part of our commitment to creating a better future for our planet. In fiscal 2020, we donated 2.5 million pounds of food to Feeding America’s network of food banks while reducing our footprint through recycling all cardboard used in our stores.

Our small-box stores enable us to operate in established neighborhoods in close proximity to our target high-income guests (annual household incomes in excess of $75,000) and supporting our guests’ preference to efficiently and conveniently shop for their families. This small-box format in high population density areas near our guests’ homes also supports our growing curbside pickup business, which is an important component to providing our guests with an omni-channel shopping experience. Moreover, we have a strong geographic presence in the attractive Southeast markets and our stores benefit from key advantages such as lower labor costs, attractive demographics, lower lease costs and significant real estate availability. Although curbside pickup and delivery are becoming a growing part of our business, our stores are a highly differentiated showcase of an epicurean experience for inspiration and special occasion shopping that draws our guests to shop in a clean and enjoyable environment. We believe our store footprint also enables us to procure the highest quality specifications because they are not always available in large enough quantities to serve larger, more conventional retailers. Our team members focus on offering solutions to our guests through food pairings and inviting displays.

Consumer Reports rated us amongst the cleanest grocery stores in America in 2019 and Newsweek/Statistica rated us number 5 for best guest service in grocery in America in 2020. We believe our exceptional store conditions gained the trust of our guests especially during the COVID-19 pandemic as guests demanded and relied upon a safe environment where they could shop. We believe we were one of the first retailers to require all team members and guests to wear personal protective equipment in our stores. In addition, our stores undergo a deep cleaning every day to ensure the safety of our team members and guests and continue to foster their trust.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our approximately 10,500 non-union team members are our brand ambassadors that showcase the best of our offerings. The Fresh Market experience is brought to life because of the high-touch service provided to our guests. Approximately 50% of our team members are full-time which demonstrates our commitment to providing an exceptional work environment and ongoing support to our team. According to an internal survey of customers, 91% of our guests are highly satisfied with our service experience. In each of our stores, our team members are constantly ensuring our products meet our high-quality fresh standards. We have dedicated team members in each store who cut our fresh produce daily, our butchers prepare meats to our guests’ specifications and our chefs prepare ready-to-eat and ready-to-cook meals. Through a simplified organizational structure that provides a visible path to promotion, numerous training opportunities and increased store-level bonus eligibility, our team members are motivated and incentivized to create a memorable guest experience.

We have spent the last few years bringing The Fresh Market back to its roots of providing a highly differentiated specialty food offering and improving the in-store and omni-channel experience. Along with the Apollo Funds’ support and a strengthened new management team, with five additions to the senior leadership team in 2020 (including both Jason Potter as President and Chief Executive Officer and Jim Heaney as Chief Financial Officer), we have recently delivered exceptional financial performance. For fiscal 2020 compared to fiscal 2019, we achieved the following results:

•	Increase in net sales from $1,522 million to $ million, representing period-over-period growth of %;

•	Increase in net (loss) income from $(65.4) million to $ million;

•

Total comparable store sales growth of 22.3%, which we believe is one of the highest growth rates compared to other food and specialty retailers. For the three-month period ended January 31, 2021, our comparable store sales grew 25.8% compared to the prior year, with transaction count growth of 4.7%, which we believe is industry-leading, and tonnage was up    % compared to the prior year;

•

Increase in Adjusted EBITDA from $120.6 million to $        million, representing period-over-period growth of    %. Adjusted EBITDA for the three months ended January 31, 2021 grew    % as compared to the prior year;

•	Ten consecutive quarters of Adjusted EBITDA growth compared to the comparable quarter in the prior year

Adjusted EBITDA is a non-GAAP financial measure. For a description of our non-GAAP financial measures and a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Industry

Our distinctive offering allows us to compete in both consumer occasions for food-at-home and food-away-from-home. The growth in our industry far outpaces the grocery market. Based on research from the Specialty Food Association, specialty food consumption grew at a historical compound annual growth rate (“CAGR”) of 7.1% from 2017 to 2020 and is expected to grow by a 5.8% CAGR from 2020 to 2024 versus broader industry growth of 0.2% and 0.5% over the same time periods, respectively. We believe there is no other retailer offering our differentiated assortment, with many conventional grocers primarily sourcing from commoditized consumer brands in contrast to our specialty, value-added fresh food and locally relevant product offerings.

We believe our growth is industry-leading and in fiscal 2020, we continuously took market share from food competitors (grocery and restaurants) given our premium and fresh offering as well as the increased food-at-home spending during the COVID-19 pandemic. Additionally, the closure of more than 70 competing stores in our core markets has presented a significant revenue opportunity.

We believe we will continue to benefit from industry trends through alignment with changing consumer preferences:

•	Consumer focus on high-quality fresh foods as well as natural and organic offerings

•	Omni-channel capabilities

•	Significant shift in consumer demand from food-away-from-home to food-at-home

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

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Our Competitive Strengths

High-quality offering focused on fresh food that is differentiated from conventional grocery

We are intensely focused on curating an assortment of what we believe are the freshest foods and specialty items in a small, convenient, intimate store. In a recently conducted guest survey, 81% of the respondents rank our quality and freshness as Excellent or Very Good compared to an average statistic of 68% for a select number of competitors within a 10-mile radius. We believe our high-quality fresh food offering can be a true source of differentiation. For example, 42% of our beef sales come from prime meat while we believe many of our competitors do not offer prime meat. Within our fresh food offering, our expertly prepared, value-add food further differentiates us versus competitors. Our guests love the convenience of pre-cut fruit and vegetables and pre-seasoned meats that save preparation time, as well as our curated meal offerings. Our favorable mix of high-margin, value-add food and low mix of commoditized consumer goods allow us to generate industry-leading financial performance.

In addition to our sourcing relationships with national distributors, we work with local farmers to procure in-season produce from the Carolinas, Florida, Georgia, and Virginia. Our partner growers allow us to bring in limited edition, heirloom products such as the sweetest batches of berries from Florida and the Carolinas. Our Peak of Flavor program ensures that guests can choose perfectly ripe avocados and bananas that can be enjoyed that night. Internationally sourced produce is flown-in (versus transported by boat) for premium items like Tasmanian cherries or stone fruit from South America.

We offer restaurant-quality meals

While our high-quality, premium fresh food serves as the basis to our differentiation, we take a step further to curate a meals focused offering that is distinct from other grocers or food retailers. Examples of our meals offering include Market Meal Kits (provides ingredients and recipes for 20 minute one-pan preparation, perfect for convenience-focused guests looking for daily meal ideas), Little Big Meals ($20 offering to feed a family of four, offering a high-quality meal at an exceptional value), and the special dinner programs (restaurant quality dinner programs especially highlighting our superior meat and seafood offerings). Our Market Meal Kits, one of the fastest growing offerings, are assembled in-store, with fresh meats and vegetables cut by hand and expertly paired with sauces and ingredient packs. Sales of Market Meal Kits grew by approximately 45% in fiscal 2020. As an example, our Honey Balsamic Pork meal kit features pork tenderloin medallions with honey balsamic glaze, green beans and mashed sweet potatoes to create a delicious dinner in 20 minutes. We also suggest wine and dessert pairings to accompany many of our curated meal offerings. Our meals for special occasions include family dinners for the important holidays and the ultimate special dinner or brunch. Sales from our meals for special occasions grew by approximately 90% in fiscal 2020. We believe our commitment to delivering the best quality curated meal offerings helped us to win with both existing and new guests who experienced a heightened engagement with food-at-home in 2020, and our curated meal offerings accounted for approximately 15% of sales in fiscal 2020.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market strives to be the go-to food destination for entertaining needs, especially during the holiday seasons. We believe this is a result of our high-quality food offering that meets the expectation for special occasions as well as our attractive holiday meals programs. From intimate dinners to gatherings for catering, The Fresh Market has you covered. Our Dinner for Two on Valentine’s Day offers guests the ability to create a romantic meal at home with a prime Chateaubriand steak and Chilean Sea Bass. For tailgating at home, we offer our fan favorite platter including pot roast and caramelized onion sliders, pepperoni pinwheels with all the appetizers and fresh baked cookies. We believe we are our guests’ number 1 destination for holiday and special occasion meal offerings which results in significantly increased sales during holiday weeks compared to non-holiday weeks.

Conveniently located, easy to navigate small-box format

Our fresh-focused offering is complemented by our small-box stores in established neighborhoods that are close to our target, higher-income guests with average annual household income of over $75,000. We address on-the-go consumer demand for convenience through simple in-store navigation. Average stores are approximately 21,000 square feet versus a conventional food retailer at approximately 60,000 square feet, which allows us to fit in high-density areas where conventional grocers cannot. The store ambiance is an Old-World European marketplace layout with an elevated, sensory experience with fresh aromas, classical music, spotlights, and exceptional cleanliness. We generate very productive marketing and, per the Integrated Insight Survey, achieve an 86% household brand awareness in our markets. In addition, the small-box format in high population density areas near our guests’ homes supports our convenience-focused curbside pickup business, which we believe is an important part of providing our guests with an omni-channel shopping experience.

We operate 159 stores on the East Coast and in the Midwest, with our core market being the Southeastern portion of the United States. We benefit from attractive operating dynamics in the Southeast, including lower labor costs and exposure to stronger growing demographics and metropolitan statistical areas (“MSAs”). We believe there is significant whitespace to expand unit count with 75 immediately actionable opportunities within our core markets and an opportunity to double our store count over the next 10 years.

Loyal guest following with attractive demographics

Our customers have a heightened engagement with food and actively seek out high quality fresh and perishable items. According to the Integrated Insight Survey, 37% of our target market will pay more for high quality food and value high quality fresh foods more than getting a deal on other products. We attract guests from a high-income demographic who seek out and have a higher willingness to pay for high quality, fresh food. Approximately 62% of our guests have an average household income above $75,000. Households that have shopped with us have exhibited higher monthly grocery spending than households that do not shop with us.

We have attracted a loyal guest following—our top 10% of guests represented almost 60% of our revenue and visited our stores approximately twice per month in fiscal 2020. This population’s heightened engagement with food has been one factor in our continued outperformance over the past year, as our guests have reported more significant increases in their level of spending and shopping frequency compared to non-guests. Moreover, our guests largely expect to maintain their level of spending moving forward even after the COVID-19 pandemic subsides. Additionally, our guests are vocal advocates for our brand—approximately 90% of survey respondents who shop our stores indicated a high likelihood to recommend us. This likelihood to recommend has converted to our reputation spreading by word of mouth, as survey respondents listed a recommendation by a friend as the most common reason for their first visit to our stores.

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Pursuant to 17 C.F.R. Section 200.83

Dedicated store team members making guest experiences enjoyable

Our team members are passionate about quality food and love to highlight unique items within our stores, promoting the treasure hunt discovery experience that we are known to provide. We utilize an extensive training program to encourage personalized service to our guests that our store team members know by name. Approximately 50% of our team members are full-time with a high level of retention and an established, clear path to promotion. None of our team members are subject to collective bargaining agreements. In response to the COVID-19 pandemic, we quickly set a high standard for safety and sanitation within our stores. Due to our store team members’ unrelenting focus, 96% of surveyed guests gave us positive ratings for cleanliness.

Our leadership team has revamped the culture of the Company to (i) ensure our stores have the freshest products and offer the best guest service in a clean and safe environment and (ii) be extremely nimble and entrepreneurial in trying out various initiatives that improve our guests’ experience. Such measures include investing in guest wait time so that no guest has to wait longer than 30 seconds to check out and increased team member training which provides for a better guest experience. At the corporate level, we have elevated our Head of Food Safety to directly report to our CEO given our enhanced focus on guest experience and guest loyalty. In our stores, we have streamlined and simplified direct reports to our store managers so that they can better focus on assisting guests and delivering on our in-store experience. Store team members have access to a number of training resources and are encouraged to grow within the organization. We also foster an environment of transparency, where all store and corporate office team members participate in weekly town halls with the CEO and management team.

Strong financial profile with compelling free cash flow

Our management team and the Apollo Funds have taken significant steps in order to position us for long-term and sustainable growth. Our business benefits from a significantly more attractive margin profile compared to its traditional food peers driven by our truly differentiated concept in terms of premium offering, margin accretive value-add products and operational excellence.

Our product offering and strategic initiatives have resulted in average unit sales (“AUV”) of $             million and     % of our stores being profitable in fiscal 2020. We have significantly improved our profitability with industry-leading gross margins of    % in fiscal 2020, attributable to our fresh-focused product mix, and Adjusted EBITDA margins of    % in fiscal 2020. We believe we are one of the most productive food and specialty retailers on a profit per square foot basis when also taking into consideration real estate ownership. We believe execution of our growth initiatives can potentially provide an opportunity to sustain our outperformance over the broader sector. Savings from well identified strategic initiatives focused on cost optimization in labor, shrink, and procurement will be reinvested in our business to further drive profitable growth. Our industry-leading financial performance and limited maintenance capex requirement generated a strong free cash flow conversion of approximately     % in fiscal 2020 and provides us optionality on how to reinvest that cash back into the business or return cash to stockholders. We define free cash flow conversion as Adjusted EBITDA minus capital expenditures divided by Adjusted EBITDA. For further discussion of the use of these measures and a reconciliation of Adjusted EBITDA to net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Competitive Strengths and Initiatives Are Proven by Our Results

The easing of COVID-19-related dining restrictions in our major markets has not slowed our strong comparable store sales growth in those markets, thus demonstrating our competitive differentiation and that our initiatives have resonated with our guests.

Our Growth Strategies

Building upon our success to date, we see a significant opportunity to drive long-term growth across our business by executing on the following growth strategies:

Further invest behind key capabilities to provide a consistent guest experience and drive comparable store sales growth

We will continue to invest in our highly differentiated offering

We have seen tremendous momentum in our business and we have a strong opportunity to showcase our enhanced, differentiated shopping experience to our existing and new guests. We are capturing market share in the food-at-home and food-away-from-home markets through continued leadership in our high-quality, fresh premium offerings and innovation in curated meal offerings. We believe that delayed recovery in the restaurant industry and lack of differentiation in the conventional grocery space provide an opportunity for additional market share gains. We have been focused on ‘owning tonight’s meal’ (being top-of-mind to the consumer when it comes to planning and purchasing dinner), and continue to innovate with the introduction of new items and dining occasions to increase relevance to consumers.

We will continue to systematically upgrade the quality and freshness of our products, with a focus on the produce category. Our produce buyers work directly with growers and have developed long-term relationships to ensure we procure many of the sweetest berries, the finest fruits, and the greatest variety of vegetables. We have launched an extensive training course for the members of the produce department so they can learn how to become produce ‘gurus’, learning to offer suggestions and tell guests about the story behind the food. These initiatives have resulted in an increasing score on produce satisfaction in guest surveys (from 92.7% in fiscal 2019 to 94.5% in fiscal 2020) and in produce unit growth of 31.4% outpacing total unit growth of 21.7% during fiscal 2020. We believe the continued focus on instituting a systematic approach to improving quality and freshness will accelerate comparable store sales growth.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our new “Kitchen Square” concept targets the substantial opportunity to serve our guests in ready-to-eat dining occasions. We expect to pilot this new concept in two to three stores in fiscal 2021 by redesigning the layout of the floorspace to allow for a completely new restaurant look and feel. This will become a convenient destination for dine-in, order ahead and ‘grab and go’ focused guests. An inviting atmosphere filled with inspiring selections will transition throughout the day from a morning coffee and croissant, to a made to order salad for lunch, to a pizza and real Carolina BBQ for dinner. The goal is to provide additional restaurant quality choices for our guests and attract a younger demographic to our stores.

Similarly, we are investing in our ready-to-cook curated meal offerings, with a $7 million capital investment into Market Meal Kit walk-around cases in 120 of our stores. We expect this investment to have a payback period of less than 3 years as Market Meal Kits are a key driver in building a bigger basket. These cases provide access to Market Meal Kits, Little Big Meal, Create Your Own Kit, and Ready-to-Heat options. Our Market Meal Kits are assembled in-store, with meats and vegetables cut by hand and expertly paired with sauces and ingredient packs. We also suggest wine and dessert pairings to accompany many of our curated meal offerings.

We have reduced prices across approximately 50 items our guests purchase frequently, such as bananas, avocados, milk and others, so that our most basic items are now priced competitively. In the last year, we have invested approximately 70 basis points of merchandise margin across a number of categories in all our stores, and we plan to continue to reinvest price back in a clinical manner to benefit our guests in select products where price matters the most. We are also pursuing center-of-the-store re-alignments which will optimize shelf space and increase sales productivity by enabling the application of computer-generated ordering. We believe this in turn will improve margin through standardization of shelf alignment and a reduction in shrink.

Improvement of in-store execution and operations will further drive sales and productivity

We intend to enhance profitability by improving our operational efficiencies. We will continue to optimize our merchandise presentation through strategic store remodeling and enhanced visual storytelling. We are installing computer-generated ordering software to improve inventory management, increase our in-stock position and build on our demand forecasting abilities. We are developing engineered labor standards to ensure the right resources are in the right place at the right time to optimize our service levels. These operational improvements will not only drive efficiencies, but will also ensure a more consistent and delightful guest experience.

Our team is constantly evaluating the right in-store presentation to deliver the best experience to our guests. To that effect, we will continue to pursue store refreshes with attractive returns, focusing on enhanced produce refrigeration, aspirational displays, walk-around cases highlighting our curated meal offerings, and new point of sale machines in all 159 of our stores. We plan to finish six store refreshes in fiscal 2021, targeting return on invested capital of greater than 20%. Over the next five years we expect to have modernized more than 75 stores with varying degrees of capital to strengthen our brand, especially in areas where we are adding new stores.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

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Our exemplary guest service scores are a direct result of our talented and motivated in-store managers and team members. We have recently completed a realignment of our reporting and compensation structure to increase accountability and further incentivize performance. We have seen a significant increase in performance by raising the number of team members that are eligible for store-based performance bonuses. The simplified store organizational structure has increased transparency into promotion opportunities as we look to develop talent through investments in training and performance reviews. Our team members are a critical component of our growth story, providing high-touch service to support our specialty offering.

We are constantly evaluating our operations to identify areas for improvement in our cost structure while also enhancing the guest experience. At the store level, we are introducing engineered labor standards which will more efficiently allocate our highly talented team members, create labor efficiencies between departments and improve overall engagement with our guests. Maximizing the freshness of our high-quality offering while minimizing out-of-stock items is key to ensuring a consistent guest experience. We have engaged in the implementation of an automated demand forecasting system to ensure our best-selling products are available for our guests while also reducing shrink from over-ordering. Continued performance against our growth initiatives will result in additional margin benefit as we leverage our corporate and store overhead, part of which will be reinvested into the business.

Focusing our marketing to deepen engagement with our guests

We have significantly increased our marketing efforts through targeted digital campaigns, innovative print content and aspirational signage. Our brand benefits from an attractive household brand awareness, which per the Integrated Insight Survey, reached 86% in our markets. To further engage with our loyal guest base, we plan to use targeted marketing campaigns employing a variety of channels, including loyalty marketing, email marketing, social media marketing, geo-targeted mobile ads, and in-store marketing. We want to leverage our marketing and eCommerce platforms to help guests discover our new products and menus for ‘tonight’s meal’ and for all their special meal occasions and events. In fiscal 2020, we increased our marketing spend by approximately 60% and we expect to continue investing in our marketing spend. In fiscal 2021, we plan to have our marketing team run campaigns to protect market share where our competitors are entering with new stores.

Capitalize on substantial whitespace opportunity with a focus on expanding store footprint through de-risked in-fill opportunities

We made a strategic decision to pause new store openings over the last three fiscal years to focus on our core business. While we believe our business is now on a sustainable growth trajectory and with tremendous momentum, we plan on returning to a disciplined store growth strategy. Our methodology for selecting new sites includes an analysis of population and spending data, existing competitors and rigorous site level standards. Our internal analysis, in concert with our real estate advisors, has resulted in a methodical, multi-stage expansion plan that focuses on stores within our core market in the Southeast. We have a significant amount of confidence in our ability to expand beyond our core markets in the long term, by increasing the penetration of our secondary markets and expansion of our core geographies. We plan to open one new store in fiscal 2021 and, beginning in fiscal 2022, we plan to open seven to 12 new stores per year for the following four years.

Our primary focus is to expand into in-fill locations and surrounding metro areas within core markets. Examples of our near-term focus area include Florida and the Carolinas. We believe our core near-term opportunities include approximately 75 locations and offer high visibility into low-risk expansion. Existing store AUVs above our average in combination with strong market share performance within our core Southeast geography supports the viability of our expansion. These 75 locations provide an ample pipeline for our near-term store openings and exceed the number of new store openings planned for the next five years.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We also consider secondary markets where our locations have a strong brand awareness but limited penetration. We believe there is approximately an incremental 275 locations that could accommodate our preferred size of stores in secondary markets we would consider. Beyond our core and secondary markets, we believe our greenfield opportunity currently includes an additional 300 locations nationally.

We seek to open new stores with the following economics:

•	Sales per new store of $12 to $14 million per year

•	Strong store-level EBITDA margins of 12% to 14%

•	Total cost per new location of $5 to $6 million (including pre-opening costs and tenant improvement allowances)

•	Return on invested capital of at least 25% and a payback period of 3 to 4 years

Store-level EBITDA margins are calculated as store EBITDA (which excludes corporate expenses) divided by the store’s sales; return on invested capital is computed as store EBITDA divided by our initial cash investment in the store.

Enhance guest engagement with a full-scale loyalty program and improved eCommerce capabilities

We expect to launch a loyalty program in the fall of fiscal 2021. In order to promote our loyalty program, we intend to leverage our existing database of over 1.75 million email addresses currently subscribed to our digital promotions to drive conversion and penetration early on. The program will center around experiential rewards and personalized use cases that reinforce our brand, with the goal of increasing visit frequency and basket size for all guests. Through a points accumulation system, our top guests will enjoy the benefit of targeted savings for their loyalty and continued support of The Fresh Market. Our goal would be to reinvest the EBITDA impact of the resulting sales uplift back into the program so that it is a self-sustaining initiative.

Our loyalty program is designed to replicate the signature TFM discovery and “joy of shopping” experience by educating, surprising, delighting and rewarding guests who join the loyalty program including: (i) special loyalty pricing and personalized offers, (ii) promotions and giveaways, (iii) curated clubs and rewards, (iv) social giving and (v) earning special personalized experiences with our distinguished roster of curators and taste makers. Extensive consumer acceptance testing of the loyalty program prototype completed in fiscal 2020 indicated that our loyalty program member guests would visit more often, spend more on each visit, purchase more items per visit and would shift more of their visits to TFM from other competitors where they shop. Importantly, these guests stated that the program enhanced their perception of the TFM brand, our value and our commitment to our guests and communities and that they are eagerly awaiting the launch of our first ever loyalty program. In addition, the loyalty program will deliver a previously unavailable, robust level of guest purchase behavior data that will inform future merchandising, marketing and operating strategies.

We are in the process of redesigning our eCommerce sales portal, a project that began in the second half of fiscal 2020. We believe this program and improvements to our curbside pickup experience with our Personal Shopper store team members hand-picking products has significantly increased our eCommerce sales. We believe curbside pickup will be the driver of growth within our digital business, where we can differentiate the experience through our expertise in high-touch guest service. Our continued efforts in our omni-channel capabilities have increased penetration from an average of 5.6% in fiscal 2020 to 6.9% in the week ended January 31, 2021.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Apollo Global Management and the Berry Family

We believe we benefit from Apollo’s food retail expertise, their support on various strategic initiatives and their ability to attract talented senior management to our organization. Moreover, we believe the continued support of the Berry Family, with their long-standing influence and commitment to The Fresh Market is integral to our continued success. Both the Apollo Funds and the Berry Family will continue to have significant ownership positions in the Company following the completion of this offering. For information regarding the Apollo Funds and the Berry Family’s ownership in us after this offering, see “Principal Stockholders.”

Apollo Global Management.

Founded in 1990, Apollo is a leading alternative asset manager with 15 offices globally in New York, Los Angeles, Houston, San Diego, Bethesda, London, Frankfurt, Luxembourg, Madrid, Singapore, Hong Kong, Shanghai, Tokyo, Delhi, and Mumbai. As of December 31, 2020, Apollo had assets under management of approximately $455 billion in its affiliated private equity, credit-oriented capital markets, and real assets funds invested across a core group of industries where Apollo has considerable knowledge and resources.

Apollo Funds are one of the most active private equity investors in retail and consumer businesses, especially in the food retail sector, with a best-in-class track record of generating equity value for stockholders. Apollo Funds’ investments in retail and consumer sectors include or have included The Fresh Market, Smart & Final, Albertsons, Sprouts Farmers Markets, Hostess Brands, Ralphs Grocery Company, Dominick’s Supermarkets, General Nutrition Centers, Qdoba Restaurant Corporation, CKE Restaurants (parent company to Carl’s Jr. and Hardee’s), amongst others. Apollo Funds’ investments in the food retail sector over the last 20 years have been led by Apollo Senior Partner Andrew Jhawar, who is the current Chairman of the Board of The Fresh Market and Smart & Final, and who was the prior Chairman of the Board of Sprouts Farmers Market.

The Berry Family.

Ray Berry is the founder of The Fresh Market and served as President and Chief Executive Officer of the Company from 1981 until 2007. Prior to founding The Fresh Market, Mr. Berry held positions at numerous grocery and retail companies, including Vice President of Stores at The Southland Corporation (former parent of 7-Eleven, Inc.) where he was responsible for the operations of approximately 4,000 7-Eleven stores. Ray Berry’s son Brett Berry has also served in various roles at The Fresh Market including as Chief Executive Officer from 2007 until 2009. The Berry family has been a longtime stockholder and a strategic sponsor of The Fresh Market.

Corporate Information

We were organized under the laws of the State of Delaware as a corporation on March 29, 2016. Our principal executive offices are located at 300 N. Greene Street, Suite 1100, Greensboro, North Carolina 27401. Our telephone number is (336) 272-1338. Our website is located at www.thefreshmarket.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

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The Offering

Issuer	The Fresh Market Holdings, Inc.

Common stock offered by us	shares (or shares, if the underwriters exercise their option to purchase additional shares of common stock in full as described below).

Option to purchase additional shares	We have granted the underwriters an option to purchase up to an aggregate of additional shares of common stock from us at the initial public offering price, less underwriting discounts and commissions. The underwriters may exercise this option at any time within 30 days from the date of this prospectus. See “Underwriting.”

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $ million (or approximately $ million if the underwriters exercise their option to purchase additional shares of common stock in full), after deducting underwriting discounts and commissions, based on an assumed initial offering price of $ per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

We intend to use approximately $ million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds may be used for general corporate purposes. See “Use of Proceeds.”

Controlled company exemption	Upon completion of this offering, the Apollo Funds will continue to beneficially own more than 50% of our outstanding common stock. As a result, we intend to avail ourselves of the “controlled company” exemptions under the rules of the , including exemptions from certain of the corporate governance listing requirements. See “Management—Controlled Company Exemption.”

Voting rights	Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.

Dividend policy

We do not currently intend to pay dividends on our common stock. We plan to retain any earnings for use in the operation of our business and to fund future growth. Any declaration and payment of future dividends to holders of our common stock may be limited by restrictive covenants in the agreements governing our indebtedness, will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

considerations that our board of directors deems relevant. See “Dividend Policy.”

Proposed stock exchange symbol	We have applied to list our common stock on under the symbol “TFM.”

Risk Factors	You should read the section titled “Risk Factors” beginning on page 21 of this prospectus for a discussion of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.

The number of shares of our common stock to be outstanding immediately after the closing of this offering is based on                shares of common stock outstanding as of                 , 2021 and, except as otherwise indicated, all information in this prospectus, reflects and assumes the following:

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering;

•	does not reflect any additional shares of our common stock reserved for future grant under our new equity incentive plan, which we expect to adopt in connection with this offering; and

•	does not reflect any additional shares of our common stock issuable upon exercise of outstanding options under our existing equity incentive plan.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SUMMARY CONSOLIDATED HISTORICAL AND OTHER DATA

The following tables present our summary consolidated financial and other data as of and for the periods indicated.

The summary consolidated statements of operations data for the fiscal years ended January 26, 2020 and January 27, 2019, and the summary consolidated balance sheet data as of January 26, 2020 and January 27, 2019 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that should be expected in any future period.

The summary historical financial data presented below are not necessarily indicative of the results that may be expected in the future and do not purport to project our financial position or results of operations for any future date or period, and should be read together with the information under the sections titled “Capitalization,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year Ended
	January 26, 2020		January 27, 2019
	(dollars in thousands, except per share data)
Consolidated Statements of (Loss) Income Data
Sales		$1,522,555		$1,595,448
Cost of goods sold		1,042,282		1,065,956

Gross profit		480,273		529,492
Selling, general and administrative expenses		387,842		440,070
Transaction and related costs		1,414		(223)
Impairments and store closure costs		5,387		27,262
Depreciation		49,902		59,563

Income from operations		35,728		2,820
Interest expense		98,252		97,642
Loss on extinguishment of debt		—		3,202

Loss before income taxes		(62,524)		(98,024)
Tax provision (benefit)		2,893		(19,427)

Net loss		$(65,417)		$(78,597)

Per Share Data
Net Loss per share—basic and diluted	$		$
Weighted-average shares outstanding—basic and diluted
Non-GAAP Financial Measures
EBITDA(1)		$85,630		$62,383
Adjusted EBITDA(1)		120,579		107,094
Other Operating Data (unaudited)
Number of stores (at period end)		159		161
Percentage change in comparable store sales(2)		(1.8)%		0.4%
Gross square footage at end of period (in thousands)		3,362		3,410
Average comparable store size (gross square feet)(3)		21,169		21,152
Comparable store sales per gross square foot during period(3)		$448		$449
Balance Sheet Data (end of period)
Total Assets		$1,437,787		$1,381,343
Total long-term obligations(4)		$1,063,941		$907,912
Total stockholders’ equity		$180,213		$244,135

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(1)

EBITDA, a measure used by management to assess operating performance, is defined as net income plus interest expense, loss on extinguishment of debt, income taxes, and depreciation and amortization. Adjusted EBITDA, another measure used by management to assess operating performance, is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under our debt agreements. For a discussion of the use of these measures and further information, see the table below and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

(2)

Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. We believe that comparability is achieved approximately 15 months after opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. Generally, a store is removed from comparable store sales in the period it is closed. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

(3)

Average comparable store size and comparable store sales per gross square foot are calculated using the gross square footage and sales for stores included within our comparable store base for each month during the given period.

(4)

Total long-term obligations as of January 26, 2020 and January 27, 2019 include our long-term indebtedness, financing lease obligations (as of January 27, 2019), and, with the adoption of ASC 842, Leases, in fiscal 2019, operating lease liabilities.

The following table provides a reconciliation of net income or loss as reported to EBITDA and Adjusted EBITDA:

	Year Ended
	January 26, 2020	January 27, 2019
	(amounts in thousands)
Net loss as reported	$(65,417)	$(78,597)
Depreciation	49,902	59,563
Tax provision	2,893	(19,427)
Interest expense	98,252	97,642
Loss on extinguishment of debt	—	3,202

EBITDA	85,630	62,383
Non-cash share-based compensation(1)	(1,503)	388
Impairment and store closure costs(2)	4,527	27,262
Pre-opening expenses(3)	574	1,295
Corporate severance and other charges(4)	3,086	4,686
Tenant allowance receipts and noncash rent expense(5)	272	2,242
Amortization of favorable and unfavorable leases(6)	—	466
Sponsor fees(7)	1,598	1,635
Transaction and related costs(8)	1,414	(223)
Business optimization expenses(9)	965	1,759
Litigation expenses(10)	(9)	165
Project costs(11)	105	24
Adoption of new accounting principle(12)	23,256	—
Other(13)	510	357
Add back EBITDA loss for stores closed during year(14)	154	4,655

Adjusted EBITDA	$120,579	$107,094

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Non-cash share-based compensation related to equity awards granted to our employees. The net benefit for fiscal 2019 is due to forfeitures.
(2)

Impairment charges of stores or long-lived assets, gains or losses upon disposal of property and equipment, reserve adjustments and other lease costs, liquidation of inventory, and other costs associated with store closures. For fiscal 2019, includes $6.0 million in impairment charges predominantly associated with write-downs for certain store locations, partially offset by a net credit of $0.6 million in store closure costs. For fiscal 2018, includes $24.2 million in store closure costs and $3.1 million in impairments.

(3)	Costs incurred prior to the opening of new stores, primarily consisting of rent, employee wages, and travel costs during the pre-opening period.
(4)	Severance and related employee benefits associated with certain terminations of leadership positions as well as recruiting and on-boarding costs for replacements for certain positions.
(5)

Adjustments to account for (i) the difference in GAAP straight line rent expense and cash rent expense on a straight-line basis, (ii) the non-cash amortization of tenant allowances, (iii) cash received from landlords for tenant allowances.

(6)	Amortization of lease related assets and liabilities recorded as part of purchase accounting.
(7)

The annual management and other fees and related expenses, including those paid under the Management Services Agreement entered into in connection with the Acquisition. See “Certain Relationships and Related Party Transactions—Management Services Agreement”.

(8)	The transaction and related costs in connection with the Acquisition.
(9)	Costs related to our business optimization projects.
(10)	Expenses related to wage and hour litigation, including settlement costs.
(11)	Non-capital professional fees associated with new store projects.
(12)

Incremental non-cash expenses associated with the adoption of ASC 842, Leases, on January 28, 2019, primarily related to the amortization of the former favorable lease intangible assets over a shorter period, the remaining lease term, as required under ASC 842, Leases. The shorter amortization period is expected to result in incremental non-cash expense of $13.1 million in fiscal 2020, $8.4 million in fiscal 2021, and $4.7 million in fiscal 2022 assuming there is no subsequent re-evaluation of the lease terms for lease modifications that may occur in the future. See Part II, Item 8. Financial Statements, Note 7, “Leases” in our Notes to the Consolidated Financial Statements, for further details.

(13)	Other costs and charges, such as net gains and losses on the disposal of assets.
(14)	The EBITDA losses related to the operation of two stores closed during fiscal 2019 and fifteen stores closed during fiscal 2018.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

AND SUMMARY OF RISK FACTORS

This prospectus contains forward-looking statements, which involve risks and uncertainties. These forward-looking statements are generally, but not always, identified by the use of forward-looking terminology, including the terms “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans, objectives of management and expected market growth are forward-looking statements. Our actual results and the outcome and timing of certain events may differ significantly from the expectations discussed in the forward-looking statements. Factors that might cause or contribute to such a discrepancy include, but are not limited to, the factors set forth below:

•	Risks Related to Our Business and Industry

•

the impact of various operating factors and downturns or volatility in general economic conditions, including as a result of the current novel coronavirus (COVID-19) pandemic affecting the food retail industry;

•	competition in our industry and our ability to compete successfully;

•	the impact of higher wage and benefit costs on our business;

•	our ability to attract, train and retain new team members;

•	the impacts of any union attempts to organize our team members;

•	our ability to achieve past levels of comparable same store sales growth;

•

our dependence on a few key third-party vendors to provide logistical services for our stores, including services related to inventory replenishment and the storage and transportation of many of our products;

•	our ability to return to a growth strategy or the burden of new stores on our existing resources;

•	the impacts of our significant lease obligations;

•	the impact of economic conditions on consumer spending;

•	the occurrence of, and our ability to respond to, any disruptions or compromises to our information technology, administrative, or outsourcing systems, including a security breach;

•	our ability to maintain the privacy and security of confidential customer and business information;

•	our ability to protect or maintain our intellectual property, including The Fresh Market trademark;

•	our ability to identify, source, and market new products that meet our high standards and customer; preferences and our ability to offer our customers an aesthetically pleasing shopping environment;

•	our stores’ heavy reliance on sales of perishable products and the impact of ordering errors or product supply disruptions;

•	the impact of increased commodity prices on our profitability;

•	the geographic concentration of our stores in the southeastern United States and exposure to local economies, regional downturns or severe weather or catastrophic occurrences;

•	the impact of future consumer, employment or other litigation;

•	any future requirement to recognize store asset impairment charges and the impact of any decline in the fair value of an intangible asset or our business;

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	the result of changes in accounting standards, subject assumptions and estimates by our management relating to complex accounting matters;

•	the impact of any insurance plan claims or actuarial estimates;

•	changes in energy costs;

•	unexpected side effects, illness, injury or death that could result from the products we sell and the potential discontinuance or exposure to lawsuits resulting from any such occurrences;

•	our ability to maintain our reputation and the value of our brand;

•	changes in federal, state and local laws and regulations and our ability to comply with these laws and regulations;

•	Risks Related to Our Indebtedness

•	our ability to fund our operations and capital expenditures in light of our substantial indebtedness;

•	the impacts of our potential incurrence of additional indebtedness in the future;

•	our ability to generate sufficient cash to service our existing or future indebtedness;

•	the impacts resulting from any default by us on our indebtedness;

•	volatility and weakness in bank and capital markets;

•	Risks Related to this Offering and Ownership of Our Common Stock

•	significant fluctuations in our stock price may occur;

•	our ability to incur significantly increased costs and devote substantial management time as a result of operating as a public company;

•	our ability to comply with requirements to design, implement and maintain effective internal control over financial reporting;

•	the effectiveness of our disclosure controls and procedures in detecting errors or acts of fraud;

•	the impacts of the Apollo Funds’ substantial control following the completion of this offering;

•	the impacts of being a “controlled” company under the rules of ;

•	our reliance, as a holding company, on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations;

•	dilution resulting from this offering;

•	future dilution may result from the issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise;

•	there is no prior public market for our common stock, and there can be no assurances that a viable public market for our common stock will develop;

•	we do not anticipate paying dividends on our common stock in the foreseeable future;

•

the impacts if equity research analysts or industry analysts do not publish research or reports about our business, publish negative reports or change their recommendations regarding our stock adversely;

•	if we issue preferred stock, the terms of such preferred stock could adversely affect the voting power or value of our common stock;

•	our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities;

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under the Delaware General Corporation Law (“DGCL”) may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock;

•

our designation of the Delaware Court of Chancery in our amended and restated certificate of incorporation as the exclusive forum for certain types of stockholder legal proceedings could limit our stockholders’ ability to obtain a more favorable forum for disputes with us or our directors, officers or team members.

These forward-looking statements are not statements of historical fact, and reflect our views based on current expectations, estimates and projections about industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in “Risk Factors” and the other cautionary statements included in this prospectus, which you should consider and read carefully. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those described or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

In addition, statements that contain “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe that this information provides a reasonable basis for these statements, this information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

You should read this prospectus and the documents filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. Our forward-looking statements do not reflect the potential impact of any future acquisitions, merger, dispositions, joint ventures or investments we may undertake. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

RISK FACTORS

You should carefully consider the risks and uncertainties described below, as well as the other information contained in this prospectus, including our consolidated financial statements and the related notes thereto included elsewhere in this prospectus, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding to invest in our common stock. Any of the following risks could materially and adversely affect our business, financial condition and results of operations, in which case the trading price of our common stock could decline and you could lose all or part of your investment.

Risks Related to Our Business and Industry

Various operating factors and downturns or volatility in general economic conditions, including as a result of the current novel coronavirus (COVID-19) pandemic affecting the food retail industry, may disrupt our business and could negatively impact our financial condition.

The global outbreak of the novel coronavirus (“COVID-19”) that began in the early part of 2020 and has recently resurged in many parts of the country has disrupted our business and could continue to do so for the foreseeable future until the impact of the pandemic subsides.

Although our grocery store operations are generally deemed “essential” operations by federal, state and local authorities, thereby allowing our stores to remain open despite government mandated stay-at-home or similar shelter-in-place orders, there can be no assurance that our stores will continue to be allowed by governmental authorities to remain open while the COVID-19 pandemic persists or if it worsens. A closure of stores would adversely impact our net sales, and any alleged failure to comply with such orders or any other governmental regulations promulgated in response to the COVID-19 crisis could result in costly litigation, enforcement actions and penalties and could also be harmful to our reputation. Even if our stores remain open, we have been required to implement restrictions on the number of customers allowed in our stores at a given time to promote social distancing. Store traffic may further decline as customers shop less frequently, choose other retail or online outlets to minimize potential exposure to COVID-19 or return to restaurants and other outlets to purchase and consume food as state economies reopen.

Although our operations have generally stabilized since the onset of the pandemic, there can be no assurances that the spread of COVID-19 will not strain our supply chain, store operations and merchandising functions in the future. This could create difficulties and delays in obtaining products from our distributors, delivering products to our stores and adequately staffing our stores and distribution centers. If we are unable to continue to source, transport and stock products in our stores or to maintain adequate staffing levels in our stores and distribution centers due to disruptions caused by the COVID-19 crisis, we will be unable to maintain inventory levels and continue to operate our stores at levels to meet customer demand. Further, if we do not identify and source appropriate products in response to our customers’ evolving needs during the COVID-19 crisis, we may lose existing customers and fail to attract new customers, which could cause our sales to decrease, resulting in a material adverse effect on our business, financial condition, results of operations and cash flows.

We may experience material and adverse impacts to our business and financial condition as a result of any economic recession or depression that has occurred or may occur as a result of efforts to curb the spread of COVID-19. For example, during March 2020 through April 2020, the United States experienced a rapid and significant increase in unemployment claims and other indications of a significant economic slowdown believed to be related to the COVID-19 pandemic. Consumers’ perception or uncertainty related to the economy, as well as a decrease in their personal financial condition, could hurt overall consumer confidence and reduce demand for many of our product offerings. Consumers may reduce spending on non-essential items, purchase value-oriented products or increasingly rely on food discounters in an effort to secure the food products that they need, all of which could impact our sales and profit.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We have incurred, and expect to continue to incur, significant costs to support our store team members, including expenses for added labor, store bonuses, enhanced benefits and safety measures. If, as a result of the impact of the COVID-19 pandemic, we are unable to continue to provide our team member with appropriate compensation and protective measures, we may be unable to retain current or attract new team members to meet our needs. In addition, nearly all of administrative and our store support team members remain in a remote work environment in an effort to mitigate the spread of COVID-19. Our failure to provide appropriate technological resources and maintain adequate safeguards around our remote work environment could result in loss of productivity. In addition, the remote work environment may increase certain risks to our business, including phishing and other cybersecurity attacks.

We have experienced instances of our team members contracting COVID-19, and in response we follow CDC and other health authority guidelines to report positive test results and reduce further transmission. Any widespread transmission of COVID-19 among our team members within a particular store or geographical area might necessitate that we temporarily close impacted stores, which may negatively affect our business and financial condition, as well as the perception of our company. Further, if individuals believe they have contracted COVID-19 in our stores or believe that we have not taken appropriate precautionary measures to reduce the transmission of COVID-19, we may be subject to costly and time-consuming litigation.

Our growth plans for 2021 and beyond may be negatively impacted by the COVID-19 pandemic if our new store construction projects are placed on hold or delayed due to restrictions on construction work or constraints on necessary resources, and we expect such delays may continue for as long as the COVID-19 pandemic persists.

Measures taken by governmental authorities to reduce the transmission of COVID-19, including stay-at-home orders and business closures, as well as lack of subsequent economic stimulus initiatives, have resulted in wide-scale unemployment and financial hardship for a large portion of the U.S. population. Shifts in demand to lower priced options and reduced traffic from stockpiling in preparation for the pandemic or from consuming less food at home as restaurants and other businesses reopen may negatively impact sales in subsequent periods. The economic fallout of the COVID-19 pandemic on the geographic areas where we operate may adversely affect our business.

The full extent to which the COVID-19 pandemic impacts our business and financial condition will largely depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the pandemic and the actions necessary to contain COVID-19 or treat its impact.

We face intense competition in our industry, and our failure to compete successfully may have an adverse effect on our profitability and operating results.

Food retail is a large and competitive industry. Our competition varies and includes national, regional, and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, and farmers’ markets. We also compete in the food-at-home and food-away-from-home markets. Each of our competitors competes with us on the basis of product selection and quality, customer service, store format, location, and price, or a combination of these factors. Some of these competitors may have been in business longer or may have greater financial or marketing resources than we do and may be able to devote greater resources to sourcing, promoting, and selling their products. We have seen an increase in pricing pressure on our products and, due to increasing competition, we may face continued pricing pressure on our products, which could have a material negative impact on our gross margin. In addition, a recovery in the restaurant industry as the COVID-19 pandemic subsides could adversely impact our recent market share gains in the food-at-home and food-away-from-home markets.

Some competitors are aggressively expanding their number of stores or their product offerings, including within our core markets in the southeastern United States. In their new or remodeled stores, our competitors often

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

increase the space allocated to perishable food and specialty food categories, which are our core categories, and are lowering the prices of many of those items. If competitors are able to offer perishable and specialty products comparable to those we sell, while also offering a wide range of traditional grocery and non-food items that we do not sell, customers may reduce the number of trips they make to our stores. In addition, if competitors offer lower prices than we do, and we do not make competitive price changes in response, consumers may perceive us as a higher-priced merchant and shop us only on “special occasions,” or not at all. Increased competition in proximity to our existing or future stores also may make obtaining suitable sites for new stores and employee retention more difficult and could raise our occupancy costs and our cost of hiring and retaining qualified team members.

As a result of consumers’ growing desire to shop online, including as a result of the COVID-19 pandemic, we also face increasing competition from both our existing competitors that have incorporated the internet as a direct-to-consumer channel and online providers that sell grocery products and specialty foods. Although we have invested in growing our eCommerce platform, including to respond to increased customer demand as a result of the COVID-19 pandemic, and offering our customers the ability to shop online for curbside pickup, there is no assurance that these online initiatives will be successful. Moreover, we have incurred incremental eCommerce fees as more customers adopt our digital solutions, and expect to incur additional incremental costs if this trend continues. These initiatives may have an adverse impact on our profitability as a result of greater operating costs to compete.

As competition intensifies or competitors open stores within close proximity to our stores, our results of operations may be negatively impacted through a loss of sales, reduction in margin from competitive price changes, and greater operating costs, including increased marketing expense. Our response, or failure to respond effectively, to these competitive pressures could adversely affect our profitability and operating results. Further, any attempt by a competitor to copy or mimic our smaller-box format or operating model could materially impact our business, results of operations, and financial condition by causing a decrease in our market share and our sales and operating results.

Higher wage and benefit costs could adversely affect our business.

Increasingly, our wage and labor-related costs are potentially affected by federal, state, and local legislative or administrative actions. For example, the federal government has considered raising the national minimum wage, and various states and local jurisdictions have sought to increase retail employee wages by raising minimum wage rates or scheduling future increases in such rates, which may also cause wage rates above the minimum to increase in those markets. In the event of increasing wage rates, if we fail to increase our wages competitively, the quality of our workforce could decline, causing our customer service to suffer, while increasing our wages could cause our earnings to decrease. If we are unable to attract, train and retain team members capable of meeting our business needs and expectations, our business, brand image and ability to pursue growth opportunities may be impaired. Any failure to meet our staffing needs or any material increase in turnover rates of our team members may adversely affect our business, results of operations, and financial condition.

If we are unable to attract, train and retain team members, we may not be able to grow or successfully operate our business.

The food retail industry is labor intensive, and our success depends in part upon our ability to attract, train, and retain a sufficient number of qualified team members who understand and appreciate our culture, represent our brand effectively, and establish credibility with our business partners and consumers. Our strategy of offering high quality services and assistance for our customers requires a highly trained and engaged workforce. The turnover rate in the retail industry is relatively high, and there is an ongoing need to recruit and train new team members in existing stores while also staffing any new stores. Our ability to meet our labor needs, while controlling wage and labor-related costs, is subject to numerous external factors, including the availability of a

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

sufficient number of qualified persons in the workforce in the markets in which we are located, unemployment levels within those markets, unionization of the available workforce, prevailing wage rates, changing demographics, health and other insurance costs, and changes in laws and regulations governing the employment relationship. Factors that affect our ability to maintain sufficient numbers of qualified team members include employee morale, our reputation, competition from other employers, and our ability to offer appropriate compensation packages.

Union attempts to organize our team members could negatively affect our business.

None of our team members are currently subject to a collective bargaining agreement. If unions attempt to organize all or part of our employee base at certain stores or within certain regions, responding to such organization attempts may distract management and team members and may have a negative financial impact on individual stores or on our business as a whole.

Our inability to return to or achieve past levels of comparable store sales growth could have a material adverse effect on our business, financial condition, and results of operations.

Our comparable store sales have declined for four of the previous five fiscal years. In addition, our overall comparable store sales have fluctuated in the past and will likely fluctuate in the future. A variety of factors affect comparable store sales, including consumer preferences, buying trends and spending levels, economic conditions, price inflation or deflation, product pricing and availability, in-store merchandising-related activities, consumer perceptions of our stores, the frequency with which consumers visit our stores, and our ability to source and distribute products efficiently. In addition, competition and pricing pressures from competitors (including new competitive entrants with new or recently remodeled stores near our stores) coupled with our inability to remodel or provide the updated equipment in our older stores as quickly as originally planned may also materially adversely impact our operating margins. These factors may cause our comparable store sales results to continue to be materially lower than in past periods, which could have a material adverse effect on our business, financial condition, and results of operations. In addition, we have modified our real estate process to grow at a more measured pace, with fewer future store openings, relocations, and remodels than originally planned. As a result, overall revenue growth will be heavily dependent upon the performance of comparable stores from the existing store base.

We are substantially dependent on a few key third-party vendors to provide logistical services for our stores, including services related to inventory replenishment and the storage and transportation of many of our products. Any delays or disruptions in the purchase, storage, transportation or delivery of inventory, or in our ability to procure products, may have a negative effect on our business, results of operations, and financial condition.

Our business relies upon independent third-party service providers for a majority of product shipments to our stores. Since early fiscal 2017, we have relied on one third-party service provider, SuperValu, Inc. (“SuperValu”), to provide key services related to inventory management, warehousing and transportation for all of our stores. During fiscal 2018, SuperValu was acquired by United Natural Foods, Inc. (“UNFI”), who was our second largest sourcing and distribution provider. The combination of our two largest vendors compounded our dependence on one third-party vendor and may affect our costs and service levels or reduce our supply options. Additionally, any unresolved difficulties associated with integration of the two businesses may result in disruptions to our service. Products sourced and distributed through UNFI accounted for almost two-thirds of the merchandise we purchased in fiscal 2019.

Although we have not experienced any significant difficulty in our inventory management, warehousing, and transportation of products to our stores with UNFI, interruptions could occur in the future and the effects of which may include increases in out-of-stock items, loss of sales, higher costs, and excessive inventory shrinkage. Further, although we expect that UNFI and our other key vendors will have sufficient capacity to accommodate

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

our anticipated needs, they may not have the resources to do so. Any significant disruptions in our relationship with UNFI to service our stores prior to the end of the current term of our agreement, or significant disruptions in our relationships with our other key vendors, including due to their inability to accommodate our needs, would make it difficult for us to continue to operate our existing business or pursue our strategic plans until we execute replacement agreements or develop and implement self-distribution processes. Further, any voluntary change of key vendors could have a short-term disruptive effect on our business. Our initial contractual term with UNFI of three years has expired and we are currently operating under one year auto-renewals unless either party gives 180 days’ notice of non-renewal. We are contractually committed with SuperValu through fiscal 2022. In addition, if our vendors fail to comply with transportation or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. The loss of one or more of our existing significant vendors, particularly UNFI, or our inability to develop relationships with new vendors could reduce our competitiveness and cause our sales and operating results to be materially adversely affected.

While we believe that other third-party service providers could provide similar services on reasonable terms, they are limited in number, and we cannot assure you that we would be able to find a replacement distributor on a timely basis or that such distributor would be able to fulfill our demands on commercially reasonable terms, which could have a material adverse effect on our business, results of operations, and financial condition. We also believe that other distribution strategies may be available, but any such strategies could require significant time to implement, and there is no assurance that such strategies would result in cost savings or adequate service levels. Our third-party service providers (and those they depend upon in turn for materials and services) are subject to a number of risks, including labor disputes, constraints or shortages, union organizing activities, financial liquidity, inclement weather, natural disasters, significant public health and safety events, long-term disruptions to the national and international transportation infrastructure, reduction in capacity, industry-specific regulations, such as hours-of-service rules, supply constraints and general economic and political conditions, any or all of which could limit their ability to provide us with quality products. In addition, these risks may preclude delivery of products to us on a timely basis or at all, which could have an adverse effect on our business, results of operations, and financial condition.

We may not be able to return to a growth strategy on a timely basis or at all. Additionally, new stores may place a burden on our existing resources and adversely affect our existing business.

We have significantly reduced the number of new stores we plan to open while we take steps to improve our core business. We plan to grow at a measured pace. Our growth depends, in part, on our ability to open new stores and to operate those stores successfully. Successful return to sustained growth and implementation of this strategy depends upon, among other things:

•	the identification of suitable and available sites for store locations, including sites in new markets;

•	the negotiation of acceptable lease terms for store sites;

•	the ability to continue to attract customers to our stores through favorable word-of-mouth publicity and targeted marketing activities;

•	the hiring, training, and retention of skilled store personnel;

•	the identification and relocation of experienced store management personnel;

•	the effective management of inventory to meet the needs of our stores on a timely basis;

•	the availability of sufficient levels of cash flow or necessary financing to support our remodels, relocations or new store expansion; and

•	the ability to successfully address competitive merchandising, distribution and other challenges encountered in connection with strategic expansion into new markets.

We may not identify suitable and available sites that meet our investment criteria. The sites that are identified may not produce the levels of sales we predict or that are necessary for a new store to operate

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

profitably. Further, new store openings in markets where we have existing stores may result in reduced sales volumes at our existing stores in those markets. Any new stores that we do open may not achieve sustained sales and operating levels consistent with our mature store base on a timely basis or at all. We cannot assure you that any new store openings will be successful or result in greater sales and profitability. Any failure to successfully open and operate new stores in the time frames and at the costs estimated by us could adversely affect our financial condition and operating results.

We have significant lease obligations, which may require us to continue paying rent for store locations that we no longer operate.

All of our stores are leased, and we are subject to risks associated with our current and future real estate leases for our stores. Our costs could increase because of changes in the real estate markets, entry into new, higher cost markets and supply or demand for real estate sites. We generally cannot cancel our leases, so if we decide to close or relocate a location, we may nonetheless be committed to perform our obligations under the applicable lease, including paying the base rent for the remaining lease term, and we may not find acceptable assignees or sublessees for such locations. We have closed stores, or elected not to open stores in locations where we had signed leases, for which we are still paying rent and other lease expenses while we attempt to negotiate assignment or termination. Finally, as leases for stores that are in operation expire, we may fail to negotiate renewals, either on commercially acceptable terms or any terms at all, and we may not be able to find replacement locations that will provide for the same success as current store locations. Any or all of these factors and conditions could materially adversely affect our growth and profitability.

Economic conditions that impact consumer spending could materially affect our business.

Our results of operations may be materially affected by economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions, or if consumers perceive our stores as destinations for special occasions rather than regular shopping. Future economic conditions affecting disposable consumer income, such as employment levels, business conditions, changes in housing market conditions, the availability of consumer credit, interest rates, tax rates, and fuel and energy costs, could reduce consumer spending or cause consumers to shift their spending to lower-priced competitors. In addition, inflation or deflation can impact our business. Food deflation could reduce sales growth and earnings, while food inflation, combined with reduced consumer spending, could reduce gross profit margins. As a result, our results of operations could be materially adversely affected.

Our business could be harmed by disruptions of or compromises to our information technology, administrative, or outsourcing systems.

We rely on our information technology (“IT”), administrative, and outsourcing systems to effectively manage our business data, communications, supply chain, order entry and fulfillment, to enhance our customer service and other business processes, such as our financial and reporting systems. If we were to experience failures, breakdowns, substandard performance or other adverse effects to these systems, or difficulties accessing the data stored in these systems, this could disrupt our business and result in transaction errors, processing inefficiencies, and the loss of sales and customers, causing our business to suffer. In addition, events affecting our third-party payment processors or our integration with them, including cyber-attacks, Internet or other infrastructure or communications impairment or other events that could interrupt the normal operation of our payment processors or our integration with them, or result in unauthorized access to customer information, could have a material adverse effect on our business. In addition, our IT, administrative, and outsourcing systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, systems failures that could result in the compromise of confidential or sensitive customer, employee or Company data, and usage errors or other actions by an employee.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Failure to maintain the privacy and security of confidential customer and business information, and the resulting unfavorable publicity, could have a material adverse effect on our business, financial condition and results of operations.

Our business relies on our ability to collect, use, retain and share confidential business information and certain personal information relating to our customers, team members, suppliers, advertisers and other third parties in connection with our retail business, our payment systems, our online shopping capabilities, our loyalty program and marketing and human resources organizations, and entrust certain of that information to third-party service providers. We also depend on the secure transmission of customer payments and other sensitive or confidential information over external networks. These activities are regulated by a variety of federal, state, local and foreign privacy, data security and data protection laws and regulations. While we actively manage IT security risks within our control to protect against viruses, other malware and security breaches, including breaches of our transaction processing or other systems (including by hackers), and take considerable efforts to secure our computer networks, there can be no assurance that our security won’t be compromised and that such breaches will not occur, or be detected in a timely manner, even if we are compliant with industry security standards. Due to the evolving nature of cyber security threats, and the techniques that criminals use to obtain unauthorized access to systems and data changing frequently, we may not be able to anticipate these frequently changing techniques or implement adequate preventative measures. Therefore, the scope and impact of any potential security breach or other incident caused by improper activities by third parties, including hackers and criminals, cannot be accurately predicted.

Any such breach, damage, or interruption could have a material adverse effect on our business, result in the disclosure of confidential, sensitive, or proprietary business information, cause us to face significant liability, fines and penalties, customer notice obligations, or costly litigation, as we cannot be certain that it would be covered by insurance, expose us to government enforcement actions, possible assessments from the card brands if credit card data was involved, reduce customers’ confidence in our ability to protect their personal information and otherwise harm our reputation with our customers, which could cause them to alter their spending behavior, including amount of spend or frequency of visits to our store, reduce customers’ willingness to use credit and debit cards in our stores, require us to expend significant time and expense developing, maintaining, or upgrading our IT, administrative, or outsourcing systems or prevent us from paying our suppliers or team members, receiving payments from our customers, or performing other IT, administrative, or outsourcing services on a timely basis. Security breaches are increasing in frequency and sophistication and breaches suffered by well-known companies and institutions have attracted a substantial amount of media attention, prompting new federal and state laws and legislative proposals addressing data privacy and security, as well as increased data protection obligations imposed on merchants by credit card issuers. As a result, we may become subject to more extensive requirements to protect the financial and personal information that we handle, and incur significant compliance costs.

Additionally, as a merchant that accepts debit and credit cards for payment (and our customers engage in a large number of credit and debit card transactions with us each year), we are subject to the Payment Card Industry (“PCI”) Data Security Standard (“PCI DSS”), issued by the PCI Council. PCI DSS is a multifaceted security standard that contains compliance guidelines and standards with regard to our security surrounding the physical administrative and technical storage, processing and transmission of individual cardholder data. By accepting debit cards for payment, we are also subject to compliance with American National Standards Institute (“ANSI”) data encryption standards and payment network security operating guidelines. Failure to be PCI compliant or to meet other payment card standards may result in the imposition of financial penalties or the allocation by the card brands of the costs of fraudulent charges to us. As well, the Fair and Accurate Credit Transactions Act (“FACTA”) requires systems that print payment card receipts to employ personal account number truncation so that the customer’s full account number is not viewable on the slip.

Despite our efforts to comply with PCI DSS, ANSI and FACTA or other payment card standards and security measures, we may become subject to claims that we have violated such laws or standards, based on past, present and future business practices, which could have an adverse impact on our business and reputation. In

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

addition, we have experienced “phishing” attacks, hacking incidents and other unauthorized access to certain data and information, and we cannot be certain that all of our IT and cybersecurity systems and processes will be able to prevent, contain or detect all cyber-attacks or intrusions from known malware or malware that may be developed in the future, particularly as we grow our technology platforms and expand our eCommerce offerings. In addition, as a public company following this offering, we may become the target of an increasing number of such attacks or incidents. To the extent that any disruption results in the loss, damage or misappropriation of information, we may be adversely affected by claims from customers, financial institutions, regulatory authorities, payment card associations and others. A security breach, whether of our systems or those of key third parties, may compromise the security of such systems, credit and debit card transactions, or personal information, as well as confidential or sensitive corporate information, and may continue undetected for a period of time, increasing the potential impact on such data.

We are subject to rapidly changing and increasingly stringent laws and industry standards relating to data privacy, protection and security. The restrictions and costs imposed by these laws, or our actual or perceived failure to comply with them, could subject us to liabilities that adversely affect our business, operations, and financial performance.

The collection, use, retention and sharing of personal information by us and our third-party service providers is subject to federal, state and local data privacy, protection and security laws and regulations, which have become increasingly stringent and recently changing over recent years. Many states throughout the United States have enacted laws regulating the online collection, use, and disclosure of personal information and requiring that companies implement reasonable data security measures. For example, the California Consumer Privacy Act of 2018 (“CCPA”) took effect on January 1, 2020. The CCPA gives California residents expanded rights relating to their personal information, provides civil penalties for violations, as well as a private right of action for certain data breaches, which may increase data breach litigation. Additionally, a California ballot initiative, the California Privacy Rights Act (“CPRA”), recently passed in California. The majority of the CPRA’s provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes will likely be required. Similar laws have been proposed in other states, including Virginia, and at the federal level. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging and costly.

Laws in all states throughout the United States also require businesses to notify affected individuals, governmental entities, and/or credit reporting agencies of certain security breaches affecting personal information. These laws are not consistent, and compliance with them in particular in the event of a widespread data breach is complex and costly. We strive to comply with evolving and applicable laws and regulations relating to data privacy, protection and security but despite our best efforts, we may not be successful in achieving compliance with such laws and regulations and attempting to achieve full compliance may be costly and adversely affect our business operations and financial performance. The the regulatory framework for data privacy, protection and security is, and is likely to remain, uncertain for the foreseeable future, and it is possible that these or other actual or alleged obligations may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. New laws, regulations and industry standards concerning data privacy, protection and security proposed and enacted in various jurisdictions could have a significant impact on our current and planned data privacy, protection and security-related practices, our collection, use, sharing, retention and safeguarding of customer, consumer and/or employee information, as well as any other third-party information we receive, and some of our current or planned business activities.

Any actual or perceived non-compliance with existing and new laws and regulations relating to data privacy, protection and security could result in litigation and proceedings against us by governmental entities, customers or others, fines and civil or criminal penalties, limited ability or inability to operate our business, offer services, or market our platform in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand. Such occurrences could adversely affect our business, financial condition, and results of operations.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In addition, the Telephone Consumer Protection Act (“TCPA”), imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The actual or perceived improper making of telephone calls or sending of text messages may subject to us to potential risks, including liabilities or claims relating to consumer protection laws. Claims that we have violated the TCPA could be costly and time consuming to defend, and if successful, expose us to substantial statutory damages. We could also be required to change some portions of our business model, could face negative publicity and our business, financial condition and results of operations could be adversely affected. Even an unsuccessful challenge of our telephone call or text messaging practices by our customers, regulatory authorities or other third parties could result in negative publicity and could require a costly response from and defense by us.

We may be unable to protect or maintain our intellectual property, including The Fresh Market trademark, which could adversely affect our business.

We believe that our intellectual property has substantially contributed to the success of our business and the value of our brand. In particular, our trademarks, including our registered The Fresh Market and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed our intellectual property rights. We cannot guarantee that we will successfully uncover all unauthorized third-party uses of our trademarks and other intellectual property. If we are unable to do so, or if we are otherwise unable to prevent third parties from using our names and trademarks, the value of our trademarks may be adversely affected, and customer confusion may result. In order to protect or enforce our intellectual property and other proprietary rights, we may need to initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management’s attention from other business concerns, and we cannot guarantee that such efforts to enforce our trademarks and other intellectual property rights will be successful.

Third parties have, from time to time opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis. The outcomes of these actions have included both negotiated out-of-court settlements and litigation. Defending against allegations and litigation can be expensive, take significant time and divert management’s attention from other business concerns. We may also be required to pay substantial damages or be subject to a court order prohibiting us from engaging in certain activities. Any claims of intellectual property infringement, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business, we evaluate the branding of our stores and products and how they are perceived by our customers. As part of this evaluation, we regularly develop new marks and explore using existing marks in new ways. In the future, we may decide (i) to continue to use The Fresh Market name and related design, (ii) to use our other existing trademarks on a wider or different basis, or (iii) to develop new trademarks, which could also incorporate The Fresh Market name. If we undertake such efforts, we cannot assure you that they would be successful in strengthening our brand or improving our brand recognition or image to our customers.

Our success depends on our ability to identify, source, and market new products that meet our high standards and customer preferences and our ability to offer our customers an aesthetically pleasing shopping environment.

Our success depends on our ability to identify, source, and market new products that both meet our standards for quality and appeal to customers’ preferences. Consumer preferences may change rapidly and without warning. A change in consumer preferences away from our offerings could have a material adverse effect on our business. A small number of our team members, including our in-house merchants, are primarily

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

responsible for both sourcing products that meet our high specifications and identifying and responding to changing customer preferences. Failure to source and market such products, or to accurately forecast changing customer preferences, could lead to a decrease in the number of customer transactions at our stores and a decrease in the amount customers spend when they visit our stores. In addition, the sourcing of our products is dependent, in part, on our relationships with our vendors. If we are unable to maintain these relationships, we may not be able to continue to source products at competitive prices that both meet our standards and appeal to our customers.

We also attempt to create a pleasant and appealing shopping experience. If we are not successful in creating a pleasant and appealing shopping experience, we may lose customers to our competitors. If we do not succeed in maintaining good relationships with our vendors and in introducing and sourcing new products that consumers want to buy, or if we are unable to provide a pleasant and appealing shopping environment or maintain our level of customer service, our sales, operating margins, and market share may decrease, resulting in reduced profitability.

Our stores rely heavily on sales of perishable products, and ordering errors or product supply disruptions may have an adverse effect on our profitability and operating results.

We have a significant focus on perishable products. Sales of perishable products accounted for more than 70% of our total sales in fiscal 2020. We rely on various suppliers and vendors to provide and deliver our perishable product inventory on a continuous basis and we do not have significant control over the availability or cost to us of many of the products offered for sale in our stores. We could suffer significant product inventory losses in the event of the loss or shutdown of a major supplier or vendor, disruption of our distribution network, extended power outages, natural disasters, or other catastrophic occurrences. For example, due to the COVID-19 pandemic and the resulting dislocation of workplaces and the economy, the ability of vendors to supply required products may be impaired because of the illness or absenteeism in their workforces, government-mandated shutdown orders or impaired financial conditions. Supplier performance issues may also result in inventory losses. We have implemented certain systems to ensure our ordering is in line with demand and to reduce our rate of inventory shrinkage. Moreover, while the supply of each of our products may return to pre-COVID-19 levels at different times, including as a result of resurgences of the COVID-19 pandemic, and there can be no assurance that our efforts to ensure product inventory for all of the products that our customers require will be successful. Further, we cannot assure you, however, that our ordering systems will always work efficiently, in particular in connection with the opening of new stores, which have no, or a limited, ordering history. If we were to over-order, we could suffer inventory losses, which would negatively impact our operating results, while under-ordering could leave us unable to meet consumer demand. Any or all of these factors could impact our business, financial condition and operating results.

Increased commodity prices may impact profitability.

Many of our products include inputs such as wheat, corn, oils, milk, sugar, cocoa, and other commodities. Commodity prices worldwide may fluctuate widely and are, at times, volatile. While commodity prices do not typically represent the substantial majority of our product costs, any increase in commodity prices may cause our vendors to seek price increases from us (including, for example, prices for proteins and the ingredients for prepared foods). Although we typically are able to pass on modest commodity price increases or mitigate vendor efforts to increase costs to us, we may be unsuccessful in doing so, either in whole or in part, if commodity prices increase materially. In addition, our vendors have incurred additional costs to respond the COVID-19 pandemic, and may seek to pass those costs through to us. In the event we are unable to mitigate or resist our vendors’ requests to obtain price increases, we may in turn consider raising our prices, and our customers may respond negatively or resist any such price increases including by reducing purchases at our stores. Our profitability may be impacted through increased costs to us, which may impact margins, or through reduced revenue as a result of a decline in the number and average size of customer transactions, all of which may have adverse effect on our performance, financial condition and operating results.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The geographic concentration of our stores in the southeastern United States creates an exposure to local economies, regional downturns or severe weather or catastrophic occurrences that may materially adversely affect our financial condition and results of operations.

As of January 31, 2021, we operated 46 stores in Florida, making Florida our largest market and representing approximately 29% of our total stores. We also have store concentration in North Carolina, Virginia, and Georgia, operating 21 stores, 13 stores, and 12 stores in those states, respectively. As a result, our business is more susceptible to regional conditions than the operations of more geographically diversified competitors, and we are vulnerable to economic downturns in those regions. Any unforeseen events or circumstances that negatively affect these areas could materially and adversely affect our revenues and profitability. These factors include, among other things, changes in demographics, economic conditions, population.

The geographic concentration of our stores in the southeastern United States also makes us vulnerable to severe weather conditions and other catastrophic occurrences in areas in which we have stores or from which we obtain products may materially adversely affect our results of operations. Such conditions may result in physical damage to our stores, the inability to re-open stores that may close as a result of damage to the store and/or operating area in a timely manner, closure of one or more of our stores, inadequate work force in our markets, temporary disruption in the manufacture, transport and supply of products, delays in the delivery of products to our stores, our ability to fund losses of inventory, a reduction in the availability of products in our stores, reductions in customer traffic to our stores and our ability to collect on insurance coverage, which is subject to its own inherent risks including the solvency of our insurance carriers, their approval of our claims and the timing of claims processing and payment. In addition, adverse climate conditions and adverse weather patterns, such as drought or flood, that impact growing conditions and the quantity and quality of crops yielded by food producers may adversely affect the availability or cost of certain products within the grocery supply chain. Any of these factors may disrupt our businesses and materially adversely affect our financial condition and results of operations.

Future consumer, employment or other litigation could adversely affect our financial condition and results of operation.

Our retail operations are characterized by transactions involving a wide array of product selections, including prepared food, and consequently carry a higher exposure to consumer litigation risk when compared to the operations of companies operating in many other industries. We have been, are, and may in the future become a party to individual personal injury, products liability, intellectual property and other legal actions in the ordinary course of our business. While these actions are generally routine in nature, incidental to the operation of our business and immaterial in scope, if our assessment of any action or actions should prove inaccurate, our financial condition and results of operations could be adversely affected.

Additionally, we are occasionally exposed to industry-wide or class-action claims arising from the products we carry or industry-specific business practices. Products that we sell may carry claims, whether stated or implied, as to their origin, ingredients or health benefits, including, by way of example, the use of terms such as “natural.” The use of these terms may not be subject to uniform standards, and the resulting uncertainty has led to legal challenges. Plaintiffs have commenced legal actions, including class actions, against a number of food companies, asserting claims for alleged false, misleading, and deceptive advertising and labeling. Should we become subject to similar claims, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Adverse publicity about these matters may discourage consumers from buying our products. Due to the nature of class action litigation, the cost of defending against any such claims could be significant. Any loss of confidence on the part of consumers in the truthfulness of our labeling or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which would have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We also have been, are, and may in the future become subject to claims for discrimination, harassment, wages and hours, and other federal and or/state employment matters, including claims that may be brought on behalf of a putative class of team members. Certain claims asserted in such lawsuits, if resolved against us, could give rise to substantial damages. Our defense costs and any resulting damage awards or settlement amounts may not be covered by insurance. Thus, an unfavorable outcome or settlement of one or more of these lawsuits could have a material adverse effect on our financial position, liquidity, and results of operations in a particular period or periods.

We have recorded store asset impairment charges in the past and may be required to recognize impairment charges in the future.

Pursuant to U.S. generally accepted accounting principles, we are required to recognize an impairment charge when circumstances indicate that the carrying value of long-lived assets may not be recoverable. Our judgment regarding the existence of circumstances that indicate an asset’s carrying value may not be recoverable, and therefore potentially impaired, is based on several factors, including a decision to close a store or negative or declining operating cash flows. If a determination is made that the asset’s carrying value is not recoverable over its estimated useful life, the asset is written down to its estimated fair value, if lower. We recognized store asset impairment charges of $5.7 million and $3.1 million in fiscal 2019 and fiscal 2018, respectively. Our cash flow projections look several years into the future and include assumptions concerning variables such as the potential impact of operational changes, competitive factors, inflation, and the economy. Our estimate of fair value used in calculating an impairment loss is based on market values, if available, or our estimated future cash flow projections discounted to their present value. If these estimates or projections change, we may be required to record impairment charges on certain of these assets, which would negatively impact our results.

Our financial statements include a significant amount of goodwill and intangible assets. A decline in the fair value of an intangible asset or our business could result in an asset impairment charge, which would be recorded as an operating expense in our financial statements and could be material.

Our policy is to evaluate goodwill and indefinite-lived intangible assets for possible impairment as of the first day of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate that the fair value of such assets may be below their carrying amount. In addition, intangible assets that are being amortized are tested for impairment whenever events or circumstances indicate that their carrying value may not be recoverable. We have identified that our business operates as a single operating segment and is a single reporting unit for purposes of testing goodwill impairment. For these impairment tests, we use various valuation methods to estimate the fair value of our business and intangible assets. If the fair value of an asset is less than its carrying value, we would recognize an impairment charge for the difference.

It is possible that we could have an impairment charge for goodwill or tradename intangible assets in future periods if (i) overall economic conditions in 2020 or future years vary from our current assumptions, (ii) business conditions or the strategies for our business change from our current assumptions, or (iii) enterprise values of comparable publicly traded companies, or of actual sales transactions of comparable companies, were to decline, resulting in lower comparable multiples of revenues and earnings before interest, taxes, depreciation, and amortization and, accordingly, lower implied values of goodwill and intangible assets. A future impairment charge for our goodwill or tradename could have a material effect on our consolidated financial statements and related disclosures.

Changes in accounting standards, subjective assumptions and estimates by management related to complex accounting matters may materially impact reporting of our financial condition and results of operations.

Generally accepted accounting principles and related accounting pronouncements, implementation guidelines, and interpretations for many aspects of our business, such as accounting for inventories, impairment

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

of long-lived assets, insurance reserves, closed store reserves, leases, unclaimed property laws, income taxes, and share-based compensation, are highly complex and involve subjective judgments. Changes in these rules or their interpretation or changes in underlying estimates, assumptions, or judgments by our management could significantly change our reported or expected earnings.

Also, new accounting guidance and standards may require systems and other changes that could increase our operating costs or change our financial statements. Implementing future accounting guidance related to leases and other areas may be impacted by the newly issued accounting pronouncements and standards. For example, our adoption of ASC 842, Leases impacted our reported financial results. For additional information, see Note 2, “Summary of Significant Accounting Policies” in the Notes to our Consolidated Financial Statements, included elsewhere in this prospectus.

The adoption of new tax legislation could affect our financial performance.

We are subject to income and other taxes in the United States. Our effective tax rate in the future could be adversely affected by changes in the valuation of deferred tax assets and liabilities and changes in tax laws. The carrying value of our deferred tax assets is dependent on our ability to generate future taxable income.

President Biden has provided some informal guidance on what tax law changes he would support. Among other things, his proposals would raise the rate on both domestic and foreign income and impose a new alternative minimum tax on book income. If these proposals are ultimately enacted into legislation, they could materially impact our tax provision, cash tax liability and effective tax rate. If any or all of these (or similar) proposals are ultimately enacted into law, in whole or in part, they could have a negative impact on the Company’s effective tax rate.

We may be unable to fully realize the benefits of our net operating loss, or NOL, carry forwards if an ownership change occurs.

If we were to experience a “change in ownership” under Section 382 of the Internal Revenue Code, or Section 382, the NOL carryforward limitations under Section 382 would impose an annual limit on the amount of the future taxable income that may be offset by our NOL generated prior to the change in ownership. If a change in ownership were to occur, we may be unable to use a significant portion of our NOL to offset future taxable income that we might otherwise be able to use. In general, a change in ownership occurs when, as of any testing date, there has been a cumulative change in the stock ownership of the corporation held by 5% stockholders of more than 50 percentage points over an applicable three-year period. For these purposes, a 5% stockholder is generally any person or group of persons that at any time during an applicable three-year period has owned 5% or more of our outstanding common stock. In addition, persons who own less than 5% of the outstanding common stock are grouped together as one or more “public group” 5% stockholders. Under Section 382, stock ownership would be determined under complex attribution rules and generally includes shares held directly, indirectly through intervening entities, and constructively by certain related parties and certain unrelated parties acting as a group.

Risks associated with insurance plan claims and actuarial estimates could increase future expenses and may have a materially adverse effect on our business, financial condition and results of operations.

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, director and officers’ liability, employee health care benefits, and other risks, including casualty and property risks. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, employee and certain other crime, certain wage and hour and other employment-related claims, including class actions, actions based on certain customer protection laws, certain cyber or data privacy events and some natural and other disasters or similar events. If we incur such losses and

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

they are material, our business could suffer. The liability for these claims has been determined using actuarial estimates of the aggregate liability for claims incurred and an estimate of incurred but not reported claims, on an undiscounted basis. Any actuarial projection of losses is subject to a high degree of variability related to, among other things, future interest and inflation rates, future economic conditions, litigation trends and benefit-level changes. Changes in legal trends and interpretations, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect the level of reserves required and could cause material future expense to maintain reserves at appropriate levels. Any deviation of actual claims and other expenses related to these and other risks in excess of our assumptions, estimates, and historical trends may have a material adverse effect on our business, financial condition and results of operations.

Energy costs are a significant component of our operating expenses and increasing energy costs, unless offset by more efficient usage or other operational responses, may impact our profitability.

We utilize natural gas, water, sewer, and electricity in our stores, and our third-party logistics providers use gasoline and diesel fuel in the trucks that deliver products to our stores. Increases in energy and fuel costs, frequently influenced by international, political and economic circumstances have experiences volatility over time and whether driven by increased demand, decreased or disrupted supply, or an anticipation of any such events, may result in increased costs of operating our stores and may increase the costs of our products. We may not be able to recover such rising costs, should they occur, through increased prices charged to our customers, and any increased prices may exacerbate the risk of customers choosing lower-cost alternatives. In addition, if we are unsuccessful in attempts to protect against increases in energy costs through energy contracts, improved energy procurement, improved efficiency, and other operational improvements, the overall costs of operating our stores will increase, which could adversely impact our profitability, financial condition and results of operations.

Products we sell could cause unexpected side effects, illness, injury, or death that could result in their discontinuance or expose us to lawsuits, either of which could result in unexpected costs and damage to our reputation and could have an adverse effect on our operating results.

There is increasing governmental scrutiny of and public awareness regarding food safety. Unexpected side effects, illness, injury, or death caused by products we sell, whether food or non-food, or concerns about these items, could result in the discontinuance of sales of these products or prevent us from achieving market acceptance of the affected products. Concerns regarding the quality or safety of our food products or our food supply chain could cause consumers to avoid purchasing certain products from us, or to seek alternative sources of food, even if the basis for the concern is unfounded, has been addressed, or is outside of our control. Adverse publicity about these concerns, including on social media, whether or not ultimately based on fact or involving products sold at our stores, could discourage consumers from buying our products, which could have an adverse effect on our reputation, brand, and operating results. Any lost confidence on the part of our customers would be difficult and costly to reestablish. Any such adverse effect could be exacerbated by our position in the market as a purveyor of fresh, high-quality food products and could significantly reduce our brand value. Issues regarding the safety of any food items sold by us, regardless of the cause, could have a substantial and adverse effect on our sales and operating results.

Further, such side effects, illnesses, injuries, and death could also expose us to product liability or negligence lawsuits. In particular, the sale of food products entails an inherent risk of product liability claims, product recalls, and the resulting negative publicity. Food products containing contaminants or allergens could be inadvertently manufactured, prepared, or distributed by us, and if processing at the consumer level does not eliminate them, these contaminants or allergens could result in illness or death. In addition, food products we sell may be subject to deliberate contamination. We cannot assure you that product liability claims will not be asserted against us or that we will not be obligated to perform product recalls in the future, whether on food or other products. Any such claims (even if unsuccessful or not fully pursued), recalls, or adverse publicity with respect to our private-label products or other products may have an even greater negative effect on our sales and

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

operating results in addition to generating negative and adverse publicity for our private-label brand or other products. Additionally, the U.S. Food and Drug Administration (the “FDA”) has promulgated a number of regulations, including under the Food Safety Modernization Act (the “FSMA”), which impose more stringent requirements at various steps in the supply chain and may result in increased compliance costs, which may be passed down to us by our suppliers, or in supply chain disruptions. These include new rules on food traceability proposed in September 2020, which may increase the risk of supply disruption or increased compliance costs. The real or perceived sale of contaminated or harmful products may cause negative publicity with to us, or our brand or products, including on social media. which could in turn harm our reputation and net sales, and could have a material adverse effect on our business, results of operations, or financial condition.

Any consumer claims brought against us may exceed our existing or future insurance policy coverage or limits, or not be covered by any rights to indemnity or contribution we have against others. Our insurance carriers may contest their coverage obligations. Any judgment against us that is in excess of our available insurance coverage would have to be paid from our cash reserves, which would reduce our capital resources. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets.

If we fail to maintain our reputation and the value of our brand, our sales may decline.

We believe our continued success depends on our ability to maintain and grow the value of The Fresh Market brand. Maintaining, promoting, and positioning our brand and reputation will depend largely on the success of our marketing and merchandising efforts and our ability to provide a consistent, high-quality customer experience. Brand value is based in large part on perceptions of subjective qualities, and even isolated incidents can erode trust and confidence, particularly if they result in adverse publicity, governmental investigations, or litigation. Our brand could be adversely affected if we fail to achieve these objectives, or if our public image or reputation was tarnished by negative publicity.

Various aspects of our business are subject to federal, state, and local laws and regulations. Our compliance with these laws and regulations may require additional capital expenditures and could materially adversely affect our ability to conduct our business as planned.

We are subject to numerous and frequently changing federal, state, and local laws and regulations, relating to matters such as product labeling, weights and measures, taxation, zoning, land use, environmental protection, labor and employment including workplace safety, food safety, public health, community right-to-know, information security and data privacy and alcohol and beverage sales. States in which we operate and several local jurisdictions regulate the licensing of supermarkets and the sale of alcoholic beverages. In addition, certain local regulations may limit our ability to sell alcoholic beverages at certain times. We are also subject to laws governing our relationship with team members, including minimum wage requirements, overtime, working conditions, benefits such as paid sick leave, immigration, disabled access, and work permit requirements, as well as laws governing the employment of minors.

Federal and state regulatory agencies may impose additional regulations that raise the cost of operating our business or cause us to make changes to our operations. Such regulations may include, but are not limited to, any changes to the Department of Labor’s criteria for exempt status under the Fair Labor Standards Act, the FDA’s rulemaking regarding menu labeling, the various rules promulgated under the FSMA, and the forthcoming regulations relating to disclosure on products made with bioengineered foods. Compliance with new laws and regulations in these areas, or with new or stricter interpretations of existing requirements, could reduce the revenue and profitability of our stores and could otherwise materially adversely affect our business, financial condition, or results of operations. Such changes in applicable law also may cause us to alter the types of products or services that we offer or affect our ability to profitably operate stores in certain jurisdictions. Further, our new store openings could be delayed or prevented or our existing stores could be impacted by difficulties or failures in our ability to obtain or maintain required approvals or licenses. Our stores are subject to unscheduled

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

inspections on a regular basis, which, if violations are found, could result in the assessment of fines, suspension of one or more needed licenses and, in the case of repeated “critical” violations, closure of the store until a re-inspection demonstrates that we have remediated the problem. For example, we have had to comply with recent new laws in many of the states or counties in which we operate regarding actions to mitigate the spread of COVID-19. We cannot predict the nature of future laws, regulations, interpretations, or applications or determine what effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state, and local regulatory schemes would have on our business in the future.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our ability to fund our operations and capital expenditures, and limit our ability to react to changes in the economy or our industry or pay our debts.

We have, and expect to continue to have, a substantial amount of debt. As of January 31, 2021, we had $934 million face value of outstanding indebtedness, represented by our secured notes due 2023 issued on April 27, 2016 (“Senior Secured Notes”) and our secured notes due 2025 issued on March 13, 2020 (“New Superpriority Secured Notes”) to refinance certain previously outstanding notes (the “Superpriority Notes”). For fiscal 2020, we had debt service obligations of $78 million to the holders of the Senior Secured Notes and estimated aggregate debt service obligations of $14 million to the holders of the Superpriority Secured Notes and the New Superpriority Secured Notes, excluding the prepayment penalty for the Superpriority Secured Notes. We primarily depend on cash flow from operations to fund our business and growth plans, and such debt service obligations require us to dedicate a substantial portion of our cash flow from operations to the servicing and repayment of our indebtedness, thereby reducing funds available to us for other purposes and limiting our ability to operate and expand our business, to pursue capital expenditures (including for new store growth, relocations, remodels and refreshes, strategic initiatives, or other purposes), or to respond to competitive pressures.

Our outstanding indebtedness and any additional indebtedness we incur may have important consequences for us, including, without limitation:

•

it may be more difficult for us to satisfy our obligations with respect to our indebtedness, including the Senior Secured Notes and New Superpriority Secured Notes, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing the Senior Secured Notes and the New Superpriority Secured Notes;

•

we may be required to dedicate a significant portion of our cash flows from operations to the payment of principal and interest on our indebtedness, thereby limiting the availability of our cash flow for other purposes, such as capital expenditures

•	we may be limited in our flexibility in planning for, or reacting to, changes in our operations, business or the industry in which we operate;

•	we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	impact our rent expense on leased space;

•	increase our vulnerability to general economic downturns in our business, the food industry and competitive pressures;

•	restrict us from making strategic acquisitions, engaging in development activities, opening new stores, or exploiting business opportunities that may arise;

•	cause us to make non-strategic divestitures;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or dispose of assets;

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

prevent us from raising the funds necessary to repurchase all Senior Secured Notes tendered to us or redeem all New Superpriority Secured Notes upon the occurrence of certain changes of control, which failure to repurchase would constitute a default under the agreements governing the Senior Secured Notes and the New Superpriority Secured Notes; or

•	expose us to the risk of increased interest rates, as certain of our borrowings are at variable rates of interest.

In addition, the agreements governing our indebtedness contain, and any additional debt financing we may incur would likely contain, covenants that restrict our operations, including limitations on our ability to grant liens, incur additional debt, pay dividends, redeem our common stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Our ability to service our debt obligations and achieve compliance with affirmative and negative debt covenants will largely depend on our future operating performance, which cannot be assured. A failure by us to comply with the covenants or financial ratios contained in the agreements governing our indebtedness, including the Senior Secured Notes and the New Superpriority Secured Notes, could result in an event of default and could adversely affect our ability to respond to changes in our business and manage our operations. Upon the occurrence of an event of default, if not cured or waived, the noteholders and lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements governing our indebtedness, including the Senior Secured Notes and the New Superpriority Secured Notes. If our indebtedness were to be accelerated, our future financial condition could be materially adversely affected.

We may incur additional indebtedness in the future, including secured debt, which could adversely affect our financial health, our ability to react to changes to our business and could further exacerbate the risks associated with our substantial leverage.

We may incur additional indebtedness in the future. Although the terms of the agreements governing our indebtedness, including the Senior Secured Notes and the New Superpriority Secured Notes, contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. These restrictions also do not prevent us from incurring obligations that do not constitute indebtedness. In addition to the agreements governing the Senior Secured Notes and the New Superpriority Secured Notes, the covenants under any other existing or future debt instruments could allow us to incur a significant amount of additional indebtedness and, subject to certain limitations, such additional indebtedness could be secured and have priority ahead of the Senior Secured Notes under the payment waterfall. Any increase in the amount of our indebtedness could require us to divert funds identified for other purposes for debt service and impair our liquidity position. If we cannot generate sufficient cash flow from operations to service our debt, we may need to refinance our debt, dispose of assets, or issue equity to obtain necessary funds. We do not know whether we will be able to take any of such actions on a timely basis, on terms satisfactory to us, or at all.

Our level of indebtedness may:

•

require us to use a substantial portion of our cash flow from operations to pay interest and principal on our debt, which would reduce the funds available to us for working capital, capital expenditures, including new store growth, relocations, remodels, and refreshes, and other general corporate purposes;

•	limit our ability to pay future dividends or certain other distributions on our capital stock or repurchase our capital stock and prepay subordinated indebtedness;

•

limit our ability to obtain additional financing (either through additional debt or equity financing) for working capital, capital expenditures, expansion plans, and other investments, which may limit our ability to implement our business strategy;

•	restrict our ability to prepay, redeem or repurchase certain debt;

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•

restrict or limit our ability to make certain loans, investments or other restricted payments; heighten our vulnerability to downturns in our business, the food retail industry, or the general economy and limit our flexibility in planning for, or reacting to, changes in our business and the food retail industry; or

•	prevent us from taking advantage of business opportunities as they arise or successfully carrying out our plans to expand our store base and product offerings.

We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in amounts sufficient to enable us to make payments on our existing or any future indebtedness to fund our operations.

We may not be able to generate sufficient cash to service all of our indebtedness, including the Senior Secured Notes and the New Superpriority Secured Notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the Senior Secured Notes and the New Superpriority Secured Notes and to satisfy our other debt obligations depends upon, among other things, our future financial and operating performance, which will be affected by prevailing economic, industry, and competitive conditions and financial, business, legislative, regulatory, and other factors, many of which are beyond our control.

We cannot assure you that our business will generate cash flow from operations, or that we will be able to issue additional notes under the New Superpriority Secured Notes Indenture or otherwise borrow funds, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the Senior Secured Notes and the New Superpriority Secured Notes.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness, including the Senior Secured Notes and the New Superpriority Secured Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. We cannot assure you that we will be able to restructure or refinance any of our debt on commercially reasonable terms or at all. If we were unable to make payments or refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as sales of assets, sales of equity or negotiations with our lenders to restructure the applicable debt. In addition, the terms of existing or future debt agreements, including the agreements governing the Senior Secured Notes and the New Superpriority Secured Notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Our equityholders have no continuing obligation to provide us with debt or equity financing. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, could result in a material adverse effect on our business, results of operations, and financial condition and could negatively impact our ability to satisfy our obligations under the Senior Secured Notes and the New Superpriority Secured Notes.

If we cannot make scheduled payments on our indebtedness, we will be in default, and holders of the Senior Secured Notes and the New Superpriority Secured Notes could declare all outstanding principal and interest to be due and payable, our secured lenders (including the holders of the Senior Secured Notes and the New Superpriority Secured Notes) could foreclose against the assets securing their notes, and we could be forced into bankruptcy or liquidation.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Senior Secured Notes and the New Superpriority Secured Notes.

Any default under the agreements governing our indebtedness, including defaults under the agreements governing the Senior Secured Notes and the New Superpriority Secured Notes that are not waived by the required holders, and the remedies sought by the holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the Senior Secured Notes and the New Superpriority Secured Notes and could substantially decrease the market value of the Senior Secured Notes and the New Superpriority Secured Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including the agreements governing the Senior Secured Notes and the New Superpriority Secured Notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to (i) declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest and (ii) institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. Upon any event of default, all payments will be made to repay the New Superpriority Secured Notes before the Senior Secured Notes are repaid.

If our operating performance declines, we may in the future need to seek waivers from the required holders under the New Superpriority Secured Notes Indenture to avoid being in default. If we breach our covenants under the New Superpriority Secured Notes Indenture and seek a waiver, we may not be able to obtain a waiver from the required holders. In such a case, we would be in default, the holders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

In the future, we may be dependent upon our lenders for financing to execute our business strategy and to meet our liquidity needs. If our lenders are unable to fund borrowings under their credit commitments or we are unable to borrow, it could have a material adverse effect on our business, financial condition, and results of operations.

During periods of volatile credit markets, there is risk that lenders, even those with strong balance sheets and sound lending practices, could fail or refuse to honor their legal commitments and obligations under existing credit commitments. If our lenders are unable to fund borrowings under their revolving credit commitments or we are unable to borrow, it could be difficult to obtain sufficient funding to execute our business strategy or to meet our liquidity needs, which could have a material adverse effect on our business, financial condition, and results of operations.

Volatility and weakness in bank and capital markets may adversely affect credit availability and related financing costs for us.

Banking and capital markets can experience periods of volatility and disruption. If the disruption in these markets is prolonged, our ability to refinance, and the related cost of refinancing, some or all of our debt could be adversely affected. Although we currently can access the bank and capital markets, there is no assurance that such markets will continue to be a reliable source of financing for us. These factors, including the tightening of credit markets, could adversely affect our ability to obtain cost-effective financing. Increased volatility and disruptions in the financial markets also could make it more difficult and more expensive for us to refinance outstanding indebtedness and to obtain financing. In addition, the adoption of new statutes and regulations, the implementation of recently enacted laws, or new interpretations or the enforcement of older laws and regulations applicable to the financial markets or the financial services industry could result in a reduction in the amount of available credit or an increase in the cost of credit. Disruptions in the financial markets can also adversely affect our lenders, insurers, customers, and other counterparties. Any of these results could have a material adverse effect on our business, financial condition, and results of operations.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Risks Related to this Offering and Ownership of Our Common Stock

Our stock price may fluctuate significantly.

The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The following factors could affect the trading price of our common stock:

•	our operating and financial performance;

•	actual or anticipated variations in our quarterly results of operations;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in operating performance and the stock market valuations of other companies;

•	announcements related to media reports or other public forum comments related to litigation, claims or reputational charges against us;

•	negative publicity arising from altercations or food safety incidents at one or more of our venues;

•	our failure to meet revenue or earnings estimates made by research analysts or other investors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	investor perceptions of us and the industries in which we or our customers operate;

•	sales of our common stock by us or our stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

•	actions by our stockholders;

•	general market conditions within the broader stock market;

•	the development and sustainability of an active trading market for our common stock;

•	domestic and international economic, political, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section, or other risks that may materialize in the future.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, financial condition and results of operations.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

We will incur significantly increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and be required to comply with certain of the requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC, and the listing requirements of                 , on which our common stock will be traded, including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. The SEC and other regulators have continued to adopt new rules and regulations and make additional changes to existing regulations that require our compliance. Stockholder activism, the current political environment and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact, in ways we cannot currently anticipate, the manner in which we operate our business. We will need to institute a comprehensive compliance function and establish internal policies to ensure we have the ability to prepare on a timely basis financial statements that are fully compliant with all SEC reporting requirements and establish an investor relations function. We expect that compliance with these requirements will increase our legal, accounting and financial compliance costs and will make some activities more time consuming and costly. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under securities laws, as well as rules and regulations implemented by the SEC and                 . In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to continue to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of the Sarbanes-Oxley Act. In that regard, we have to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Furthermore, these rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage

The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. In addition, if we fail to comply with these rules and regulations, we could be subject to a number of penalties, including the delisting of our common stock, fines, sanctions or other regulatory action or civil litigation.

Failure to comply with requirements to design, implement and maintain effective internal control over financial reporting could materially impact our business and stock price.

As a private company, we have not been required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.

As a public company, our management will have the responsibility for significant requirements for enhanced financial reporting and internal controls. The process of designing, implementing and maintaining effective internal controls is a continuous effort that will require us to anticipate and react to changes in our business and the economic and regulatory environments. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing whether such controls are functioning as documented, and implement a continuous

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

reporting and improvement process for internal control over financial reporting. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and adversely affect our operating results. In addition, we will be required, pursuant to Section 404, to furnish a report by our management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the closing of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation and testing. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

Furthermore, as a public company following the closing of this offering, we may, during the course of our testing of our internal controls over financial reporting, or during the subsequent testing by our independent registered public accounting firm, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in the accuracy and completeness of our financial reporting and may negatively affect the trading price of our common stock, and we could be subject to sanctions or investigations by regulatory authorities. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected which could limit our ability to report our financial results accurately and timely, and could expose us to litigation

Our principal stockholder, the Apollo Funds, will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control, and Apollo’s interests may conflict with our interests and the interests of other stockholders.

Following this offering, our principal stockholder, the Apollo Funds, will own    % of our outstanding common stock (or    % of our outstanding common stock if the underwriters exercise their option to purchase additional shares in full). See “Principal Stockholders.” As a result, the Apollo Funds will have effective control over the outcome of votes on all matters requiring approval by our stockholders, including entering into significant corporate transactions such as mergers, tender offers and the sale of all or substantially all of our assets and issuance of additional debt or equity. Moreover, the Apollo Funds will have significant influence over

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

the management and affairs of our company. The interests of the Apollo Funds could conflict with or differ from our interests or the interests of our other stockholders. For example, the concentration of ownership held by the Apollo Funds could delay, defer or prevent a change of control of our company or impede a merger, takeover or other business combination which may otherwise be favorable for us. Additionally, the Apollo Funds are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete, directly or indirectly with us. The Apollo Funds may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the Apollo Funds continue to directly or indirectly own a significant amount of our equity, even if such amount is less than a majority, the Apollo Funds will continue to be able to substantially influence or effectively control our ability to enter into corporate transactions. This concentration of ownership may also affect the prevailing market price of our common stock due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in your best interests.

We will be a “controlled company” within the meaning of                  rules and, as a result, qualify for and intend to rely on exemptions from certain corporate governance requirements.

Following this offering, the Apollo Funds will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a “controlled company” within the meaning of the corporate governance standards. Under                  rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

•	a majority of the board of directors consist of independent directors;

•	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

•	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

These requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of                 .

We are a holding company and rely on dividends, distributions and other payments, advances and transfers of funds from our subsidiaries to meet our obligations.

We are a holding company that does not conduct any business operations of our own. As a result, we are largely dependent upon cash dividends and distributions and other transfers from our subsidiaries to meet our obligations. The agreements governing the indebtedness of our subsidiaries impose restrictions on our subsidiaries’ ability to pay dividends or other distributions to us. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The deterioration of the earnings from, or other available assets of, our subsidiaries for any reason could also limit or impair their ability to pay dividends or other distributions to us.

Investors in this offering will experience immediate and substantial dilution.

Based on our pro forma net tangible book value per share as of                  and an assumed initial public offering price of $        per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our common stock in this offering will experience an immediate and substantial dilution of $        per share, representing the difference between our pro forma net tangible book value per share and the assumed initial

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

public offering price. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. For additional information on the dilution you may experience as a result of investing in this offering, see “Dilution.”

You may be diluted by the future issuance of additional common stock or convertible securities in connection with our incentive plans, acquisitions or otherwise, which could adversely affect our stock price.

After this offering, we will have                shares of common stock authorized but unissued (assuming no exercise of the underwriters’ option to purchase additional shares). Our amended and restated certificate of incorporation authorizes us to issue these shares of common stock and options, rights, warrants and appreciation rights relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved                shares for issuance upon exercise of outstanding stock options and                for issuances under our new equity incentive plan. Any common stock that we issue, including under our new equity incentive plan or other equity incentive plans that we may adopt in the future, as well as under outstanding options would dilute the percentage ownership held by the investors who purchase common stock in this offering.

From time to time in the future, we may also issue additional shares of our common stock or securities convertible into common stock pursuant to a variety of transactions, including acquisitions. Our issuance of additional shares of our common stock or securities convertible into our common stock would dilute your ownership of us and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our common stock.

There has been no prior public market for our common stock, and there can be no assurances that a viable public market for our common stock will develop.

Prior to this offering, our common stock was not traded on any market. The initial public offering price for the shares was determined by negotiations between us and the representative of the underwriters and may not be indicative of prices that will prevail in the trading market following the closing of this offering and although we intend to list our shares of common stock on                  , an active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. We cannot predict the extent to which investor interest in our common stock will lead to the development of an active trading market on the                or otherwise or how liquid that market might become. If an active public market for our common stock does not develop, or is not sustained, it may be difficult for you to sell your shares you purchase in this offering at a price that is attractive to you or at all. An inactive trading market may also impair our ability to raise capital by selling shares of our common stock and enter into strategic partnerships or acquire other complementary products, technologies or businesses by using shares of our common stock as consideration. Furthermore, although we intend to list our shares of common stock on                 , there can be no guarantee that we will continue to satisfy the continued listing standards of the                 . If we fail to satisfy the continued listing standards, we could be de-listed, which would negatively impact the value and liquidity of your investment.

We do not anticipate paying dividends on our common stock in the foreseeable future.

We do not anticipate paying any dividends in the foreseeable future on our common stock. We intend to retain all future earnings for the operation and expansion of our business and the repayment of outstanding debt. As a result, capital appreciation, if any, of our common stock may be your major or sole source of gain from ownership of our common stock for the foreseeable future. Investors seeking dividends should not purchase shares of our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and subject to, among other things, our compliance with applicable law, and depending on, among other

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

things, our business prospects, financial condition, results of operations, cash requirements and availability, debt repayment obligations, capital expenditure needs, the terms of any preferred equity securities we may issue in the future, covenants in the agreements governing our current and future indebtedness, other contractual restrictions, industry trends, the provisions of the Delaware General Corporation Law (the “DGCL”) affecting the payment of dividends and distributions to stockholders and any other factors or considerations our board of directors may regard as relevant. Furthermore, because we are a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law. Moreover, our existing debt arrangements contain, and any future indebtedness likely will contain, restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to pay dividends and make other restricted payments. While we may change this policy at some point in the future, we cannot assure you that we will make such a change. See “Dividend Policy.”

If equity research analysts or industry analysts do not publish research or reports about our business, publish negative reports or change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock, should one develop, will be influenced by the research and reports that industry or equity research analysts publish about us or our business. As a newly public company, we may be slow to attract research coverage and the analysts who publish information about our common stock will have had relatively little experience with us, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. If no or few securities or industry analysts commence coverage of us, the trading price for our common stock will be negatively impacted. In the event we do obtain industry or equity research analyst coverage, we will not have any control over the analysts’ content and opinions included in their reports. If any of the analysts who cover us issue an adverse or misleading opinion regarding us, our business model, financial performance, stock price or otherwise, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline and result in the loss of all or a part of your investment in us.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

Our amended and restated certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.

The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the

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corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers, directors and other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will become effective upon the closing of this offering, will provide that the doctrine of corporate opportunity will not apply with respect to Apollo and will further provide for the allocation of certain corporate opportunities between us and Apollo. Under these provisions, neither Apollo, Apollo-managed funds, their portfolio companies or other affiliates (together, the “Apollo Entities”), nor any of their officers, directors, agents, stockholders, members or partners will have any duty to refrain from engaging, directly or indirectly, in the same business activities, similar business activities or lines of business in which we operate. For instance, a director of our company who also serves as a director, officer, partner or employee of the Apollo Entities may pursue certain acquisitions or other opportunities that may be complementary to our business and, as a result, such acquisition or other opportunities may not be available to us. These potential conflicts of interest could have a material adverse effect on our business, financial condition, results of operations or prospects if attractive corporate opportunities are allocated to the Apollo Entities instead of to us. The terms of our amended and restated certificate of incorporation are more fully described in “Description of Capital Stock.”

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws and under the DGCL may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, may depress the trading price of our stock.

Our amended and restated certificate of incorporation and amended and restated bylaws include certain provisions that could have the effect of discouraging, delaying or preventing a change of control of our company or changes in our management that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions include, among other things:

•	restrictions on the ability of our stockholders to fill a vacancy on the board of directors;

•

our ability to issue preferred stock with terms that the board of directors may determine, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	specify that special meetings of our stockholders can be called only upon the request of the chairman of our board of directors or by a resolution adopted by a majority of our board of directors;

•

in the event the Apollo Entities cease to beneficially own more than 50% of the outstanding common stock, our directors may only be removed from the board of directors for cause by the affirmative vote of the holders of at least 66 2/3% of the voting power of outstanding shares of our common stock entitled to vote thereon;

•	the absence of cumulative voting in the election of directors, which may limit the ability of minority stockholders to elect directors; and

•

advance notice requirements for stockholder proposals and nominations, which may discourage or deter a potential acquirer from soliciting proxies to elect a particular slate of directors or otherwise attempting to obtain control of us.

These provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a transaction involving a change of control of our company that is in the best interest of our minority stockholders. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock that investors might be willing to pay in the future for shares of our common stock if they are viewed as discouraging future takeover attempts.

Section 203 of the DGCL may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions that

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

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the Board of Directors does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring the company to negotiate in advance with the board of directors because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder.

However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. Our amended and restated certificate of incorporation provides that we will not be governed by Section 203 of the DGCL. Our amended and restated certificate of incorporation will contain a provision that provides us with protections similar to Section 203 of the DGCL, and will prevent us from engaging in a business combination with an interested stockholder for a period of three years from the date such person acquired such common stock unless (with certain exceptions) the business combination is approved in a prescribed manner, including if board of directors approval or stockholder approval is obtained prior to the business combination, except that they will provide that the Apollo Funds shall not be deemed an “interested stockholder” for purposes of this provision of our amended and restated certificate of incorporation and therefore not subject to the restrictions set forth in this provision.

Our designation of the Delaware Court of Chancery in our amended and restated certificate of incorporation as the exclusive forum for certain types of stockholder legal proceedings could limit our stockholders’ ability to obtain a more favorable forum for disputes with us or our directors, officers or team members.

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, team members or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our bylaws or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the federal district courts of the United States of America will, to the fullest extent permitted by law, be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Our decision to adopt such a federal forum provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that our federal forum provision should be enforced in a particular case, application of our federal forum provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our amended and restated bylaws will provide that the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the federal forum provision, provided, however, that stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Additionally, our stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, team members or agents, which may discourage such lawsuits against us and such persons. See “Description of Capital Stock—Forum Selection.” Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs that we do not currently anticipate associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

USE OF PROCEEDS

We expect to receive approximately $         of net proceeds (based upon the assumed initial public offering price of $        per share, the midpoint of the range set forth on the cover page of this prospectus) from the sale of the common stock offered by us, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Assuming no exercise of the underwriters’ option to purchase additional shares of common stock, each $1.00 increase (decrease) in the public offering price would increase (decrease) the net proceeds we receive in this offering by approximately $         million. We estimate that the net proceeds to us, if the underwriters exercise their right to purchase the maximum of                 additional shares of common stock from us, will be approximately $         , after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering. This assumes a public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus.

We intend to use approximately $         million of the net proceeds from this offering to pay related fees and expenses. The remaining net proceeds may be used for general corporate purposes.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DIVIDEND POLICY

We currently intend that we will retain all of our future earnings for use in the operation and expansion of our business and, therefore, we currently do not anticipate declaring or paying cash dividends on shares of our common stock in the foreseeable future. Subject to the foregoing, the declaration and payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, restrictions imposed by applicable law, our overall financial condition, restrictions in our debt agreements, including our secured credit facilities and senior notes, and any other factors deemed relevant by our board of directors. As a holding company, our ability to pay dividends on our common stock will depend on our receipt of cash distributions and dividends from our direct and indirect wholly owned operating subsidiaries, which may be similarly impacted by, among other things, the terms of any preferred equity securities these subsidiaries may issue in the future, debt agreements, other contractual restrictions and provisions of applicable law.

Accordingly, you may need to sell your shares of our common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We do not anticipate paying dividends on our common stock in the foreseeable future.”

Immediately prior to the end of fiscal 2020 in January 2021, in anticipation of this offering, we made a onetime distribution of approximately $73.0 million in cash and assets, consisting of $62.5 million aggregate principal amount of the Senior Secured Notes, that had been held at the Company level.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of January 31, 2021 (i) on an actual basis and (ii) on an as adjusted basis to give effect to the filing of our amended and restated certificate of incorporation and the sale of                shares in this offering at an assumed initial public offering price of $                , the midpoint of the price range shown on the cover of this prospectus, after deducting underwriting discounts, commissions and estimated offering expenses payable by us in this offering.

You should read this table together with the information included elsewhere in this prospectus, including “Prospectus Summary—Summary Consolidated Financial and Other Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Consolidated Financial Statements.

As of January 31, 2021
	Actual	As Adjusted
(In millions, except share and per share data)
Cash and cash equivalents	$	$

Total Debt(1)	$	$
Stockholders’ equity;
Common stock—$0.01 par value; shares authorized, shares issued and outstanding (actual); shares issued and outstanding (as adjusted)
Preferred stock—$0.01 par value; shares authorized, no shares issued and outstanding (actual and as adjusted)
Additional paid-in capital
Accumulated deficit

Total stockholders’ equity(2)

Total capitalization(2)	$	$

(1)	Our total debt as of January 31, 2021 primarily included (i) $ million aggregate principal amount of Senior Secured Notes and $ aggregate principal amount of New Superpriority Secured Notes. Our total debt as of January 31, 2021 does not include $ million of unamortized original issue discount and $ of unamortized debt issuance costs.
(2)	Each $1.00 increase (decrease) in the offering price per share of our common stock would increase (decrease) our as adjusted total capitalization and equity by $ .

The foregoing table:

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering;

•	does not reflect any additional shares of our common stock reserved for future grant under our new equity incentive plan, which we expect to adopt in connection with this offering; and

•	does not reflect any additional shares of our common stock issuable upon exercise of issued and outstanding options.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering.

Our historical net tangible book value as of                  was $         . Our historical net tangible book value represents the amount of our total tangible assets (total assets less total intangible assets) less total liabilities. Historical net tangible book value per share represents historical net tangible book value divided by the number of shares of common stock issued and outstanding as of                  .

Our pro forma net tangible book value (deficit) as of                  was $         , or $         per share of our common stock. Pro forma net tangible book value (deficit) per share represents our pro forma net tangible book value (deficit) divided by the total number of shares outstanding as of                  , after giving effect to the sale of                 shares of common stock in this offering at the assumed initial public offering price of $        per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering. This amount represents an immediate increase in net tangible book value of $        per share of common stock to our existing stockholders before this offering and an immediate and substantial dilution in net tangible book value of $        per share of common stock to new investors purchasing shares of common stock in this offering. We determine dilution by subtracting the as pro forma net tangible book value per share of common stock after this offering from the amount of cash that a new investor paid for a share of common stock in this offering. The following table illustrates this dilution, assuming the underwriters do not exercise their option to purchase additional shares of common stock:

Assumed initial public offering price per share of common stock	$
Historical net tangible book value per share as of
Increase per share of common stock attributable to the pro forma adjustments described above

Pro forma net tangible book value per share of common stock after this offering

Dilution in pro forma net tangible book value per share	$

The following table summarizes, as of                  , the total number of shares of common stock owned by existing stockholders and to be owned by new investors, the total consideration paid, and the average price per share paid by our existing stockholders and to be paid by new investors in this offering at the assumed initial public offering price of $                 per share, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Purchased			Total Consideration			Average Price per Share
	Number	Percent		Amount	Percent
Existing Stockholders			%	$		%	$
Investors in the Offering			%			%
Total		100%		$	100%

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by new investors by $         , $         and $         per share, respectively. An increase (decrease) of 1,000,000 in the number of shares offered by the selling stockholder, assuming no changes in the assumed initial public offering price per share would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by $         and $         , respectively.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

To the extent the underwriters’ option to purchase additional shares is exercised, there will be further dilution to new investors.

If the underwriters were to fully exercise their option to purchase additional shares of our common stock, the percentage of common stock held by existing investors would be         %, and the percentage of shares of common stock held by new investors would be        %.

The foregoing tables and calculations are based on    shares of our common stock outstanding as of                 , 2021, and except as otherwise indicated, reflects and assumes the following:

•	assumes an initial public offering price of $ per share of common stock, the midpoint of the price range on the cover of this prospectus;

•	assumes no exercise of the underwriters’ option to purchase additional shares of common stock in this offering;

•	does not reflect an additional shares of our common stock reserved for future grant under our new equity incentive plan, which we expect to adopt in connection with this offering; and

•	does not reflect any additional shares of our common stock issuable upon exercise of outstanding options under our existing equity incentive plan.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of such securities could result in further dilution to our stockholders.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read this management’s discussion and analysis of financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes which are included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those described under “Cautionary Note Regarding Forward-Looking Statements and Summary Risk Factors” and “Risk Factors” and included elsewhere in this prospectus.

We report our results of operations on a 52- or 53-week fiscal year ending on the last Sunday in January. The years ended January 26, 2020 and January 27, 2019 were 52-week fiscal years. We refer to the year ended January 26, 2020 as “fiscal 2019” and the year ended January 27, 2019 as “fiscal 2018.”

Unless otherwise noted, our financial results have been presented on a GAAP basis. In limited instances, we have presented our financial results on a GAAP and non-GAAP (adjusted) basis, which is described in the section entitled “Non-GAAP Financial Measures.”

Overview

We are one of the fastest growing specialty retailers in the U.S. and we believe we offer the freshest and highest quality foods for our guests. The Fresh Market offers a variety of best-in-class fresh foods and difficult-to-find items in a small, convenient, intimate store footprint (average 21,000 sq. ft.) where guests can see all the sightlines across the store. The store ambiance is like an Old-World European marketplace layout with an elevated, sensory experience with fresh aromas, classical music, spotlights, and exceptional cleanliness. High-touch guest service is a hallmark of The Fresh Market, as our team members strive to make guests feel like they are at home.

The Fresh Market opened its first store in Greensboro, North Carolina in 1982. As of January 26, 2020, we operated 159 stores in 22 states.

Key Factors Affecting Our Results of Operations

Overall Macroeconomic Trends

The overall economic environment and related changes in consumer behavior can have a significant impact on our business. In general, positive economic conditions promote greater consumer spending, while economic weakness generally results in a reduction in consumer spending. Our results of operations may be materially affected by economic conditions that impact consumer confidence and spending, including discretionary spending. This risk may be exacerbated if customers choose lower-cost alternatives to our product offerings in response to economic conditions, or if consumers perceive our stores as destinations for special occasions rather than regular shopping. However, certain changes in consumer behavior, such as increased dining at home in weak economic times, can have a positive, mitigating effect on our results. Macroeconomic conditions affecting disposable consumer income include employment levels, business conditions, changes in housing market conditions, the availability of consumer credit, interest rates, tax rates, and fuel and energy costs. In addition, during periods of high employment, we may experience higher labor costs.

Competition

Food retail is a large and competitive industry. Our competition varies and includes national, regional, and local conventional supermarkets, national superstores, alternative food retailers, natural foods stores, smaller specialty stores, and farmers’ markets. In addition, we compete with restaurants and other dining options in the

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food-at-home and food-away-from-home markets. The opening and closing of competitive stores, as well as restaurants and other dining options, in regions where we operate will affect our results. In addition, changing consumer preferences with respect to food choices and to dining out or at home can impact us.

Recent Operational Changes

We have spent the last few years bringing The Fresh Market back to its roots of providing a highly differentiated specialty food offering and improving the in-store and omni-channel experience. Along with the Apollo Funds’ support and a strengthened new management team, with five additions to the senior leadership team in 2020 (including both Jason Potter as President and Chief Executive Officer and Jim Heaney as Chief Financial Officer), we have recently delivered exceptional financial performance.

Our Response to the COVID-19 Pandemic

We are proud to provide our guests with high quality, fresh foods and restaurant quality meals, delivered with impeccable service in an exceptionally clean and well-stocked store. As the COVID-19 pandemic continues to impact our communities, we have continued to follow the safety measures that we put in place in our stores from the start of the pandemic and regularly implement additional safety measures. Such safety measures include requiring our guests and team members to wear face coverings, adding social distancing markers throughout the store, enhancing our cleaning and disinfection protocols, providing face masks and gloves to team members, conducting wellness and temperature checks before every shift, and installing plexiglass at cash registers and protective film on credit card machines. As a result of the successful execution of our team and our various safety measures, we were honored to be recognized as one of “Cleanest Grocery Stores in America” by Consumer Reports and will continue to earn our guests’ trust with every shopping trip.

As described in “Risk Factors” under the risk “Various operating factors and downturns or volatility in general economic conditions, including as a result of the current novel COVID-19 pandemic affecting the food retail industry, may disrupt our business and could negatively impact our financial condition.”, the COVID-19 pandemic has presented many risks and challenges that we must manage. While we have experienced many challenges, including but not limited to, product shortages, staffing difficulties, and evolving customer shopping behaviors, our focus remains on both offering our customers a high quality service experience and supporting our essential front-line team members. Though we have successfully managed these challenges to date, our operations and financial condition could still be negatively affected by the COVID-19 pandemic and future developments, which are highly uncertain and cannot be predicted.

Fifty-Three Week Fiscal Years

We report our results of operations on a 52- or 53-week fiscal year ending on the last Sunday in January. Fiscal 2020 was a 53-week fiscal year; fiscal 2019 and fiscal 2018 were each 52-week fiscal years. Fiscal years in which there are 53 weeks will have additional sales and expenses from the additional week.

Public Company Expenses

Following the offering, our financial results will be impacted by the significant annual public company legal, accounting and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Exchange Act and be required to comply with rules and regulations applicable to public companies, including the listing requirements of                 .

Key Performance Measures

In assessing our performance, we consider a variety of performance and financial measures. The key measures that we assess to evaluate the performance of our business are (i) number of stores, (ii) the percentage

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change in comparable store sales, (iii) annual average unit sales, or “AUV”, and (iv) Adjusted EBITDA. The following table sets out our key performance measures for fiscal 2019 and fiscal 2018:

	Fiscal Year Ended
	January 26, 2020	January 27, 2019	Percentage Change
Store count (at period end)	159	161	(1.2)%

Percentage change in comparable store sales	(1.8)%	0.4%	NA

AUV	9,522	9,654	(1.4)%

Adjusted EBITDA (in thousands)	$120,579	$107,094	12.6%

Store Count

Store count reflects the number of stores we operate at the end of the relevant period.

Percentage Change in Comparable Store Sales

Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. We believe that comparability is achieved approximately 15 months after opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. Generally, a store is removed from comparable store sales in the period it is closed. There may be variations in the way that our competitors calculate comparable or “same store” sales. As a result, data in this Prospectus regarding our comparable store sales may not be comparable to similar data made available by our competitors.

Various factors may affect comparable store sales, including:

•	overall economic trends and conditions, including general price levels in the economy;

•	consumer confidence, preferences, and buying trends;

•	our competition, including competitor store openings or closings near our stores;

•	our competitors expanding their offerings of premium/perishable products;

•	the pricing of our products, including the effects of inflation, deflation, and our promotional activities which we evaluate and adjust in the ordinary course of our business;

•	the number of customer transactions at our stores;

•	our ability to provide an assortment of distinctive, high-quality product offerings to generate new and repeat visits to our stores;

•	the level of customer service that we provide in our stores;

•	our in-store merchandising-related activities;

•	our ability to source products efficiently;

•	our opening of new stores in the vicinity of our existing stores;

•	the number of stores we open, remodel, relocate, or refresh in any period; and

•	severe or unfavorable weather conditions.

In particular, competition (including competitor store openings or closings near our stores and competitor expansion of offerings of premium/perishable products) may affect comparable store sales.

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When we open new stores, a percentage of our sales will not be included in comparable store sales. Accordingly, comparable store sales is only one measure we use to assess our performance.

AUV

Average unit sales, or AUV, is based on the same stores included in comparable store sales. It is calculated as the total aggregated annual stores sales divided by the end of year comparable store count. We review AUV on an annual basis and do not intend to report it quarterly.

Adjusted EBITDA

Adjusted EBITDA is defined as net income plus interest expense, loss on extinguishment of debt, income taxes, and depreciation and amortization, or “EBITDA”, adjusted to exclude unusual items and other adjustments that management believe are not reflective of the ongoing performance of the business and that are required or permitted in calculating covenant compliance under our debt agreements. Adjusted EBITDA is a non-GAAP financial measure. Refer to the tables included in the section titled “—Non-GAAP Financial Measures” for more information and a reconciliation of Adjusted EBITDA to net income.

Components of Our Results of Operations

Sales

Our sales comprise gross sales net of coupons, commissions, and discounts.

Gross Profit

Gross profit is equal to our sales minus our cost of goods sold. Cost of goods sold is directly correlated with sales and includes the direct costs of purchased merchandise, inventory shrinkage, distribution and supply chain costs, store supplies, and store occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses, utilities, and other non-cash amortization charges. Rebates and discounts from vendors are recorded as the related purchases are made and are recognized as a reduction to cost of goods sold as the related inventory is sold. The components of our cost of goods sold may not be identical to those of our competitors. As a result, data in this prospectus regarding our gross profit and gross margin rate may not be comparable to similar data made available by our competitors.

Gross margin rate measures gross profit as a percentage of our sales. Gross margin rates are driven by economies of scale from our store base, pricing strategy, inventory shrinkage as a percentage of sales, leverage of fixed costs of sales, productivity through process and merchandising programs, promotional activities, and pricing on select items. Changes in the mix of products sold may also impact our gross margin rate.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include retail store and corporate compensation (both cash and share-based), buying costs, pre-opening expenses, marketing and advertising, and other store and corporate administrative costs. Pre-opening expenses are costs associated with new store openings or grand re-openings, including costs associated with rent, store labor, travel, recruiting, relocating and training personnel, advertising, and other miscellaneous costs, while grand re-opening expenses are primarily related to advertising. Pre-opening costs and costs incurred for producing and communicating advertising are expensed when incurred.

Labor and corporate administrative costs generally fluctuate as a percentage of sales as a result of an increase or decrease in our sales. Accordingly, selling, general and administrative expenses as a percentage of sales are usually higher in lower-volume quarters and lower in higher-volume quarters. Store-level compensation

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

costs are generally the largest component of our selling, general and administrative expenses. The components of our selling, general and administrative expenses may not be identical to those of our competitors. As a result, data in this Prospectus regarding our selling, general and administrative expenses may not be comparable to similar data made available by our competitors.

Impairments and Store Closure Costs

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Factors we consider important which could trigger an impairment review include a decision to close a store or negative or declining operating cash flows. The carrying value is not recoverable if it exceeds the undiscounted cash flows resulting from the use of the asset and its eventual disposition. Our estimates of future cash flows attributable to our long-lived assets require significant judgment based on our historical and anticipated results and are subject to many factors. A decline in sales or other factors could expose us to future impairment charges that could be material.

Prior to the adoption of ASC 842, Leases, we recorded a reserve for future lease obligations associated with closed stores or unopened leased locations that we decided not to pursue. The fair value of the lease liability was estimated using a discount rate to calculate the present value of the remaining noncancelable lease payments at the cease use date for the store, net of an estimate of subtenant income. Our expectations of potential subtenant income were based on various factors, including our knowledge of the geographical area in which the leased property was located, the remaining lease term, and existing conditions. We also sought advice from local brokers and agents, commercial market analysts, and third-party fair value reports to develop our assumptions. Changes in market and economic conditions could have caused us to change our assumptions and adjust the reserves.

Income from Operations

Income from operations consists of gross profit minus selling, general and administrative expenses, impairments and store closure costs, transaction and related costs, and depreciation.

Income Taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in our financial statements in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In this process, certain relevant criteria are evaluated including: the taxable income in prior carryback years that can be used to absorb net operating losses and credit carrybacks, the existence of deferred tax liabilities that can be used to absorb deferred tax assets, prudent and feasible tax planning strategies, and future expected taxable income. We establish a valuation allowance for deferred tax assets when it is estimated to be more likely than not that the tax assets will not be realized.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Consolidated Results of Operations

The following table summarizes key components of our results of operations for the periods indicated as a percentage of sales.

	Fiscal Year Ended
	January 26, 2020		January 27, 2019
	(52 weeks)		(52 weeks)
Consolidated Statements of Operations Data:
Sales	$1,522,555	100.0%	$1,595,448	100.0%
Cost of goods sold(1)	1,042,282	68.5%	1,065,956	66.8%

Gross profit	480,273	31.5%	529,492	33.2%
Selling, general and administrative expenses	387,842	25.5%	440,070	27.6%
Transaction and related costs	1,414	0.1%	(223)	0.0%
Impairments and store closure costs	5,387	0.4%	27,262	1.7%
Depreciation	49,902	3.3%	59,563	3.7%

Income from operations	35,728	2.3%	2,820	0.2%
Interest expense	98,252	6.5%	97,642	6.1%
Loss on extinguishment of debt	—	—%	3,202	0.2%

Loss before income taxes	(62,524)	(4.1)%	(98,024)	(6.1)%
Tax provision (benefit)	2,893	0.2%	(19,427)	(1.2)%

Net loss	$(65,417)	(4.3)%	$(78,597)	(4.9)%

Percentage totals in the above table may not equal the sum of the components due to rounding.

(1)

Cost of goods sold included an incremental $19.8 million in non-cash amortization expense for the year ended January 26, 2020 associated with the change in accounting principle with the adoption of ASC 842, Leases, on January 28, 2019. See our Consolidated Financial Statements, Note 7, “Leases” for additional information.

Period to Period Comparisons

Year Ended January 26, 2020 Compared to the Year Ended January 27, 2019

Sales

Sales decreased 4.6%, or $72.9 million, to approximately $1,522.6 million for fiscal 2019, compared to fiscal 2018. The closure of two stores during fiscal 2019 contributed $3.6 million to the decrease and the closure of 15 stores in July of 2018 contributed $40.8 million to the decrease. The remainder of the decrease was predominantly related to lower comparable store sales as a result of fewer transactions. There were 159 comparable stores as of January 26, 2020, compared to 161 comparable stores as of January 27, 2019. There were no non-comparable stores at either date.

The following table provides our comparable sales data for fiscal 2019 and fiscal 2018, respectively.

	Year Ended
	January 26, 2020	January 27, 2019
Percentage change in comparable store sales	(1.8)%	0.4%
Percentage change in number of transactions	(3.4)%	(2.5)%
Percentage change in average customer transaction size	1.6%	2.9%
Average customer transaction size	$33.00	$32.48

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Gross Profit

Gross profit decreased 9.3%, or $49.2 million, to $480.3 million for fiscal 2019, compared to fiscal 2018. The decrease in gross profit was due to $24.2 million attributable to decreased sales volume and a decrease of $25.0 million in connection with a lower gross margin rate.

Our cost of goods sold decreased $23.7 million to $1,042.3 million for fiscal 2019, compared to fiscal 2018, which was primarily attributable to decreases of $40.0 million in merchandise product costs and $1.9 million in supplies expense, partially offset by an increase of $18.2 million in store occupancy costs. The decreases in merchandise product costs and supplies expense were primarily due to fewer stores in operations and lower comparable store sales.

Due to the adoption of ASC 842, Leases, store occupancy costs included an incremental non-cash amortization expense of $19.8 million, primarily driven by a shortened amortization period for former favorable lease assets, and additional rent expense of $1.8 million for operating leases formerly accounted for as financing leases. In the prior year, the associated lease cost for financing leases would have been recorded as depreciation and interest expense. With the adoption of ASC 842, Leases, we evaluated these leases and determined the leases are operating leases beginning in fiscal 2019. Excluding the effects of ASC 842, Leases, store occupancy costs decreased $3.6 million, primarily due fewer stores in operation.

The gross margin rate decreased 170 basis points to 31.5% for fiscal 2019, compared to fiscal 2018. The decrease in rate was primarily driven by a 150 basis point increase in store occupancy costs as a result of adopting ASC 842, Leases, as well as additional increases in promotional activity and distribution and transportation costs, partially offset by reduced supplies expense, as a percentage in sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased 11.9%, or $52.2 million, to $387.8 million for fiscal 2019, compared to fiscal 2018. $13.0 million of the decrease is related to having fewer stores in operations. Excluding the impact of closed stores, overall compensation and benefits expenses decreased by $33.7 million with declines of $8.9 million in reduced bonus expenses, $17.2 million in other store compensation and benefit expenses, and $7.5 million in other corporate compensation and benefits expenses. We additionally experienced reductions in marketing expenses, leadership change costs, and other corporate general and administrative expenses relative to fiscal 2018.

As a percentage of sales, selling, general and administrative expenses decreased to 25.5% for fiscal 2019, compared to 27.6% for fiscal 2018. Closed stores accounted for 10 basis points of the decrease. Excluding the effects of the closed stores, we experienced a decrease of 180 basis points related to overall compensation and benefit expenses.

Transaction and Related Costs

We incurred transaction and related costs of $1.4 million during fiscal 2019, compared to a benefit of $0.2 million during fiscal 2018. Transaction and related costs for both periods are associated with legal fees from our Acquisition in fiscal 2016.

Impairments and Store Closure Costs

Impairments and store closure costs decreased $21.9 million, to $5.4 million for fiscal 2019, compared to fiscal 2018. In fiscal 2019, the costs include $6.0 million in impairment charges predominantly associated with write-downs for certain store locations, partially offset by a net credit of $0.6 million in store closure costs. See our Consolidated Financial Statements, Note 6, “Impairments and Store Closure Costs” for further details.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

In fiscal 2018, we recorded $24.2 million in store closure costs and $3.1 million in impairments, primarily related to 15 store locations closed in July 2018. Additionally, we recorded charges for locations in which there were lease obligations that we decided not to pursue and for ongoing closed store activities, with offsets to these charges as previously recorded reserves were adjusted based on the timing of expected subtenant income or for the assignment or termination of certain leases.

Depreciation Expense

Depreciation expense decreased 16.2%, or $9.7 million, to $49.9 million for fiscal 2019, compared to fiscal 2018. The decrease was primarily attributable to a larger percentage of our fixed assets being fully depreciated and fewer stores in operation. Fiscal 2018 includes $0.5 million in depreciation expense associated with financing leases for locations where we were considered the accounting owner. With the adoption of ASC 842, Leases, on January 28, 2019, we concluded the leases related to these locations were operating and did not recognize depreciation expense for these leases during fiscal 2019.

Depreciation expense as a percentage of sales decreased by 40 basis points to 3.3% fiscal 2019, compared to 3.7% for fiscal 2018.

Income from Operations

Income from operations improved $32.9 million to $35.7 million for fiscal 2019, compared to $2.8 million for fiscal 2018. The increase in income from operations was primarily attributable to decreases in selling, general and administrative expenses and impairments and store closure costs, partially offset by reduced gross profit.

Income from operations as a percentage of sales was 2.3% for fiscal 2019, compared to 0.2% for fiscal 2018.

Interest Expense

Interest expense increased 0.6%, or $0.6 million, to $98.3 million for fiscal 2019, compared to fiscal 2018. The increase was primarily attributable to the issuance of the Superpriority Secured Notes on March 15, 2018 and the related interest, amortization of debt issuance costs and the original issue discount, and payment of commitment fees on Delayed Draw Superpriority Secured Notes. See our Consolidated Financial Statements, Note 3, “Long-Term Debt” for further details. Fiscal 2018 includes $1.4 million in interest associated with finance leases for locations where we were considered the accounting owner. With the adoption of ASC 842, Leases, on January 28, 2019, we concluded the leases related to these locations were operating and did not recognize interest expense for these leases during fiscal 2019.

Loss on Extinguishment of Debt

The loss on the extinguishment of debt was $3.2 million for fiscal 2018. The Company incurred the loss when the Revolving Credit Facility was terminated on March 15, 2018 in connection with the issuance of the Superpriority Secured Notes, and the remaining unamortized debt issuance costs were written off. See our Consolidated Financial Statements, Note 3, “Long-Term Debt” for further details.

Tax Provision (Benefit)

Income tax expense increased $22.3 million to $2.9 million for fiscal 2019, compared to an income tax benefit of $19.4 million for fiscal 2018. The increase in income tax expense is due to improved income from operations and our recording of a valuation allowance on the deferred tax asset associated with limitations in deducting interest expense under the Tax Cuts and Jobs Act.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Income taxes for fiscal 2019 resulted in an effective tax rate of negative 4.6%, compared to the effective tax rate of 19.8% for fiscal 2018.

Net Loss

We incurred a net loss of $65.4 million for fiscal 2019, compared to $78.6 million for fiscal 2018. The decrease in our net loss during fiscal 2019 was primarily affected by improved income from operations, partially offset by increased interest expense and increased income tax expense.

Our net loss as a percentage of sales was 4.3% for fiscal 2019, compared to a net loss as a percentage of sales of 4.9% for fiscal 2018.

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

EBITDA, a measure used by management to assess operating performance, is defined as net income plus interest expense, loss on extinguishment of debt, income taxes, and depreciation and amortization.

Adjusted EBITDA, another measure used by management to assess operating performance, is defined as EBITDA adjusted to exclude unusual items and other adjustments that management believe are not reflective of the ongoing performance of the business and that are required or permitted in calculating covenant compliance under our debt agreements.

We also use certain measures derived from Adjusted EBITDA. Adjusted EBITDA margin is defined as Adjusted EBITDA for a period, divided by the sales for such period. Free cash flow conversion is defined as Adjusted EBITDA less capital expenditures for a period, divided by Adjusted EBITDA for such period.

Management believes EBITDA is helpful in highlighting trends because EBITDA excludes the results of decisions that are outside the control of operating management and can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate, and capital investments. In addition, EBITDA provides more comparability between the historical operating results and operating results that reflect the new capital structure. Management believes that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA is appropriate to provide additional information about certain material non-cash items and about unusual items that we do not expect to continue at the same level in the future. Management uses Adjusted EBITDA to make operating decisions and believes it is helpful to investors, because it allows period-to-period comparisons of the Company’s ongoing operating results. The information can also be used to perform trend analyses and to better identify operating trends that may otherwise be masked or distorted. Finally, the Company believes such information provides a higher degree of transparency.

Each of the above described EBITDA-based measures is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance.

EBITDA and Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results as reported under GAAP. For example, EBITDA:

•	excludes certain tax payments that may represent a reduction in cash available to us;

•	does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	does not reflect changes in, or cash requirements for, our working capital needs; and

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness.

In addition, Adjusted EBITDA:

•	does not include one-time expenditures;

•	excludes the impact of the adoption of ASC 842, Leases;

•	excludes the operating results related to store locations that have been closed;

•	excludes the impairment of stores or long-lived assets and gains or losses upon disposal of property or equipment;

•	excludes lease costs, liquidation of inventory, and other costs associated with store closures;

•	excludes impairments related to goodwill and tradename;

•	excludes non-cash equity-based compensation expense;

•	excludes executive severance and other charges related to leadership changes;

•	excludes certain costs incurred prior to the opening of new stores;

•	does not include management and other fees and related expenses payable to our equity holders; and

•	does not reflect the impact of earnings or charges resulting from matters that the holders of our debt securities may consider not to be indicative of our ongoing operations.

Our definition of Adjusted EBITDA allows us to add back certain non-cash and non-recurring charges or costs that are deducted in calculating net income. However, some of these are expenses that involve cash, may recur, vary greatly and are difficult to predict. They can represent the effect of long-term strategies as opposed to short-term results. In addition, certain of these expenses can represent the reduction of cash that could be used for other corporate purposes.

Because of these limitations, we rely primarily on our GAAP results and use EBITDA and Adjusted EBITDA only as supplemental information.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table provides a reconciliation of net loss as reported to EBITDA and Adjusted EBITDA:

	Fiscal 2019	Fiscal 2018
	(amounts in thousands)
Net loss as reported	(65,417)	(78,597)
Depreciation	49,902	59,563
Tax provision	2,893	(19,427)
Interest expense	98,252	97,642
Loss on extinguishment of debt	—	3,202

EBITDA	85,630	62,383
Non-cash share-based compensation(1)	(1,503)	388
Impairment and store closure costs(2)	4,527	27,262
Pre-opening expenses(3)	574	1,295
Corporate severance and other charges(4)	3,086	4,686
Tenant allowance receipts and noncash rent expense(5)	272	2,242
Amortization of favorable and unfavorable leases(6)	—	466
Sponsor fees(7)	1,598	1,635
Transaction and related costs(8)	1,414	(223)
Business optimization expenses(9)	965	1,759
Litigation expenses(10)	(9)	165
Project costs(11)	105	24
Adoption of new accounting principle(12)	23,256	—
Other(13)	510	357
Add back EBITDA loss for stores closed during year(14)	154	4,655

Adjusted EBITDA	$120,579	$107,094

(1)	Non-cash share-based compensation related to equity awards granted to our employees. The net benefit for fiscal 2019 is due to forfeitures.
(2)

Impairment charges of stores or long-lived assets, gains or losses upon disposal of property and equipment, reserve adjustments and other lease costs, liquidation of inventory, and other costs associated with store closures. For fiscal 2019, includes $6.0 million in impairment charges predominantly associated with write-downs for certain store locations, partially offset by a net credit of $0.6 million in store closure costs. For fiscal 2018, includes $24.2 million in store closure costs and $3.1 million in impairments.

(3)	Costs incurred prior to the opening of new stores, primarily consisting of rent, employee wages, and travel costs during the pre-opening period.
(4)	Severance and related employee benefits associated with certain terminations of leadership positions as well as recruiting and on-boarding costs for replacements for certain positions.
(5)

Adjustments to account for (i) the difference in GAAP straight line rent expense and cash rent expense on a straight-line basis, (ii) the non-cash amortization of tenant allowances, (iii) cash received from landlords for tenant allowances.

(6)	Amortization of lease related assets and liabilities recorded as part of purchase accounting.
(7)

The annual management and other fees and related expenses paid under the Management Services Agreement entered into in connection with the Acquisition. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

(8)	The transaction and related costs in connection with the Acquisition.
(9)	Costs related to our business optimization projects.
(10)	Expenses related to wage and hour litigation, including settlement costs.
(11)	Non-capital professional fees associated with new store projects.
(12)

Incremental non-cash expenses associated with the adoption of ASC 842, Leases, on January 28, 2019, primarily related to the amortization of the former favorable lease intangible assets over a shorter period, the remaining lease term, as required under ASC 842, Leases. The shorter amortization period is expected to

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

result in incremental non-cash expense of $13.1 million in fiscal 2020, $8.4 million in fiscal 2021, and $4.7 million in fiscal 2022 assuming there is no subsequent re-evaluation of the lease terms for lease modifications that may occur in the future. See our Consolidated Financial Statements, Note 7, “Leases” for further details.

(13)	Other costs and charges, such as net gains and losses on the disposal of assets.
(14)	The EBITDA losses related to the operation of two stores closed during fiscal 2019 and fifteen stores closed during fiscal 2018.

Liquidity and Capital Resources

Our primary sources of liquidity are cash generated from operations and cash on hand. Our working capital position benefits from the fact that we generally collect cash from sales to customers the same day or, in the case of credit or debit card transactions, within a few days of the related sale. Our primary uses of cash are working capital requirements, debt service requirements, capital expenditures, and corporate taxes. Based on our current level of operations and available cash, we believe our cash flows from operations, combined with the ability to incur additional debt, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, debt service requirements, and capital spending requirements over the next twelve months and the foreseeable future.

We cannot assure you, however, that our business will generate cash flows from operations in an amount sufficient to enable us to pay our indebtedness, including the Senior Secured Notes and New Superpriority Secured Notes, or to fund our other liquidity needs. Our ability to do so depends on prevailing economic conditions, many of which are beyond our control. In addition, upon the occurrence of certain events, such as a change of control, we could be required to repay or refinance our indebtedness. We cannot assure you that we will be able to refinance any of our indebtedness, including the Senior Secured Notes and the New Superpriority Secured Notes, on commercially reasonable terms or at all. Any future acquisitions, joint ventures, or other similar transactions will likely require additional capital, and there can be no assurance that any such capital will be available to us on acceptable terms or at all.

At January 26, 2020, we had $162.0 million in cash, cash equivalents, and restricted cash.

A summary of our operating, investing and financing activities is shown in the following table:

	Fiscal Year Ended
	January 26, 2020	January 27, 2019
	(in thousands)
Net cash (used in) provided by operating activities	$(11,488)	$309
Net cash used in investing activities	(12,093)	(15,492)
Net cash (used in) provided by financing activities	(1,250)	119,485

Net (decrease) increase in cash, cash equivalents, and restricted cash	$(24,831)	$104,302

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Operating Activities

Cash (used in) provided by operating activities consists primarily of net loss adjusted for non-cash items, including depreciation and amortization, realized gains or losses on disposal of property and equipment, impairment charges, share-based compensation, changes in deferred taxes, and the effect of changes in assets and liabilities.

	Fiscal Year Ended
	January 26, 2020	January 27, 2019
	(in thousands)
Net loss	(65,417)	(78,597)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	49,917	60,029
Non-cash operating lease cost	46,402	—
Non-cash interest expense	5,243	4,707
Loss on disposals of property and equipment	808	3,545
Impairments of long-lived assets	6,009	3,094
Share-based compensation	(1,503)	387
Loss on extinguishment of debt	—	3,202
Deferred income taxes	2,749	(19,129)
Change in assets and liabilities	(55,696)	23,071

Net cash (used in) provided by operating activities	$(11,488)	$309

Net cash used in operating activities was $11.5 million for the year ended January 26, 2020, compared to $0.3 million of net cash provided by operating activities for the year ended January 27, 2019. For fiscal 2019, net cash used in operating activities included a $55.7 million change in assets and liabilities that was primarily attributable to decreases of $32.7 million in operating lease liabilities, and approximately $10.0 million in compensation-related accruals. This was partially offset by $46.4 million net cash provided by non-cash operating lease cost from the amortization of a right to use asset. The net cash used in operating activities increased $11.8 million from the prior year, primarily due to changes in working capital.

Investing Activities

Cash used in investing activities consists primarily of cash used for capital expenditures for on-going store maintenance as well as investments in information technology and merchandising enhancements.

	Fiscal Year Ended
	January 26, 2020	January 27, 2019
	(in thousands)
Purchases of property and equipment	$(13,494)	$(17,367)
Proceeds from sales of property and equipment	1,401	1,875

Net cash used in investing activities	$(12,093)	$(15,492)

Capital expenditures decreased 22.3%, or $3.9 million, to $13.5 million for the year ended January 26, 2020, compared to $17.4 million for the year ended January 27, 2019. The decrease was attributable to reduced real estate capital expenditures and a lower investment in strategic initiatives, partially offset by increased maintenance capital expenditures.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Financing Activities

Cash (used in) provided by financing activities consists principally of proceeds from the issuance of debt and borrowings and payments under our various credit facilities.

	Fiscal Year Ended
	January 26, 2020	January 27, 2019
	(in thousands)
Proceeds from issuance of Superpriority Secured Notes	$—	$122,500
Payments made on Superpriority Secured Notes	(1,250)	(625)
Payments made for debt issuance costs	—	(1,480)
Payments made on finance lease obligations	—	(910)

Net cash (used in) provided by financing activities	$(1,250)	$119,485

Net cash used in financing activities for the year ended January 27, 2019 was $1.3 million related to payments made on our Superpriority Secured Notes.

Net cash provided by financing activities for the year ended January 27, 2019 was $119.5 million primarily related to $122.5 million in proceeds from the issuance of our Superpriority Secured Notes.

Senior Secured Notes

See our Consolidated Financial Statements, Note 3, “Long-Term Debt” for further details.

New Superpriority Secured Notes

See our Consolidated Financial Statements, Note 16, “Subsequent Events” for further details.

Superpriority Secured Notes

See our Consolidated Financial Statements, Note 3, “Long-Term Debt” and Note 16, “Subsequent Events” for further details.

Termination of Revolving Credit Facility

See our Consolidated Financial Statements, Note 3, “Long-Term Debt” for further details.

From time to time, the Company, its subsidiaries or any stockholder of the Company and their respective affiliates may purchase, repurchase or retire portions of the Company’s outstanding debt in open market purchases, privately negotiated transactions, tender offer transactions or otherwise. Any repurchase or retirement by the Company or its subsidiaries is dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

Off-Balance Sheet Arrangements

Our off-balance sheet arrangements at January 26, 2020 consist of outstanding standby letters of credit discussed in our Consolidated Financial Statements, Note 3, “Long-Term Debt” included elsewhere in this document. We have no other off-balance sheet arrangements that have had, or are reasonably likely to have, a material current or future effect on our consolidated financial statements or changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Seasonality

The food retail industry and our sales are affected by seasonality. Our average weekly sales fluctuate during the year and are usually highest in the fourth quarter when customers make holiday purchases.

Inflation

Our financial performance is impacted by relative rates of inflation or deflation at cost and retail, which are subject to competitive market conditions. We believe the effects of inflation and deflation on our results of operations and financial condition were moderate for fiscal 2019. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation and deflation in the future.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with U.S. GAAP. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. We base these estimates and assumptions on historical experience or on various other factors that we believe to be reasonable and appropriate under the circumstances and are affected by management’s application of accounting policies. On an ongoing basis, management evaluates its estimates and judgments. Actual results may differ significantly from these estimates. Future results may differ from our estimates under different assumptions or conditions.

We believe that the critical accounting policies listed below involve our more significant judgments, assumptions and estimates and, therefore, could have the greatest potential impact on our consolidated financial statements.

For further information on our critical and other significant accounting policies, see the notes to our consolidated financial statements included elsewhere in this Prospectus.

Leases

The most significant estimates used by management in accounting for leases and the impact of these estimates are as follows:

Expected lease term—Our expected lease term includes both contractual lease periods and cancelable option periods that are determined to be reasonably certain to be exercised. The expected lease term is used in determining whether the lease is accounted for as an operating lease or a finance lease. An increase in the expected lease term will increase the probability that a lease may be considered a finance lease. Lease expenses for finance leases are charged to interest and depreciation expense. The expected lease term is also used in determining the depreciable life of the asset for a finance lease.

Incremental borrowing rate—We use the incremental borrowing rate to determine the present value of minimum lease payments not yet paid. The present value is used on the lease commencement date to establish the lease asset and liability on its Consolidated Balance Sheets.

The incremental borrowing rate is also used in determining whether the lease is accounted for as an operating lease or a finance lease. A lease is considered a finance lease if the net present value of the minimum lease payments is greater than 90% of the fair market value of the property. An increase in the incremental borrowing rate decreases the net present value of the minimum lease payments and reduces the probability that a lease will be considered a finance lease.

For finance leases, the incremental borrowing rate is used in allocating our rental payments between interest expense and a reduction of the outstanding lease obligation. If our calculation of the net present value of

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

minimum lease payments is greater than the fair value of the leased asset, the incremental borrowing rate is adjusted so the net present value of the minimum lease payments does not exceed the fair value of the leased asset.

Fair market value of leased asset—The fair market value of leased retail property is generally estimated based on comparable market data as provided by third-party sources. Fair market value is used in determining whether the lease is accounted for as an operating lease or a finance lease. A lease is considered a finance lease if the net present value of the minimum lease payments equals or exceeds 90% of the fair market value of the property. A higher fair market value reduces the likelihood that a lease will be considered a finance lease.

Accounting owner—Prior to the adoption of ASC 842, Leases, we were involved with the construction of the building for certain leases and were considered the owner of the building for accounting purposes. We capitalized the amount of total project costs incurred during the construction period as “Construction in progress.” At the completion of the construction project, we evaluated whether the transfer to the landlord met the requirements for sale-leaseback accounting treatment. A sale and leaseback of the asset was deemed to have occurred when construction of the asset was completed, the lease term began, and the relevant sale-leaseback accounting criteria was met. Any gain or loss from the transaction was deferred and amortized as rent expense on a straight-line basis over the term of the lease. If we did not pass the criteria for sale-leaseback accounting, we recorded a finance lease asset as a building, which was included in the “Property and equipment, net” line item and a corresponding finance obligation in the “Financing lease obligations” line item on our Consolidated Balance Sheets. We allocated each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

With the adoption of ASC 842, Leases, at the beginning of fiscal 2019, we re-evaluated leases where we were considered the accounting owner and determined that all of the leases met the criteria to be accounted for as operating leases. As a result, we derecognized the building and corresponding finance obligation associated with these locations and accounted for the leases as operating leases starting in fiscal 2019. The derecognition of accounting owner leases and related tax impact resulted in an equity adjustment of $3.0 million to beginning retained earnings for fiscal 2019.

Inventories

The Company’s inventories are stated at the lower of cost or net realizable value. The cost is valued using the first-in, first-out (“FIFO”) basis. The FIFO value of inventories includes cost of goods and freight, net of vendor rebates and discounts.

The Company performs physical counts of all store inventories at least once a quarter. The Company records a shrink estimate for the period between the last physical count and the balance sheet date, where applicable.

Goodwill and Other Intangible Assets

The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business (“goodwill”), and the indefinite-lived tradename intangible asset are not amortized, but rather tested for impairment at least annually. The Company assesses the recoverability of the carrying amount of its goodwill and other indefinite-lived intangible assets annually as of the first day of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

When assessing the recoverability of goodwill and other indefinite-lived intangible assets, the Company may first assess qualitative factors. If an initial qualitative assessment indicates that it is more likely than not that the carrying amount exceeds the fair value, a quantitative analysis may be required. The Company may also elect to skip the qualitative assessment and proceed directly to the quantitative analysis.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Recoverability of the carrying value of goodwill is measured at the reporting unit level. In performing a quantitative analysis, the Company used a combination of the expected present value of future cash flows (income approach) and comparable public companies (market approach) to determine the fair value of the reporting unit. These approaches use primarily unobservable inputs, including discount rates, sales growth rates, and gross margin rates, which are considered Level 3 fair value measurements. See the description of the fair value hierarchy in our Consolidated Financial Statements, Note 5, “Fair Value Measurements” for further details. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, tax rates, cash flow projections, and terminal value rates. Discount rates, growth rates, and cash flow projections are the assumptions most sensitive and susceptible to change as they require significant management judgment, including expected operating performance as well as overall trends in the grocery and supermarket industry. If the carrying amount of the Company’s reporting unit exceeds the fair value of the reporting unit, an impairment loss is recorded to write down the carrying amount of goodwill equal to the excess carrying amount of the reporting unit compared to its fair value.

In performing a quantitative analysis, the Company tests its indefinite-lived tradename intangible asset for impairment utilizing the relief from royalty method to determine the estimated fair value for the intangible asset, which is classified as a Level 3 fair value measurement. The relief from royalty method estimates the Company’s theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, tax rates, sales projections, and terminal value rates. Discount rates, royalty rates, growth rates, and sales projections are the assumptions most sensitive and susceptible to change as they require significant management judgment. Discount rates used are similar to the rates estimated for the weighted average cost of capital considering any differences in company-specific risk factors. See our Consolidated Financial Statements, Note 5, “Fair Value Measurements” for further details.

In fiscal 2019 and 2018, we performed the quantitative analyses for our annual goodwill and indefinite-lived tradename intangible impairment tests as of the first day of the fourth quarter and determined the fair value of the Company’s reporting unit and indefinite-lived tradename intangible asset exceeded the respective carrying amounts. Therefore, no impairment charges were recorded.

Impairment of Long-Lived Assets

We assess our long-lived assets, principally property and equipment, for possible impairment whenever events or changes in circumstances indicate the carrying value of a long-lived asset or group of assets may not be recoverable. Impairment evaluations for individual stores take into consideration a store’s operating cash flows, the period of time the store has been open, and management’s expectations of operating performance. Recoverability is measured by a comparison of the carrying amount of the assets to the future undiscounted cash flows expected to be generated by the assets. If impairment is indicated, a loss is recognized for any excess of the carrying value over the estimated fair value of the asset.

Our judgment regarding the existence of circumstances that indicate an asset’s carrying value may not be recoverable, and therefore potentially impaired, is based on several factors, including a decision to close a store or negative operating cash flows. Determining whether impairment exists requires that we use estimates and assumptions of projected cash flows and operating results for the asset or assets being assessed. Our cash flow projections look several years into the future and include assumptions concerning variables such as the potential impact of operational changes, competitive factors, inflation, and the economy. Our estimate of fair value used in calculating an impairment loss is based on market values, if available, or our estimated future cash flow projections discounted to their present value, which are considered Level 3 inputs. Using different assumptions could result in a change in our estimates of cash flows and fair value and those differences could produce materially different results.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Closed Store Reserves

Prior to the adoption of ASC 842, Leases, we recorded a reserve for future lease obligations associated with stores that are no longer being utilized in our current operations. The fair value of the closed store liability was estimated using a discount rate to calculate the present value of the remaining noncancelable lease payments at the cease use date for the store, net of an estimate of subtenant income. Lease payments for operating leases included in our closed store reserve were expected to be paid over the remaining terms of the respective leases.

Our assumptions about future cash payments to be made as part of the lease agreements were based on the terms contained in the lease agreement. In determining the fair value of the liability, we offset the future lease payments with an estimate of the amount of subtenant income that could be reasonably obtained for the store properties. Our expectations of potential subtenant income were based on variable factors, including our knowledge of the geographical area in which the closed property is located and existing economic conditions. We also sought advice from local brokers and agents, commercial market value analysts, and third party fair value reports to develop our assumptions. While we believed our estimates of reserves for closed properties were adequate, it was possible that market and economic conditions could have caused us to change our assumptions and may require additional reserves. We reviewed our estimates used in determining the closed store reserve on a quarterly basis and record adjustments, if necessary, in the period in which the change becomes known prior to the adoption of ASC842.

With the adoption of ASC 842, Leases, we followed the transition guidance and reduced our lease assets by the previously recorded reserves as of the adoption date.

Insurance Reserves

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, directors’ and officers’ liability, employee health care benefits, and other risks, including casualty and property risks. Liabilities associated with the risks that are retained by us are estimated, in part, by considering historical claims experience, demographic factors, severity factors, and other actuarial assumptions. While we believe that our assumptions are appropriate, the estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Because of the significance of the judgments and estimation processes, it is likely that materially different amounts could be recorded if we used different assumptions or if the underlying circumstances were to change. A 10% change in our insurance liabilities at January 26, 2020 would have affected our annual operating income by approximately $3 million.

Income Taxes

We must make certain estimates and judgments in determining income tax expense for financial statement purposes. The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the fiscal year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in income tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In this process, certain relevant criteria are evaluated including: the taxable income in prior carryback years that can be used to absorb net operating losses and credit

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

carrybacks, the existence of deferred tax liabilities that can be used to absorb deferred tax assets, prudent and feasible tax planning strategies, and future expected taxable income. We establish a valuation allowance for deferred tax assets when it is estimated to be more likely than not that the tax assets will not be realized.

We apply the provisions of the authoritative guidance on accounting for uncertainty in income taxes that was issued by the Financial Accounting Standards Board, or FASB. Pursuant to this guidance, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative guidance also addresses other items related to uncertainty in income taxes, including derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Share-based Compensation

We expense the fair value of share-based compensation awards granted to our employees on a straight-line basis over the period that services are required to be provided in exchange for the award, which typically is the period over which the award vests. We measure share-based compensation expense related to our stock options at the time of grant.

Recent Accounting Pronouncements

See our Consolidated Financial Statements, Note 2, “Summary of Significant Accounting Policies” for further details.

Quantitative and Qualitative Disclosures About Market Risk.

Interest Rate Risk

As of January 26, 2020, our principal exposure to market risk relates to changes in interest rates on borrowings under our Superpriority Secured Notes. These agreements carry floating interest rates that are tied to LIBOR, Eurodollar, the federal funds rate or the base rate, and therefore, our statements of income and our cash flows will be exposed to changes in interest rates to the extent that we have outstanding balances under such agreements and do not have effective hedging arrangements in place. Based upon a sensitivity analysis at January 26, 2020, a hypothetical 1.0% change in interest rates would change our annual interest expense by approximately $1.2 million. We do not use derivative financial instruments for speculative or trading purposes; however, this does not preclude our adoption of specific hedging strategies in the future.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

BUSINESS

Who We Are

We are one of the fastest growing specialty retailers in the U.S. and we believe we offer the freshest and highest quality foods for our guests. The Fresh Market offers a variety of best-in-class fresh foods and difficult-to-find itemization in a small, convenient, intimate store footprint (average 21,000 sq. ft.) where guests can see all the sightlines across the store. The store ambiance is like an Old-World European marketplace layout with an elevated, sensory experience with fresh aromas, classical music, spotlights, and exceptional cleanliness. High-touch guest service is a hallmark of The Fresh Market, as our team members strive to make guests feel like they are at home. Our combination of premium food, strong reputation for special occasions, personalized guest service, and omni-channel capabilities has resulted in one of the industry’s-leading comparable store sales growth of 22.3% in fiscal 2020 and transaction count growth of 4.7% in our recent fourth quarter.

Our Product Offering

We are focused on providing high-quality, premium offerings across both our fresh and non-perishable departments. We believe the following product categories are the key differentiating elements of our business:

•	Fresh produce with seasonal specialties that are hand-picked to ensure each item is perfectly ripe to achieve the best taste and texture;

•	Meat counter with in-store butchers that offer personalized guest service to create a local butcher shop feel;

•	High-quality prime meats with minimum 14-day dry-aged beef;

•	Fresh, on-ice seafood counters committed to freshness and variety;

•	Convenient, ready-to-cook or ready-to-heat meal offerings with restaurant-quality ingredients;

•	Hard-to-find ingredients and curated specialty foods that encourage a fun treasure hunt discovery shopping experience that is unique to The Fresh Market;

•	Expertly curated floral offerings, including rare and exotic orchids;

•	Curated seasonal assortments that focus on special occasions and holidays.

Our focus is on delivering the very best for our guests’ fresh food trip, special occasions, and dinner tonight. Approximately 70% of our sales in the last several fiscal years has consistently come from fresh foods. This highly curated assortment primarily consisting of produce, meat, seafood, dairy, and ready-to-cook or ready-to-eat meal offerings is supported by specialized and difficult-to-find non-perishable items that account for approximately 29% of our sales, while general commoditized consumer goods, which a consumer finds in conventional retailers, account for less than 1% of our sales. Our team members and quality experts have a merchandising approach that requires careful assembly of the food experience with consideration to numerous food attributes. Creative and visually appealing merchandising sets us apart and inspires our guests to create intricate meals for their home, best exemplified by waffles, whipped cream, and strawberries placed together on the produce floor for a delicious, chef-quality dish.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Each of our stores cuts, seasons and prepares our food to perfection daily for the optimal taste and freshness and the ultimate, convenient guest experience. For example, our Peak of Flavor program ensures that a guest can purchase a perfectly ripe avocado or banana to eat that night, in addition to fruit that will peak in the next day or two. In order to deliver on our mission with guests and our stores, our supply chain and distribution partners supply us with the highest quality and freshest food from farm to shelf in 14 days or less. We source from both a leading national specialty distributor, along with 40 family-run farms within 100 miles of our stores, providing us the ability to offer our guests the highest quality and freshest food. Before any new item is displayed in our stores, our buyers hold “tastings” where potential new items are tasted and evaluated. We also have partnerships with certain growers that allow us to bring in limited edition offerings, like batches of berries with exceptional sweetness as well as international specialties, such as Tasmanian cherries or stone fruit flown-in from South America to maximize freshness.

We also have a dedicated team who curates and sources the best local products based on a series of specifications to ensure differentiation from conventional retailers. For instance, this focus on working with local farmers and bakers whenever possible allows us to offer our guests Louisiana King Cake for Mardi Gras, North Carolina pickles, or milk in glass bottles from Battenkill Valley Creamery in upstate New York. We also source our own private label through our small and medium sized vendors with the goal of offering the “best” product in select categories. We believe smaller batch sizes and proprietary formulas and recipes allow these items to outperform leading brands in terms of quality of ingredients, flavor variety, and taste. Furthermore, we take pride in making a variety of guests’ favorites on a daily basis including roasted chicken salad, fresh-baked nut breads, and flavored gourmet coffee.

We strive to procure sustainably farmed produce and humanely raised meats while promoting environmentally conscious brands that are in-line with our values. Our private label canned tuna is sourced from the first tuna fishery to become MSC Certified Sustainable, utilizing pole and line caught fish. We also partner with growers who are vested in taking care of the environment, such as Fair Trade Certified squash and avocados, Rainforest Alliance Certified grapes and Fair for Life apples. Our seasonal fresh produce is purchased from 40 family-run farms within 100 miles of our stores. These examples are a small part of our commitment to creating a better future for our planet. In fiscal 2020, we donated 2.5 million pounds of food to Feeding America’s network of food banks while reducing our footprint by recycling all cardboard used in our stores.

Our Guests and Their Experience

We attract guests from a high-income demographic who seek out and have a higher willingness to pay for high quality, fresh food. Approximately 62% of our guests have an average household income above $75,000. Households that have shopped with us have exhibited higher monthly grocery spending than households that do not shop with us.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our guests understand what sets us apart from other food retailers, both in terms of our offering and the special experience that we work hard to provide. In 2019 Consumer Reports rated us in the top 10 of food retailers in each of our markets, and in the top 15 nationally, despite our presence only in the East Coast and Midwest. More recently, approximately 80% of shoppers indicated on an internal survey that they were satisfied with our offerings overall. Results from the Integrated Insight Survey demonstrated that we are executing on our strategy of attracting guests for three important trips: (i) fresh food, (ii) food for special occasions, and (iii) curated meal offerings for the home. According to the Integrated Insight Survey, our product’s quality and freshness received more “excellent” ratings than competitors in our core markets and we received the highest ratings for being a trusted destination for special occasions and holidays. Our guests specifically ranked our meat and seafood departments as market leaders in some of our core markets for their freshness, quality, and taste. In addition, seven out of the top ten reasons that these survey respondents listed for shopping with us were related to the fresh food that we offer and its unique and seasonal attributes. Over 70% of our regular shoppers said our curated meal offerings were among the top three options in their market. Additionally, the Integrated Insight Survey ranked us as a top-rated food retailer for store ambiance and store cleanliness, both of which are integral to our brand reputation.

Our Stores and Operations

We operate 159 small-box stores (each approximately 21,000 square feet) that provide our guests with a convenient shopping experience and a more personal level of guest service. We strive to create a warm and inviting atmosphere within our stores by crafting a sensory experience for our guests. Classical music and spotlights create an elevated environment which is further supported by the aromas of flowers upon entry and our fresh baked bread. Unique merchandise pairings inspire our guests while providing a curated environment, where rose wine is located next to dessert options, and dark chocolate chips conveniently placed near the waffle mix. Our stores are highly profitable on a per-square foot basis. We have     % average store-level EBITDA margins and     % of our store fleet was profitable in fiscal 2020. We believe this exceptional store-level profitability is primarily driven by our differentiated product mix that commands 40+% merchandise margins as well as the productive small-store layout that optimizes fixed costs such as occupancy and store labor expenses.

Our small-box stores enable us to operate in established neighborhoods in close proximity to our target high-income guests (annual household incomes in excess of $75,000) and supporting our guests’ preference to efficiently and conveniently shop for their families. This small-box format in high population density areas near our guests’ homes also supports our growing curbside pickup business, which is an important component to providing our guests with an omni-channel shopping experience. Moreover, we have a strong geographic presence in the attractive Southeast markets and our stores benefit from key advantages such as lower labor costs,

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

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attractive demographics, lower lease costs and significant real estate availability. Although curbside pickup and delivery are becoming a growing part of our business, our stores are a highly differentiated showcase of an epicurean experience for inspiration and special occasion shopping that draws our guests to shop in a clean and enjoyable environment. We believe our store footprint also enables us to procure the highest quality specifications because they are not always available in large enough quantities to serve larger, more conventional retailers. Our team members focus on offering solutions to our guests through food pairings and inviting displays.

Consumer Reports rated us amongst the cleanest grocery stores in American in 2019 and Newsweek/Statistica rated us number 5 for best guest service in grocery in America in 2020. We believe our exceptional store conditions gained the trust of our guests especially during the COVID-19 pandemic as guests demanded and relied upon a safe environment where they could shop. We believe we were one of the first retailers to require all team members and guests to wear personal protective equipment in our stores. In addition, our stores undergo a deep cleaning every day to ensure the safety of our team members and guests and continue to foster their trust.

States we are currently present in have seen strong population growth of over two times the national average over the last several years. As a result of COVID-19, we have seen an increase in households, as individuals change residence to the states in which we operate. According to interstate moving data, Florida and the Carolinas are among the top 10 states benefitting from inbound moves in 2020, which are our two of our strongest markets (48% of our stores are located within Florida and the Carolinas).

Our approximately 10,500 non-union team members are our brand ambassadors that showcase the best of our offerings. The Fresh Market experience is brought to life because of the high-touch service provided to our guests. Approximately 50% of our team members are full-time which demonstrates our commitment to providing an exceptional work environment and ongoing support to our team. According to an internal survey of customers, 91% of our guests are highly satisfied with our service experience. In each of our stores, our team members are constantly ensuring our products meet our high-quality fresh standards. We have dedicated team members in each store who cut our fresh produce daily, our butchers prepare meats to our guests’ specifications and our chefs prepare ready-to-eat and ready-to-cook meals. Through a simplified organizational structure that provides a visible path to promotion, numerous training opportunities and increased store-level bonus eligibility, our team members are motivated and incentivized to create a memorable guest experience.

Our growing eCommerce platform leverages our store network to provide an omni-channel experience as the needs of our guests evolve. While most of our guests enjoy shopping in our stores and experiencing the sight and feel of our specialty offering, we have partnered with Instacart as the backend software provider for our digital platform to meet incremental guest demand for an integrated omni-channel offering. We are continuously improving the platform’s design to make it easier to navigate and complete purchases, while also enabling a sense of discovery of a new menu or “tonight’s meal.” We have implemented personalization algorithms based on our guests’ purchase history that enhances discovery. We have completed the rollout of curbside pickup to all 159 stores (approximately 35% of eCommerce fulfillment). Our curbside orders are hand-picked by our store

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team members whom we call Personal Shoppers, which enhances the guest experience and ensures a high-quality basket backed up with a 100% Satisfaction Guarantee for all items. For fiscal 2020, our eCommerce penetration was 5.6% and we plan to continue investing in enhancing our guests’ digital experience. We are also launching our new loyalty program in the fall of 2021, which is a key factor in our goal of providing a convenient, seamless digital experience through The Fresh Market app and website that goes hand-in-hand with our brand reputation for personalized guest service whether guests shop in-store or online. We extensively tested our loyalty program in fiscal 2020, which showed member guests would visit more often, spend more on each visit, and shift more of their visits to TFM from other competitors.

Recent Financial Performance

We have spent the last few years bringing The Fresh Market back to its roots of providing a highly differentiated specialty food offering and improving the in-store and omni-channel experience. Along with the Apollo Funds’ support and a strengthened new management team, with five additions to the senior leadership team in 2020 (including both Jason Potter as President and Chief Executive Officer and Jim Heaney as Chief Financial Officer), we have recently delivered exceptional financial performance. For fiscal 2020 compared to fiscal 2019, we achieved the following results:

•	Increase in net sales from $1,522 million to $ million, representing period-over-period growth of %;

•	Increase in net (loss) income from $(65.4) million to million;

•

Total comparable store sales growth of 22.3%, which we believe is one of the highest growth rates compared to other food and specialty retailers. For the three-month period ended January 31, 2021, our comparable store sales grew 25.8% compared to the prior year, with transaction count growth of 4.7%, which we believe is industry-leading, and tonnage was up    % compared to the prior year;

•

Increase in Adjusted EBITDA from $120.6 million to $                million, representing period-over-period growth of    %. Adjusted EBITDA for the three months ended January 31, 2021 grew                as compared to the prior year;

•	Ten consecutive quarters of Adjusted EBITDA growth compared to the comparable quarter in the prior year

Adjusted EBITDA is a non-GAAP financial measure. For a description of our non-GAAP financial measures and a reconciliation of Adjusted EBITDA to the most directly comparable GAAP financial measure, net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Our Industry

Our distinctive offering allows us to compete in both consumer occasions for food-at-home and food-away-from-home. The growth in our industry far outpaces the grocery market. Based on research from the Specialty Food Association, specialty food consumption grew at a historical compound annual growth rate (“CAGR”) of 7.1% from 2017 to 2020 and is expected to grow by a 5.8% CAGR from 2020 to 2024 versus broader industry growth of 0.2% and 0.5% over the same time periods, respectively. We believe there is no other retailer offering our varied assortment, with many conventional grocers primarily sourcing from commoditized consumer brands in contrast to our specialty, value-added fresh food and locally relevant product offerings.

We believe our growth is industry-leading and in fiscal 2020, we continuously took market share from food competitors (grocery and restaurants) given our premium and fresh offering as well as the increased food-at-home spending during the COVID-19 pandemic. Additionally, the closure of more than 70 competing stores in our core markets has presented a significant revenue opportunity.

We believe we will continue to benefit from industry trends through alignment with changing consumer preferences:

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Consumer focus on high-quality fresh foods—over 60% of grocery shoppers indicate that high-quality fresh food is the most important consideration when choosing a food retailer according to R5 independent research conducted in 2020. We have unique, seasonal heirloom produce which is hand sorted by our quality control experts. We offer only fully mature produce with optimal texture and level of sugars.

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Natural and organic offerings—sales of natural and organic food have grown at a CAGR of 6.8% from 2017 to 2020, reaching a total market size of $252 billion in the United States and are expected to continue to grow at a CAGR of 6.0% from 2020 to 2023. Our penetration of organic produce is 6.0% of our total sales in fiscal 2020.

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Omni-channel capabilities—while more guests are willing to do their grocery shopping online, our guests prefer and attain pleasure from visiting our store. Our specialized, fresh-focused offering drives trip

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frequency and is supported by our integrated omni-channel capabilities for those that also prefer to pick-up at our store or have product delivered to their home. We believe our experiential and fresh offering provides clearly less competition from online threats. For example, one tin of berries deteriorates eight hours of life for every hour unrefrigerated.

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Significant shift from food-away-from-home to food-at-home—the environment during the COVID-19 pandemic has initiated a strong shift to increase spend on food-at-home. This has led to the overall grocery industry seeing 8.5% growth in calender year 2020 and we believe a significant portion of this will continue at least in the near term as (i) consumers have become accustomed to and re-discovered the enjoyment of cooking at home and (ii) more than 110,000 restaurants, or 17% of restaurants, have closed down and it will take time for the restaurants to recover (following the 2007-2009 Great Recession, the restaurant industry took 2 years to recover to its prior peak). We have made investments in high-quality prepared food to capitalize on disruption in the restaurant industry. Our restaurant quality ready-to-eat and ready-to-heat meal offerings are creating new meal occasions that bring guests frequently into our stores. Guests consistently give our prepared foods offering a high-quality ranking and we believe we have created a significant, long-term opportunity to take share from the food-away-from-home category.

Our Performance Improvement Initiatives as a Private Company

As a private company, we have undertaken significant performance improvement initiatives to improve in-store execution and provide high-quality products to our guests, which contributed to the recent financial performance and created a foundation for our future growth. The key initiatives include:

•

Refocused our offering with our mission to serve as a premium specialty retailer with a strong focus on fresh food—Since our acquisition by the Apollo Funds in 2016, we have improved and refocused our offering towards high-quality, premium products across both our fresh and non-perishable departments. Our biggest focus has been ensuring that we offer produce and meat that exceeds the quality of our competitors. Our guest satisfaction scores in every department have continuously improved since 2019. Over the past year, our guest approval ratings have improved five percentage points or more to over 80% satisfaction in quality and friendliness of staff. We have also concentrated on emphasizing the specialty nature of our product offering generally by differentiating ourselves through value-added products, hard-to-find ingredients and specialty foods to replace commoditized consumer packaged goods. For example, over the last few years we have returned to many of our previous growers and relationships, as well as developed new ones, and have focused on purchasing a larger spec for our produce items (e.g. bigger apples and lemons or sweeter cherries and stone fruit). Given our merchandising initiatives, we believe a significant percentage of our products are not available in conventional grocers.

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Introduced new offerings to address our guests’ needs for a curated meal offering—We have greatly expanded our pre-existing curated meal offerings by introducing a variety of products that caters to both individuals and families at different price points and serves every occasion. This includes Market Meal Kits (provides ingredients and recipes for 20 minute one-pan preparation, perfect for convenience focused guests looking for daily meal ideas), Little Big Meals ($20 offering to feed a family of four, offering a high-quality meal at exceptional value), and the special dinner programs (restaurant quality dinner programs especially highlighting our superior meat and seafood offerings). We continue to introduce new, innovative offerings to create an enhanced guest experience with regards to curated meal offerings, which includes our new “Kitchen Square” in our stores. We are piloting this new concept in three stores this year by re-designing the layout of the floorspace to allow for a completely new restaurant look and feel. This will become a convenient destination for dine-in, order ahead, and ‘grab and go’ focused guests. We plan to open 2 to 3 stores by the end of fiscal 2021 and 2 to 3 stores in fiscal 2022.

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Strengthened leadership team—Our leadership team comprises 7 highly experienced and proven individuals, with 6 joining in the last 2 years. Our management team is led by Jason Potter, President and Chief Executive Officer, who brings over 30 years of experience in the grocery industry, most recently at

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

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Sobeys Inc. (a Canadian grocer focused on fresh offerings), and a track record of enhancing stockholder value. Our leadership team is also led by Jim Heaney, Senior Vice President and Chief Financial Officer, who most recently was the Chief Financial Officer of Carnival Cruise Line and brings over 30 years of experience in distinguished experiential businesses such as Disney Parks and Resorts and Sea World. Jim’s tenure in leading experiential entertainment companies is highly relevant for our focus on creating an exciting guest shopping experience.

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Built a culture of excellence—Our new leadership team has revamped our team’s culture to ensure our store team members feel that they are true ambassadors of our brand with a sense of ownership and pride. We have created a nimble organization with a consistent playbook for adding innovative programs that drive profitable growth. At the corporate level, we have elevated our Head of Food Safety to directly report to our CEO given our enhanced focus on guest experience and guest loyalty. In the stores, we have streamlined and simplified direct reports to our store managers so that they can better focus on assisting guests and delivering on our in-store experience. Store team members have access to a number of educational resources and are encouraged to grow within the organization. We also foster an environment of transparency, where all store and office team members participate in weekly town halls with the CEO and management team.

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Built omni-channel capabilities—Historically, we have been underpenetrated in eCommerce but we have made significant progress over the last year with our eCommerce revenue increasing over 900% in fiscal 2020. We offer delivery and curbside pickup service at all 159 stores through our partnership with Instacart. Given the strategic importance of curbside pickup, we reimagined and relaunched our curbside guest service program in December 2020. Branded “The Friendliest Curbside Experience in America”, the new program features: (i) Dedicated Personal Shoppers to ensure quality and freshness, (ii) a 100% Satisfaction Guarantee of all items in a curbside basket, (iii) all items double checked and verified by the Personal Shopper and Store Manager, and (iv) “wow moments“ for curbside guests like Personal Shoppers dressed as Santa during the holiday season. Since launching the program, we have seen the total curbside pickup sales increase significantly, wait times decrease below five minutes, general guest satisfaction scores at the top of the industry average and higher fulfillment rates. We have also implemented a personalized algorithm, based on each of our guest’s purchase histories, to the landing page of our shop.com eCommerce app further enhancing guests’ discovery and basket building. Our eCommerce penetration for fiscal 2020 was 5.6% of total sales.

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Pricing initiatives for frequently shopped items—Prior management teams made the decision to raise prices on seemingly inelastic items, which resulted in “insult pricing” within certain departments of our business. To correct previous management decisions, we have reduced prices across approximately 50 items, such as bananas, avocados, milk and others so that our most basic items are now priced competitively. In the last year, we have invested approximately 70 basis points of merchandise margin across a number of categories in all our stores. The improved pricing perception of the most basic items has encouraged our guests to shop at our stores and provided an additional opportunity to build their basket with higher margin, premium products.

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Improved in-store execution—Following our acquisition by the Apollo Funds in 2016, we have focused on the improvement of in-store execution. We increased quality standards across our fresh departments and improved labor efficiencies by implementing standards and controls for in-store team members to provide consistent and exceptional guest service. In addition to our simplified organization structure within the store, each team member now receives performance reviews and is incentivized to give high-touch service through increased bonus eligibility. Furthermore, our team focused on the deep cleaning of every store, which has successfully positioned TFM to address the current environment during the COVID-19 pandemic. We also provided and required personal protective equipment for all our team members as well as our guests. We believe we were one of the first food retailers to take such measures which helped us continue to earn the trust of our guests.

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Technology tools to scale and optimize the business—We are investing in information technology tools to improve critical operational, merchandising, and marketing capabilities in our existing store base. These

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initiatives include improving inventory and labor management through the implementation of demand forecasting tools and computer-generated ordering and store labor planning applications, as well as data driven decision making to better inform our omni-channel capabilities and understanding of our guests’ shopping behaviors. Demand forecasting and inventory management help our store team members focus on the guest while automating menial tasks, ensure we have the right level of staffing to meet guests’ needs appropriately, and keep our shelves stocked with the appropriate level of product. We also benefit from decreased labor hours and reduced shrink, both which flow to margin enhancements. Leveraging data in our sales channels and marketing allow us to drive higher trips and basket sizes from our guests, which in turn drives revenue growth.

Our Competitive Strengths

High-quality offering focused on fresh food that is differentiated from conventional grocery

We are intensely focused on curating an assortment of what we believe are the freshest foods and specialty items in a small, convenient, intimate store. In a recently conducted guest survey, 81% of the respondents rank our quality and freshness as Excellent or Very Good compared to an average statistic of 68% for a select number of competitors within a 10-mile radius. We believe our high-quality fresh food offering can be a true source of differentiation. For example, 42% of our beef sales come from prime meat. Within our fresh food offering, our expertly prepared, value-add food further differentiates us versus competitors. Our guests love the convenience of pre-cut fruit and vegetables and pre-seasoned meats that save preparation time, as well as our curated meal offerings. Our favorable mix of high-margin, value-add food and low mix of commoditized consumer goods allow us to generate industry-leading financial performance.

In addition to our sourcing relationships with national distributors, we work with local farmers to procure in-season produce from the Carolinas, Florida, Georgia, and Virginia. Our partner growers allow us to bring in limited edition, heirloom products such as the sweetest batches of berries from Florida and the Carolinas. Our Peak of Flavor program ensures that guests can choose perfectly ripe avocados and bananas that can be enjoyed that night. Internationally sourced produce is flown-in (versus transported by boat) for premium items like Tasmanian cherries or stone fruit from South America.

We offer restaurant-quality meals

While our high-quality, premium fresh food serves as the basis to our differentiation, we take a step further to curate a meals focused offering that is distinct from other grocers or food retailers. Examples of our meals offering include Market Meal Kits (provides ingredients and recipes for 20 minute one-pan preparation, perfect for convenience-focused guests looking for daily meal ideas), Little Big Meals ($20 offering to feed a family of four, offering a high-quality meal at an exceptional value), and the special dinner programs (restaurant quality dinner programs especially highlighting our superior meat and seafood offerings). Our Market Meal Kits, one of the fastest growing offerings, are assembled in-store, with fresh meats and vegetables cut by hand and expertly paired with sauces and ingredient packs. Sales of Market Meal Kits grew by approximately 45% in fiscal 2020. As an example, our Honey Balsamic Pork meal kit features pork tenderloin medallions with honey balsamic glaze, green beans and mashed sweet potatoes to create a delicious dinner in 20 minutes. We also suggest wine and dessert pairings to accompany many of our curated meal offerings. Our meals for special occasions include family dinners for the important holidays and the ultimate special dinner or brunch. Sales from our meals for special occasions grew by approximately 90% in fiscal 2020. We believe our commitment to delivering the best quality curated meal offerings helped us to win with both existing and new guests who experienced a heightened

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engagement with food-at-home in 2020, and our curated meal offerings accounted for approximately 15% of sales in fiscal 2020.

The Fresh Market strives to be the go-to food destination for entertaining needs, especially during the holiday seasons. We believe this is a result of our high-quality food offering that meets the expectation for special occasions as well as our attractive holiday meals programs. From intimate dinners to gatherings for catering, The Fresh Market has you covered. Our Dinner for Two on Valentine’s Day offers guests the ability to create a romantic meal at home with a prime Chateaubriand steak and Chilean Sea Bass. For tailgating at home, we offer our fan favorite platter including pot roast and caramelized onion sliders, pepperoni pinwheels with all the appetizers and fresh baked cookies. We believe we are our guests’ number 1 destination for holiday and special occasion meal offerings which results in significantly increased sales during holiday weeks compared to non-holiday weeks.

Conveniently located, easy to navigate small-box format

Our fresh-focused offering is complemented by our small-box stores in established neighborhoods that are close to our target, higher-income guests with average annual household income of over $75,000. We address on-the-go consumer demand for convenience through simple in-store navigation. Average stores are approximately 21,000 square feet versus a conventional food retailer at approximately 60,000 square feet, which allows us to fit in high-density areas where conventional grocers cannot. The store ambiance is an Old-World European marketplace layout with an elevated, sensory experience with fresh aromas, classical music, spotlights, and exceptional cleanliness. We generate very productive marketing and, per the Integrated Insight Survey, achieve an 86% household brand awareness in our markets. In addition, the small-box format in high population density areas near our guests’ homes supports our convenience-focused curbside pickup business, which we believe is an important part of providing our guests with an omni-channel shopping experience.

We operate 159 stores on the East Coast and in the Midwest, with our core market being the Southeastern portion of the United States. We benefit from attractive operating dynamics in the Southeast, including lower labor costs and exposure to stronger growing demographics and metropolitan statistical areas (“MSAs”). We believe there is significant whitespace to expand unit count with 75 immediately actionable opportunities within our core markets and an opportunity to double our store count over the next 10 years.

Loyal guest following with attractive demographics

Our customers have a heightened engagement with food and actively seek out high quality fresh and perishable items. According to the Integrated Insight Survey, 37% of our target market will pay more for high quality food and value high quality fresh foods more than getting a deal on other products. We attract guests from a high-income demographic who seek out and have a higher willingness to pay for high quality, fresh food. Approximately 62% of our guests have an average household income above $75,000. Households that have shopped with us have exhibited higher monthly grocery spending than households that do not shop with us.

We have attracted a loyal guest following—our top 10% of guests represented almost 60% of our revenue and visited our stores approximately twice per month in fiscal 2020. This population’s heightened engagement

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with food has been one factor in our continued outperformance over the past year, as our guests have reported more significant increases in their level of spending and shopping frequency compared to non-guests. Moreover, our guests largely expect to maintain their level of spending moving forward even after the COVID-19 pandemic subsides. Additionally, our guests are vocal advocates for our brand—approximately 90% of survey respondents who shop our stores indicated a high likelihood to recommend us. This likelihood to recommend has converted to our reputation spreading by word of mouth, as survey respondents listed a recommendation by a friend as the most common reason for their first visit to our stores.

Dedicated store team members making our guest experiences enjoyable

Our team members are passionate about quality food and love to highlight unique items within our stores, promoting the treasure hunt discovery experience that we are known to provide. We utilize an extensive training program to encourage personalized service to our guests that our store team members know by name. Approximately 50% of our team members are full-time with a high level of retention and an established, clear path to promotion. None of our team members are subject to collective bargaining agreements. In response to the COVID-19 pandemic, we quickly set a high standard for safety and sanitation within our stores. Due to our store team members’ unrelenting focus, 96% of surveyed guests gave us positive ratings for cleanliness.

Our leadership team has revamped the culture of the Company to (i) ensure our stores have the freshest products and offer the best guest service in a clean and safe environment and (ii) be extremely nimble and entrepreneurial in trying out various initiatives that improve our guests’ experience. Such measures include investing in guest wait time so that no guest has to wait longer than 30 seconds to check out and increased team member training which provides for a better guest experience. At the corporate level, we have elevated our Head of Food Safety to directly report to our CEO given our enhanced focus on guest experience and guest loyalty. In our stores, we have streamlined and simplified direct reports to our store managers so that they can better focus on assisting guests and delivering on our in-store experience. Store team members have access to a number of training resources and are encouraged to grow within the organization. We also foster an environment of transparency, where all store and corporate office team members participate in weekly town halls with the CEO and management team.

Strong financial profile with compelling free cash flow

Our management team and the Apollo Funds have taken significant steps in order to position us for long-term and sustainable growth. Our business benefits from a significantly more attractive margin profile compared to its traditional food peers driven by our truly differentiated concept in terms of premium offering, margin accretive value-add products and operational excellence.

Our product offering and strategic initiatives have resulted in AUV of $         million and         % of our stores being profitable in fiscal 2020. We have significantly improved our profitability with industry-leading gross margins of     % in fiscal 2020, attributable to our fresh-focused product mix, and Adjusted EBITDA margins of         % in fiscal 2020. We believe we are one of the most productive food and specialty retailers on a profit per square foot basis when also taking into consideration real estate ownership. We believe execution of our growth initiatives can potentially provide an opportunity to sustain our outperformance over the broader sector. Savings from well identified strategic initiatives focused on cost optimization in labor, shrink, and procurement will be reinvested in our business to further drive profitable growth. Our industry-leading financial performance and limited maintenance capex requirement generated a strong free cash flow conversion of approximately         % in fiscal 2020 and provides us optionality on how to reinvest that cash back into the business or return cash to stockholders. We define free cash flow conversion as Adjusted EBITDA minus capital expenditures divided by Adjusted EBITDA. For more information, see “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Non-GAAP Financial Measures.”

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Our Competitive Strengths and Initiatives Are Proven by Our Results

The easing of COVID-19 related dining restrictions in our major markets has not slowed our strong comparable store sales growth in those markets, thus demonstrating our competitive differentiation and that our initiatives have resonated with our guests.

Our Growth Strategies

Building upon our success to date, we see a significant opportunity to drive long-term growth across our business by executing on the following growth strategies:

Further invest behind key capabilities to provide a consistent guest experience and drive comparable store sales growth

We will continue to invest in our highly differentiated offering

We have seen tremendous momentum in our business and we have a strong opportunity to showcase our enhanced, differentiated shopping experience to our existing and new guests. We are capturing market share in the food-at-home and food-away-from-home markets through continued leadership in our high-quality, fresh premium offerings and innovation in curated meal offerings. We believe that delayed recovery in the restaurant industry and lack of differentiation in the conventional grocery space provides an opportunity for additional market share gains. We have been focused on ‘owning tonight’s meal’ (being top-of-mind to the consumer when it comes to planning and purchasing dinner), and continue to innovate with the introduction of new items and dining occasions to increase relevance to consumers.

We will continue to systematically upgrade the quality and freshness of our products, with a focus on the produce category. Our produce buyers work directly with growers and have developed long-term relationships to ensure we procure many of the sweetest berries, the finest fruits, and the greatest variety of vegetables. We have launched an extensive training course for the members of the produce department so they can learn how to become produce ‘gurus’, learning to offer suggestions and tell guests about the story behind the food. These initiatives have resulted in an increasing score on produce satisfaction in guest surveys (from 92.7% in fiscal 2019 to 94.5% in fiscal 2020) and in produce unit growth of 31.4% outpacing total unit growth of 21.7% during fiscal 2020. We believe the continued focus on instituting a systematic approach to improving quality and freshness will accelerate comparable store sales growth.

Our new “Kitchen Square” concept targets the substantial opportunity to serve our guests in ready-to-eat dining occasions. We expect to pilot this new concept in two to three stores in fiscal 2021 by redesigning the layout of the floorspace to allow for a completely new restaurant look and feel. This will become a convenient

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destination for dine-in, order ahead and ‘grab and go’ focused guests. An inviting atmosphere filled with inspiring selections will transition throughout the day from a morning coffee and croissant, to a made to order salad for lunch, to a pizza and real Carolina BBQ for dinner. The goal is to provide additional restaurant quality choices for our guests and attract a younger demographic to our stores.

Similarly, we are investing in our ready-to-cook curated meal offerings, with a $7 million capital investment into Market Meal Kit walk-around cases in 120 of our stores. We expect this investment to have a payback period of less than 3 years as Market Meal Kits are a key driver in building a bigger basket. These cases provide access to Market Meal Kits, Little Big Meal, Create Your Own kit, and Ready-to-Heat options. Our Market Meal Kits are assembled in-store, with meats and vegetables cut by hand and expertly paired with sauces and ingredient packs. We also suggest wine and dessert pairings to accompany many of our curated meal offerings.

We have reduced prices across approximately 50 known items our guests purchase frequently, such as bananas, avocados, milk and others, so that our most basic items are now priced competitively. In the last year, we have invested approximately 70 basis points of merchandise margin across a number of categories in all our stores, and we plan to continue to reinvest price back in a clinical manner to benefit our guests in select products where price matters the most. We are also pursuing center-of-the-store re-alignments which will optimize shelf space and increase sales productivity by enabling the application of computer-generated ordering. We believe this in turn will improve margin through standardization of shelf alignment and a reduction in shrink.

Improvement of in-store execution and operations will further drive sales and productivity

We intend to enhance profitability by improving our operational efficiencies. We will continue to optimize our merchandise presentation through strategic store remodeling and enhanced visual storytelling. We are installing computer-generated ordering software to improve inventory management, increase our in-stock position and build on our demand forecasting abilities. We are developing engineered labor standards to ensure the right resources are in the right place at the right time to optimize our service levels. These operational improvements will not only drive efficiencies, but will also ensure a more consistent and delightful guest experience.

Our team is constantly evaluating the right in-store presentation to deliver the best experience to our guests. To that effect, we will continue to pursue store refreshes with attractive returns, focusing on enhanced produce refrigeration, aspirational displays, walk-around cases highlighting our curated meal offerings, and new point of sale machines in all 159 of our stores. We plan to finish six store refreshes in fiscal 2021, targeting cash-on-cash returns of greater than 20%. Over the next five years we expect to have modernized more than 75 stores with varying degrees of capital to strengthen our brand, especially in areas where we are adding new stores.

Our exemplary guest service scores are a direct result of our talented and motivated in-store managers and team members. We have recently completed a realignment of our reporting and compensation structure to increase accountability and further incentivize performance. We have seen a significant increase in performance

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by raising the number of team members that are eligible for store-based performance bonuses. The simplified store organizational structure has increased transparency into promotion opportunities as we look to develop talent through investments in training and performance reviews. Our team members are a critical component of our growth story, providing high-touch service to support our specialty offering.

We are constantly evaluating our operations to identify areas for improvement in our cost structure while also enhancing the guest experience. At the store level, we are introducing engineered labor standards which will more efficiently allocate our highly talented team members, create labor efficiencies between departments and improve overall engagement with our guests. Maximizing the freshness of our high-quality offering while minimizing out-of-stock items is key to ensuring a consistent guest experience. We have engaged in the implementation of an automated demand forecasting system to ensure our best-selling products are available for our guests while also reducing shrink from over-ordering. Continued performance against our growth initiatives will result in additional margin benefit as we leverage our corporate and store overhead, part of which will be reinvested into the business.

Focusing our marketing to deepen engagement with our guests

We have significantly increased our marketing efforts through targeted digital campaigns, innovative print content and aspirational signage. Our brand benefits from an attractive household brand awareness, which per the Integrated Insight Survey, reached 86% in our markets. To further engage with our loyal guest base, we plan to use targeted marketing campaigns employing a variety of channels, including loyalty marketing, email marketing, social media marketing, geo-targeted mobile ads, and in-store marketing. We want to leverage our marketing and eCommerce platforms to help guests discover our new products and menus for ‘tonight’s meal’ and for all their special meal occasions and events. In fiscal 2020, we increased our marketing spend by approximately 60% and we expect to continue investing in our marketing spend. In fiscal 2021, we plan to have our marketing team run campaigns to protect market share where our competitors are entering with new stores.

Capitalize on substantial whitespace opportunity with a focus on expanding store footprint through de-risked in-fill opportunities

We made a strategic decision to pause new store openings over the last three fiscal years to focus on our core business. While we believe our business is now on a sustainable growth trajectory and with tremendous momentum, we plan on returning to a disciplined store growth strategy. Our methodology for selecting new sites includes an analysis of population and spending data, existing competitors and rigorous site level standards. Our internal analysis, in concert with our real estate advisors, has resulted in a methodical, multi-stage expansion plan that focuses on stores within our core market in the Southeast. We have a significant amount of confidence in our ability to expand beyond our core markets in the long term, by increasing the penetration of our secondary markets and expansion of our core geographies. We plan to open one new store in fiscal 2021 and, beginning in fiscal 2022, we plan to open seven to 12 new stores per year for the following four years.

Core market opportunity

Our primary focus is to expand into in-fill locations and surrounding metro areas within the core markets. Examples of our near-term focus area include Florida and the Carolinas. We believe our core near-term opportunities include approximately 75 locations and offers high visibility into low-risk expansion. Existing store AUVs above our average in combination with strong market share performance within our core Southeast geography supports the viability of our expansion. These 75 locations provide an ample pipeline for our near-term store openings and exceed the number of new store openings planned for the next five years.

Secondary opportunities

We consider secondary markets where our locations have strong brand awareness but limited penetration. We believe these regions provide opportunities to expand in metros and areas that sit right outside of our current

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footprint but can be serviced via our existing infrastructure. We believe our secondary market opportunity currently includes approximately 275 locations that could accommodate our preferred size of stores in markets we would consider. Beyond our core and secondary markets, we believe we have the opportunity to expand across the nation. We currently have store locations in 22 states, which leaves us substantial room for growth beyond our core geographies. We believe our greenfield opportunity currently includes an additional 300 locations that could accommodate our preferred size of stores in markets that meet our underwriting standards.

We seek to open new stores with the following economics:

•	Sales per new store of $12 to $14 million per year

•	Strong store-level EBITDA margins of 12% to 14%

•	Total cost per new location of $5 to $6 million (including pre-opening costs and tenant improvement allowances)

•	Return on invested capital of at least 25% and a payback period of 3 to 4 years

Store-level EBITDA margins are calculated as store EBITDA (which excludes corporate expenses) divided by the store’s sales; return on invested capital is computed as store EBITDA divided by our initial cash investment in the store.

Enhance guest engagement with a full-scale loyalty program and improved eCommerce capabilities

We expect to launch a loyalty program in the fall of fiscal 2021. In order to promote our loyalty program, we intend to leverage our existing database of over 1.75 million email addresses currently subscribed to our digital promotions to drive conversion and penetration early on. The program will center around experiential rewards and personalized use cases that reinforce our brand, with the goal of increasing visit frequency and basket size for all guests. Through a points accumulation system, our top guests will enjoy the benefit of targeted savings for their loyalty and continued support of The Fresh Market. Our goal would be to reinvest the EBITDA impact of the resulting sales uplift back into the program so that it is a self-sustaining initiative.

Our loyalty program is designed to replicate the signature TFM discovery and “joy of shopping” experience by educating, surprising, delighting and rewarding guests who join the loyalty program including: (i) special loyalty pricing and personalized offers, (ii) promotions and giveaways, (iii) curated clubs and rewards, (iv) social giving and (v) earning special personalized experiences with our distinguished roster of curators and taste makers. Extensive consumer acceptance testing of the loyalty program prototype completed in fiscal 2020 indicated that our loyalty program member guests would visit more often, spend more on each visit, purchase more items per visit and would shift more of their visits to TFM from other competitors where they shop. Importantly, these guests stated that the program enhanced their perception of the TFM brand, our value and our commitment to our guests and communities and that they are eagerly awaiting the launch of our first ever loyalty program. In addition, the loyalty program will deliver a previously unavailable, robust level of guest purchase behavior data that will inform future merchandising, marketing and operating strategies.

We are in the process of redesigning our eCommerce sales portal, a project that began in the second half of fiscal 2020. We believe this program and improvements to our curbside pickup experience with our Personal Shopper store team members handpicking products has significantly increased our eCommerce sales. We believe curbside pickup will be the driver of growth within our digital business, where we can differentiate the experience through our expertise in high-touch guest service. Our continued efforts in our omni-channel capabilities have increased penetration from an average of 5.6% in fiscal 2020 to 6.9% in the week ended January 31, 2021.

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Sourcing and Distribution

We source our products from over 1,000 vendors and suppliers. Our in-house merchants source only those products that meet our high specifications for quality, and we maintain strict control over which products are sold in our stores.

Distribution is outsourced to third-party logistics providers as we do not own warehouses, distribution facilities, or transportation equipment or the inventory in our distribution network. This allows us to maintain a competitive, asset-light cost structure. We have certain direct-to-store vendors that distribute to multiple stores. In other cases, we have individual store-managed relationships with local vendors. Our distribution and logistics arrangements allow us to focus on our core competencies of providing customers with a differentiated product assortment and an exceptional shopping experience.

Since early fiscal 2017, we have relied on one third-party service provider, SuperValu, Inc., to provide key services related to inventory management, warehousing and transportation for all of our stores. During fiscal 2018, SuperValu was acquired by United Natural Foods, Inc. (“UNFI”), who was our second largest sourcing and distribution provider. Products sourced and distributed through the combination of SuperValu and UNFI accounted for almost two-thirds of the merchandise the Company purchased in fiscal 2019. See “Risk Factors – We are substantially dependent on a few key third-party vendors to provide logistical services for our stores, including services related to inventory replenishment and the storage and transportation of many of our products. Any delays or disruptions in the purchase, storage, transportation or delivery of inventory, or in our ability to procure products, may have a negative effect on our business, results of operations, and financial condition.”

Marketing and Advertising

We believe that the distinct and superior food shopping experience we offer our customers, along with our careful curation of premium products, has been a major driver of our brand identity and historical comparable store sales growth. Historically, our marketing efforts have been focused on in-store customer communications, such as promotional signage, sampling, and seasonal events. We have expanded our marketing efforts to also include more external messaging, so that our suite of communication vehicles now encompasses a wider array of media and messaging options. Our in-store signage communicates our brand/product differentiation, as well as the attributes our customers are seeking. Digitally, we communicate with our customers through social media channels, our website, digital advertising, and email communications that allow us to personalize our communications to be more relevant for each customer. We also build relationships in our communities through public relations, local marketing efforts, and charitable giving. Because we have historically relied less on traditional advertising methods to drive traffic, we see a continued opportunity to enhance our efforts into more direct marketing and customer loyalty activities.

In the case of new or remodeled stores, we employ a full suite of owned, direct, and mass media vehicles to deliver relevant content about our stores to area residents. To understand our customers’ preferences and satisfaction, we collect customer feedback through a dedicated customer care team, monitoring and responding to social media dialogue, and frequent customer satisfaction studies, including a receipt-based customer satisfaction survey in which we analyze a significant number of responses each year.

Intellectual Property

We believe that our intellectual property has substantially contributed to the success of our business. In particular, our trademarks, including our registered The Fresh Market and TFM trademarks, are valuable assets that reinforce our customers’ favorable perception of our stores. In addition to our trademarks, we believe that our trade dress, which includes the design, arrangement, color scheme, and other physical characteristics of our stores and product displays, is a large part of the “neighborhood grocer” atmosphere we create in our stores and enables customers to distinguish our stores and products from those of our competitors.

From time to time, third parties have used names similar to ours, have applied to register trademarks similar to ours and, we believe, have infringed or misappropriated our intellectual property rights. Third parties have also, from time to time, opposed our trademarks and challenged our intellectual property rights. We respond to these actions on a case-by-case basis.

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Regulatory

Our stores are subject to various local, state, federal, and international laws, regulations, and administrative practices affecting our business. We must comply with provisions regulating health and sanitation standards, food handling and labeling, weights and measures, non-discrimination, wages and hours, safety, data privacy, licensing for the sale of food, licensing for beer and wine or other alcoholic beverages, and many other regulations and ordinances. The manufacturing, processing, formulating, packaging, labeling, and advertising of products are subject to regulation by various federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the Department of Agriculture, the Consumer Product Safety Commission and the Environmental Protection Agency, as well as various state and local agencies.

Insurance

We use a combination of insurance and self-insurance to provide for potential liability for workers’ compensation, automobile and general liability, product liability, directors’ and officers’ liability, employee health care benefits, and other risks, including casualty and property risks. Changes in legal trends and interpretations, variability in inflation rates, changes in the nature and method of claims settlement, benefit level changes due to changes in applicable laws, insolvency of insurance carriers, and changes in discount rates could all affect ultimate settlements of claims. We evaluate our insurance requirements on an ongoing basis to ensure we maintain adequate levels of coverage.

Team Members

As of January 31, 2021, we had approximately 10,500 team members, of which approximately 5,400 work full-time and approximately 5,100 work part-time, none of whom are subject to a collective bargaining agreement. We believe our employee relations are good.

Legal Proceedings

From time to time, we are involved in various legal proceedings in the normal course of business, including labor and employment, premises, personal injury, consumer product liability and general liability. See Note 15, “Commitments and Contingencies” in our Notes to the Consolidated Financial Statements, included elsewhere in this prospectus.

In addition, we are involved in pending litigation in connection with the Acquisition. In October 2016, a purported stockholder class action was filed in the Court of Chancery of the State of Delaware against the members of our board of directors at the time of the Acquisition as well as former (and now current at The Fresh Market, Inc.) board member Brett Berry alleging breach of fiduciary duties. In March 2019, the plaintiff amended its complaint to add claims against our former Chief Executive Officer and former general counsel for breach of fiduciary duty and claims against Apollo and its affiliates, among others, for aiding and abetting breach of fiduciary duty.

In January 2021, the parties agreed to engage in private mediation with the goal of resolving the litigation. On February 26, 2021, the parties submitted a notice to the Court of Chancery that they had reached a preliminary agreement to settle this matter for a gross settlement amount of $27.5 million and planned to submit definitive settlement papers shortly. We concurrently engaged in continuing negotiations with our insurers, resulting in agreements by which, in exchange for certain mutual releases, the insurers agreed to fund $12.35 million of the settlement pursuant to our directors & officers liability insurance. Accordingly, we will contribute the balance ($15.15 million) to the settlement on a date to be determined by the Court of Chancery. On March 11, 2021, the parties filed with the Court of Chancery an executed Stipulation of Settlement, which, once approved by the Court of Chancery, will establish the timeline and as well as the parties’ respective obligations in connection with securing the Court of Chancery’s final approval of the settlement. Per the terms of the Stipulation of Settlement filed with the Court of Chancery and the Proposed Scheduling Order submitted

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therewith, the parties expect that the Court of Chancery may hold a final settlement approval hearing in mid to late May 2021.

COVID-19 Related Developments

In response to the COVID-19 pandemic, we took decisive action to ensure the safety of our guests and store team members. All of our stores have remained open throughout the pandemic as we provide essential services to our communities. Our focus has been on making sure that our team members and guests are protected in this challenging operating environment. In addition to our diligent existing sanitation programs, we have:

•	Formed a special task force to manage through the pandemic and make decisions related to policies, communications, and operational changes that focus on safety as well as business continuity

•	Expanded our pre-existing, rigorous food safety and sanitation programs by increasing the frequency of deep cleaning in high-touch areas

•	Installed additional hand sanitation stations along with disinfectant wipe dispensers throughout the stores

•	Instituted strict guest policies around face coverings with special hours for seniors to get their essential items

•	Monitored maximum store occupancy to ensure social distancing guidelines are upheld

•	Completed rollout of curbside pickup to all 159 stores in response to increased demand for eCommerce capabilities

•	Provided FDA approved masks for all store team members and adjusted paid leave policy to include quarantine pay for up to two weeks

•	Rewarded our hard-working store team members with additional bonuses totaling $1.3 million in April 2020 and a increase in their discount on store purchases

•	Implemented a $250,000 matching donation campaign for Feeding America in Spring 2020 in response to COVID-19

•	Established toolkits, including sanitation and disinfection procedures, for managers to use during a confirmed or pending COVID-19 case, as well as daily Health and Wellness checks

•	Implemented protocols, including Plexiglas, signage, sanitizing carts, safety masks and equipment, to provide a safe and comfortable guest and employee environment

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MANAGEMENT

The following table sets forth the name, age and position of each of our executive officers, directors and director designees as of the date of this prospectus. There are no family relationships among any of our directors or our executive officers. We plan to name one additional independent director concurrently with this offering to have a board of seven.

Name	Age	Position
Jason Potter	50	President and Chief Executive Officer; Director
Jim Heaney	57	Senior Vice President and Chief Financial Officer
Brian Johnson	52	Senior Vice President, Store Operations
Carlos Clark	47	Senior Vice President, General Counsel and Corporate Secretary
Chris Himebauch	53	Senior Vice President, Chief Human Resources Officer
Kevin Miller	63	Senior Vice President, Chief Marketing Officer
Dan Portnoy	64	Senior Vice President, Chief Merchandising Officer
Andrew Jhawar	49	Chairman of the Board
Betsy Atkins	67	Director
Heather Berger	43	Director
Ray Berry	80	Director
Sue Gove	62	Director

Executive Officers

Jason Potter. Mr. Potter has served as our President and Chief Executive Officer and a member of The Fresh Market board of directors since March 2020. Mr. Potter has over 30 years of experience in the grocery industry, having spent many years of his career at Sobeys Inc., one of the largest food retailers in North America and a leader in perishables. During his 26-year tenure at Sobeys, Mr. Potter served in successively senior executive positions. Most recently, he served as Executive Vice President of Operations from November 1992 to June 2018, having previously served as President Sobeys West, Sobeys Atlantic and President of Multi-Format Operations. As Executive Vice President of Operations, Mr. Potter had full leadership and P&L responsibility for the approximately 800 Full Service and Community stores under the Sobeys, Safeway, Foodland, and Thrifty banners. He earned his B.M.S. and M.B.A. at Athabasca University and completed the Advanced Management Program at Harvard University. Mr. Potter was named to Canada’s Top 40 Under 40 for Leadership. He also served as Chairman of the Board for GIFT Atlantic Canada and was a board member of the Coca-Cola Research Council.

Jim Heaney. Mr. Heaney has served as our Senior Vice President and Chief Financial Officer since September 2020. Mr. Heaney has over 30 years of experience in finance leadership roles at some of the most recognizable companies in the world, including Disney Cruise Line, Sea World Entertainment, Inc. and Carnival Cruise Line. Prior to joining The Fresh Market, Mr. Heaney served as Chief Financial Officer for Carnival Cruise Line, the world’s largest cruise operator from June 2015 to September 2020. Prior to his time at Carnival Cruise Line, Mr. Heaney spent three years as Chief Financial Officer for Sea World Entertainment, where he oversaw the company’s financial organization. From 1994 to 2011, Mr. Heaney held various positions at Walt Disney, where he played a key leadership role in launching and growing Disney’s cruise business. He earned his B.S. in Business Administration at Texas Tech University as well as a M.B.A. from the University of Florida.

Brian Johnson. Mr. Johnson has served as our Senior Vice President, Store Operations since July 2020. Mr. Johnson has approximately 30 years of experience in operations, moving up in retail leadership at Brookshire Grocery Company, a Tyler, Texas-based supermarket chain with more than 180 stores operating in Texas, Louisiana, and Arkansas under four banners: Brookshire’s, Super 1 Foods, Fresh by Brookshire’s, and Spring Market. He most recently served as Senior Vice President, Retail Operations of Brookshire’s from April 2014 until July 2020, where he led more than 8,000 employee partners in 107 retail locations with seven Vice

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President, District Manager direct reports. Mr. Johnson graduated with honors from Baylor University with a degree in Management. He also holds a Master’s in Business Administration from the University of Texas at Tyler and completed the Cornell Food Executive Program in 2015.

Carlos Clark. Mr. Clark has served as our Senior Vice President, General Counsel and Corporate Secretary since December 2020. Mr. Clark has significant experience from the hospitality industry. Before joining the Company, Mr. Clark was at Wyndham Destinations, the world’s largest vacation ownership and exchange company, where he served as vice president of corporate and securities and as assistant corporate secretary. Before joining Wyndham, Clark served as associate general counsel and assistant corporate secretary at SeaWorld Entertainment, a leading theme park and entertainment company, where he helped the company navigate multiple transactions and investor relations issues, as well as handled corporate governance and reporting responsibilities. He also brings previous experience as a corporate and securities attorney for several firms in Boston, including Goodwin Procter LLP and Goulston & Storrs. Mr. Clark graduated with a Bachelor of Arts in Sociology from the College of the Holy Cross and with a J.D. from Columbus School of Law at the Catholic University of America.

Chris Himebauch. Mr. Himebauch has served as our Senior Vice President, Chief Human Resources Officer since November 2018. Before joining the Fresh Market, from September 2016 to November 2018, Mr. Himebauch served as Chief Human Resources officer at Jacksonville, Florida based Stein Mart Inc., an apparel and other retail business, and before that, he was Chief Human Resources of APR Energy PLC, an international energy and power generation business, from January 2012 to July 2016. Mr. Himebauch holds a Bachelor of Arts in Education from the University of North Carolina-Chapel Hill, as well as an MBA from the University of Southern California.

Kevin Miller. Mr. Miller has served as our Senior Vice President, Chief Marketing Officer since May 2020. Mr. Miller has significant experience leading marketing and advertising organizations for Fortune 100 companies. Most recently, Mr. Miller served from January 2016 to April 2020 as the Vice President, Chief Marketing Officer for Natural Grocers, a natural and organic retail grocery chain based in Colorado, that has a similar footprint to the Company with 157 stores in 20 states. During his tenure there, Mr. Miller led transformational change across marketing, company culture and digital innovation, and significantly grew the company’s loyalty program. Mr. Miller graduated from the United States Military Academy at West Point with a Bachelor of Science in Engineering and later obtained an Executive Education - Digital Marketing Certification from Harvard Business School.

Dan Portnoy. Mr. Portnoy has served as our Senior Vice President, Chief Merchandising Officer since October 2019. Mr. Portnoy has more than 35 years of experience in food retail merchandising and marketing. Mr. Portnoy is a former Winn-Dixie and Kings Food Markets executive. He served as Chief Merchandising and Marketing Officer at Winn-Dixie Stores from 2007 to 2011 and as President and CEO of Kings Food Markets/Balducci’s Markets from 1998 to 2006. Before that, Portnoy was Senior Vice President of Global Sales, Marketing and New Business Development at beverage company Cott Corp. from 1995 to 1998 and Group Vice President at brand development firm Daymon Worldwide from 1990 to 1995. Mr. Portnoy earned his Bachelor of Science in Finance & Statistics from Babson College, as well as an MBA in Marketing and Consumer Research from Baruch College.

Directors

Jason Potter. For Mr. Potter’s biography, please see “Executive Officers—Jason Potter” above.

Andrew Jhawar. Mr. Jhawar has served as our Chairman and a member of our board of directors since April 2016. Mr. Jhawar is a Senior Partner and Head of the Consumer & Retail Industry team in the private equity business of Apollo Management, L.P., having joined the firm in February 2000. Prior to joining Apollo, Mr. Jhawar was an investment banker for five years with Donaldson, Lufkin & Jenrette Securities Corporation and, prior to that, Jefferies & Company, where he focused primarily on the structuring, execution and negotiation

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of high yield debt and equity financing transactions. Mr. Jhawar currently sits on and has previously sat on a number of private and public company boards. He currently also serves as Chairman of the Board of Smart & Final (from June 2019-current), an operator of 254 non-membership wholesale club locations on the west coast; The Stand, LLC (from August 2015-current), a growing fast casual Southern California restaurant company; and QDOBA Restaurant Corporation (from December 2018-current), the second largest fast casual Mexican cuisine restaurant operator with over 700 company-owned, franchised and licensed locations. He also previously served as a member of the Board of Directors of Hostess Brands, Inc. (from April 2013-June 2017), which is a leading fresh baked sweet goods company in the U.S., with iconic brands including Twinkies, Ding Dongs, HoHos and Cup Cakes; Chairman of the Board and a member of the Board of Sprouts Farmers Market (from April 2011-February 2016), a leading high-growth specialty grocery retailer of natural and organic foods; Board member at Smart Foodservice Stores (from June 2019-April 2020), an operator of 70 store locations catering primarily to business and foodservice customers; Chairman of the Board at CEC Entertainment (from December 2018-December 2020), a leading entertainment company; Board member at Smart & Final (from May 2007-December 2012); Board member at General Nutrition Centers (from December 2003-March 2007), the leading specialty retailer of nutritional supplements; and a Board member at Rent-A-Center (from October 2001-June 2005), a leading national rent-to-own retailer. Mr. Jhawar graduated with an M.B.A. from Harvard Business School and graduated, summa cum laude, with a B.S. in Economics from the Wharton School of the University of Pennsylvania. We believe Mr. Jhawar’s extensive knowledge and understanding of the retail industry and our company, which allows him to provide invaluable insight and advice concerning our business and financial strategies, and his exceptional background in developing and implementing strategic growth models that will enhance the development of our growth and expansion strategies, make him well qualified to serve as a member of our board of directors.

Betsy Atkins. Ms. Atkins has served as a member of The Fresh Market board of directors since January 2021 and will become a director of the Company concurrent with the offering. Ms. Atkins is a three-time CEO, serial entrepreneur, and founder of Baja Corporation. She is currently the CEO of Baja Corporation and has served in such capacity since 1991. She has co-founded enterprise software companies in multiple industries including energy, healthcare and networking. She is an expert at scaling companies through hyper growth and leading them to successful initial public offerings and acquisitions. Previously, Ms. Atkins was the CEO of NCI, a food manufacturer creating Nutraceutical and Functional Food products. Ms. Atkins was also the CEO of Clear Standards, an ESG SW Co. which developed enterprise level software for monitoring energy management and carbon emissions. Ms. Atkins currently serves on two public company boards, Wynn Resorts and SL Green Realty. She is a graduate of the University of Massachusetts, Amherst. We believe Ms. Atkins’ experience as a CEO and entrepreneur, as well as her service on other public company boards of directors, make her well qualified to serve as a member of our board of directors.

Heather Berger. Ms. Berger has served as a member of our board of directors since December 2020. She is currently a partner of Apollo where she oversees marketing, client relations and business development for the firm’s Private Equity business. Ms. Berger has over 19 years of marketing experience in the alternative asset industry. Prior to joining Apollo in 2008, Ms. Berger was a member of the Private Fund Group at Credit Suisse Securities (USA), where she was responsible for raising institutional capital for private equity funds. Previously, Ms. Berger was with Capital Z Financial Service Partners, and its affiliate, where she focused on fundraising and investor relationship management. Ms. Berger graduated cum laude from Duke University in 1999 with a B.A. in Comparative Area Studies and French. She currently serves on the Alumni Board of Directors of The Spence School in New York. We believe Ms. Berger’s extensive marketing experience qualifies her to serve as a member of our board of directors.

Ray Berry. Mr. Berry has served as a member of our board of directors since 1981. As our founder, he served as Chairman of the Board from 1981 until April 2016, and served as our President and Chief Executive Officer from 1981 to 2007, and has served as Vice Chairman of the Board since April 2016. Prior to founding The Fresh Market, Mr. Berry held positions at numerous grocery and retail companies, including Vice President of Stores at The Southland Corporation (former parent of 7-Eleven, Inc.) where he was responsible for the operations of nearly 4,000 7-Eleven stores from 1963 to 1980. Mr. Berry received a B.A. in Psychology from San

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Diego State University and also completed the Stanford Executive Program at the Stanford Graduate School of Business. We believe Mr. Berry’s long affiliation with the Company and extensive experience in the grocery and retail industries make him well qualified to serve as a member of our board of directors.

Sue Gove. Ms. Gove has served as a member of The Fresh Market board of directors since December 2020, and will become a director of the Company concurrent with the offering. Ms. Gove is currently President of Excelsior Advisors, LLC and served as a Senior Advisor to Alvarez & Marsal from March 2017 to March 2019. Prior to founding Excelsior Advisors in August 2014, she held numerous positions at Golfsmith International Holdings, Inc., including as President and Chief Executive Officer from 2012 to April 2014. She has held senior level positions with various national retailers and consulting firms in the retail sector and currently serves on the board of directors of each Bed Bath & Beyond Inc., IAA, Inc. and Conn’s, Inc. Ms. Gove obtained her B.B.A. in Accounting from the University of Texas, Austin. We believe Ms. Gove’s experience working with national retailers and her accounting background make her well qualified to serve as a member of our board of directors.

Controlled Company Exemption

We intend to apply to list the shares of our common stock offered in this offering on                 .

As the Apollo Funds will continue to control a majority of our combined voting power upon the completion of this offering, we will be considered a “controlled company” within the meaning of                  corporate governance standards. Under                  rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain                 corporate governance standards, including the requirements that:

•	that a majority of our board of directors consist of “independent directors” as defined under the rules of ; and

•

that and corporate governance and nominating committee or compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

For at least some period following this offering, we intend to rely on these exemptions. Although we may voluntarily elect not to rely upon one or more of these exemptions prior to the time we cease to be a “controlled company,” we will not be required to do so. Accordingly, until we cease to be a “controlled company,” you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If we cease to be a “controlled company” and our shares of common stock continue to be listed on                 , we will be required to comply with these provisions within the applicable transition periods.

Director Independence

Our board of directors has undertaken a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that neither of Ms. Gove or Ms. Atkins, comprising two of our six directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under                 rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including their beneficial ownership of our capital stock and relationships with certain of our significant stockholders, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

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We intend to apply to list our common stock on                 . In accordance with the transaction rules of                 , we will appoint one or more additional independent director(s) following the completion of this offering.

Board Composition

Our board of directors will consist of seven members upon completion of this offering. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. The authorized number of each class of directors may be increased or decreased by the stockholders in accordance with our bylaws. At any meeting of the board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes.

At each annual meeting, our stockholders elect the successors to our directors. Our executive officers and key team members serve at the discretion of our board of directors. Any director may be removed from office for cause by the affirmative vote of a majority of our stockholders. Vacancies in our board of directors will be filled by the vote of a majority of the remaining directors.

Our amended and restated certificate of incorporation will provide that the board of directors will be divided into three classes of directors, with staggered three-year terms, with the classes to be as nearly equal in number as possible. As a result, approximately one-third of the board of directors will be elected each year. Our board of directors will be designated as follows:

•	The Class I directors will be Ms. Gove and Ms. Berger and their terms will expire at the annual meeting of stockholders to be held in 2022.

•	The Class II directors will be Mr. Potter and Ms. Atkins and one additional director to be appointed, and their terms will expire at the annual meeting of stockholders to be held in 2023.

•	The Class III directors will be Mr. Jhawar and Mr. Berry, and their terms will expire at the annual meeting of stockholders to be held in 2024.

The classification of directors has the effect of making it more difficult for stockholders to change the composition of the board of directors and may have the effect of delaying or preventing changes in control of our company. See “Description of Capital Stock—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.”

Committees of our Board of Directors

Our board of directors directs the management of our business and affairs and conducts its business through meetings of the board of directors and its standing committees. Upon completion of this offering, our board of directors will have a standing audit committee, compensation committee and nominating and corporate governance committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Each of the audit committee, the compensation committee and the nominating and corporate governance committee will operate under a written charter that will be approved by our board of directors in connection with this offering. A copy of each of the audit committee, compensation committee and nominating and corporate governance committee charters will be available on our corporate website at www.thefreshmarket.com substantially concurrently with the closing of this offering. The information on, or that can be accessed through, our website is not incorporated by reference into this prospectus and does not form a part of this prospectus.

Audit Committee

Our audit committee will assist our board of directors in monitoring the audit of our consolidated financial statements, our independent registered public accounting firm’s qualifications and independence, the

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performance of our audit function and independent auditors and our compliance with legal and regulatory requirements. The audit committee will have direct responsibility for the appointment, compensation, retention (including termination) and oversight of our independent auditors, and our independent auditors report directly to the audit committee. The audit committee will also review and approve related party transactions as required by the applicable                  rules.

Upon completion of this offering, our audit committee will consist of Ms. Atkins, Ms. Gove and                 , with Ms. Gove serving as chair. At least one member of the audit committee will qualify as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The audit committee will include directors who are “independent” for purposes of Rule 10A-3 of the Securities Exchange Act of 1934 and under the listing standards of                 .

Compensation Committee

Following the completion of this offering, our compensation committee will be responsible for reviewing and recommending policies relating to the compensation and benefits of our directors and team members, including our Chief Executive Officer and other executive officers.

Because we will be a “controlled company” under the rules of                 , our compensation committee is not required to be comprised entirely of “independent” directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of the compensation committee accordingly in order to comply with such rules. The compensation committee will have the sole authority to retain and terminate any compensation consultant to assist in the evaluation of employee compensation and to approve the consultant’s fees and the other terms and conditions of the consultant’s retention. Upon completion of this offering, our compensation committee will consist Ms. Atkins, Ms. Gove and                 , with Ms. Atkins serving as chair.

Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and corporate governance committee will be responsible for selecting or recommending that our board of directors select candidates for election to our board of directors, developing and recommending to the board of directors corporate governance guidelines that are applicable to us and overseeing board of director and management evaluations.

Because we will be a “controlled company” under rules, our nominating and corporate governance committee is not required to be comprised entirely of “independent” directors, although if such rules change in the future or we no longer meet the definition of a controlled company under the current rules, we will adjust the composition of our nominating and corporate governance committee accordingly in order to comply with such rules. Upon completion of this offering, our nominating and corporate governance committee will consist Ms. Atkins, Ms. Gove and                 , with Ms. Atkins serving as chair.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

Code of Business Conduct and Ethics

Upon consummation of this offering, our board of directors will adopt a code of business conduct and ethics that will apply to all of our directors, officers and team members (including our principal executive officer,

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principal financial officer, principal accounting officer or controller, or persons performing similar functions), which will become effective upon the effectiveness of the registration statement of which this prospectus forms a part and is intended to comply with the relevant listing requirements for a code of conduct as well as qualify as a “code of ethics” as defined by the rules of the SEC. The statement will contain general guidelines for conducting our business consistent with the highest standards of business ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions, and our directors, on our website at www.thefreshmarket.com. Following the consummation of this offering, the code of business conduct and ethics will be available on our website. The information on our website is not incorporated by reference in this prospectus and does not form a part of this prospectus.

Board Leadership Structure and Board’s Role in Risk Oversight

The board of directors has an active oversight role, as a whole and also at the committee level, in overseeing management of our risks. The board of directors regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. The compensation committee of the board of directors is responsible for overseeing the management of risks relating to its employee compensation plans and arrangements and the audit committee of the board of directors oversees the management of financial risks. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors is regularly informed through committee reports about such risks, as well as the actions taken by management to adequately address those risks.

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EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis, or CD&A, provides an overview of our executive compensation philosophy, objectives, and design and each element of our executive compensation program with regard to the compensation awarded, to, earned by, or paid to our named executive officers (our “NEOs”), during Fiscal 2020. For Fiscal 2020, our NEOs were:

Name	Title
Jason Potter	President and Chief Executive Officer(1)
James Heaney	Chief Financial Officer(2)
Kevin Miller	Chief Marketing Officer(3)
Brian Johnson	Senior Vice President, Store Operations(4)
Carlos Clark	Senior Vice President, General Counsel(5)
Larry Appel	Former Chief Executive Officer(6)
Oded Shien	Former Chief Financial Officer(7)

(1)	Mr. Potter has served as our Chief Executive Officer since March 1, 2020.
(2)	Mr. Heaney has served as our Chief Financial Officer since September 3, 2020.
(3)	Mr. Miller joined the Company on May 12, 2020.
(4)	Mr. Johnson joined the Company on July 20, 2020.
(5)	Mr. Clark joined the Company on December 7, 2020.
(6)	Mr. Appel served as our Chief Executive Officer until March 1, 2020.
(7)	Mr. Shien served as our Chief Financial Officer until September 2, 2020.

Fiscal 2020 Senior Executive Hires

During Fiscal 2020, we welcomed Jason Potter (whose employment with us started on March 1, 2020) as our new President and Chief Executive Officer, James Heaney (whose employment with us started on September 3, 2020) as our new Chief Financial Officer, Kevin Miller (whose employment with us started on May 12, 2020) as our Chief Marketing Officer, Brian Johnson (whose employment with us started on July 20, 2020) as our Senior Vice President, Store Operations, and Carlos Clark (whose employment with us started on December 7, 2020) as our Senior Vice President, General Counsel (collectively, the “Current NEOs”). We view the hiring of each of the Current NEOs as an instrumental part of our Fiscal 2020 business plan. In recruiting the Current NEOs, our board of directors were guided by the same overall executive compensation philosophy as described below and negotiated the level of their compensation and the terms of their executive compensation arrangements, which include employment agreements and severance arrangements, taking into account market compensation level determined based on the experience of members of our board of directors, internal pay equity considerations, and the circumstances of our executives’ hirings, including their prior roles and compensation in those roles. The employment agreements, stock option agreements, and the Company’s severance plan are filed as exhibits to this registration statement.

Principal Objectives of Our Compensation Program for Named Executive Officers

Our executive team is critical to our success and to building value for our stockholders. The principal objectives of our executive compensation program are to:

•	attract and retain highly talented executives to serve in leadership positions and advance our long-term growth strategy;

•	motivate such executives to succeed by providing compensation that is based on both short- and long-term performance;

•	reward our executives appropriately over time for performance that increases stockholder value; and

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•	align the interests of our officers with those of our stockholders by delivering a substantial portion of the officers’ compensation through incentives that drive long-term enterprise value.

Our executive compensation program is designed to reinforce a sense of ownership in the Company. The program links rewards to overall performance.

Process for Setting Executive Compensation

Role of our Board of Directors and Management in Compensation Decisions

As described below, the primary elements of our executive compensation program are annual base salary, annual bonus awards paid under our annual incentive compensation plan (the “AIP”), long-term equity incentives through the granting of stock options, and retirement and termination benefits. Together, these items are intended to be complementary and serve the goals described above.

Our executive compensation program was developed and overseen by our board of directors. In making decisions regarding the type and amount of 2020 compensation, allocation of compensation between short-term and long-term compensation, between cash and non-cash compensation, or among different forms of cash and non-cash compensation, as well as severance and change in control benefits, our board of directors has relied on its own business experience and familiarity with market conditions.

Use of Compensation Consultants

In preparation for this offering, the Company engaged Mercer as its independent compensation consultant in early 2021 to provide compensation consulting services going forward. It is expected that Mercer will provide services including a review and analysis of our executive compensation levels and practices, remuneration of members of our board of directors, executive officer and non-employee director ownership guidelines, peer group compensation, and long-term incentive plan design and grant practices.

Elements of Compensation

The main components of our executive compensation during Fiscal 2020 included base salary, an annual cash incentive payable under our AIP, stock option grants, and other benefits and perquisites.

Base Salary

We pay our NEOs a base salary to provide them with a fixed, base level of compensation commensurate with the executive’s skill, competencies, experience, contributions, and performance, as well as general review of market compensation. Base salaries are reviewed periodically, and our board of directors makes adjustments to reflect individual and Company performance.

The chart below provides the base salary for each of our NEOs as of the end of Fiscal 2019 or their date of hire, and the end of Fiscal 2020, as applicable.

Name	Base Salary as of 1/27/2020 or Date of Hire	Base Salary as of 1/31/2021
Jason Potter(1)	$750,000	$750,000
James Heaney(2)	$500,000	$500,000
Kevin Miller(3)	$330,000	$370,000
Brian Johnson(4)	$375,000	$375,000
Carlos Clark(5)	$340,000	$340,000
Larry Appel	$750,000	n/a
Oded Shein	$475,000	n/a

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(1)	Mr. Potter’s date of hire was March 1, 2020.
(2)	Mr. Heaney’s date of hire was September 3, 2020.
(3)

Mr. Miller’s date of hire was May 12, 2020. The Board determined to increase Mr. Miller’s base salary by $10,000 effective November 16, 2020 and then again by $30,000 effective January 27, 2021. The salary increases were merit-based in recognition of his contributions to the Company.

(4)	Mr. Johnson’s date of hire was July 20, 2020.
(5)	Mr. Clark’s date of hire was December 7, 2020.

Annual Cash Incentive Program

Fiscal 2020 AIP—Target Amounts and Goal Setting

Except for Mr. Clark, each of our NEOs participated in our AIP during Fiscal 2020 and was eligible for a target annual cash bonus that is equal to a percentage of his base salary, as set forth in the applicable NEO’s employment agreement. For Fiscal 2020, the target annual bonus for each of our NEOs was as follows (with such amounts pro-rated for the Current NEOs who joined after the beginning of Fiscal 2020, other than Mr. Johnson):

Name	Target AIP Amount (% of Base Salary)
Jason Potter	100%
James Heaney	75%
Kevin Miller	50%
Brian Johnson	50%
Carlos Clark(1)	50%
Larry Appel	100%
Oded Shein	75%

(1)	Mr. Clark was not eligible for the Fiscal 2020 AIP as his date of hire (December 7, 2020) was after the cutoff date for eligibility, November 1, 2020.

For Fiscal 2020, our board of directors established performance goals under our AIP of Adjusted EBITDA Before Bonus (“Adjusted EBB”) and Comparable Sales Growth, which were equally-weighted. Each of the Fiscal 2020 AIP metrics is described below.

Financial Metric	Description
Adjusted EBB	Adjusted EBB is a non-GAAP financial measure used by management to assess operating performance and to measure the Company’s ability to generate profitable sales and cash. To calculate EBB, we deduct all anticipated and actual corporate bonus payments from Adjusted EBITDA. EBITDA is defined as net income plus interest expense, loss on extinguishment of debt, income taxes, and depreciation and amortization, and Adjusted EBITDA is defined as EBITDA adjusted to exclude unusual items and other adjustments required or permitted in calculating covenant compliance under the Company’s senior secured notes indenture (as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”).

Comparable Sales Growth	Comparable Sales Growth measures sales growth in all stores open in both Fiscal 2020 and Fiscal 2019. Our practice is to include sales from a store in comparable store sales beginning on the first day of the sixteenth full month following the store’s opening. We believe that comparability is achieved approximately 15 months after opening. When a store that is included in comparable store sales is remodeled or relocated, we continue to consider sales from that store to be comparable store sales. Generally, a store is removed from comparable store sales in the period it is closed. There may be variations in the way that our competitors calculate comparable or “same store” sales.

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Pursuant to 17 C.F.R. Section 200.83

Our board of directors selected Adjusted EBB and Comparable Sales Growth as the AIP targets for Fiscal 2020 as each measure was viewed as supportive of the Company’s growth imperatives and long-term equityholder value appreciation. Additionally, the board of directors decided to use Adjusted EBB, and not EBITDA, in order to more easily establish threshold through target payout metrics.

The AIP is structured such that in order for any AIP award to be paid out, the Adjusted EBB threshold amount must be met, regardless of Comparable Sales Growth achieved for the year. The following table shows the Adjusted EBB performance goals for Fiscal 2020.

Performance Metric	Threshold	50% Target	100% Target
EBB (50% of total AIP)	$134.6M	$138.5M	$148.2M

Achievement of the Comparable Sales Growth portion of the award is determined on an all-or-nothing basis (i.e., either the goal is met, in which 100% of the bonus portion based on Comparable Sales Growth is earned, or it is not, in which case 0% of such bonus portion is earned). The following table shows the Comparable Sales Growth target for Fiscal 2020.

Performance Metric	Target
Comparable Sales Growth (50% of total AIP)	2.0%

Fiscal 2020 AIP—Results and Payout

In February 2021, the board of directors certified the following performance results for Fiscal 2020.

Performance Metric	Actual Fiscal 2020 Performance		Percentage Achieved
Adjusted EBB	$		100%
Comparable Sales Growth		22.3%	100%

Based on the above results, each NEO received 100% of his target AIP amount. The table below sets forth the annual cash incentive award paid to each NEO for Fiscal 2020 under the AIP. These amounts are reflected in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table. As described above, payments under the 2020 AIP were pro-rated for all of the Current NEOs, based on their date of hire and actual wages paid during Fiscal 2020, other than for Mr. Johnson, whose bonus target and payout were not prorated under the terms of his employment agreement.

Name(1)	Annual Cash Incentive Award for 2020
Jason Potter	$692,308
James Heaney	$154,327
Kevin Miller	$121,673
Brian Johnson	$187,500
Carlos Clark(2)	—

(1)	Messrs. Appel and Shein were not eligible for, and did not receive, AIP payments for Fiscal 2020.
(2)	Mr. Clark was not eligible for the Fiscal 2020 AIP as his date of hire (December 7, 2020) was after the cutoff date for eligibility, November 1, 2020.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Sign-On Bonuses During Fiscal 2020

All of our Current NEOs received sign-on bonuses in connection with their hiring. These amounts are reflected in the “Bonus” column of the Summary Compensation Table. Bonus amounts were determined by our board of directors in their sole discretion, based upon the NEO’s position.

Name	Sign-On Bonus
Jason Potter	$100,000
James Heaney	$150,000
Kevin Miller	$10,000
Brian Johnson	$50,000
Carlos Clark	$50,000

Long-Term Equity Incentive Compensation

Prior this this offering, NEOs were eligible to receive long-term incentive awards under the Pomegranate Parent Holdings, Inc. Stock Option Plan (the “Option Plan”). As a privately-held company, we have used stock options as the principal component of our executive compensation program. Consistent with our compensation objectives, we believe this approach aligned our NEOs’ contributions with our long-term interests and allowed our NEOs to be accountable for and participate in any future appreciation in our common stock.

Awards granted under the Option Plan were made by the board of directors in its sole discretion. In granting equity awards, our board of directors generally considers, among other things, the NEO’s cash compensation, the need to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value, our financial results, our total annual equity budget, an evaluation of the expected and actual performance of each NEO, his individual contributions and responsibilities, the retention hold of his existing equity awards and how that lapses over time as awards vest, and the recommendations of our CEO (except with respect to his own equity award).

Fiscal 2020 Long-Term Equity Incentive Compensation Actions

During Fiscal 2020, the board of directors granted the following stock options to the Current NEOs, in each case in connection with the respective NEO’s commencement of employment with the Company.

Named Executive Officer(1)	Stock Options (# of shares)	Stock Options (grant date fair value)
Jason Potter		$1,788,827
James Heaney		$1,000,040
Kevin Miller		$513,690
Brian Johnson		$513,690
Carlos Clark		$1,086,900

(1)

Neither Mr. Appel or Mr. Shein received stock option grants during Fiscal 2020. In connection with their termination of employment with the Company during Fiscal 2020, Messrs. Appel and Shein forfeited all of their stock options.

Stock Option Vesting Provisions

Stock options held by our Current NEOs, other than Mr. Potter, generally vest upon the earlier of (i) a Change in Control (as defined in the Option Plan) or (ii) any Investor Sale, immediately following which the Investor Percentage falls below 50%, provided that the NEO remains employed through the date of such transaction. If, immediately following any Investor Sale, the Investor Percentage falls below 30%, then all shares underlying the stock options will vest.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

For purposes of the stock option award agreements:

•	“Investor Sale” means of sale of shares by an Apollo Investor in connection with or following a Qualified Public Offering.

•

“Investor Percentage” means the percentage derived by dividing (i) the number of shares held by all Apollo Investors immediately following the applicable Investor Sale by (ii) the number of shares held by all Apollo Investors as of the date the stock option was granted (subject to adjustment).

•

“Qualified Public Offering” means an underwritten public offering of shares by the Company or any selling securityholders pursuant to an effective registration statement filed by the Company with the Securities and Exchange Commission (other than (i) a registration relating solely to an employee benefit plan or employee stock plan, a dividend reinvestment plan, or a merger or a consolidation, (ii) a registration incidental to an issuance of securities under Rule 144A, (iii) a registration on Form S-4 or any successor form, or (iv) a registration on Form S-8 or any successor form) under the Securities Act of 1933, as amended, pursuant to which the aggregate offering price of the shares sold in such offering by the Company and/or other selling securityholders (together with the aggregate offering prices from any prior such offerings) is at least $300 million.

Stock options held by Mr. Potter will vest upon the earlier of a Change in Control or initial underwritten public offering of the Company’s shares.

Other Benefits and Perquisites

Health and Welfare Benefits

Our NEOs are eligible to participate in the same employee benefit plans, and on the same terms and conditions, as all other full-time, salaried U.S. employees. These benefits include medical, dental, and vision insurance, health and dependent care flexible spending accounts, basic life insurance, accidental death and dismemberment insurance, and short-term and long-term disability insurance.

We design our employee benefits programs to be affordable and competitive in relation to the market, as well as compliant with applicable laws and practices. We adjust our employee benefits programs as needed based upon regular monitoring of applicable laws and practices and the competitive market.

Retirement Benefits

We maintain a Section 401(k) plan for our employees, including our NEOs. The Section 401(k) plan is intended to qualify under Section 401(k) of the Code, so that contributions to the plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. The Company matches contributions to the 401(k) plan for all employees, including the NEOs, at a rate of 50%, up to 6% of base salary. Please refer to footnote 4 to the Summary Compensation Table for more information.

We do not provide pension arrangements for our named executive officers or other employees, nor do we provide any nonqualified defined contribution or other deferred compensation plans to any of our employees.

Perquisites

We provide limited perquisites. In Fiscal 2020, Messrs. Heaney, Johnson, Miller, and Clark received relocation benefits. Please refer to footnote 4 to the Summary Compensation Table for more information.

Employment Arrangements

We have entered into written employment offer letters with each of our NEOs. We believe that these arrangements were necessary to secure the service of these individuals in a highly competitive job market. Each

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

of these employment offer letters does not have a specific term, provides for “at will” employment (meaning that either we or the NEO may terminate the employment relationship at any time without cause) and generally set forth the NEO’s initial base salary, AIP bonus opportunity, eligibility to participate in the Option Plan, and eligibility to participate in our standard employee benefit plans and programs.

Employment Agreement with Mr. Potter

We entered into an employment agreement with Mr. Potter in connection with his commencement of employment as our President and Chief Executive Officer. Mr. Potter’s employment agreement provides him with (i) an annual base salary of $750,000, which base salary will be reviewed from time to time by our board of directors, (ii) a target bonus opportunity under the AIP equal to 100% of his annual base salary, (iii) an option grant to purchase                  shares of Company stock, (iv) a signing bonus of $100,000, (v) expenses associated with his relocation to Greensboro, North Carolina, and (vi) an entitlement to participate in our employee benefit plans and programs generally made available to senior executives of the Company. Mr. Potter’s employment agreement also entitles him to certain severance benefits. Please refer to “-Potential Payments upon Termination or Change in Control” below.

Employment Agreement with Mr. Heaney

We entered into an employment agreement with Mr. Heaney in connection with his commencement of employment as our Chief Financial Officer. Mr. Heaney’s employment agreement provides him with (i) an annual base salary of $500,000, (ii) a target bonus opportunity under the AIP equal to 75% of his annual base salary, and (iii) an entitlement to participate in the Option Plan and in our employee benefit plans and programs generally made available to Company employees.

Employment Agreement with Mr. Miller

We entered into an employment agreement with Mr. Miller in connection with his commencement of employment as our Chief Marketing Officer. Mr. Miller’s employment agreement provides him with (i) an annual base salary of $330,000 (which was subsequently increased to $370,000), (ii) a target bonus equal to 50% of his annual base salary under the AIP, and (iii) an entitlement to participate in the Option Plan and in our employee benefit plans and programs generally made available to Company employees.

Employment Agreement with Mr. Johnson

We entered into an employment agreement with Mr. Johnson in connection with his commencement of employment as our Senior Vice President, Store Operations. Mr. Johnson’s employment agreement provides him with (i) an annual base salary of $375,000, (ii) a target bonus equal to 50% of his annual base salary under the AIP, and (iii) an entitlement to participate in the Option Plan and in our employee benefit plans and programs generally made available to Company employees.

Employment Agreement with Mr. Clark

We entered into an employment agreement with Mr. Clark in connection with his commencement of employment as our Senior Vice President, General Counsel. Mr. Clark’s employment agreement provides him with (i) an annual base salary of $340,000, (ii) a target bonus equal to 50% of his annual base salary under the AIP, and (iii) an entitlement to participate in the Option Plan and in our employee benefit plans and programs generally made available to Company employees.

Severance and Change in Control Arrangements

We believe that reasonable severance and change in control benefits are appropriate in certain circumstances to attract and retain top talent. The severance and acceleration benefits that our Current NEOs will be eligible for following this offering are described in “—Potential Payments upon Termination or Change in Control” below.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Other Matters

Tax and Accounting Implications of Executive Compensation Decisions

While there are currently no formal policies in place, as a result of this offering, the Company expects to review and consider formal corporate governance policies regarding stock ownership and retention, anti-hedging, anti-pledging, and claw-backs.

As we were not publicly traded during Fiscal 2020, we have not taken the deductibility limit imposed by Section 162(m) of the Code into consideration in making compensation decisions with respect to Fiscal 2020. However, we expect that following the consummation of this offering, we may authorize compensation payments that exceed the deductibility limitation under Section 162(m) of the Code when we believe that such payments are appropriate to attract and retain executive talent. In addition, assuming Treasury Regulations that were proposed in 2019 take effect, amounts in excess of the $1 million threshold paid pursuant to our existing employment agreements and other arrangements may be nondeductible.

Risk Assessment

We believe that the structure of our executive compensation program provides a mix of cash and equity compensation that balances short- and long-term incentives. We believe that the different time horizons and metrics used in the annual and long-term elements of compensation provide incentives to build our business prudently and profitably over time, while encouraging retention of our top talent. In addition, each element of compensation has been designed and is administered in a manner intended to minimize potential risks to us. The result is a program that we believe mitigates inappropriate risk taking and aligns the interests of our executive officers with those of our stockholders. Moreover, we have determined that any risks arising from our compensation policies and practices for all of our employees are not reasonably likely to have a material adverse effect on us.

Executive Compensation Tables

Summary Compensation Table

The table below sets forth the compensation earned by the NEOs during Fiscal 2020.

Name and Principal Position	Year	Salary (1)($)	Bonus (2)($)	Option Awards (3)($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation (4) ($)	Total ($)
Jason Potter Chief Executive Officer and President	2020	692,308	100,000	1,788,827	692,308	—	3,273,442
James Heaney Senior Vice President and Chief Financial Officer	2020	205,769	150,000	1,000,040	154,327	31,862	1,541,998
Kevin Miller Chief Marketing Officer	2020	243,346	10,000	513,690	121,673	131,532	1,020,241
Brian Johnson Senior Vice President, Store Operations	2020	201,923	50,000	513,690	187,500	23,461	976,574
Carlos Clark Senior Vice President, General Counsel	2020	26,154	50,000	1,086,900	—	16,031	1,179,085
Larry Appel Former Chief Executive Officer	2020	81,657	—		—	820,548	902,205
Oded Shein Former Chief Financial Officer	2020	310,859			—	949,006	1,259,865

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(1)	Amounts in this column represent prorated annual salaries for Messrs. Potter, Heaney, Miller, Johnson, and Clark following their commencement of employment during Fiscal 2020.
(2)	Amounts in this column represent signing bonuses paid to Messrs. Potter, Heaney, Miller, Johnson, and Clark following their commencement of employment.
(3)

Amounts in this column represent the aggregate grant date fair value of stock option awards granted during Fiscal 2020, calculated in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“FASB ASC Topic 718”). For additional information regarding the assumptions underlying this calculation please read Note to our consolidated financial statements for the fiscal year ended January 31, 2021.

(4)

Amounts reported in the “All Other Compensation” column include Company contributions to NEOs’ 401(k) accounts, relocation benefits, severance, and outplacement service payments, each as set forth in the following table

Name	401(k) Match ($)	Relocation ($)	Severance ($)	Outplacement Service ($)	Total All Other Compensation ($)
Jason Potter	—	—	—	—	—
James Heaney	—	$31,862	—	—	$31,862
Kevin Miller	—	$131,532	—	—	$131,532
Brian Johnson	$6,923	$16,538	—	—	$23,461
Carlos Clark	—	$16,031	—	—	$16,031
Larry Appel	$8,048	—	$812,500	—	$820,548
Oded Shein	$17,867	—	$922,139	$9,000	$949,006

2020 Grants of Plan-Based Awards Table

The following table includes information regarding annual cash incentive awards under the AIP and stock options granted to the NEOs, in each case, during Fiscal 2020.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards($)(2)
		Threshold ($)	Target ($)	Threshold (#)
Jason Potter	—		$692,308
	3/2/2020						$1,788,827
James Heaney	—		$154,327
	9/3/2020						$1,000,040
Kevin Miller	—		$121,673
	7/7/2020						$513,690
Brian Johnson	—		$187,500
	7/7/2020						$513,690
Carlos Clark			—
	12/14/2020						$1,086,900

(1)

Represents potential payouts under the 2020 AIP, under which there were no threshold or maximum payouts possible. For additional detail on the 2020 AIP, see “-Annual Cash Incentive Compensation” above.

(2)

The amounts shown represent the grant-date fair value per share determined in accordance with ASC Topic 718, multiplied by the number of shares, assuming achievement of the vesting conditions. Note that while the grant-date fair value assuming achievement of the vesting conditions is included in the table above, the achievement of such vesting conditions was not deemed probable on the date of grant. See Note 10 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating these values.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our NEOs as of January 31, 2021, the number of shares subject to each award, and the exercise price per share. The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Jason Potter	3/2/2020	(1)	—			3/2/2027
James Heaney	9/3/2020	(2)	—			9/3/2027
Kevin Miller	7/7/2020	(2)	—			7/7/2027
Brian Johnson	7/7/2020	(2)	—			7/7/2027
Carlos Clark	12/14/2020	(2)	—			12/14/2027

(1)

Stock options vest upon the earlier of a Change in Control or initial underwritten public offering of the Company’s shares. For additional detail on the vesting provisions applicable to the stock options reflected in this table, see “-Long-Term Equity Incentive Compensation” above.

(2)

Stock options vest upon the earlier of (i) a Change in Control (as defined in the Option Plan) or (ii) any Investor Sale, immediately following which the Investor Percentage falls below 50%, provided that the NEO remain employed through the date of such transaction. For additional detail on the vesting provisions applicable to the stock options reflected in this table, see “-Long-Term Equity Incentive Compensation” above.

Options Vested

No stock options held by the NEOs vested during Fiscal 2020.

Pension Benefits

We do not have any defined benefit pension plans.

Nonqualified Deferred Compensation

We do not offer any nonqualified deferred compensation plans.

Potential Payments Upon Termination or Change in Control

In this section, we discuss the nature and estimated value of payments and benefits we would provide to our NEOs in the event of termination of employment (including in connection with a change in control). The amounts described in this section reflect amounts that would have been payable under (i) our plans, and (ii) where applicable with respect to the named executive officers, their employment agreements if their employment had terminated on January 31, 2021. The actual payments and benefits that would be provided upon a termination of employment would be based on the individual NEO’s compensation and benefit levels at the time of the termination of employment and the value of accelerated vesting of equity awards.

For each type of employment termination, the NEOs would be entitled to benefits that are available generally to our full-time, salaried U.S. employees, such as distributions under our 401(k) savings plan, certain disability benefits and accrued vacation. We have not described or provided an estimate of the value of any payments or benefits under plans or arrangements that do not discriminate in scope, terms or operation in favor of an NEO and that are generally available to all salaried employees.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Potential Payments under Employment Agreements—Jason Potter

As discussed above, we have entered into an employment agreement with our Chief Executive Officer, Jason Potter. Mr. Potter’s employment agreement contains provisions for the payment of severance benefits following certain termination events. Below is a summary of the payments and benefits that Mr. Potter would receive in connection with various employment termination scenarios.

Death or Disability

Upon a termination of employment due to Mr. Potter’s death or disability, he would be entitled to: (i) any earned but unpaid base salary accrued through the date of termination; (ii) unreimbursed business expenses; and (iii) employee benefits, if any, to which Mr. Potter or his dependents may be entitled under the employee benefit plans or programs of the Company (collectively, “Mr. Potter’s Accrued Rights”).

Termination for Cause or by Mr. Potter without Good Reason

Upon a resignation without good reason (as defined in the employment agreement) or a termination for cause (as defined in the employment agreement), Mr. Potter would be entitled only to Mr. Potter’s Accrued Rights.

Termination without Cause or by Mr. Potter for Good Reason

If we terminate Mr. Potter’s employment without cause or if Mr. Potter resigns for good reason, Mr. Potter would be entitled to continued payment of his base salary for a period of 12 months, payable over such 12-month period, subject to Mr. Potter’s execution and non-revocation of a customary release of claims and his compliance with a restrictive covenant agreement. Assuming Mr. Potter’s employment was terminated by us not for cause or by Mr. Potter for good reason as of January 31, 2021, Mr. Potter would have been eligible to receive continued payments in the amount of $750,000.

Potential Payments under The Fresh Market, Inc. Severance Plan

Messrs. Heaney, Miller, Johnson, and Clark (the “Covered NEOs”) are party to The Fresh Market, Inc. Severance Plan (the “Severance Plan”).

Termination without Cause or by the NEO for Good Reason within Protection Period

Under the Severance Plan, if the Covered NEOs’ employment is terminated by the Company without cause (as defined in the Severance Plan) or by the Covered NEO for good reason (as defined in the Severance Plan) at any time during the period commencing on the date on which a change in control occurs, and ending on the second anniversary thereof (the “Protection Period”), the Covered NEOs are entitled to the following payments (collectively, the “Change in Control Severance”):

•

The product of 1.5 (the “Severance Multiple”) and the Covered NEO’s base salary, payable in equal monthly installments over 1.5 years or, at the Company’s discretion, payable in a lump-sum payment, subject to applicable limitations under the Code (the “Salary Severance Payment”);

•

A lump sum payment equal to the product of (i) the Severance Multiple and (ii) the Covered NEO’s target annual bonus under the AIP for the calendar year in which the termination occurs (the “Bonus Multiple Payment”);

•	A lump sum payment equal to the Covered NEO’s prorated annual bonus payable under the AIP (the “Pro-Rated AIP Payment”);

•	The continuation of benefits for a period of 18 months (the “Benefits Continuation”); and

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

•	The payment of any unpaid annual bonus, annual bonus, or other amounts earned or accrued through the Covered NEO’s termination date (collectively, the “Accrued Rights”).

For a termination of employment by us not for cause or a termination by the executive for good reason within the Protection Period, the following payments would have been made under the Severance Plan to the Covered NEOs: Mr. Heaney, $1,687,500; Mr. Miller, $1,017,500; Mr. Johnson, $1,031,250; and Mr. Clark, $935,000.

Termination without Cause or by the NEO for Good Reason Outside the Protection Period

If the Covered NEOs’ employment is terminated by the Company without cause or by the Covered NEO for good reason at any time other than during the Protection Period, the Covered NEOs are entitled to the following payments (collectively, the “Regular Severance”):

•	The Salary Severance Payment;

•	The Pro-Rated AIP Payment;

•	The Benefits Continuation; and

•	The Accrued Rights.

For a termination of employment by us not for cause or a termination by the executive for good reason outside of the Protection Period, the following payments would have been made under the Severance Plan to the Covered NEOs: Mr. Heaney, $1,125,000; Mr. Miller, $740,000; Mr. Johnson, $750,000; and Mr. Clark, $680,000.

In addition to the Regular Severance, if, within six months immediately prior to a change in control, (i) the Covered NEOs’ employment is terminated by the Company without cause or an action is taken with respect to the Covered NEOs that would constitute good reason and (ii) the Covered NEOs reasonably demonstrates that such termination or action (x) was at the request of a third party that indicated an intention or had taken steps reasonably calculated to effect a change in control or (y) otherwise arose in connection with or in anticipation of a change in control that has been threated or proposed, so long as such change in control actually occurs, then the Covered NEOs would be entitled to the Bonus Multiple Payment, payable in a lump-sum payment. In such case, the estimated cash severance payments would be the same as reflected above under “-Termination without Cause or by the NEO for Good Reason within Protection Period.”

Former NEO—Mr. Shein

Mr. Shein, our former Chief Financial Officer, also participated in the Severance Plan. Upon his separation from the Company, Mr. Shein was entitled to receive severance payments in the amount of $922,139 and outplacement services valued at $9,000.

Separation Agreement—Mr. Appel

We entered into a separation agreement with Mr. Appel dated March 2, 2020, pursuant to which Mr. Appel became entitled to a severance payment of $750,000, payable in equal installments over a 12-month period, in addition to (i) his base salary for employment through the separation date of March 2, 2020; (ii) an amount equal to $62,500, representing 30 days of his base salary in lieu of notice; (iii) a lump sum payment of any reimbursable expenses; and (iv) vested benefits under the Company’s 401(k) Plan.

Estimated Equity Values—Option Plan

For a detailed description of the Option Plan’s treatment of outstanding options in the event of a change in control or Investor Sale, see the section entitled “Long-Term Equity Incentive Compensation” of the CD&A.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The estimated value of the options held by Current NEOs that would accelerate and vest upon a change in control or Investor Sale would be as follows: Mr. Potter, $    ; Mr. Heaney, $    ; Mr. Miller, $    ; Mr. Johnson, $    ; and Mr. Clark, $    . The value of accelerated options is calculated by multiplying (i) the number of shares accelerated by (ii) any positive excess of $    , the fair market value of our common stock as of January 31, 2021, over the applicable exercise price.

All options, to the extent not vested (including in connection with a change in control), terminate upon the NEO’s employment; provided, however, in the case of a termination for cause (as defined in the Option Plan), the vested portion of the option award shall terminate as well.

The Fresh Market Equity Incentive Plan

Our board of directors has adopted, and our stockholders have approved, The Fresh Market 2021 Equity Incentive Plan, referred to as the “Equity Incentive Plan.” The Equity Incentive Plan will become effective upon the completion of this offering and will replace our Stock Option Plan (except with respect to outstanding options under such Stock Option Plan). The Equity Incentive Plan will enable us to formulate and implement a compensation program that will attract, motivate and retain experienced, highly-qualified team members who will contribute to our financial success, and will align the interests of our team members with those of our stockholders through the ability to grant a variety of stock-based and cash-based awards. The Equity Incentive Plan will serve as the umbrella plan for our stock-based and cash-based incentive compensation programs for our directors, officers and other team members.

Summary of the Equity Incentive Plan

The following is a summary of the material features of the Equity Incentive Plan. This summary is qualified in its entirety by the full text of the Equity Incentive Plan, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Type of Awards

The Equity Incentive Plan provides for the issuance of stock options (including non-statutory stock options and incentive stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units and other stock-based awards to team members, non-employee directors, and certain consultants and advisors of us and our subsidiaries.

Administration

The Equity Incentive Plan will be administered by the compensation committee of the Board or another committee appointed by the Board to administer the Equity Incentive Plan, and to the extent the Board does not appoint a committee, the Board will serve as the committee (the “Committee”). The Committee (if other than the full Board) must consist of directors who are “non-employee directors” as defined under Rule 16b-3 promulgated under the Exchange Act and, subject to applicable transition rules, “independent directors,” as determined in accordance with the independence standards established by                 . The Committee may delegate authority under the Equity Incentive Plan to one or more subcommittees as it deems appropriate. Subject to compliance with applicable law and stock exchange requirements, including Section 157(c) of the DGCL, the Committee may delegate all or part of its authority to the Chief Executive Officer (or if there is none then appointed, the President), as it deems appropriate, with respect to grants to team members or key advisors who are not executive officers under Section 16 of the Exchange Act.

The Committee will have full power and express discretionary authority to administer and interpret the Equity Incentive Plan, to make factual determinations, and to adopt or amend such rules, regulations, agreements, and instruments for implementing the Equity Incentive Plan and for the conduct of its business as it deems necessary or advisable, in its sole discretion.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares Subject to the Equity Incentive Plan

Subject to adjustment, the Equity Incentive Plan authorizes the issuance of up to                shares of Common Stock of the life of the Equity Incentive Plan.

If any options or SARs expire or are canceled, forfeited, exchanged, or surrendered without having been exercised, or if any stock awards, stock units, or other stock-based awards are forfeited, terminated, or otherwise not paid in full, the shares of Common Stock subject to such awards will again be available for purposes of the Equity Incentive Plan. If shares of Common Stock are surrendered in payment of the exercise price of an option, the number of shares of Common Stock available for issuance under the Equity Incentive Plan will be reduced only by the net number of shares actually issued by upon such exercise and not by the gross number of shares as to which such option is exercised. Upon the exercise of any SAR under the Equity Incentive Plan, the number of shares of Common Stock available for issuance will be reduced only by the net number of shares actually issued upon such exercise.

If shares of Common Stock are withheld in satisfaction of the withholding taxes incurred in connection with the issuance, vesting or exercise of any grant or the issuance of Common Stock under the Equity Incentive Plan, the number of shares of Common Stock available for issuance will be reduced by the net number of shares issued, vested, or exercised under such grant, calculated in each instance after payment of such share withholding. If any awards are paid in cash, and not in shares of Common Stock, any shares of Common Stock subject to such awards will also be available for future awards. If we repurchase shares of Common Stock on the open market with the proceeds from the exercise price received from options, the repurchased shares will not be available for issuance under the Equity Incentive Plan.

Individual Limits for Non-Employee Directors

The maximum aggregate grant date value of shares of Common Stock granted to any non-employee director in any one calendar year, taken together with any cash fees earned by such non-employee director for services rendered during the calendar year, shall not exceed $500,000 in total value; provided, however, that with respect to the year during which a non-employee director is first appointed or elected to the Board, the maximum aggregate grant date value of shares of Common Stock granted to such non-employee director, taken together with any cash fees earned by such non-employee director for services rendered during such period, shall not exceed $750,000 in total value during the initial annual period.

Adjustments

In connection with stock splits, stock dividends, recapitalizations, and certain other events affecting the Common Stock, the Committee will make adjustments as it deems appropriate in: the maximum number of shares of Common Stock reserved for issuance as grants; the number and kind of shares covered by outstanding grants; the number and kind of shares that may be issued under the Equity Incentive Plan; the price per share or market value of any outstanding grants; the exercise price of options; the base amount of SARs; and the performance goals or other terms and conditions as the Committee deems appropriate.

Eligibility and Vesting

All of our team members and non-employee directors will be eligible to receive grants under the Equity Incentive Plan. In addition, key advisors who perform certain services for us may receive grants under the Equity Incentive Plan. The Committee will (i) select the team members, non-employee directors, and key advisors to receive grants and (ii) determine the number of shares of Common Stock subject to a particular grant and the vesting and exercisability terms of awards granted under the Equity Incentive Plan. As of January 31, 2021, approximately                team members and six non-employee directors would be eligible to participate in the Equity Incentive Plan.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Options

Under the Equity Incentive Plan, the Committee will determine the exercise price of the options granted and may grant options to purchase shares of Common Stock in such amounts as it determines. The Committee may grant options that are intended to qualify as incentive stock options under Section 422 of the Code, or non-qualified stock options, which are not intended to so qualify. Incentive stock options may only be granted to team members. Anyone eligible to participate in the Equity Incentive Plan may receive a grant of non-qualified stock options. The exercise price of a stock option granted under the Equity Incentive Plan cannot be less than the fair market value of a share of Common Stock on the date the option is granted. If an incentive stock option is granted to a 10% stockholder of the Common Stock, the exercise price cannot be less than 110% of the fair market value of a share of Common Stock on the date the option is granted.

The exercise price for any option is generally payable in cash. In certain circumstances as permitted by the Committee, the exercise price may be paid: by the surrender of shares of Common Stock with an aggregate fair market value, on the date the option is exercised, equal to the exercise price; by payment through a broker in accordance with procedures established by the Federal Reserve Board; by withholding shares of Common Stock subject to the exercisable option that have a fair market value on the date of exercise equal to the aggregate exercise price; or by such other method as the Committee approves.

The term of an option cannot exceed ten years from the date of grant, except that if an incentive stock option is granted to a 10% stockholder of the Common Stock, the term cannot exceed five years from the date of grant. In the event that on the last day of the term of a non-qualified stock option, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of Common Stock under our insider trading policy, as in effect, or pursuant to any restrictions on transfer imposed by the Committee, the term of the non-qualified option will be extended for a period of 30 days following the end of the legal prohibition, or until the expiration of such restrictions on transfer, unless the Committee determines otherwise.

Except as provided in the grant instrument, an option may only be exercised while a participant is employed by or providing service to us. The Committee will determine in the grant instrument under what circumstances and during what time periods a participant may exercise an option after termination of employment.

Stock Awards

Under the Equity Incentive Plan, the Committee may grant stock awards. A stock award is an award of Common Stock that may be subject to restrictions as the Committee determines. The restrictions, if any, may lapse over a specified period of employment or based on the satisfaction of pre-established criteria, in installments or otherwise, as the Committee may determine, including, but not limited to, restrictions based on the achievement of performance goals. Except to the extent restricted under the grant instrument relating to the stock award, a participant will have all of the rights of a stockholder as to those shares, including the right to vote and the right to receive dividends or distributions on the shares. Dividends with respect to stock awards that vest based on performance shall vest if and to the extent that the underlying stock award vests, as determined by the Committee. All unvested stock awards are forfeited if the participant’s employment or service is terminated for any reason, unless the Committee determines otherwise.

Stock Units

Under the Equity Incentive Plan, the Committee may grant stock units to anyone eligible to participate in the Equity Incentive Plan. Stock units represent hypothetical shares of Common Stock. Stock units become payable on terms and conditions determined by the Committee, including specified performance goals, and will be payable in cash, shares of Common Stock, or a combination thereof, as determined by the Committee. All unvested stock units are forfeited if the participant’s employment or service is terminated for any reason, unless the Committee determines otherwise.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Stock Appreciation Rights

Under the Equity Incentive Plan, the Committee may grant SARs, which may be granted separately or in tandem with any option. SARs granted in tandem with a non-qualified stock option may be granted either at the time the non-qualified stock option is granted or any time thereafter while the option remains outstanding. SARs granted in tandem with an incentive stock option may be granted only at the time the grant of the incentive stock option is made. The Committee will establish the base amount of the SAR at the time the SAR is granted, which will be equal to or greater than the fair market value of a share of Common Stock as of the date of grant.

If a SAR is granted in tandem with an option, the number of SARs that are exercisable during a specified period will not exceed the number of shares of Common Stock that the participant may purchase upon exercising the related option during such period. Upon exercising the related option, the related SARs will terminate, and upon the exercise of a SAR, the related option will terminate to the extent of an equal number of shares of Common Stock. Generally, SARs may only be exercised while the participant is employed by, or providing services to, us. When a participant exercises a SAR, the participant will receive the excess of the fair market value of the underlying Common Stock over the base amount of the SAR. The appreciation of a SAR will be paid in shares of Common Stock, cash, or both.

The term of a SAR cannot exceed ten years from the date of grant. In the event that on the last day of the term of a SAR, the exercise is prohibited by applicable law, including a prohibition on purchases or sales of Common Stock under our insider trading policy, as then in effect, or pursuant to any restrictions on transfer imposed by the Committee, the term of the SAR will be extended for a period of 30 days following the end of the legal prohibition, or until the expiration of such restrictions on transfer, unless the Committee determines otherwise.

Other Stock-Based Awards

Under the Equity Incentive Plan, the Committee may grant other types of awards that are based on, or measured by, Common Stock, and granted to anyone eligible to participate in the Equity Incentive Plan. The Committee will determine the terms and conditions of such awards. Other stock-based awards may be payable in cash, shares of Common Stock or a combination of the two, as determined by the Committee.

Dividend Equivalents

Under the Equity Incentive Plan, the Committee may grant dividend equivalents in connection with grants of stock units or other stock-based awards made under the Equity Incentive Plan. Dividend equivalents entitle the participant to receive amounts equal to ordinary dividends that are paid on the shares underlying a grant while the grant is outstanding. The Committee will determine whether dividend equivalents will be paid currently or accrued as contingent cash obligations. Dividend equivalents may be paid in cash or shares of Common Stock. The Committee will determine the terms and conditions of the dividend equivalent grants, including whether the grants are payable upon the achievement of specific performance goals. Dividend equivalents with respect to stock units or other stock-based awards that vest based on performance shall vest and be paid only if and to the extent that the underlying stock units or other stock-based awards vest and are paid as determined by the Committee.

Change of Control

If we experience a change of control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), unless the Committee determines otherwise, all outstanding grants that are not exercised or paid at the time of the change of control will be assumed, or replaced with grants (with respect to cash, securities or a combination thereof) that have comparable terms, by the surviving corporation (or a parent or subsidiary of the surviving corporation).

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

If there is a change of control and all outstanding grants are not assumed, or replaced with grants that have comparable terms, by the surviving corporation, the Committee may (but is not obligated to) make adjustments to the terms and conditions of outstanding grants, including, without limitation, taking any of the following actions (or combination thereof) without the consent of any participant:

•

determine that outstanding options and SARs will accelerate and become fully exercisable and the restrictions and conditions on outstanding stock awards, stock units, and dividend equivalents immediately lapse;

•	pay participants, in an amount and form determined by the Committee, in settlement of outstanding stock units or dividend equivalents;

•

require that participants surrender their outstanding stock options and SARs in exchange for a payment by us, in cash or shares of Common Stock, equal to the difference between the exercise price and the fair market value of the underlying shares of Common Stock; provided, however, if the per share fair market value of the Common Stock does not exceed the per share stock option exercise price or SARs base amount, as applicable, we will not be required to make any payment to the participant upon surrender of the stock option or SAR and shall have the right to cancel any such option or SAR for no consideration; or

•	after giving participants an opportunity to exercise all of their outstanding stock options and SARs, terminate any unexercised stock options and SARs on the date determined by the Committee.

In general terms, a change of control under the Equity Incentive Plan occurs if:

•	a person, entity or affiliated group, with certain exceptions, acquires more than 50% of the then-outstanding voting securities;

•	we merge into another entity unless the holders of voting shares immediately prior to the merger have at least 50% of the combined voting power of the securities in the merged entity or its parent;

•	we sell or disposes of all or substantially all of our assets; or

•	we consummate a complete liquidation or dissolution.

Deferrals

The Committee may permit or require participants to defer receipt of the payment of cash or the delivery of shares of Common Stock that would otherwise be due to the participant in connection with a grant under the Equity Incentive Plan. The Committee will establish the rules and procedures applicable to any such deferrals, consistent with the requirements of Section 409A of the Code.

Withholding

All grants under the Equity Incentive Plan are subject to applicable U.S. federal (including FICA), state, and local, foreign or other tax withholding requirements. We may require participants or other persons receiving grants or exercising grants to pay an amount sufficient to satisfy such tax withholding requirements with respect to such grants, or we may deduct from other wages and compensation paid by us the amount of any withholding taxes due with respect to such grant.

The Committee may permit or require that tax withholding obligation with respect to grants paid in shares of Common Stock be paid by having shares withheld up to an amount that does not exceed the participant’s minimum applicable withholding tax rate for U.S. federal (including FICA), state, and local tax liabilities, or as otherwise determined by the Committee. In addition, the Committee may, in its discretion, and subject to such rules as the Committee may adopt, allow participants to elect to have such share withholding applied to all or a portion of the tax withholding obligation arising in connection with any particular grant.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Transferability

Except as permitted by the Committee with respect to non-qualified stock options, only a participant may exercise rights under a grant during the participant’s lifetime. Upon death, the personal representative or other person entitled to succeed to the rights of the participant may exercise such rights. A participant cannot transfer those rights except by will or by the laws of descent and distribution or, with respect to grants other than incentive stock options, pursuant to a domestic relations order. The Committee may provide in a grant instrument that a participant may transfer non-qualified stock options for no consideration to family members, or one or more trusts or other entities for the benefit of or owned by family members, consistent with applicable securities laws.

Amendment; Termination

Our Board may amend or terminate the Equity Incentive Plan at any time, except that our stockholders must approve an amendment if such approval is required in order to comply with the Code, applicable laws or applicable stock exchange requirements. Unless terminated sooner by our Board or extended with stockholder approval, the Equity Incentive Plan will terminate on the day immediately preceding the tenth anniversary of the effective date of the Equity Incentive Plan.

Stockholder Approval

Except in connection with certain corporate transactions, including stock dividends, stock splits, a recapitalization, a change in control, a reorganization, a merger, a consolidation, and a spin-off, stockholder approval is required (i) to reduce the exercise price or base price of outstanding stock options or SARs, (ii) to cancel outstanding stock options or SARs in exchange for the same type of grant with a lower exercise price or base price, and (iii) to cancel outstanding stock options or SARs that have an exercise price or base price above the current price of a share of Common Stock, in exchange for cash or other securities, each as applicable.

Establishment of Sub-Plans

Our Board may, from time to time, establish one or more sub-plans under the Equity Incentive Plan to satisfy applicable blue sky, securities or tax laws of various jurisdictions. Our Board may establish such sub-plans by adopting supplements to the Equity Incentive Plan setting forth limitations on the Committee’s discretion and such additional terms and conditions not otherwise inconsistent with the Equity Incentive Plan as the Board deems necessary or desirable. All such supplements will be deemed part of the Equity Incentive Plan, but each supplement will only apply to participants within the affected jurisdiction, and we will not be required to provide copies of any supplement to such unaffected participants.

Clawback

Subject to applicable law, the Committee may provide in any grant instrument that if a participant breaches any restrictive covenant agreement between the participant and us, or otherwise engages in activities that constitute cause (as defined in the Equity Incentive Plan) either while employed by, or providing services to, us or within a specified period of time thereafter, all grants held by the participant will terminate, and we may rescind any exercise of an option or SAR and the vesting of any other grant and delivery of shares upon such exercise or vesting, as applicable on such terms as the Committee will determine, including the right to require that in the event of any rescission:

•	the participant must return the shares received upon the exercise of any option or SAR or the vesting and payment of any other grants; or

•

if the participant no longer owns the shares, the participant must pay to us the amount of any gain realized or payment received as a result of any sale or other disposition of the shares (if the participant transferred

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

the shares by gift or without consideration, then the fair market value of the shares on the date of the breach of the restrictive covenant agreement or activity constituting cause), net of the price originally paid by the participant for the shares.

The Committee may also provide for clawbacks pursuant to a clawback policy, which our Board may in the future adopt and amend from time to time. Payment by the participant will be made in such manner and on such terms and conditions as may be required by the Committee. We will be entitled to set off against the amount of any such payment any amounts that we otherwise owe to the participant.

Performance Measures

Under the Equity Incentive Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of Common Stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance goals applicable to a particular award will be determined by the Committee at the time of grant. One or more of the following business criteria may be used by the Committee in establishing performance measures under the Equity Incentive Plan: cash flow; free cash flow; earnings (including gross margin, earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation, amortization and charges for stock-based compensation, earnings before interest, taxes, depreciation and amortization, adjusted earnings before interest, taxes, depreciation and amortization and net earnings); earnings per share; growth in earnings or earnings per share; book value growth; stock price; return on equity or average stockholder equity; total stockholder return or growth in total stockholder return either directly or in relation to a comparative group; return on capital; return on assets or net assets; revenue, growth in revenue or return on sales; sales; expense reduction or expense control; expense to revenue ratio; income, net income or adjusted net income; operating income, net operating income, adjusted operating income or net operating income after tax; operating profit or net operating profit; operating margin; gross profit margin; return on operating revenue or return on operating profit; regulatory filings; regulatory approvals, litigation and regulatory resolution goals; other operational, regulatory or departmental objectives; budget comparisons; growth in stockholder value relative to established indexes, or another peer group or peer group index; development and implementation of strategic plans and/or organizational restructuring goals; development and implementation of risk and crisis management programs; improvement in workforce diversity; compliance requirements and compliance relief; safety goals; productivity goals; workforce management and succession planning goals; economic value added (including typical adjustments consistently applied from generally accepted accounting principles required to determine economic value added performance measures); measures of guest satisfaction, team member satisfaction or staff development; merger and acquisitions; and other similar criteria as determined by the Committee. Performance goals may be established on an absolute or relative basis and may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments. Relative performance may be measured against a group of peer companies, a financial market index or other objective and quantifiable indices.

Summary of U.S. Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences of awards under the Equity Incentive Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

Options

An optionee generally will not recognize taxable income upon the grant of a non-statutory option. Rather, at the time of exercise of the option, the optionee will recognize ordinary income for income tax purposes in an amount equal to the excess, if any, of the fair market value of the shares purchased over the exercise price. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the optionee recognizes as ordinary income. The optionee’s tax basis in any shares received upon exercise of an option will be

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

the fair market value of the shares on the date of exercise, and if the shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the optionee) depending upon the length of time such shares were held by the optionee.

Incentive stock options are eligible for favorable U.S. federal income tax treatment if certain requirements are satisfied. An incentive stock option must have an option price that is not less than the fair market value of the stock at the time the option is granted (or if granted to a 10% shareholder, not less than 110% of fair market value on the date of grant) and must be exercisable within ten years from the date of grant. A team member granted an incentive stock option generally does not realize compensation income for U.S. federal income tax purposes upon the grant of the option. At the time of exercise of an incentive stock option, no compensation income is realized by the optionee other than tax preference income for purposes of the federal alternative minimum tax on individual income. If the shares acquired on exercise of an incentive stock option are held for at least two years after grant of the option and one year after exercise, the excess of the amount realized on the sale over the exercise price will be taxed as capital gain. If the shares acquired on exercise of an incentive stock option are disposed of within less than two years after grant or one year of exercise, the optionee will realize taxable ordinary compensation income equal to the lesser of (i) the excess of the fair market value of the shares on the date of exercise over the option price or (ii) the excess of the amount realized on the sale over the option price. Any additional amount realized will be taxed as capital gain. Generally, we will be allowed a tax deduction at the time and in the amount of ordinary compensation realized by the optionee upon disposition of an incentive stock option, but otherwise will not be allowed a deduction with respect to incentive stock options.

Stock Awards

A participant generally will not be taxed upon the grant of stock awards subject to restrictions, but rather will recognize ordinary income in an amount equal to the fair market value of the shares at the time the shares are no longer subject to a “substantial risk of forfeiture” (within the meaning of the Code). We generally will be entitled to a deduction at the time when, and in the amount that, the participant recognizes ordinary income on account of the lapse of the restrictions. A participant’s tax basis in the shares will equal their fair market value at the time the restrictions lapse, and the participant’s holding period for capital gains purposes will begin at that time. Any cash dividends paid on the restricted stock before the restrictions lapse will be taxable to the participant as additional compensation (and not as dividend income). Under Section 83(b) of the Code, a participant may elect to recognize ordinary income at the time the shares of stock are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that such shares of stock are subject to restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by such participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant’s holding period for capital gains purposes will begin at that time. We generally will be entitled to a tax deduction at the time when, and to the extent that, ordinary income is recognized by such participant.

Stock Units

In general, the grant of stock units will not result in income for the participant or in a tax deduction for us. Upon the settlement of such an award in cash or shares, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at the same time and in the same amount.

Stock Appreciation Rights

A participant who is granted a SAR generally will not recognize ordinary income upon receipt of the SAR. Rather, at the time of exercise of such SAR, the participant will recognize ordinary income for U.S. federal income tax purposes in an amount equal to the value of any cash received and the fair market value on the date of exercise of any shares received. We generally will be entitled to a tax deduction at such time and in the same amount, if any, that the participant recognizes as ordinary income. The participant’s tax basis in any shares received upon exercise of a SAR will be the fair market value of the shares on the date of exercise, and if the

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

shares are later sold or exchanged, then the difference between the amount received upon such sale or exchange and the fair market value of such shares on the date of exercise will generally be taxable as long-term or short-term capital gain or loss (if the shares are a capital asset of the participant) depending upon the length of time such shares were held by the participant.

Other Awards

With respect to other stock-based awards granted under the Equity Incentive Plan, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares or other property received will be ordinary income to the participant, and we generally will be entitled to a tax deduction at the same time and in the same amount.

New Plan Benefits

Future benefits under the Equity Incentive Plan generally will be granted at the discretion of the Committee and are therefore not currently determinable.

Director Compensation

Prior to the offering, the Company is privately held. As of January 31, 2021, the Company had three directors, Andrew Jhawar, Heather Berger and Ray Berry, and another individual served on the Company’s board during fiscal 2020 through December 2020, when Ms. Berger was appointed. None of such individuals received any compensation in respect of their service as directors.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our named executive officers and directors discussed in the section titled “Executive and Director Compensation,” there were no transactions to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Policies and Procedures for Related Party Transactions

Upon the consummation of this offering, we will adopt a written Related Person Transaction Policy (the “policy”), which will set forth our policy with respect to the review, approval, ratification and disclosure of all related person transactions by our Audit Committee. In accordance with the policy, our Audit Committee will have overall responsibility for implementation of and compliance with the policy.

For purposes of the policy, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we were, are or will be a participant and the amount involved exceeded, exceeds or will exceed $120,000 and in which any related person (as defined in the policy) had, has or will have a direct or indirect material interest. A “related person transaction” does not include any employment relationship or transaction involving an executive officer and any related compensation resulting solely from that employment relationship that has been reviewed and approved by our board of directors or Audit Committee.

The policy will require that notice of a proposed related person transaction be provided to our legal department prior to entry into such transaction. If our legal department determines that such transaction is a related person transaction, the proposed transaction will be submitted to our Audit Committee for consideration. Under the policy, our Audit Committee may approve only those related person transactions that are in, or not inconsistent with, our best interests and the best interests of our stockholders. In the event that we become aware of a related person transaction that has not been previously reviewed, approved or ratified under the policy and that is ongoing or is completed, the transaction will be submitted to the Audit Committee so that it may determine whether to ratify, rescind or terminate the related person transaction.

The policy will also provide that the Audit Committee review certain previously approved or ratified related person transactions that are ongoing to determine whether the related person transaction remains in our best interests and the best interests of our stockholders. Additionally, we will make periodic inquiries of directors and executive officers with respect to any potential related person transaction of which they may be a party or of which they may be aware.

Stockholders Agreement

In connection with the Acquisition, we entered into a stockholders agreement (referred to as the “Stockholders Agreement”) with the Apollo Funds, certain stockholders of The Fresh Market prior to the Acquisition who remained stockholders after the Acquisition and are referred to therein as the Rollover Stockholders, and the other stockholder party thereto. The Stockholders Agreement became effective on April 27, 2016.

Subject to limited exceptions discussed below, the Stockholders Agreement limits transfers of shares of our common stock by stockholders party thereto (the “Transfer Restrictions”), other than with the prior written consent of AP VII Pomegranate Holdings, L.P., a Delaware limited partnership (the “Apollo Investor”) collectively with any other affiliate of the Apollo Investor to whom shares are transferred or otherwise acquires shares (together with the Apollo Investor, the “Sponsor Funds”). To the extent the Sponsor Funds propose a transaction involving the transfer of shares or a transaction involving the transfer of any portion of the assets of

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

the Company to any person other than the Apollo Investor or its affiliates, the Sponsor Funds have customary drag-along rights to compel the Company’s remaining stockholders to participate in the sale on terms no less favorable than those obtained by the Sponsor Funds (the “Drag-Along Rights”). In addition, stockholders are permitted to transfer shares to certain family members or certain affiliates thereof, provided that the transferee becomes a party to the Stockholders Agreement. To the extent the Sponsor Funds sell shares, stockholders will be permitted to sell a pro rata portion of their shares on the same terms as the Sponsor Funds pursuant to customary tag-along rights (the “Tag-Along Rights”).

The Stockholders Agreement also provides the Sponsor Funds with the right to require us to file one or more registration statements with the SEC for the resale of their shares of common stock (the “Registration Rights”). However, the Sponsor Funds and substantially all of our other current stockholders will be prohibited under one or more lock-up agreements entered into with the representatives of the underwriters of this offering from selling any shares prior to 180 days after the date of this prospectus as described in “Underwriting.” In the event that the Apollo Funds exercise such registration rights and sell shares of common stock through an underwritten offering, the other stockholders party to the Stockholders Agreement will have the right to sell a pro rata portion of their shares in such underwritten offering, at the same price and terms as the Apollo Funds. Additionally, if we propose to register any shares with the SEC in connection with a public offering, the Sponsor Funds and TFM2, LLC, a Delaware limited liability company, George Golleher, each person that hold an ownership interest in TFM2, LLC, and certain family members of George Golleher, Ray Berry and Brett Berry (collectively, the “Fresh Market Co-Investors”) may include their shares in the corresponding registration statement, subject to proportional adjustment in the case that including all such shares would adversely affect the price, timing or distribution of the shares in the offering, as determined in the discretion of the underwriters for the offering.

Prior to the occurrence of a underwritten public offering under an effective registration statement in which the aggregate net offering price of shares sold by us or other selling stockholders is at least $300 million (a “Qualified Public Offering”), each Fresh Market Co-Investor may participate pro-rata in any subscription for shares by the Sponsor Funds or any other stockholder on the same terms, cash purchase price and conditions as applied to the Sponsor Funds or such stockholder (the “Preemptive Rights”).

The Stockholders Agreement also contains certain requirements with respect to the composition of our board of directors and the boards of directors of certain of our subsidiaries, including the right of the Sponsor Funds to designate two members of our board of directors and the right of TFM2, LLC to designate a member of our board of directors. Such board designation rights will terminate upon the completion of a Qualified Public Offering.

Additionally, the Stockholders Agreement provides the Fresh Market Co-Investors with the right to receive certain quarterly and annual financial information about our company prior to our company becoming subject to the reporting requirements of the Exchange Act. Following a Qualified Public Offering, TFM2, LLC shall have the right, upon reasonable request, to inspect our books and records or request reasonable information regarding our financial condition and operations.

We expect that this offering will constitute a Qualified Public Offering, as a result of which the Preemptive Rights described above will terminate. The Drag-Along Rights, Tag-Along Rights and Registration Rights will survive the completion of this offering.

Management Services Agreement

The Fresh Market is a party to a management services agreement with an affiliate of Apollo to provide certain management consulting and advisory services as well as a similar management services agreement with certain entities affiliated with Ray Berry and Brett Berry (the “Rollover Stockholders”). The Fresh Market pays a non-refundable quarterly management fee of $375,000 in the aggregate, to an affiliate of Apollo and the Rollover Stockholders, with each receiving their relative pro rata shares of such quarterly management fee based on their relative pro rata ownership of the Company.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The following table reflects fees under the management services agreements, which were incurred by The Fresh Market during the periods presented (in thousands).

	For the Years Ended
	January 26, 2020	January 27, 2019
Affiliate of Apollo	$1,166	$1,166
Rollover Stockholders	334	334

	$1,500	$1,500

The fees under the management services agreements are included in the “Selling, general and administrative expenses” line item on the accompanying Consolidated Statements of Income (Loss), included elsewhere in this prospectus.

Certain Real Estate Leases

An entity affiliated with a former officer and director of The Fresh Market, who is a family member of two members of The Fresh Market’s Board of Directors as of January 26, 2020, acquired shopping centers in which The Fresh Market leases a retail store location. The shopping centers were acquired in fiscal 2013 and fiscal 2019. In fiscal 2018, an affiliated entity of Apollo acquired a shopping center in which The Fresh Market currently leases a retail store location.

The lease expenses associated with related party landlords were approximately $788,000 and $485,000 for the fiscal years ended January 26, 2020 and January 27, 2019, respectively.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock by:

•	each person, or group of affiliated persons, who we know to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to such securities. Except as otherwise indicated, all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. Percentage of shares beneficially owned prior to the offering is based on                  shares of our common stock outstanding as of                     .

	Number of Shares Beneficially Owned	Percent Ownership Before the Offering	Percent Ownership After the Offering
5% Stockholders
Apollo Funds(1)
TFM2, LLC(2)
Named Executive Officers and Directors
Jason Potter(3)
Jim Heaney(3)
Carlos Clark(3)
Chris Himebauch(3)
Brian Johnson(3)
Kevin Miller(3)
Dan Portnoy(3)
Andrew Jhawar(4)
Heather Berger(4)
Betsy Atkins(5)
Ray Berry(6)
Sue Gove(5)
All current directors and executive officers as a group (10 persons)

*	Represents beneficial ownership of less than one percent of shares outstanding
(1)

Represents shares held of record by AP VIII Pomegranate Holdings, L.P. an entity owned by the Apollo Funds and managed by affiliates of Apollo Management, L.P. (“Apollo Management”), an investment adviser registered with the SEC. Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of Management GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of Management Holdings GP, and as such may be deemed to have voting and dispositive control of the shares of common stock held of record by the Apollo Funds. The address of the AP VIII Pomegranate Holdings, L.P. is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address of each of Apollo Management, Management GP, Management Holdings and Management Holdings GP, and Messrs. Black, Harris and Rowan, is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(2)	TFM2 LLC is controlled by Ray Berry. The address of TFM2 LLC is 1101 Norwalk Street, Greensboro, NC 27407.
(3)	Each holder’s address is c/o The Fresh Market Holdings, Inc. 300 N. Greene Street, Suite 1100, Greensboro, NC 27401.
(4)

Andrew Jhawar and Heather Berger are each affiliated with AP VIII Pomegranate Holdings, L.P. and its affiliated investment managers and advisors. Mr. Jhawar and Ms. Berger each disclaim beneficial ownership of the shares of common stock that are beneficially owned by AP VIII Pomegranate Holdings, L.P. The address of Mr. Jhawar and Ms. Berger is c/o Apollo Global Management, Inc., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(5)	The address of Ms. Atkins and Ms. Gove is c/o The Fresh Market Holdings, Inc. 300 N. Greene Street, Suite 1100, Greensboro, NC 27401.
(6)	Includes shares held by TFM and described above in note (2). The address of Ray Berry is 1101 Norwalk Street, Greensboro, NC 27407.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

DESCRIPTION OF CAPITAL STOCK

The following is a summary of all material characteristics of our capital stock as set forth in our amended and restated certificate of incorporation and amended and restated bylaws, which will be in effect upon the consummation of this offering. The summary does not purport to be complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, all of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

Capital Stock

Our shares of common stock are currently held by 3 holders. Our amended and restated certificate of incorporation will provide that our authorized capital stock will consist of                shares of common stock, par value $0.01 per share, and                shares of preferred stock, par value $0.01 per share. After the consummation of this offering, we expect to have                shares (or shares if the underwriters exercise their option to purchase additional shares in full) of common stock and zero shares of preferred stock outstanding.

Common Stock Voting Rights

The holders of our common stock are entitled to one vote per share of common stock on each matter properly submitted to the stockholders on which the holders of shares of common stock are entitled to vote, including the election of directors, and will not have cumulative voting rights.

Dividend Rights

The holders of our common stock will be entitled to receive dividends when, as, and if declared by our board of directors out of legally available funds.

All shares of our common stock will be entitled to share equally in any dividends our board of directors may declare from legally available sources, subject to the terms of any outstanding preferred stock. See “—Preferred Stock.” Provisions of our debt agreements and other contracts, including requirements under our amended and restated certificate of incorporation described elsewhere in this prospectus, may impose restrictions on our ability to declare dividends with respect to our common stock.

Liquidation Rights

In the event of our liquidation or dissolution, whether voluntary or involuntary and subject to the rights of the holders of any preferred stock and creditors, all shares of our common stock will be entitled to share equally in the assets available for distribution to holders of common stock after payment of all of our prior obligations, including any then-outstanding preferred stock.

Other Matters

The holders of our common stock will have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of common stock are, and the shares of common stock to be sold in this offering when issued and paid for will be, fully paid and nonassessable. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock will be subject to the rights of the holders of shares of any series of preferred stock that may be issued in the future.

Preferred Stock

After the consummation of this offering, our amended and restated certificate of incorporation will provide that our board of directors may, by a majority vote, issue, from time to time, shares of preferred stock in one or

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption prices, liquidation preferences and the number of shares constituting any series or designations of such series. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.” Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of our company, including by making a takeover more difficult or expensive. Additionally, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on our common stock, diluting the voting power of our common stock or subordinating the liquidation rights of our common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock. See “—Certain Anti-Takeover, Limited Liability and Indemnification Provisions.” We have no current plan to issue any shares of preferred stock following the consummation of this offering.

Certain Anti-Takeover, Limited Liability and Indemnification Provisions

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

No Cumulative Voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulative votes in the election of directors.

Stockholder Action by Written Consent

Our amended and restated certificate of incorporation will provide that, prior to the date on which Apollo and its affiliates, including the Apollo Funds, cease to beneficially own more than 50% of the outstanding shares of our common stock (the “Triggering Event”), any action required to be or that may be taken at any meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if and only if a consent in writing, setting forth the action so taken, shall be signed by the stockholders having not less than the minimum number of votes necessary to take such action.

Classified Board of Directors

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that following this offering, our board of directors will have three classes of directors:

•	Class I shall consist of directors whom shall serve an initial one-year term;

•	Class II shall consist of directors whom shall serve an initial two-year term; and

•	Class III shall consist of directors whom shall serve an initial three-year term.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The number of directors on our board of directors may be fixed by at least two-thirds of the members of our board of directors then in office; provided, however, that prior to the Triggering Event, the number of directors on our board of directors may not be increased or decreased without the approval of a majority of the directors that have been appointed by the Apollo Funds then in office. See “Management—Board Composition.” These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control of us or our management.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated bylaws will provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally must be delivered to and received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting; provided, that, in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 60 days after, the anniversary of the preceding year’s annual meeting of our stockholders, a stockholder’s notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or, if the first public announcement of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public announcement of the date of such meeting is first made. Our amended and restated bylaws will also specify certain requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Special Meetings of Stockholders

Subject to the rights of the preferred stock, special meetings of our stockholders may be called only by the chairman of our board of directors or by a resolution adopted by a majority of our board of directors. Stockholders are not permitted to call a special meeting of stockholders, to require that the chairman call such a special meeting, or to require that our board of directors request the calling of a special meeting of stockholders.

Removal of Directors

Until the Triggering Event, any director may be removed from office at any time, with or without cause, by holders of a majority of the voting power of our outstanding common stock. Our certificate of incorporation will provide that, after the Triggering Event, our directors may be removed only for cause by the affirmative vote of at least 66 2/3% of the voting power of our outstanding common stock. This requirement of a supermajority vote to remove directors could enable a minority of our stockholders to prevent a change in the composition of our board.

Super-Majority Approval Requirements

The DGCL generally provides that the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless either a corporation’s certificate of incorporation or bylaws require a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, at any time after the Triggering Event, the affirmative vote of holders of 66 2/3% of our outstanding common stock will be required to amend, alter, change or repeal our amended and restated certificate of incorporation or amended and restated bylaws. Our amended and restated bylaws may also be amended or repealed by a majority vote of our board of directors. Prior to the Triggering Event, the requirement of a super-majority vote to approve amendments to our amended and restated certificate of incorporation and amended and restated bylaws could enable a minority of our stockholders to exercise veto power over any such amendments.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Limitation of Officer and Director Liability and Indemnification Agreements

Our amended and restated certificate of incorporation will limit the liability of our directors to the fullest extent permitted by the DGCL and provides that we will provide them with customary indemnification. We expect to enter into indemnification agreements with each of our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Forum Selection

Our amended and restated certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a breach of a duty (including any fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the Company or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Our amended and restated certificate of incorporation and our amended and restated bylaws further provide that any person or entity purchasing, otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection clause. It is possible that a court of law could rule that the choice of forum provisions contained in our amended and restated certificate of incorporation and bylaws are inapplicable or unenforceable if they are challenged in a proceeding or otherwise. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation and bylaws has been challenged in legal proceedings and it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

In the event that the Court of Chancery lacks jurisdiction over any such action or proceeding, our amended and restated certificate of incorporation and our amended and restated bylaws provide that the sole and exclusive forum for such action or proceeding will be another state or federal court located within the State of Delaware. The exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act and the Exchange Act, or to any claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the rules and regulations promulgated thereunder.

Delaware Anti-Takeover Law

We have elected to be exempt from the restrictions imposed under Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder unless:

•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an “interested stockholder,” the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding certain shares); or

•

on or subsequent to such time, the business combination is approved by the Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock.

Under some circumstances, this provision will make it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.

Our amended and restated certificate of incorporation will provide that Apollo and its various affiliates, successors and transferees, including the Apollo Funds, will not be deemed to be “interested stockholders” regardless of the percentage of our voting stock owned by them, and accordingly will not be subject to this provision.

Corporate Opportunity

The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, the doctrine of “corporate opportunity” will not apply to Apollo, any of our non-employee directors who are employees, affiliates or consultants of Apollo or its affiliates (other than us or our subsidiaries) or any of their respective affiliates in a manner that would prohibit them from investing in competing businesses or doing business with our customers. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock—Our amended and restated certificate of incorporation will contain a provision renouncing our interest and expectancy in certain corporate opportunities.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be                .

Securities Exchange

We intend to apply to list the shares of common stock on                  under the symbol “TFM.”

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate. Although we have applied to list our common stock on                 , we cannot assure you that there will be an active public market for our common stock.

Upon completion of this offering, we will have outstanding an aggregate of                shares of common stock, assuming the issuance of                 shares of common stock offered by us in this offering. Of these shares, all of the shares of common stock to be sold in this offering (or                shares assuming the underwriters exercise the option to purchase additional shares in full) will be freely tradable without restriction unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act, and without further registration under the Securities Act. All remaining                 shares of common stock will be deemed “restricted securities” as such term is defined in Rule 144 of the Securities Act. The restricted securities were, or will be, issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•	shares will be eligible for sale upon the expiration of the lock-up agreements beginning days after the date of this prospectus and when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, the Apollo Funds, substantially all our other existing stockholders and all of our directors and executive officers have agreed not to sell any common stock or securities convertible into or exercisable or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. Credit Suisse Securities (USA) LLC, in its sole discretion, may at any time release all or any portion of the shares from the restrictions in such agreements.

Upon the expiration of the 180-day lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements applicable to our shares, please see “Underwriting.”

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the six months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to compliance with the public information

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

requirements. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without complying with any of the requirements of Rule 144.

A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported by the                during the four calendar weeks preceding the filing of notice on Form 144 of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our team members, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register stock issuable under the Equity Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Registration Rights

Subject to the lock-up agreements described in this section and the section entitled “Underwriting”, the Apollo Funds will be entitled to certain customary demand and “piggy-back” rights with respect to the registration of their shares of our common stock under the Securities Act after the completion of this offering. After such registration, these shares of our common stock will become freely tradable without restriction under the Securities Act subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market. For a description of these registration rights, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material U.S. federal income tax considerations applicable to Non-U.S. Holders (as defined below) with respect to the purchase, ownership and disposition of our common stock issued pursuant to this offering. The following discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change at any time, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. We have not requested, and will not request, a ruling from the U.S. Internal Revenue Service (the “IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions we have reached and describe herein.

This discussion only addresses beneficial owners of our common stock that hold such common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to a Non-U.S. Holder in light of such Non-U.S. Holder’s particular circumstances or that may be applicable to Non-U.S. Holders subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, regulated investment companies, real estate investment trusts, brokers, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, tax-exempt entities, Non-U.S. Holders who acquire our common stock pursuant to the exercise of employee stock options or otherwise as compensation for their services, Non-U.S. Holders liable for the alternative minimum tax, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, expatriates, former citizens or former long-term residents of the United States, “qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds, and Non-U.S. Holders that hold our common stock as part of a hedge, straddle, constructive sale or conversion transaction). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax (such as U.S. federal estate or gift tax or the Medicare contribution tax on certain net investment income), nor does it address any aspects of U.S. state, local or non-U.S. taxes. Non-U.S. Holders are urged to consult with their own tax advisors regarding the possible application of these taxes.

For the purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is an individual, corporation, estate or trust, other than:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if: (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a domestic trust.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that, for U.S. federal income tax purposes, are treated as partners in a partnership holding shares of our common stock are urged to consult their own tax advisors.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Prospective purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, and applicable foreign tax laws of the acquisition, ownership and disposition of our common stock.

Distributions

Although we do not anticipate that we will make any distributions on our common stock in the foreseeable future, distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of your tax basis in our common stock, and thereafter will be treated as capital gain (as described under “—Sale, Exchange or Other Taxable Disposition of Common Stock”). However, except to the extent that we elect (or the paying agent or other intermediary through which you hold your common stock elects) otherwise, we (or the intermediary) must generally withhold on the entire distribution, in which case you would be entitled to a refund from the IRS for the withholding tax on the portion of the distribution that exceeded our current and accumulated earnings and profits.

In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, you will be required to provide a properly executed IRS Form W-8BEN or Form W-8BEN-E (or, in each case, a successor form) certifying your entitlement to benefits under the treaty. If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. You are urged to consult your own tax advisor regarding your possible entitlement to benefits under an income tax treaty.

Sale or Other Taxable Disposition of Common Stock

Subject to the discussions below under “—U.S. Trade or Business Income,” “—Information Reporting and Backup Withholding” and “—FATCA,” you generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other taxable disposition of our common stock unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “—U.S. Trade or Business Income” below;

•

you are an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable income tax treaty) on the gain realized, which may be offset by U.S. source capital losses, provided you have timely filed U.S. federal income tax returns with respect to such losses; or

•

we are or have been a “United States real property holding corporation” (a “USRPHC”) under Section 897 of the Code at any time during the shorter of the five-year period ending on the date of the disposition and your holding period for the common stock, in which case, subject to the exception set forth in the next paragraph, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income discussed below.

In general, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe we currently are not, and do not anticipate becoming, a USRPHC for U.S. federal income tax purposes. However, because the determination of whether we

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

are a USRPHC depends on the fair market value of our “United States real property interests” relative to the fair market value of our worldwide real property interests and other assets used in a trade or business at all times during the applicable period described in the third bullet point, there can be no assurance that we will not become a USRPHC in the future. Even if we were, or were to become a USRPHC, gain generally will not be subject to tax as U.S. trade or business income if your holdings (direct and indirect, actual and constructive) at all times during the applicable period described in the third bullet point above constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market, within the meaning of the Code and applicable Treasury Regulations, during such period.

Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with your conduct of a trade or business within the United States and (ii) if you are eligible for the benefits of an income tax treaty with the United States and such treaty requires, attributable to a permanent establishment (or, if you are an individual, a fixed base) that you maintain in the United States. Generally, except as described under “Sale or Other Taxable Disposition of Common Stock” with respect to USRPHC, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that you comply with applicable certification and disclosure requirements, including providing a properly executed IRS Form W-8ECI (or successor form)); instead, you are subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (generally in the same manner as a U.S. person) on your U.S. trade or business income. If you are a corporation, any U.S. trade or business income that you receive may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Information Reporting and Backup Withholding

We must annually report to the IRS and to each Non-U.S. Holder any distribution on our common stock, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides or is established. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to you will generally be exempt from backup withholding if you provide a properly executed IRS Form W-8BEN, Form W-8BEN-E or W-8ECI (or, in each case, a successor form) or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker (U.S. or non-U.S.) will be subject to information reporting and possible backup withholding unless you certify as to your non-U.S. status under penalties of perjury or otherwise establish an exemption and the applicable withholding agent does not have actual knowledge or reason to know that you are a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is not a U.S. person and the broker has no knowledge to the contrary. You are urged to consult your tax advisor on the application of information reporting and backup withholding in light of your particular circumstances.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to Section 1471 through 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act (“FATCA”), foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities that do not otherwise qualify for an exemption must comply with information reporting rules with respect to their U.S. account holders and investors or be subject to a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party).

More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements or otherwise qualify for an exemption will generally be subject to a 30% withholding tax with respect to any “withholdable payments.” For this purpose, withholdable payments generally include U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale of any equity instruments of U.S. issuers (such as our common stock). The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

FATCA currently applies to dividends made in respect of our common stock. While, beginning on January 1, 2019, withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated                  , 2021, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as representative, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                additional shares from us at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of up to $         per share. After the initial public offering the representative may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid . . . . . . . . . . .	$	$	$	$
Expenses payable . . . . . . . . . . .	$	$	$	$

We estimate that our out of pocket expenses for this offering excluding the underwriting discounts and commissions will be approximately $        . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $         .

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus.

Our officers and directors and substantially all of our existing stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse Securities (USA) LLC for a period of 180 days after the date of this prospectus, subject to certain exceptions.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply to list the shares of common stock on                 , under the symbol “TFM”.

Prior to this offering, there has been no public market for our common stock. The initial public offering price was determined by negotiations among us and the representatives and will not necessarily reflect the market price of the common stock following this offering. The principal factors that were considered in determining the initial public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of, and prospects for, the industry in which we will compete;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development, results of operations and our current financial condition;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

We cannot assure you that the initial public offering price will correspond to the price at which the common stock will trade in the public market subsequent to this offering or that an active trading market for the common stock will develop and continue after this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on                  and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representative may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. These investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic (each a “Member State”), no securities have been offered or will be offered to the public in that Member State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:

(a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

provided that no such offer of securities shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any securities to be offered so as to enable an investor to decide to purchase or subscribe for any securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21 of the FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Notice to Prospective Investors in Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the depositary securities may be issued or may be in the possession of any person for the purpose of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to depositary securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than:

(i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA,

(ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or

(iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

(b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b) where no consideration is or will be given for the transfer;

(c) where the transfer is by operation of law;

(d) as specified in Section 276(7) of the SFA; or

(e) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Cth) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Cth), in either case, in relation to the securities. The securities are not being offered in Australia to “retail clients” as defined in sections 761G and 761GA of the Corporations Act 2001 (Cth). This offering is being made in Australia solely to “wholesale clients” for the purposes of section 761G of the Corporations Act 2001 (Cth) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the securities has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to persons who do not require disclosure under Part 6D.2 of the Corporations Act 2001 (Cth) and who are wholesale clients for the purposes of section 761G of the Corporations Act 2001 (Cth). By submitting an application for the securities, you represent and warrant to us that you are a person who does not require disclosure under Part 6D.2 and who is a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Cth). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, the securities shall be deemed to be made to such recipient and no applications for such securities will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for the securities you undertake to us that, for a period of twelve months from the date of issue of the securities, you will not transfer any interest in the securities to any person in Australia other than to a person who does not require disclosure under Part 6D.2 and who is a wholesale client.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Latham & Watkins LLP, New York, New York has acted as counsel for the underwriters.

EXPERTS

The consolidated financial statements of The Fresh Market Holdings, Inc. at January 26, 2020 and January 27, 2019, and for each of the fiscal years ended January 26, 2020 and January 27, 2019, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. Statements contained in this prospectus regarding the contents of any agreement, contract or other document referred to are not necessarily complete; reference is made in each instance to the copy of the contract or document filed as an exhibit to the registration statement. Each statement is qualified by reference to the exhibit.

The SEC maintains an internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The SEC’s website address is www.sec.gov.

Upon the effectiveness of the registration statement, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC pursuant to the Exchange Act. We intend to make these filings available on our website, www.thefreshmarket.com, once this offering is completed, where you may access such filings free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference in this prospectus and does not form a part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC, or you can review these documents on the SEC’s website, as described above. In addition, we will provide paper copies of our filings free of charge upon request.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

THE FRESH MARKET HOLDINGS, INC.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of The Fresh Market Holdings, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of The Fresh Market Holdings, Inc. (the Company) as of January 26, 2020 and January 27, 2019, the related consolidated statements of operations, stockholders’ equity and cash flows for the years ended January 26, 2020 and January 27, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 26, 2020 and January 27, 2019, and the results of its operations and its cash flows for the years ended January 26, 2020 and January 27, 2019 in conformity with U.S. generally accepted accounting principles.

Adoption of ASC 842, Leases

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in the year ended January 26, 2020 due to the adoption of ASC 842, Leases.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2009.

Charlotte, North Carolina

March 12, 2021

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Consolidated Balance Sheets

(In thousands, except share amounts)

	January 26, 2020	January 27, 2019
Assets
Current assets:
Cash and cash equivalents	$136,560	$158,736
Accounts receivable, net	8,281	6,412
Inventories	64,017	62,781
Prepaid expenses and other current assets	3,294	3,433
Income tax receivable	413	548

Total current assets	212,565	231,910
Operating lease assets, net	199,625	—
Property and equipment, net	163,688	212,734
Intangible assets, net	260,000	332,417
Goodwill	570,318	570,318
Restricted cash	25,480	28,135
Other noncurrent assets	6,111	5,829

Total assets	$1,437,787	$1,381,343

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$46,486	$49,370
Accrued liabilities	65,556	83,527
Current portion of operating lease liabilities	27,616	—
Current portion of long-term debt including obligations under financing leases	1,250	2,062

Total current liabilities	140,908	134,959
Long-term debt	900,767	896,774
Operating lease liabilities	163,174	—
Financing lease obligations	—	11,138
Closed store reserves	2,927	29,808
Deferred income taxes	33,230	28,745
Unfavorable lease interests	—	9,726
Other noncurrent liabilities	16,568	26,058

Total noncurrent liabilities	1,116,666	1,002,249
Commitments and contingencies (Note 15)
Stockholders’ equity:
Common stock—$0.01 par value: 100,000,000 shares authorized, 67,500,000 issued and outstanding as of January 26, 2020 and January 27, 2019	675	675
Additional paid-in capital	676,763	678,266
Accumulated deficit	(497,225)	(434,806)

Total stockholders’ equity	180,213	244,135

Total liabilities and stockholders’ equity	$1,437,787	$1,381,343

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Consolidated Statements of Operations

(In thousands, except share and per share amounts)

	Year Ended
	January 26, 2020	January 27, 2019
	(52 weeks)	(52 weeks)
Sales	$1,522,555	$1,595,448
Cost of goods sold	1,042,282	1,065,956

Gross profit	480,273	529,492
Selling, general and administrative expenses	387,842	440,070
Transaction and related costs	1,414	(223)
Impairments and store closure costs	5,387	27,262
Depreciation	49,902	59,563

Income from operations	35,728	2,820
Interest expense	98,252	97,642
Loss on extinguishment of debt	—	3,202

Loss before income taxes	(62,524)	(98,024)
Tax provision (benefit)	2,893	(19,427)

Net loss	$(65,417)	$(78,597)

Net loss per share:
Basic and Diluted	$(0.97)	$(1.16)
Weighted average shares outstanding:
Basic and Diluted	67,500,000	67,500,000

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Consolidated Statements of Stockholders’ Equity

(In thousands, except share amounts)

	Common Stock, $0.01 par value
	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
As of January 28, 2018	67,500,000	$675	$677,879	$(356,209)	$322,345

Share-based compensation	—	—	387	—	387
Net loss	—	—	—	(78,597)	(78,597)

As of January 27, 2019	67,500,000	$675	$678,266	$(434,806)	$244,135

Impact of adoption of ASC 842, Leases, net of tax	—	—	—	2,998	2,998
Share-based compensation	—	—	(1,503)	—	(1,503)
Net loss	—	—	—	(65,417)	(65,417)

As of January 26, 2020	67,500,000	$675	$676,763	$(497,225)	$180,213

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended
	January 26, 2020	January 27, 2019
Operating activities
Net loss	$(65,417)	$(78,597)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	49,917	60,029
Non-cash operating lease cost	46,402	—
Non-cash interest expense	5,243	4,707
Loss on disposals of property and equipment	808	3,545
Impairments of long-lived assets	6,009	3,094
Share-based compensation	(1,503)	387
Loss on extinguishment of debt	—	3,202
Deferred income taxes	2,749	(19,129)
Change in assets and liabilities:
Accounts receivable	(1,624)	1,764
Inventories	(1,236)	2,093
Prepaid expenses and other assets	(248)	4,757
Income tax benefit	135	(377)
Accounts payable	(2,884)	5,076
Closed store reserves	(4,876)	6,269
Accrued interest expense	(420)	905
Operating lease liabilities	(32,659)	—
Accrued other liabilities	(11,884)	2,584

Net cash (used in) provided by operating activities	(11,488)	309
Investing activities
Purchases of property and equipment	(13,494)	(17,367)
Proceeds from sales of property and equipment	1,401	1,875

Net cash used in investing activities	(12,093)	(15,492)
Financing activities
Proceeds from issuance of Superpriority Secured Notes	—	122,500
Payments made on Superpriority Secured Notes	(1,250)	(625)
Payments made for debt issuance costs	—	(1,480)
Payments made on finance lease obligations	—	(910)

Net cash (used in) provided by financing activities	(1,250)	119,485
Net (decrease) increase in cash, cash equivalents, and restricted cash	(24,831)	104,302
Cash, cash equivalents, and restricted cash at beginning of period	186,871	82,569

Cash, cash equivalents, and restricted at end of period	$162,040	$186,871

Supplemental disclosures of cash flow information:
Cash paid during the period for interest	$93,417	$91,988

Cash paid during the period for taxes	$8	$392

Non-cash investing and financing activities:
Property and equipment acquired through financing lease obligations	$—	$2,175

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements

(In thousands, except share data)

1. Description of Business

Description of Business

The Fresh Market Holdings, Inc., a Delaware corporation, and its consolidated subsidiaries (collectively “The Fresh Market” or the “Company”), is a specialty food retailer, which through its wholly-owned subsidiary, The Fresh Market, Inc., a Delaware corporation, operated 159 stores in 22 states as of January 26, 2020. The Fresh Market is controlled by certain investment funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, Inc. (together with its subsidiaries, “Apollo”).

Merger and Related Transaction

On March 11, 2016, Pomegranate Holdings, Inc., a Delaware corporation (“Holdings”), and a wholly owned subsidiary of the Company (then called Pomegranate Parent Holdings, Inc), and Pomegranate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with The Fresh Market, Inc. Pursuant to the Merger Agreement, on March 25, 2016, Merger Sub commenced a tender offer to purchase all of the issued and outstanding shares of The Fresh Market, Inc.’s common stock (the “Tender Offer”). Following the completion of the Tender Offer, on April 27, 2016, Merger Sub merged with and into The Fresh Market, Inc. (the “Merger”), with The Fresh Market, Inc. surviving the Merger and becoming a wholly owned subsidiary of Holdings, which remained a wholly owned subsidiary of the Company. As a result of the Merger, the shares of The Fresh Market, Inc.’s common stock ceased to be traded on the Nasdaq Global Select Market. The Company refers to the Tender Offer and the Merger together as the “Acquisition.”

The Company changed its name from Pomegranate Parent Holdings, Inc. to The Fresh Market Holdings, Inc., and the name of its wholly owned subsidiary Pomegranate Holdings, Inc. to The Fresh Market Intermediate Holdings, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

Definition of Fiscal Year

The Company reports its results of operations on a 52- or 53-week fiscal year ending on the last Sunday in January. The years ended January 26, 2020 and January 27, 2019 were 52-week fiscal years.

Principles of Consolidation

The Company’s wholly-owned subsidiaries are consolidated, and all intercompany accounts and transactions are eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Reportable Segments

The Company has determined that it has one reportable segment. The Company’s revenues are generated from the sale of items at its specialty food stores. The Company’s primary focus is on perishable categories, which include meat, seafood, produce, deli, bakery, floral, sushi, dairy, and prepared foods. Non-perishable categories consist of traditional grocery, frozen, bulk, coffee, candy, and beer and wine.

The following table presents disaggregated revenue for perishable and non-perishable items for the periods presented:

	Year Ended
	January 26, 2020		January 27, 2019
Perishable	$1,087,110	71.4%	$1,138,227	71.3%
Non-perishable	435,445	28.6%	457,221	28.7%

Sales	$1,522,555	100.0%	$1,595,448	100.0%

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash on deposit with banks, and credit and debit card sales transactions which settle within a few business days of the reporting date.

Restricted Cash

Amounts included in restricted cash are pledged to collateralize the Company’s letters of credit for general liability and worker’s compensation insurance. The Company has included this amount in noncurrent assets within the “Restricted cash” line item on the Consolidated Balance Sheet because the Company intends to renew the letters of credit to meet the related collateral obligation.

Accounts Receivable, Net

Accounts receivable consist primarily of receivables from vendors for certain promotional programs, from insurance companies for claim amounts above the deductible and other miscellaneous receivables, presented net of an allowance for estimated uncollectible amounts of $669 and $76 at January 26, 2020 and January 27, 2019, respectively.

Inventories

The Company’s inventories are stated at the lower of cost or net realizable value. The cost is valued using the first-in, first-out (“FIFO”) basis. The FIFO value of inventories includes cost of goods and freight, net of vendor rebates and discounts.

The Company performs physical counts of all store inventories at least once per quarter. The Company records a shrink estimate for the period between the last physical count and the balance sheet date, where applicable.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Property and Equipment, Net

Except for financing lease assets at January 27, 2019, property and equipment is stated at cost. Depreciation is provided using the straight-line method over the following estimated useful lives:

Buildings	30 years
Leasehold and land improvements	10—15 years
Store fixtures and equipment	3—10 years
Office furniture, fixtures and equipment	5—10 years
Automobiles	5 years
Software	3 years

Depreciation of leasehold and land improvements is recognized over the shorter of the estimated useful life of the asset or the term of the lease. The term of the lease includes renewal options for additional periods if the exercise of the renewal is considered to be reasonably assured.

When property and equipment is sold or retired, the cost and accumulated depreciation are removed from the accounts, and the resulting gain or loss is recognized in the “Selling, general and administrative expenses” line item on the accompanying Consolidated Statements of Operations. Expenditures for maintenance and repairs are charged to expense as incurred.

Interest costs incurred on borrowed funds during the period of construction of capital assets are capitalized as a component of the cost of those assets. No interest was capitalized during the year ended January 26, 2020. Interest costs of $65 were capitalized during the year ended January 27, 2019.

Financing lease assets in the amount of $5,812 are incorporated with buildings, which is included in the “Property and equipment, net” line item on the accompanying Consolidated Balance Sheets as of January 27, 2019. Accumulated depreciation related to financing lease assets is $1,415 for the year ended January 27, 2019. The financing lease assets were associated with leases where the Company was considered the accounting owner. With the adoption of ASC 842, Leases, on January 28, 2019, the accounting owner locations met the criteria to be accounted for as operating leases, and the building and associated accumulated depreciation were derecognized and recorded as a transition adjustment in the “Accumulated Deficit” line item on the accompanying Consolidated Balance Sheets.

Financing lease assets are recorded at fair value at the inception of the lease. Depreciation on financing lease assets is recognized over the lesser of the asset’s lease term or economic life of the property and is included in the “Depreciation” line item on the accompanying Consolidated Statements of Operations for the year ended January 27, 2019.

There are no finance lease assets as of January 26, 2020.

Impairment of Long-Lived Assets

The Company assesses its long-lived assets, principally leasehold and land improvements, store fixtures and equipment, as well as lease assets for possible impairment whenever events or changes in circumstances, such as declining or negative operating cash flows or an unplanned change in the manner in which the Company intends to utilize its long-lived assets, indicate the carrying value of an asset or asset group may not be recoverable. When assessing whether impairment exists, the Company aggregates long-lived assets at the individual store

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

level, which the Company considers to be the lowest level for which independent identifiable cash flows are available. Impairment evaluations for individual stores take into consideration a store’s historical and projected operating cash flows, the period of time the store has been open and the operating performance in the related market. Recoverability is evaluated by comparing the carrying amount of the asset group to the future undiscounted cash flows expected to be generated by the asset group. If the carrying value of the asset group is greater than the future undiscounted cash flows, an impairment exists and must be measured, and a loss is recognized for any excess of the carrying value over the estimated fair value of the asset group. The fair value is estimated based on discounted future cash flows and/or market values of the long-lived assets. As part of its analysis, the Company may use third-party fair value reports, which provide independent estimates of the fair values of certain long-lived assets.

Store Closure Costs

Prior to adoption of ASC 842, Leases, the Company recognized a charge and related reserve for future operating lease payments associated with retail stores that were no longer being utilized in its current operations or for certain store locations that the Company decides not to open. The reserve was calculated using the present value of the remaining noncancelable lease payments after the cease use date less an estimate of subtenant income. If subtenant income was expected to be higher than the current lease payments, no reserve was recorded. Lease payments included in the closed store reserve were expected to be paid over the remaining terms of the respective leases, which ranged from approximately one to thirteen years. The Company’s assumptions about subtenant income were based on its experience and knowledge of the area in which the closed property is located, guidance received from local brokers and agents, commercial market value analysts, and existing economic conditions. As part of its analysis, the Company may have used third-party fair value reports, which provided independent estimates of the fair values of similar rental properties. Adjustments to the closed store reserve primarily related to changes in subtenant income and other assumptions differing from original estimates, as well as reductions to the reserve resulting from periodic lease payments. Adjustments were recorded for changes in estimates in the period in which the change becomes known.

With the adoption of ASC 842, Leases, the Company followed the transition guidance and reduced lease assets by the previously recorded closed store reserves as of the adoption date.

Goodwill and Other Intangible Assets

The excess of the purchase price over fair value of net identifiable assets and liabilities of an acquired business (“goodwill”), and the indefinite-lived tradename intangible asset are not amortized, but rather tested for impairment at least annually. The Company assesses the recoverability of the carrying amount of its goodwill and other indefinite-lived intangible assets annually as of the first day of the fourth quarter of each fiscal year, or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

When assessing the recoverability of goodwill and other indefinite-lived intangible assets, the Company may first assess qualitative factors. If an initial qualitative assessment indicates that it is more likely than not that the carrying amount exceeds the fair value, a quantitative analysis may be required. The Company may also elect to skip the qualitative assessment and proceed directly to the quantitative analysis.

Recoverability of the carrying value of goodwill is measured at the reporting unit level. In performing a quantitative analysis, the Company uses a combination of the expected present value of future cash flows

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

(income approach) and comparable public companies (market approach) to determine the implied fair value of the reporting unit, which is similar to how goodwill is estimated in a business combination. These approaches use primarily unobservable inputs, including discount rates, sales growth rates, and gross margin rates, which are considered Level 3 fair value input measurements. See the description of the fair value hierarchy in Note 5, “Fair Value Measurements” for further details. The key assumptions used in the discounted cash flow valuation model include discount rates, growth rates, tax rates, cash flow projections, and terminal value rates. Discount rates, growth rates, and cash flow projections are the assumptions most sensitive and susceptible to change as they require significant management judgment, including expected operating performance as well as overall trends in the grocery and supermarket industry. If the carrying amount of the Company’s reporting unit exceeds the fair value of the reporting unit, an impairment loss is recorded to write down the carrying amount of goodwill equal to the excess carrying amount of the reporting unit compared to its fair value.

In performing a quantitative analysis, the Company tests its indefinite-lived tradename intangible asset for impairment utilizing the relief from royalty method to determine the estimated fair value for the intangible asset, which is classified as a Level 3 fair value measurement. The relief from royalty method estimates the Company’s theoretical royalty savings from ownership of the intangible asset. Key assumptions used in this model include discount rates, royalty rates, growth rates, tax rates, sales projections, and terminal value rates. Discount rates, royalty rates, growth rates, and sales projections are the assumptions most sensitive and susceptible to change as they require significant management judgment. Discount rates used are similar to the rates estimated for the weighted average cost of capital considering any differences in company-specific risk factors. See Note 5, “Fair Value Measurements” for further details.

Intangible assets with finite lives are amortized over their estimated useful lives and are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is indicated when estimated undiscounted future cash flows from the use of the asset are less than its carrying amount. An impairment loss would be measured as the difference between the fair value and the carrying amount of the asset.

Revenue Recognition

The Company’s performance obligations are satisfied upon the transfer of goods to the customer, which occurs at the point of sale, and revenue is recognized, net of coupons and discounts. Sales taxes are not included in revenue.

Gift Cards

A wholly-owned subsidiary of the Company sells Company gift cards to customers. There are no administrative fees on unused gift cards, and the gift cards do not have an expiration date. Gift card sales are recorded as a liability to unearned gift card revenue when sold and are recognized as revenue when either the gift card is redeemed or the likelihood of the gift card being redeemed is remote (“gift card breakage”). The Company’s gift card breakage rate is based upon historical redemption patterns, and it recognizes breakage revenue utilizing the redemption recognition method.

Cost of Goods Sold

Cost of goods sold consists of the cost of inventory sold during the period, including the direct costs of purchased merchandise, inventory shrinkage, distribution and supply chain costs, store supplies, and store

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

occupancy costs. Store occupancy costs include rent, common area maintenance, real estate taxes, personal property taxes, insurance, licenses, utilities, and other non-cash amortization charges. Rebates and discounts from vendors are recorded as the related purchases are made and are recognized as a reduction to cost of goods sold as the related inventory is sold.

The Company relies upon independent third-party service providers for a majority of product shipments to its stores. Since early fiscal 2017, the Company has relied on one third-party service provider, SuperValu, Inc., to provide key services related to inventory management, warehousing and transportation for all of its stores. During fiscal 2018, SuperValu was acquired by United Natural Foods, Inc. (“UNFI”), who was the Company’s second largest sourcing and distribution provider. The combination of the Company’s two largest vendors increases its dependence on one third-party vendor and may affect its costs and service levels, and any unresolved difficulties associated with integration of the two businesses may result in service disruption. Products sourced and distributed through the combination of SuperValu and UNFI accounted for almost two-thirds of the merchandise the Company purchased in fiscal 2019.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include retail store and corporate compensation (both cash and share-based), buying costs, pre-opening expenses, marketing and advertising, and other store and corporate administrative costs. Pre-opening expenses are costs associated with new store openings or grand re-openings, including costs associated with rent, store labor, travel, recruiting, relocating and training personnel, advertising, and other miscellaneous costs, while grand re-opening expenses are primarily related to advertising. Pre-opening costs and costs incurred for producing and communicating advertising are expensed when incurred. Advertising costs totaled $9,907 and $13,362 for the years ended January 26, 2020 and January 27, 2019.

Leases

The Company leases all of its retail store locations, its administrative offices, and certain equipment. The Company determines if a contractual arrangement is a lease on the contract’s inception date. If the contractual arrangement is a lease, the Company establishes a lease asset and liability on the lease commencement date. Lease liabilities represent the present value of minimum lease payments not yet paid and considers the timing of any rent holidays where the Company has control of the property prior to the opening of the store and scheduled rent escalations within the lease agreement. Operating lease assets represent the right to use an underlying asset and are based on the operating lease liabilities adjusted for prepayments, lease incentives, and impairments, if any. The Company records the lease asset to the “Operating lease assets, net” line item and corresponding lease liability to the “Accrued liabilities” line item for the current portion and to the “Operating lease liabilities” line item for the noncurrent portion on its Consolidated Balance Sheets.

As most of the Company’s lease agreements do not have an implicit rate, the Company uses an estimated incremental borrowing rate based on an analysis of third-party information available at the lease commencement date of a similar term as the lease in determining the estimated present value of the lease payments.

Most of the leases include one or more options to renew, with renewal terms that can extend the lease. The exercise of lease renewal options is at the Company’s sole discretion and is not included in the Company’s measurement of its lease asset and corresponding lease liability until it is reasonably certain that the Company will exercise the options within the lease.

Operating lease expense represents fixed lease payments for operating leases recognized on a straight-line basis over the applicable lease term. With the exception of equipment leases, the Company accounts for the lease

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

and non-lease components as a single lease component for all classes of leases. The Company separates the lease and non-lease components for equipment leases.

Most of the Company’s real estate lease agreements include variable payments related to pass-through costs for common area maintenance, taxes, and insurance. A small number of the Company’s real estate lease agreements have fixed payments for common area and insurance charges. The estimated present value of the fixed payments and scheduled escalations within the lease agreement are recorded as a lease asset to the “Operating lease assets, net” line item and corresponding lease liability to the “Accrued liabilities” line item for the current portion and to the “Operating lease liabilities” line item for the noncurrent portion on its Consolidated Balance Sheets.

Additionally, certain of the Company’s leases include a payment of contingent rent expense based on a percentage of sales above stipulated minimums. These variable payments are not included in the measurement of the lease asset or the corresponding lease liability and are expensed as incurred. For lease agreements with contingent rents, the Company begins accruing an estimate for contingent rent expense when it is determined that it is probable the specified levels of sales in excess of the stipulated minimums will be reached during the year.

Leases with a term of 12 months or less (“short-term leases”) are not recorded on the balance sheet. The Company does not currently have any material short-term leases. Additionally, the Company’s lease agreements do not contain any residual value guarantees or material restrictive covenants.

The Company subleases certain real estate to third parties, which have all been classified as operating leases. The Company recognizes sublease income on a straight-line basis.

Prior to the adoption of ASC 842, Leases, on January 28, 2019, the lease agreements for operating leases generally included rent holidays and rent escalations and may include contingent rent provisions for percentage of sales in excess of specified levels. The Company recognized rent holidays, including the time period during which the Company has control of the property prior to the opening of the store, as well as escalating rent provisions, as deferred rent expense and amortized these balances on a straight-line basis over the term of the lease. For lease agreements that require the payment of contingent rents based on a percentage of sales above stipulated minimums, the Company began accruing an estimate for contingent rent expense when it was determined that it was probable the specified levels of sales in excess of the stipulated minimums will be reached during the year. Reimbursement from a landlord for tenant improvements was classified as an incentive and included in the “Other liabilities” line item on the accompanying Consolidated Balance Sheets. The deferred rent credit was amortized as a reduction to rent expense on a straight-line basis over the term of the lease.

Prior to the adoption of ASC 842, Leases, on January 28, 2019, the Company was involved with the construction of the building for certain leases and was considered the owner of the building for accounting purposes. For these leases, the Company capitalized the amount of total project costs incurred during the construction period as construction in progress. At the completion of the construction project, the Company evaluated whether the transfer to the landlord met the requirements for sale-leaseback accounting treatment. A sale and leaseback of the asset was deemed to occur when construction of the asset was complete, the lease term began, and the relevant sale-leaseback accounting criteria was met. Any gain or loss from the transaction was deferred and amortized as rent expense on a straight-line basis over the term of the lease. If the lease did not meet the criteria for sale-leaseback accounting, the Company recorded the financing lease asset as a building, which is included in the “Property and equipment, net” line item, and a corresponding financing obligation in the

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

“Financing lease obligations” line item on its Consolidated Balance Sheets. The Company allocates each lease payment between a reduction of the lease obligation and interest expense using the effective interest method.

With the adoption of ASC 842, Leases, on January 28, 2019, the Company evaluated leases where the Company was considered the owner of the building for accounting purposes and determined that all of the leases met the definition of operating leases under ASC 842, Leases. The Company derecognized the building asset, the accumulated depreciation, and corresponding financing obligations and recorded as a transition adjustment in the “Accumulated Deficit” line item on the accompanying Consolidated Balance Sheets

Transaction and related costs

The Company incurs ongoing costs associated with legal fees in connection with litigation related to the Acquisition of The Fresh Market, Inc. that are recorded in the “Transaction and related costs” line item in the Company’s Consolidated Statements of Operations. See Note 15, “Commitments and Contingencies” for further details.

Share-based Compensation

The Company expenses the fair value of share-based compensation awards granted to its employees on a straight-line basis over the period that services are required to be provided in exchange for the award, which typically is the period over which the award vests. For awards based on performance conditions, the Company will recognize the expense when the vesting criteria related to a change of control and, in certain cases, initial public offering occur as the Company cannot determine when it is probable that the vesting criteria will be achieved.

The Company measures share-based compensation expense related to its stock options at the time of grant. Because the Company’s stock is not publicly traded, it is not possible to base the expected volatility assumption on the historical volatility of the Company’s stock. The volatility assumption is based on the historical volatility of a group of the Company’s publicly traded peers. The Company elects to account for forfeitures as they occur rather than estimate expected forfeitures. Share-based compensation expense is recorded in “Selling, general and administrative expenses” in the Company’s Consolidated Statements of Operations.

Income Taxes

The Company must make certain estimates and judgments in determining income tax expense for financial statement purposes. The amount of taxes currently payable or refundable is accrued, and deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for realizable loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities for a change in tax rates is recognized in income in the period that includes the enactment date.

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. In this process, certain relevant criteria are evaluated including: the taxable income in prior carryback years that can be used to absorb net operating losses and credit carrybacks, the existence of deferred tax liabilities that can be used to absorb deferred tax assets, prudent and feasible tax planning strategies, and future expected taxable income. The Company establishes a

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

valuation allowance for deferred tax assets when it is estimated to be more likely than not that the deferred tax assets will not be realized.

The Company applies the provisions of ASC 740-10, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“ASC 740-10”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Pursuant to this guidance, the tax benefits would be recognized in the consolidated financial statements from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The Company has no uncertain tax positions. Additionally, ASC 740-10 provides guidance on other items related to uncertainty in income taxes, including derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 (Topic 606), Revenue from Contracts with Customers, which amended the existing accounting standards for revenue recognition. ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the consideration expected to be received in exchange for those goods or services. In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers Deferral of the Effective Date, which deferred the effective date of the new revenue recognition standard by one year; as a result, public business entities would apply the new revenue standard to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Subsequently, the FASB issued ASUs in 2016 containing implementation guidance related to ASU 2014-09, including: ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which is intended to improve the operability and understandability of the implementation guidance on principal versus agent considerations; ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing, which is intended to clarify two aspects of Topic 606: identifying performance obligations and the licensing implementation guidance; and ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients, which contains certain provisions and practical expedients in response to identified implementation issues. The Company adopted ASC 606 effective January 29, 2018 using the modified retrospective approach. There was no impact to the Company’s financial statements, and the Company did not adjust opening retained earnings as of January 29, 2018. The Company has added additional disclosures of disaggregated revenue by type in Note 2, “Reportable Segments.”

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments that clarifies the cash flow classification for eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of borrowing; contingent payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The Company adopted ASU No. 2016-15 effective January 29, 2018 on a retrospective basis. There was no impact to the Company’s financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) and subsequently issued related ASUs in 2018 and 2019 (collectively, “ASC 842, Leases”) to increase transparency and comparability among

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The Company adopted the standard as of January 28, 2019, the first day of fiscal 2019, using the modified retrospective approach. The Company elected the package of practical expedients permitted under the transition guidance within the new standard, which among other things, permits companies not to reassess prior conclusions on lease identification, lease classification, and initial direct costs. The Company did not elect the hindsight practical expedient.

The adoption of ASC 842, Leases, resulted in the recognition of lease assets and corresponding lease liabilities for the present value of lease payments expected over the remaining lease term. Included in the measurement of the lease assets at the adoption of ASC 842, Leases, are transition balances for intangible assets and liabilities associated with favorable and unfavorable lease agreements recorded in purchase accounting under ASC 805, closed store reserves, deferred rent, and tenant improvement allowances as of January 28, 2019. The amortization periods for these transition adjustments are based on the related leased asset’s single unit of account, and determined using the remaining lease term, including any renewal options that the Company was reasonably certain to exercise, for the related leased asset. The single unit of account resulted in an increase in amortization expense of $19.8 million for the year ended January 26, 2020, primarily driven by amortizing the former favorable lease assets over a shorter period. The Company expects incremental non-cash expense of $13.1 million in fiscal 2020, $8.4 million in fiscal 2021, and $4.7 million in fiscal 2022 related to the shorter amortization period for former favorable lease assets included in the right to use lease asset assuming there is no subsequent re-evaluation of the lease terms for lease modifications that may occur in the future.

Additionally, in accordance with the transition guidance, the Company evaluated locations where the Company was considered the accounting owner and determined the locations met the criteria to be classified as operating leases. As a result, upon adoption of ASC 842, Leases, the Company derecognized the assets and related financing obligations recorded for these leases as accounting owner locations and began to account for the leases as operating leases under ASC 842, Leases, including recognizing rent expense for these locations. Prior to adoption, the Company recorded depreciation expense associated with the building asset and interest expense for the financing lease obligation.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The table below presents the impact of adopting ASC 842, Leases, to the beginning balances for fiscal 2019, including an adjustment, net of tax, to beginning retained earnings of $3.0 million for fiscal 2019.

	January 28, 2019	Adoption impact of ASC 842, Leases	Adjusted balance as of January 28, 2019
Assets:
Operating lease asset, net	$—	$222,585	$222,585
Total property and equipment, net	212,734	(4,397)	208,337
Intangible assets, net	332,417	(72,417)	260,000

Total change to assets		$145,771

Current liabilities:
Accrued liabilities	$83,527	$(5,948)	$77,579
Current portion of long-term debt including obligations under financing lease	2,062	(812)	1,250
Current portion of operating lease liabilities	—	27,968	27,968

Total change to current liabilities		$21,208

Noncurrent liabilities:
Operating lease liabilities	$—	$171,707	$171,707
Finance lease obligations	11,138	(11,138)	—
Closed store reserves	29,808	(23,033)	6,775
Deferred income taxes	28,745	1,736	30,481
Unfavorable lease interests	9,726	(9,726)	—
Other noncurrent liabilities	26,058	(7,981)	18,077

Total change to noncurrent liabilities		$121,565

Stockholders’ equity:
Accumulated deficit	$(434,806)	$2,998	$(431,808)

Total change to stockholders’ equity		$2,998

In August 2018, the FASB issued ASU No. 2018-13, Fair value measurement (Topic 820)—Disclosure framework—Changes to the disclosure requirements for fair value measurement. The amendments in this update improve the effectiveness of fair value measurement disclosures. The Company adopted this standard effective January 28, 2019. There was no impact on the Company’s disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles Goodwill and Other Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract, which aligns the accounting for implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The Company adopted ASU No. 2018-15 effective January 28, 2019 on a prospective basis. There is no impact to the Company’s financial statements.

3. Long-Term Debt

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes, which eliminates certain exceptions related to the approach for intraperiod tax allocation, the methodology for

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

3. Long-Term Debt (continued)

calculating income taxes in interim periods, and the recognition of deferred tax for investments. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for fiscal years, and interim periods within fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently in the process of evaluating the effect this guidance will have on its consolidated financial statements and related disclosures and does not expect the guidance to have a material impact.

The Company’s long-term debt consisted of the following for the dates presented:

	January 26, 2020	January 27, 2019
Senior Secured Notes	$800,000	$800,000
Superpriority Secured Notes	123,125	124,375

Total debt outstanding	923,125	924,375
Less:
Unamortized original issue discount	(6,235)	(7,820)
Unamortized debt issuance costs	(14,873)	(18,531)
Current portion	(1,250)	(1,250)

Total long-term debt	$900,767	$896,774

As of January 26, 2020, the Company was in compliance with its debt covenants under the indenture governing the 9.75% First-Priority Senior Secured Notes due 2023 (the “Senior Secured Notes”) and the indenture governing the Super Senior Secured Notes due 2022. The Company refers to the Super Senior Secured Notes due 2022 as the “Superpriority Secured Notes”.

In March 2020, the Superpriority Secured Notes were redeemed in connection with the issuance of New Superpriority Secured Notes as described in Note 16, “Subsequent Events”.

Original Issue Discount

The Company incurred original issue discounts related to the issuance of the Senior Secured Notes on April 27, 2016 and the Superpriority Secured Notes on March 15, 2018. The original issue discounts incurred with the debt offerings and related expense consisted of the following for the periods presented:

		Year Ended
	Original Issue Discount	January 26, 2020	January 27, 2019
Senior Secured Notes	$8,000	$1,112	$1,002
Superpriority Secured Notes	2,500	473	367

		$1,585	$1,369

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

3. Long-Term Debt (continued)

Debt Issuance Costs

The Company incurred debt issuance costs related to the issuance of the Senior Secured Notes on April 27, 2016, the Revolving Credit Facility on April 27, 2016, and the Superpriority Secured Notes on March 15, 2018. The debt issuance costs incurred and related expense consisted of the following for the periods presented:

		Year Ended
	Debt Issuance Costs	January 26, 2020	January 27, 2019
Senior Secured Notes	$24,171	$3,359	$3,028
Superpriority Secured Notes	1,580	299	232
Revolving Credit Facility	5,056	n/a	3,280

		$3,658	$6,540

The original issue discount and debt issuance costs are recorded as a contra liability on its Consolidated Balance Sheets and are presented as a reduction to Long-term debt. The original issue discount and debt issuance costs are amortized using the effective interest method over the life of the related debt to “Interest expense” on the Company’s Consolidated Statements of Operations.

The Company wrote off the remaining unamortized debt issuance costs of $3,202 in connection with the termination of the Revolving Credit Facility on March 15, 2018 in connection with the issuance of the Superpriority Secured Notes. The write-off of debt issuance costs is recorded to “Loss on extinguishment of debt” on the Company’s Consolidated Statements of Operations.

Senior Secured Notes

On April 27, 2016, the Pomegranate Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Holdings (“Merger Sub”) successfully completed the offering of $800,000 aggregate principal amount of 9.75% First-Priority Senior Secured Notes due 2023. The Senior Secured Notes were offered and sold to qualified institutional buyers within the United States pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside of the United States in compliance with Regulation S under the Securities Act. The Senior Secured Notes have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from registration requirements or a transaction not subject to the registration requirements of the Securities Act or any state securities laws.

The Senior Secured Notes were issued pursuant to an indenture, dated April 27, 2016, among Merger Sub and Wilmington Trust, National Association, as trustee (as supplemented, the “Senior Secured Notes Indenture”). On April 27, 2016, the Company and the initial subsidiary guarantors under the Senior Secured Notes Indenture (the “Subsidiary Guarantors”) entered into a supplemental indenture pursuant to which The Fresh Market, Inc. assumed the obligations of Merger Sub under the Senior Secured Notes and the Senior Secured Notes Indenture, and the Subsidiary Guarantors guaranteed The Fresh Market, Inc.’s obligations under the Senior Secured Notes and the Senior Secured Notes Indenture. The Senior Secured Notes and the related guarantees are secured by first-priority security interests in, subject to certain exceptions set forth in the Senior Secured Notes Indenture and the security documents, substantially all of the existing and future assets of The Fresh Market, Inc. and the Subsidiary Guarantors, which assets also secure the Superpriority Secured Notes described below.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

3. Long-Term Debt (continued)

The Senior Secured Notes will mature on May 1, 2023. Interest on the Senior Secured Notes accrues at 9.75% per annum and is paid semi-annually, in arrears, on May 1 and November 1 of each year.

The Company may redeem the Senior Secured Notes at its option, in whole at any time or in part from time to time, at the redemption prices set forth in the Senior Secured Notes Indenture.

The Senior Secured Notes Indenture contains covenants that limit The Fresh Market, Inc.’s (and most of its Subsidiaries’) ability to, among other things: (i) incur additional indebtedness or issue certain preferred shares; (ii) make dividend payments on or make other distributions in respect of its capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vi) create liens on assets; (vii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; and (viii) enter into certain transactions with its affiliates. These covenants are subject to a number of important limitations and exceptions. Additionally, upon the occurrence of specified change of control events, The Fresh Market, Inc. must offer to repurchase the Senior Secured Notes at 101% of the principal amount, plus accrued and unpaid interest, if any, to, but not including, the purchase date. The Senior Secured Notes Indenture also provides for customary events of default.

Superpriority Secured Notes

On March 15, 2018, the Company’s subsidiary, The Fresh Market, Inc., successfully completed the issuance and sale of $125,000 aggregate principal amount of Super Senior Secured Notes due 2022 (the “Superpriority Secured Notes”) at a purchase price equal to 98.00% of the principal amount thereof. The Superpriority Secured Notes were issued and sold to qualified institutional buyers pursuant to Rule 144A under the Securities Act, to institutional accredited investors within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the Securities Act and to persons outside of the United States in compliance with Regulation S under the Securities Act. The Superpriority Secured Notes were issued pursuant to an Indenture, dated as of March 15, 2018, by and between The Fresh Market, Inc., Holdings, the subsidiary guarantors party thereto, the purchasers party thereto and U.S. Bank, National Association, as trustee (the “Superpriority Secured Notes Indenture”).

All obligations under the Superpriority Secured Notes and the Superpriority Secured Notes Indenture are fully and unconditionally guaranteed by Holdings and each of The Fresh Market, Inc.’s existing and future direct and indirect material subsidiaries, subject to certain exceptions. The Superpriority Secured Notes and the related guarantees are secured by a pledge of The Fresh Market, Inc.’s capital stock directly held by Holdings and substantially all of The Fresh Market, Inc.’s assets and those of each subsidiary guarantor, including a pledge of the capital stock of all entities directly held by the Company or the subsidiary guarantors, in each case subject to certain exceptions.

The Superpriority Secured Notes will mature on the earliest to occur of (x) December 1, 2022, (y) the date that is six months prior to the maturity date in effect under the Parent Revolving Credit Agreement and (z) the date that is six months prior to the maturity date with respect to any debt for borrowed money of The Fresh Market, Inc. in an aggregate outstanding principal amount exceeding $2,500.

Interest on the Superpriority Secured Notes accrues at a rate equal to (i) a LIBOR rate determined by reference to the costs of funds for Dollar deposits for a 3 month interest period, adjusted for certain additional costs and subject to a 1.25% LIBOR rate floor plus (ii) an applicable margin of 10.00% per annum. The applicable margin is subject to one stepdown if the Company achieves a certain EBITDA level. Interest on the Superpriority Secured Notes is payable on the last day of March, June, September and December of each year, beginning, in the case of the Superpriority Secured Notes, on March 30, 2018.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

3. Long-Term Debt (continued)

The Company began paying a commitment fee equal to 1.00% per annum in June 2019 related to the Delayed Draw Superpriority Secured Notes in respect of the unutilized commitments thereunder. The Company has not issued any Delayed Draw Superpriority Secured Notes.

The Superpriority Secured Notes Indenture requires scheduled quarterly amortization payments on the Superpriority Secured Notes in an annual amount equal to 1.0% of the original principal amount of the Superpriority Secured Notes issued on each issue date, with the balance to be paid at maturity. The first scheduled payment was made on October 1, 2018.

In addition, the Superpriority Secured Notes Indenture requires the Company to redeem outstanding Superpriority Secured Notes, subject to certain exceptions, with: (i) 50% of The Fresh Market, Inc.’s annual excess cash flow, as defined under the Superpriority Secured Notes Indenture; (ii) 100% of the net cash proceeds of certain non-ordinary course asset sales, casualty events,and other extraordinary receipts, in each case subject to certain exceptions and reinvestment rights; and (iii) 100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the Superpriority Secured Notes Indenture.

On and after the second anniversary of the applicable issue date for the Superpriority Secured Notes, the Company may redeem such Superpriority Secured Notes at its option, in whole at any time or in part from time to time, at the redemption prices set forth in the Superpriority Secured Notes Indenture. In addition, prior to the second anniversary of the applicable issue date for the Superpriority Secured Notes, the Company may redeem the Superpriority Secured Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the Superpriority Secured Notes redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any.

The Superiority Secured Notes Indenture requires The Fresh Market, Inc. to maintain a maximum super senior secured leverage ratio of 3.00 to 1.00 on a quarterly basis and a minimum daily balance of cash and cash equivalents in aggregate of $18,750.

The Superpriority Secured Notes Indenture contains certain affirmative covenants. The negative covenants in the Superpriority Secured Notes Indenture include, among other things, limitations (none of which are absolute) on the ability of The Fresh Market, Inc. and its subsidiaries to: (i) incur additional debt; (ii) create liens on certain assets; (iii) make certain loans or investments (including acquisitions); (iv) pay dividends on or make distributions in respect of its capital stock or make other restricted payments; (v) consolidate, merge, sell, or otherwise dispose of its assets; (vi) enter into certain transactions with its affiliates; (vii) enter into certain sale-leaseback transactions; (viii) change its lines of business; (ix) restrict dividends from its subsidiaries or restrict liens; (x) change its fiscal year; and (xi) prepay certain debt or modify the terms of certain debt or organizational agreements.

In addition, the Superpriority Secured Notes Indenture contains limitations on the ability of Holdings to, among other things, conduct business other than activities related to its legal existence, the ownership of the equity interests of The Fresh Market, Inc. and its subsidiaries, the performance of its obligations under the Indenture, and the receipt and making of certain distributions.

The Superpriority Secured Notes Indenture contains certain customary events of default, including relating to a change of control. If an event of default occurs, the noteholders and purchasers under the Superpriority Secured Notes Indenture will be entitled to take various actions, including the acceleration of amounts due under the Superpriority Secured Notes and the Superpriority Secured Notes Indenture and all actions permitted to be taken by a secured creditor in respect of the collateral securing the Superpriority Secured Notes and the Superpriority Secured Notes Indenture.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

3. Long-Term Debt (continued)

Termination of Revolving Credit Facility

The Fresh Market, Inc. was acquired via a tender offer and merged into Merger Sub on April 27, 2016 (“Acquisition”). In connection with the Acquisition, The Fresh Market, Inc. assumed obligations under a Revolving Credit Facility (the “Revolving Credit Facility”), in an aggregate principal amount of up to $100,000, with a maturity of five years, which included both a $40,000 letter of credit sub-facility and a $15,000 swingline loan sub-facility.

On March 15, 2018, the Company terminated the Revolving Credit Facility. On the termination date, there was no principal or interest outstanding under the Revolving Credit Facility. The Company recorded $3,202 of unamortized debt issuance costs for the Revolving Credit Facility to the “Loss on extinguishment of debt” line item on the Company’s Consolidated Statements of Operations.

4. Intangibles

Intangibles assets, net

The following table presents the Company’s indefinite-lived tradename intangible asset at January 26, 2020 and January 27, 2019.

	January 26, 2020			January 27, 2019
	Beginning Carrying Amount	Impairment	Ending Carrying Amount	Beginning Carrying Amount	Impairment	Ending Carrying Amount
Tradename	$260,000	$—	$260,000	$260,000	$—	$260,000

Favorable lease assets are definite-lived intangible assets included in the “Intangible assets, net” line item on the accompanying Consolidated Balance Sheets as of January 27, 2019. In accordance with transition guidance for implementing ASC 842, Leases, the balance was reclassified to be included in the “Operating lease assets, net” line item on the accompanying Consolidated Balance Sheets. See Note 7, “Leases” for further details.

The following table presents the Company’s definite-lived intangible assets at January 26, 2020 and January 27, 2019.

	January 26, 2020			January 27, 2019
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Favorable lease agreements(1)	$—	$—	$—	$80,957	$(8,540)	$72,417

(1)

The Company recorded amortization expense for favorable leases of $3,184 for the year ended January 27, 2019, which is included in the “Cost of goods sold” line item in the Consolidated Statements of Operations. Additionally, the Company recorded $3,067 for the write-off of the carrying amount of certain favorable lease balances in connection with stores closed by the Company during the year ended January 27, 2019, which is included in the “Impairments and store closure costs” line item in the Consolidated Statements of Operations. See Note 6, “Impairments and Store Closures” for further details.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

4. Intangibles (continued)

Goodwill

The following table presents the Company’s goodwill at January 26, 2020 and January 27, 2019.

	January 26, 2020			January 27, 2019
	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment Losses	Net Carrying Amount
Goodwill	$728,702	$(158,384)	$570,318	$728,702	$(158,384)	$570,318

Unfavorable lease interests

The Company recorded amortization benefit of $2,719 for unfavorable leases for the year ended January 27, 2019, which is included in the “Cost of goods sold” line item in the Consolidated Statements of Operations. Additionally, the Company recorded $1,425 for the write-off of certain unfavorable lease balances in connection with stores closed during the year ended January 27, 2019. See Note 6, “Impairments and Store Closures” for further details.

Unfavorable lease interests were included in the “Unfavorable lease interests” line item on the accompanying Consolidated Balance Sheets as of January 27, 2019. In accordance with transition guidance for implementing ASC 842, Leases, the balance was reclassified to be included in the “Operating lease assets, net” line item on the accompanying Consolidated Balance Sheets. See Note 7, “Leases” for further details.

5. Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurement, requires fair value measurements to be classified and disclosed in one of the following pricing categories:

•	Level 1—Quoted prices in active markets for identical assets or liabilities as of the reporting date.

•	Level 2—Observable inputs other than quoted prices in active markets for identical assets or liabilities.

•	Level 3—Unobservable inputs in which there is little or no market data available, which require the reporting entity to develop its own assumptions.

The Company’s financial instruments consist primarily of cash and cash equivalents, trade payables, and debt. For cash and cash equivalents and trade payables, the carrying amounts of these financial instruments as of January 26, 2020 and January 27, 2019 were considered representative of their fair values due to their short terms to maturity. The fair values of the Company’s debt is estimated based on indicative quotes, where available. If indicative quotes were not available, the fair value was based on market yields and the underlying terms of the debt. The carrying value of the Company’s Senior Secured Notes and Superpriority Secured Notes are net of original issue discounts and debt issuance costs.

The following table presents the carrying value, fair value, and valuation input levels of the Company’s financial liabilities measured at fair value on a recurring basis as of the dates presented.

	January 26, 2020		January 27, 2019
	Carrying Value	Fair Value	Carrying Value	Fair Value	Valuation Inputs
Senior Secured Notes	$781,600	$416,000	$777,129	$600,000	Level 2
Superpriority Secured Notes	120,417	126,001	120,894	128,211	Level 2
Financing lease obligations	—	—	11,950	9,460	Level 2

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

5. Fair Value Measurements (continued)

The following table shows the carrying value of the Company’s long-lived assets that have been adjusted to fair value on a non-recurring basis and the impact on the Company’s results of operations for the years ended January 26, 2020 and January 27, 2019.

	Carrying Value Prior to Impairment	Fair Value Measurement			Impairment Charge Recognized
For the Year Ended		Level 1	Level 2	Level 3
	(in thousands)
January 26, 2020
Property and equipment	$6,266	$—	$589	$—	$5,677
Right of Use Asset	706	—	—	374	332
January 27, 2019
Property and equipment	$5,029	$—	$1,935	$—	$3,094

Property and equipment

During the year ended January 26, 2020, the Company recorded impairment charges of $5,677 to write-down the carrying value of certain fixed assets to their estimated fair value. This impairment was primarily related to certain store locations and a store closed in September 2019. The amount of the impairment was based on actual sale prices for similar equipment obtained from third-party dealers of such equipment. Quoted prices in active markets for similar equipment are considered a Level 2 input in the fair value measurement hierarchy.

During the year ended January 27, 2019, the Company recorded $3,094 as an impairment to reduce the carrying value of certain fixed assets to their estimated proceeds. This impairment was primarily related to store closure and exit activities in July 2018. The amount of the impairment was based on actual sale prices for similar equipment obtained from third-party dealers of such equipment. Quoted prices in active markets for similar equipment are considered a Level 2 input in the fair value measurement hierarchy.

These charges were measured at various times during fiscal 2019 and 2018. The impairments are included in the “Impairments and store closure costs” line item on the accompanying Consolidated Statements of Operations.

Right of Use Asset

During the year ended January 26, 2020, the Company recorded impairment charges of $332 to write-down the carrying value of certain right of use assets to their estimated fair value. These right of use assets are included in “Operating lease assets, net” line item of the accompanying Consolidated Balance Sheets with the corresponding charge recorded to the “Impairments and store closure costs” line item on the Consolidated Statements of Operations. Assumptions used to estimate the fair value were based on the current economic environment, real estate market rents, and other inputs, which are considered a Level 3 fair value measurement.

Goodwill

The Company performed impairment tests for goodwill on the first day of the fourth quarter of fiscal 2019 and 2018. The Company determined the fair value of its reporting unit exceeded its carrying value in the fiscal 2019 and 2018 analyses, and no impairment charges were recorded.

Recoverability of the carrying value of goodwill is measured at the reporting unit level. In performing a quantitative analysis, the Company uses a combination of the expected present value of future cash flows

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

5. Fair Value Measurements (continued)

(income approach) and comparable public companies (market approach) to determine the implied fair value of the reporting unit, which is similar to how goodwill is estimated in a business combination. These approaches use primarily unobservable inputs, including discount rates, sales growth rates, and gross margin rates, which are considered Level 3 fair value measurements. The analysis took into account expected operating performance as well as overall trends in the grocery and supermarket industry.

Tradename

The Company performed impairment tests for its indefinite-lived tradename intangible asset on the first day of the fourth quarter of fiscal 2019 and 2018. The Company determined the fair value of the tradename asset exceeded its carrying value in the fiscal 2019 and 2018 analyses, and no impairment charges were recorded.

The Company used the relief from royalty method to estimate the fair value of the tradename. This method uses primarily unobservable inputs, including discount rates, royalty rates, growth rates, tax rates, sales projections, and terminal growth rates, which are considered Level 3 fair value measurements.

Lease Obligations

During the year ended January 27, 2019, the Company recorded $20,995 of lease obligations for closed stores and locations where stores were not opened as a nonrecurring fair value measurement. These lease obligation costs are included in the “Accrued liabilities” and “Closed store reserves” line items of the accompanying Consolidated Balance Sheets with the corresponding charge recorded to the “Impairments and store closure costs” line item on the Consolidated Statements of Operations. The lease obligations were estimated based on the present value of the minimum lease payments less an estimate of sublease income, which is a Level 2 fair value measurement.

6. Impairments and Store Closure Costs

The Company closed a store in September 2019 and a store in November 2019 and 15 stores in July 2018. The decision was made to close these stores after careful consideration of expected future cash flows and the long-term strategic importance of each individual store in order to optimize the overall portfolio.

Impairments

Impairments recorded for long-lived assets were as follows for the periods presented:

	Year Ended
	January 26, 2020	January 27, 2019
Property and equipment impairments	$5,677	$3,094
Right of use asset impairments	332	—

Total impairments	$6,009	$3,094

Refer to Note 5, “Fair Value Measurements,” for a discussion of the methods and inputs used to estimate the fair value of those asset groups.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

6. Impairments and Store Closure Costs (continued)

Store Closure Costs

The number of stores closed and related store closure costs were as follows for the periods presented:

	Year Ended
	January 26, 2020	January 27, 2019
Lease liability and closed store reserve adjustments	$(5,935)	$13,864
Lease liability and related ongoing costs	4,805	2,571
Loss on sale of fixed assets, net of write-down and loss on other disposals	196	3,462
Employee and severance costs	214	1,981
Other costs	98	2,290

Total store closure costs	$(622)	$24,168

Stores Closed (in units)	2	15

Store closure costs include related ongoing costs, employee severance costs, write-down and loss on disposal of assets, and other costs. Prior to the adoption of ASC842, Leases, store closure costs also included lease obligation costs related to closed stores, which represented the present value of the remaining noncancelable lease payments required under operating leases for the closed stores, less an estimate of subtenant income. When leases are terminated, lease liabilities and closed store reserves are adjusted to actual expense, which may result in a reversal of prior accrued expense. During the year ended January 26, 2020, negotiated lease terminations resulted in a net benefit for store closure costs, as shown in the “Lease liability and closed store reserve adjustments” line item in the table above.

Closed Store Reserves

Activity for the closed store reserve during the years ended January 26, 2020 and January 27, 2019 was as follows:

	January 26, 2020	January 27, 2019
Beginning balance	$37,460	$31,191
ASC 842 adoption	(28,477)	—
Additions and adjustments	(2,564)	12,775
Payments	(2,312)	(6,506)

Ending balance	$4,107	$37,460

With the adoption of ASC 842, Leases, the Company utilized transition guidance where lease assets established under ASC 842, Leases, were offset by existing closed store reserves. The Company reduced the carrying value for lease assets associated with closed store locations by $28,477.

Lease Assignments

As of January 26, 2020, the Company has assigned or sublet, to various third parties, three leases on properties where it no longer operates stores. The assignees are responsible for making the payments required by the leases and are liable for any payments that the Company makes on their behalf. The Company remains secondarily liable in the event of default by the assignees, with the lease terms expiring on or before January 31,

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

6. Impairments and Store Closure Costs (continued)

2028 plus additional option terms if an assignee exercises renewal options. The maximum potential liability for future rental payments related to the primary lease term that the Company could be required to make under these leases at January 26, 2020 was $5,640. The Company could also be obligated to pay property taxes and other lease related costs in the event of default by the assignee. The potential liability under these leases will decrease over time as lease payments are made, and the assigned leases expire. The Company believes it is remote that it will be ultimately responsible for the obligations under these leases and, as a result, no obligation was recorded at January 26, 2020.

7. Leases

The Company leases all of its retail store locations, its administrative offices, and certain equipment, under noncancelable operating lease agreements that expire from 2020 to 2035. The store location leases generally have an initial term ranging from 10 to 15 years and contain renewal options ranging from 15 to 30 years with increased rental rates during the option periods.

ASC 842, Leases, Disclosures

Lease costs includes both the fixed and variable expense recorded for leases. The components of lease cost were as follows for the periods presented:

		Year Ended
	Primary Classification	January 26, 2020
Operating lease cost	Cost of Goods Sold(1)	$76,275
Variable lease cost	Cost of Goods Sold(1)	17,213
Sublease income	Cost of Goods Sold	(670)

Total net lease cost		$92,818

(1)

Operating lease costs of $1,749 and variable lease cost of $118 associated with administrative offices and equipment rentals were recorded in the “Selling, general and administrative” line item on the Consolidated Statements of Operations.

In addition to the presented lease cost, lease costs for closed stores of $4,730 were recorded in the “Impairments and store closure costs” line item on the Consolidated Statements of Operations.

The Company incurs variable lease-related expenses such as real estate taxes, insurance and maintenance that are generally based on the Company’s pro-rata share of the total square footage of the property being leased. The Company’s store lease expenses are recorded in the “Cost of goods sold” line item on the accompanying Consolidated Statements of Operations. Lease expenses related to the Company’s corporate offices and lease expenses incurred prior to store openings are recorded in the “Selling, general and administrative expenses” line item on the Consolidated Statements of Operations.

From time to time, the Company enters into leases at locations with excess square footage that is demised and sublet to third parties. The operating lease cost for sublet locations is reduced by sublease rental income, which is recorded to the “Cost of good sold” line item on the Consolidated Statements of Operations. The

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

7. Leases (continued)

sublease arrangements do not contain renewal options beyond the associated head lease. The Company estimates future sublease rental income to be as follows:

		Sublease rental income
	2020	$502
	2021	607
	2022	569
	2023	238
	2024	93
Thereafter		178

Total		$2,187

After adopting ASC 842, Leases, on January 28, 2019, all of the Company’s leases with fixed lease costs are operating leases; therefore, there are no finance leases assets or liabilities recorded on the Company’s Consolidated Balance Sheets. The Company’s supplemental balance sheet information related to leases was as follows as of the date presented:

	Classification	January 26, 2020
Assets
Operating	Operating Lease Asset	$199,625

Liabilities
Current
Operating	Current portion of operating lease liabilities	$27,616
Noncurrent
Operating	Operating lease liabilities	163,174

Total lease liabilities		$190,790

Weighted average remaining lease term (years)	January 26, 2020
Operating lease	6.6
Weighted average discount rate
Operating lease	18.7%

The adoption of ASC 842, Leases, on January 28, 2019 resulted in adjustments to the lease assets being recorded in accordance with transition guidance. Included in the measurement of the lease assets at the adoption of ASC 842, Leases, are transition balances for intangible assets and liabilities associated with favorable and unfavorable lease agreements recorded in purchase accounting under ASC 805, closed store reserves, deferred rent, and tenant improvement allowances as of January 28, 2019. The amortization periods for these transition adjustments are based on the related leased asset’s single unit of account, and determined using the remaining lease term, including any renewal options that the Company was reasonably certain to exercise, for the related leased asset. The single unit of account resulted in an increase in amortization expense of $19.8 million for the year ended January 26, 2020, primarily driven by amortizing the former favorable lease assets over a shorter period. The Company expects incremental non-cash expense of $13.1 million in fiscal 2020, $8.4 million in

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

7. Leases (continued)

fiscal 2021, and $4.7 million in fiscal 2022 related to the shorter amortization period for former favorable lease assets included in the right to use lease asset assuming there is no subsequent re-evaluation of the lease terms for lease modifications that may occur in the future.

Supplemental cash flow and other information related to leases was as follows for the period presented:

Year Ended
Cash paid for amounts included in measurement of lease liabilities:	January 26, 2020
Operating cash flows for operating leases	$61,414
Lease assets obtained in exchange for lease liabilities:
Operating leases	$23,774

Maturities of lease liabilities are as follows:

		Operating Leases
	2020	$59,824
	2021	54,598
	2022	48,437
	2023	42,841
	2024	34,424
Thereafter		94,342

Total		334,466
Less: Imputed Interest		(143,676)

Total lease liabilities		190,790
Less: Current portion		(27,616)

Long-term lease liabilities		$163,174

ASC 840 disclosures related to periods prior to adoption of ASC 842, Leases

Total rent expense, net of subtenant lease income, for the year ended January 27, 2019 was as follows:

Year Ended
January 27, 2019
Minimum rentals	$55,787
Contingent rentals	90

$55,877

8. Employee Benefits

Accrued Compensated Absences

The Company provides its employees with paid annual leave that may be used for any purpose. Paid annual leave is earned and accrued throughout the year at a rate based on eligible employees’ years of service as of the beginning of the fiscal year, less an estimate for forfeitures. Beginning in fiscal 2019, employees did not have the right to carryforward unused balances to future years, except where required by law. In fiscal 2018, employees had the right to carryforward 80 hours of unused balances to future years.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

8. Employee Benefits (continued)

The Company’s liability related to paid annual leave was $592 and $4,267 at January 26, 2020 and January 27, 2019, respectively.

Employee Savings and Profit Sharing Plan

The Company sponsors an employee savings and profit sharing plan which is a defined contribution retirement plan subject to Section 401(k) of the Internal Revenue Code. The plan is voluntary. The plan is available to all eligible employees hired before July 1, 2019 after 60 days of service. For employees hired after July 1, 2019, the plan is available to all full-time employees after 60 days of service and part-time employees after 1,000 hours worked in their first year of service or in any calendar year thereafter. The Company may, in its discretion, provide a matching contribution up to defined maximums. The expense recorded for the Company’s match to the 401(k) plan was $1,037 and $1,428 for the years ended January 26, 2020 and January 27, 2019, respectively.

9. Income Taxes

On December 22, 2017, the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”) was enacted, which changes various corporate income tax provisions within the existing Internal Revenue Code. The Tax Act made broad and complex changes to the U.S. tax code. The most significant change impacting the Company in 2017 is the reduction of the corporate federal income tax rate from 35.00% to 21.00%, effective January 1, 2018.

SEC Staff Accounting Bulletin No. 118 (SAB 118), Income Tax Accounting Implications of the Tax Cuts and Jobs Act describes three scenarios associated with a company’s status of accounting for the Tax Act. Under the SAB 118 guidance, the Company determined that while its accounting for the Tax Act was incomplete, the Company was able to make reasonable estimates for certain effects of the Tax Act. During the year ended January 28, 2018, the Company recognized provisional amounts for its deferred income taxes based on reasonable estimates. During the year ended January 27, 2019, the Company continued to evaluate the accounting implications of the Tax Act using guidance from the U.S. Treasury Department, Internal Revenue Service and other standard-setting bodies. The Company completed its analysis during the year ended January 27, 2019 and did not adjust the provisional amounts recorded during the year ended January 28, 2018.

The income tax provision consisted of the following for the presented periods:

	Year Ended
	January 26, 2020	January 27, 2019
Current:
Federal	$62	$(312)
State	82	14

Total current	144	(298)

Deferred:
Federal	4,277	(20,001)
State	(1,528)	872

Total deferred	2,749	(19,129)

Total income tax provision	$2,893	$(19,427)

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

A reconciliation of the statutory federal income tax rate and the Company’s effective tax rate is as follows:

	Year Ended
	January 26, 2020	January 27, 2019
Statutory federal rate	21.00%	21.00%
State income taxes	2.36%	4.17%
Valuation Allowance	(28.75)%	(5.60)%
Other	0.76%	0.29%

Effective tax rate	(4.63)%	19.86%

The components of the Company’s deferred tax assets and liabilities are as follows:

	January 26, 2020	January 27, 2019
Deferred Tax Assets:
Accrued compensation	$119	$2,424
Accrued expenses	7,463	16,557
Deferred and share-based compensation	670	1,058
Net operating loss and credit carryforwards	29,352	35,664
Interest expense limitation	34,730	19,265
Financing lease obligations	—	3,052
Operating lease liabilities	48,673	—
Other	507	382

Total gross deferred tax assets	121,514	78,402
Valuation allowance on deferred tax assets	(32,463)	(14,485)

Total net deferred tax assets	89,051	63,917

Deferred Tax Liabilities:
Depreciation	(1,511)	(7,084)
Inventories	(3,294)	(2,930)
Favorable and unfavorable leases	—	(15,975)
Operating lease assets, net	(50,887)	—
Tradename	(66,051)	(66,253)
Prepaid expenses	(538)	(420)

Total deferred tax liabilities	(122,281)	(92,662)

Net deferred tax liability	$(33,230)	$(28,745)

At January 26, 2020, for federal income tax purposes, the Company had net operating loss carryforwards of $91,650, of which $18,759 expire in 2036 and the remaining $72,891 do not expire, and a Work Opportunity Tax Credit carryforward of $2,896, which expires between 2036 and 2039. For state income tax purposes, the Company had net operating loss carryforwards of $164,366 expiring between 2021 and 2039.

The Company assesses its deferred tax assets and related likelihood of realization, considering both positive and negative evidence, and determined it is more likely than not that a portion of the Company’s deferred tax assets will not be realized. As of January 26, 2020, the Company had recorded a $32,463 valuation allowance to offset its deferred tax assets for carryforward credits and other deferred tax assets that are expected to expire

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

9. Income Taxes (continued)

unutilized. The valuation allowance is recorded in the “Deferred income taxes” line item on the Consolidated Balance Sheets. The related expense of $17,978 associated with changes in the valuation allowance is recorded to the “Tax provision (benefit)” line item on the Consolidated Statements of Operations.

As of January 26, 2020 and January 27, 2019, the Company had no accrued interest or penalties related to uncertain tax positions. There were no unrecognized tax benefits that would affect the Company’s effective tax rate if recognized. The Company does not expect its unrecognized tax benefits to change significantly in the next 12 months. The Company’s policy for recording interest and penalties associated with uncertain tax positions is to record such items as a component of income taxes.

The Company files income tax returns in the U.S. Federal jurisdiction and in various state jurisdictions. The statute of limitation remains open for U.S. and certain state income tax examinations for tax years 2015 through 2019.

10. Share-based Compensation

Stock Option Plan

The Board of Directors adopted the Pomegranate Parent Holdings, Inc. Stock Option Plan, whereby Parent may grant equity incentive stock options to directors or employees of the Company. The Company granted options to purchase shares of its common stock to certain employees of the Company.

Options granted before fiscal 2018 are subject to certain service and market condition vesting criteria and are split evenly between three tranches, which have different vesting requirements. The options in the first tranche are service based and vest in equal installments on each of the first five anniversaries of the grant date. The second and third tranches of options are based on market conditions and vest if the conditions are met. The Monte Carlo simulation model was used to estimate the fair value of all three tranches.

Options granted after February 2018 vest and become exercisable upon a change of control. In addition, certain grants also vest and become exercisable upon an initial public offering. The Black-Scholes model was used to estimate the fair value of the options granted in fiscal 2018 and 2019.

Because of the nature of the vesting criteria for options granted after February 2018, the Company cannot determine when it is probable that the vesting criteria will be achieved. As a result, share-based compensation expense associated with the new grants will not be recognized until the vesting criteria are met, such as a change in control or initial public offering.

All options are subject to accelerated vesting in the event of a change in control and expire on the seventh anniversary of the grant date. There are 4,811,550 options outstanding, net of forfeitures, as of January 26, 2020.

The following table summarizes the share-based compensation expense related to the Stock Option plan for the periods presented (in thousands, except per share amounts):

	Year Ended
	January 26, 2020	January 27, 2019
Share-based compensation (benefit) expense	$(1,503)	$388
Weighted average grant date value	$2.01	$1.82

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

10. Share-based Compensation (continued)

The benefit related to share-based compensation for the year ended January 26, 2020 was due to forfeitures. Share-based compensation expense is included in the “Selling, general and administrative expenses” line item on the accompanying Consolidated Statements of Operations.

The following table summarizes option activity under the Stock Option Plan for the year ended January 26, 2020 (in thousands, except per share amounts and contractual lives in years):

	Stock Options	Weighted Average Grant Date Fair Value	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding awards, January 27, 2019	5,492	$2.70	$5.24
Granted	800	2.01	3.30
Forfeited	(1,480)	3.77	5.14

Outstanding awards, January 26, 2020	4,812	$2.26	$4.95	5.2

Expected to vest, January 26, 2020(1)	593	$4.60	$8.41	3.4
Exercisable stock options, January 26, 2020	143	$5.11	$10.00	3.4

(1)	Expected to vest excludes 4,219 options where the vesting criteria related to a change of control or initial public offering is not probable of being achieved.

As of January 26, 2020, the Company had $8,668 of total unrecognized share-based compensation expense related to unvested options. Of which, $955 is expected to be amortized over the remaining weighted-average vesting period of 1.4 years. The remaining $7,713 will be recognized when the vesting criteria is met upon a change of control, or for certain awards upon an initial public offering. As of January 26, 2020, no stock options have been exercised.

The fair value of the stock option grants and modifications during fiscal 2019 and 2018 have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions.

	2019	2018
Risk-free interest rate	1.78%	2.63%
Expected life, in years	5	5
Expected volatility	73.92%	69.28%
Dividend yield	—%	—%
Weighted average exercise price	$3.30	$4.00

The risk-free interest rate is based on the U.S. Treasury constant maturities on the date of the grant for the time period equal to the expected term of the options granted. Expected volatility was calculated on the basis of the average volatilities of similar entities and considered characteristics such as industry, stage of life cycle, size, financial leverage and comparable programs and participant pools. The Company determined the use of historical volatility for similar entities represents a more accurate calculation of option fair value. Expected life is calculated in a like manner and is based upon the industry, stage of life cycle, size, financial leverage and comparable programs and participant pools. The assumptions used to calculate the fair value of options granted are evaluated and revised for new awards, as necessary, to reflect market conditions and experience.

11. Insurance Reserves

The Company has insurance policies for general liability, medical, and workers’ compensation benefits that contain significant deductibles. The cost of these insurance claims is accrued based on actual claims reported

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

11. Insurance Reserves (continued)

plus loss development factors. These estimates are based on historical information along with certain assumptions about future events and are subject to change as additional information becomes available. The Company had accrued liabilities related to these claims of $28,843 at January 26, 2020 and $28,050 at January 27, 2019. Insurance reserves are recorded to the “Accrued liabilities” and “Other liabilities” line items on the accompanying Consolidated Balance Sheets.

12. Supplementary Balance Sheet Information

The following table provides a reconciliation of cash, cash equivalents, and restricted cash as presented in the Consolidated Balance Sheets for the fiscal periods presented to cash, cash equivalents, and restricted cash as presented in the Consolidated Statements of Cash Flows for the fifty-two weeks ended January 26, 2020 and January 27, 2019:

	January 26, 2020	January 27, 2019
Cash and cash equivalents	$136,560	$158,736
Restricted cash	25,480	28,135

Total cash, cash equivalents, and restricted cash in the Consolidated Statements of Cash Flows	$162,040	$186,871

The following reflects supplementary balance sheet information for the Company’s property and equipment, net at January 26, 2020 and January 27, 2019:

	January 26, 2020	January 27, 2019
Buildings	$13,439	$19,251
Store fixtures and equipment	231,719	226,693
Leasehold and land improvements	133,616	134,354
Office furniture, fixtures and equipment	11,472	10,904
Automobiles	206	349
Construction in progress	1,252	2,437

Total property and equipment	391,704	393,988
Accumulated depreciation	(228,016)	(181,254)

Total property and equipment, net	$163,688	$212,734

The following reflects supplementary balance sheet information for the Company’s accrued liabilities at January 26, 2020 and January 27, 2019:

	January 26, 2020	January 27, 2019
Accrued compensation and benefits	$17,916	$27,530
Accrued occupancy costs	8,139	8,063
Accrued closed store accrual	1,180	7,652
Accrued interest	19,816	20,236
Other accrued liabilities	18,505	20,046

Total accrued liabilities	$65,556	$83,527

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

13. Earnings Per Share

The computation of basic earnings per share is based on the number of weighted-average common shares outstanding during the period. The computation of diluted earnings per share considers the dilutive effect of common stock equivalents consisting of incremental common shares deemed outstanding from the assumed exercise of stock options. None of the Company’s stock options were dilutive during the years ended January 26, 2020 and January 27, 2019 as the Company recognized a net loss for both periods.

A reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations follows (in thousands, except per share amounts):

	Year Ended
	January 26, 2020	January 27, 2019
Net loss available to common stockholders (numerator for basic and diluted earnings per share)	$(65,417)	$(78,597)

Weighted average common shares outstanding (denominator for basic earnings per share)	67,500	67,500
Potential common shares outstanding:
Incremental shares from share-based awards	—	—

Weighted average common shares outstanding and potential additional common shares outstanding (denominator for diluted earnings per share)	67,500	67,500

Net loss per share:
Basic	$(0.97)	$(1.16)

Diluted	$(0.97)	$(1.16)

14. Related-Party Transactions

Management Services Agreements

The Company is controlled by the Apollo Funds and is a party to a management services agreement with an affiliate of Apollo to provide certain management consulting and advisory services as well as a similar management services agreement with certain entities affiliated with Ray Berry and Brett Berry (collectively, the “Rollover Stockholders”). The Company pays a non-refundable quarterly management fee of $375 in the aggregate, to an affiliate of Apollo and the Rollover Stockholders, with each receiving their relative pro rata shares of such quarterly management fee based on their relative pro rata ownership of Parent.

The following table reflects fees under the management service agreements, which were incurred by the Company during the periods presented:

	Year Ended
	January 26, 2020	January 27, 2019
Affiliate of Apollo	$1,166	$1,166
Rollover Stockholders	334	334

	$1,500	$1,500

The fees under the management service agreements are included in the “Selling, general and administrative expenses” line item on the accompanying Consolidated Statements of Operations.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

14. Related-Party Transactions (continued)

Real Estate Leases

An entity affiliated with a former officer and director of the Company, who is a family member of two members of the Company’s Board of Directors as of January 26, 2020, acquired shopping centers in which the Company leases a retail store location. The shopping centers were acquired in fiscal 2013 and fiscal 2019. In fiscal 2018, an affiliated entity of Apollo acquired a shopping center in which the Company currently leases a retail store location.

The following table reflects the lease expenses associated with related party landlords for the periods presented:

	Year Ended
	January 26, 2020	January 27, 2019
Real Estate Leases	$788	$485

15. Commitments and Contingencies

Litigation

From time to time, the Company is involved in various legal proceedings in the normal course of business, including labor and employment, premises, personal injury, consumer product liability and general liability claims, and claims related to commercial and leasing matters. The Company reviews the status of its legal proceedings and performs an assessment of potential loss contingencies using a number of factors, including those listed in FASB ASC No. 450-20, Contingencies—Loss Contingencies, regarding the probability of a loss and whether a loss is reasonably estimable. In the opinion of management, the resolution of currently pending matters, other than those described or referred to in the following paragraph, will not have a material adverse effect on the Company’s financial condition or results of operations. However, because of the nature and inherent uncertainties of litigation, the Company cannot predict with certainty the ultimate resolution of these actions and, should the outcome be unfavorable, the Company’s business, financial position, results of operations or cash flows could be materially and adversely affected.

On October 6, 2016, Elizabeth Morrison filed a purported stockholder class action in the Court of Chancery of the State of Delaware (the “Court of Chancery”) against the members of the board of directors of The Fresh Market, Inc. at the time of the April 27, 2016 acquisition of The Fresh Market, Inc. by Holdings (the “Acquisition”) as well as former (and now current at The Fresh Market, Inc.) board member Brett Berry. The case is captioned Elizabeth Morrison v. Ray Berry, et. al., Civil Action No. 12808. Morrison alleges that the members of The Fresh Market, Inc.’s board of directors, aided and abetted by defendant Brett Berry, breached their fiduciary duties of loyalty and due care owed to the plaintiff and the public stockholders of The Fresh Market, Inc., including by allegedly failing to obtain a fair price and failing to engage in a fair process in connection with the Acquisition. The complaint seeks, among other things, rescissory and compensatory damages in an unspecified amount, plus interest and attorneys’ fees. The Court granted Morrison’s Motion for Class Certification, and, subsequently, granted the defendants’ Motions to Dismiss and dismissed the action.

On July 9, 2018, the Delaware Supreme Court reversed the dismissal of the action and remanded the case to the Court of Chancery for additional proceedings. On March 7, 2019, Morrison filed an amended complaint adding claims against The Fresh Market, Inc.’s former CEO (as an officer) and former general counsel for breach of fiduciary duty and against Apollo and affiliates, J.P. Morgan Securities LLC and affiliates, and Cravath, Swaine & Moore LLP for aiding and abetting breach of fiduciary duty. On May 29, 2019, Morrison filed a

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

15. Commitments and Contingencies (continued)

second amended complaint. All defendants subsequently filed separate motions to dismiss which were heard by the Court on September 23, 2019. By June 1, 2020, the Court of Chancery issued rulings on all the defendants’ motions granting the motions to dismiss filed by The Fresh Market, Inc.’s independent board of directors, Brett Berry, Cravath, and Apollo and affiliates, but it denied the motions to dismiss filed by the former CEO, the former general counsel, Ray Berry, and J.P. Morgan Securities LLC and affiliates.

In January 2021, the parties agreed to engage in private mediation with the goal of resolving the litigation. On February 26, 2021, the parties submitted a notice to the Court of Chancery that they had reached a preliminary agreement to settle this matter for a gross settlement amount of $27.5 million and planned to submit definitive settlement papers shortly. The Company concurrently engaged in continuing negotiations with its insurers, resulting in agreements by which, in exchange for certain mutual releases, the insurers agreed to fund $12.4 million of the settlement pursuant to our directors & officers liability insurance. Accordingly, the Company will contribute the balance ($15.1 million) to the settlement on a date to be determined by the Court of Chancery. On March 11, 2021, the parties filed with the Court of Chancery an executed Stipulation of Settlement, which, once approved by the Court of Chancery, will establish the timeline and as well as the parties’ respective obligations in connection with securing the Court of Chancery’s final approval of the settlement. Per the terms of the Stipulation of Settlement filed with the Court of Chancery and the Proposed Scheduling Order submitted therewith, the parties expect that the Court of Chancery may hold a final settlement approval hearing in mid- to late May 2021.

16. Subsequent Events

The Company has evaluated subsequent events from January 26, 2020 through March 12, 2021, the date these consolidated financial statements were issued, and determined that the following events should be disclosed.

Coronavirus Pandemic

In late 2019, a new strain of the coronavirus was detected in Wuhan, China and other jurisdictions, prompting the Chinese government to quarantine certain affected regions and impose both internal and external travel restrictions within the country. The virus has since spread to other parts of the world, including the U.S. In an effort to mitigate the continued spread of the virus, federal, state and local governments, as well as certain private entities have mandated various restrictions, including travel restrictions, restrictions on public gatherings, and quarantining of people who may have been exposed to the virus. As a result of these restrictions, together with a general fear of the impact on the global economy and financial markets, there is significant uncertainty surrounding the potential impact on our business. While too early to quantify, we have experienced some impact on our sales. As of the date of the report, the impact has been largely favorable due to increased sales and larger basket sizes associated with one-time stocking up of pantries, increased consumption of food at home, and customers consolidating purchases during less frequent shopping trips. Going forward, the virus could negatively impact our results of operations by disrupting production and delivery of products to our stores, by impacting our ability to appropriately staff our stores, or by otherwise changing shopping behaviors. As events are rapidly changing, we are unable to accurately predict the impact that the coronavirus will have on our results of operations due to uncertainties including, but not limited to, the duration of quarantines and other travel restrictions within the U.S., the ultimate geographical spread of the virus, the severity of the disease, the duration of the outbreak, the effect of stay-at-home orders, and the public’s response to the outbreak.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

16. Subsequent Events (continued)

Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”)

On March 27, 2020, the CARES Act was signed into law by President Trump. The CARES Act is an approximately $2 trillion emergency stimulus package to provide direct economic support to businesses and individuals affected by the coronavirus pandemic. The CARES Act includes several significant business tax provisions that are available to the Company, that, among other things, allows deferment of employer side social security payments, increases the allowable business interest deduction under Section 163(j) from 30% to 50%, limits the carryforward of certain federal net operating losses, and corrects the tax depreciation methods for qualified improvement property. Associated with the enactment of the CARES Act, the Company recorded discrete adjustments, mainly related to establishing a valuation allowance on the deferred tax asset for its federal net operating loss carryforward.

Issuance of Super Senior Secured Notes Due 2025

General

On March 13, 2020, the Company’s subsidiary, The Fresh Market, Inc., completed the issuance and sale of $135 million aggregate principal amount of Super Senior Secured Notes due 2025 (the “Initial New Superpriority Secured Notes”) at a purchase price equal to 99.00% of the principal amount thereof in a private placement transaction. The Initial New Superpriority Secured Notes were issued pursuant to an Indenture by and between The Fresh Market, Inc., Holdings, the subsidiary guarantors party thereto and Wilmington Trust, National Association, as trustee (the “New Superpriority Secured Notes Indenture”).

The New Superpriority Secured Notes and the related guarantees are secured by first priority liens with respect to the collateral that rank pari passu with the liens on the collateral securing the Senior Secured Notes (although the holders of the New Superpriority Secured Notes will be entitled to receive payments ahead of the Senior Secured Notes under a payment waterfall set forth in the existing intercreditor agreement and the Senior Secured Notes are not secured by a pledge of the equity interests of The Fresh Market, Inc. held by Holdings), as described below.

Proceeds from the Initial New Superpriority Secured Notes were used to finance the redemption in full of the existing Superpriority Secured Notes and for general corporate purposes. Proceeds from the Additional New Superpriority Secured Notes, if any, will be used for general corporate purposes. In connection with the redemption in full of the Superpriority Secured Notes, the Superpriority Secured Notes Indenture was terminated.

Maturity, Interest Rates and Fees

The New Superpriority Secured Notes will mature on March 13, 2025, subject to a springing maturity to March 1, 2023 if the aggregate principal amount of the Senior Secured Notes outstanding on such date equals or exceeds $120 million.

Interest on the New Superpriority Secured Notes accrues at a rate equal to (i) a LIBOR rate determined by reference to the costs of funds for Dollar deposits for a 3 month interest period, adjusted for certain additional costs and subject to a 1.25% LIBOR rate floor plus (ii) an applicable margin of 9.50% per annum. The applicable margin is subject to one stepdown and one stepup, depending on the annualized EBITDA of The Fresh Market, Inc. as set forth in the New Superpriority Secured Notes Indenture. Interest on the New Superpriority Secured Notes is payable on the last day of March, June, September and December of each year, beginning, in the case of the Initial New Superpriority Secured Notes, on March 31, 2020.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

16. Subsequent Events (continued)

The Company is required to pay a commitment fee equal to 4.00% per annum in respect of the commitments of the purchasers party to the Purchase Agreement in respect of the unutilized commitments thereunder.

Amortization and Mandatory Redemptions

The New Superpriority Secured Notes Indenture requires scheduled quarterly amortization payments on the New Superpriority Secured Notes in an annual amount equal to 1.0% of the original principal amount of the New Superpriority Secured Notes outstanding on each issue date, with the balance to be paid at maturity.

In addition, the New Superpriority Secured Notes Indenture requires the Company to make an offer to holders to redeem outstanding New Superpriority Secured Notes, subject to certain exceptions, at the prices set forth in the New Superpriority Secured Notes Indenture with:

•	50% of The Fresh Market, Inc.’s annual excess cash flow, as defined under the New Superpriority Secured Notes Indenture;

•	100% of the net cash proceeds of certain non-ordinary course asset sales, casualty events and other extraordinary receipts, in each case subject to certain exceptions; and

•	100% of the net cash proceeds of any issuance or incurrence of debt, other than proceeds from debt permitted under the New Superpriority Secured Notes Indenture.

Voluntary Redemption

The Company may redeem the New Superpriority Secured Notes, in whole or in part, at any time on or after March 13, 2022 (but prior to March 13, 2023) at a price equal to 103% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. The Company may redeem the New Superpriority Secured Notes, in whole or in part, at any time on or after March 13, 2023 (but prior to March 13, 2024) at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. The Company may redeem the New Superpriority Secured Notes, in whole or in part, at any time on or after March 13, 2024 at a price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the date of redemption. In addition, prior to March 13, 2022, the Company may redeem the New Superpriority Secured Notes at its option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the New Superpriority Secured Notes redeemed, plus a “make-whole” premium and accrued and unpaid interest, if any, to, but not including, the date of redemption.

Collateral and Guarantors

All obligations under the New Superpriority Secured Notes and the Indenture are fully and unconditionally guaranteed by Holdings and each of The Fresh Market, Inc.’s existing and future direct and indirect material subsidiaries, subject to certain exceptions. The New Superpriority Secured Notes and the related guarantees are secured by a pledge of The Fresh Market, Inc.’s capital stock directly held by Holdings and substantially all of The Fresh Market, Inc.’s assets and those of each subsidiary guarantor, including a pledge of the capital stock of all entities directly held by The Fresh Market, Inc. or the subsidiary guarantors, in each case subject to certain exceptions. Such security interests consist of first-priority liens with respect to the collateral that rank pari passu with the liens on the collateral securing the Senior Secured Notes (although the holders of the New Superpriority Secured Notes will be entitled to receive payments ahead of the Senior Secured Notes under a payment waterfall set forth in the existing intercreditor agreement as described in the following paragraph and the Senior Secured Notes are not secured by a pledge of the equity interests of The Fresh Market, Inc. held by Holdings).

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

16. Subsequent Events (continued)

Under the terms of the security documents and intercreditor agreement, subject to certain exceptions set forth therein, if there is an event of default existing under the New Superpriority Secured Notes Indenture, any amounts received by the collateral agent or any other secured party in respect of the New Superpriority Secured Notes, the Senior Secured Notes or any other indebtedness subject to the intercreditor agreement (whether or not proceeds of collateral) will be applied to repay the noteholders under the New Superpriority Secured Notes Indenture prior to any payment to the holders of the Senior Secured Notes until the obligations under the New Superpriority Secured Indenture and the New Superpriority Secured Notes, including in respect of interest, fees and expenses (including interest, fees, expenses, indemnity claims and other monetary obligations accrued during the pendency of an insolvency proceeding, whether or not constituting an allowed claim in such proceeding), have been paid in full.

Restrictive Covenants and Other Matters

The New Superpriority Secured Notes Indenture requires that The Fresh Market, Inc. maintains a daily minimum balance of cash and cash equivalents in aggregate of $7.5 million.

The New Superpriority Secured Notes Indenture contains certain affirmative covenants. The negative covenants in the Indenture include, among other things, limitations (none of which are absolute) on the ability of The Fresh Market, Inc. and its subsidiaries to:

•	incur additional debt;

•	create liens on certain assets;

•	make certain loans or investments (including acquisitions);

•	pay dividends on or make distributions in respect of its capital stock or make other restricted payments;

•	consolidate, merge, sell or otherwise dispose of its assets;

•	enter into certain transactions with its affiliates;

•	enter into certain sale-leaseback transactions;

•	change its lines of business;

•	restrict dividends from its subsidiaries or restrict liens;

•	change its fiscal year; and

•	prepay certain debt or modify the terms of certain debt or organizational agreements.

In addition, the New Superpriority Secured Notes Indenture contains limitations on the ability of Holdings to, among other things, conduct business other than activities related to its legal existence, the ownership of the equity interests of The Fresh Market, Inc. and its subsidiaries, the performance of its obligations under the New Superpriority Secured Notes Indenture and the receipt and making of certain distributions.

The New Superpriority Secured Notes Indenture contains certain customary events of default, including relating to a change of control. If an event of default occurs, the noteholders under the New Superpriority Secured Notes Indenture will be entitled to take various actions, including the acceleration of amounts due under the New Superpriority Secured Notes and the New Superpriority Secured Notes Indenture and all actions permitted to be taken by a secured creditor in respect of the collateral securing the New Superpriority Secured Notes and the New Superpriority Secured Notes Indenture.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

The Fresh Market Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

16. Subsequent Events (continued)

Redemption and Termination of Superpriority Secured Notes

On March 13, 2020, the Company redeemed all of the outstanding Superpriority Secured Notes at a redemption price of $1,064.88 per $1,000 of outstanding principal amount of Superpriority Secured Notes, which redemption price represented the “make-whole” premium on the Superpriority Secured Notes on the date of redemption plus accrued and unpaid interest, and terminated all commitments under the indenture governing the Superpriority Secured Notes. The redemption amount paid in total was $131,114.

The Company incurred a loss on the extinguishment of debt of $7,572 for the termination of the Superpriority Secured Notes in connection with the issuance of the New Superpriority Secured Notes on March 13, 2020. The loss on extinguishment of debt included the write off for the remaining unamortized original issue discount of $1,622 and debt issuance costs of $1,025. Additionally, the Company paid a make whole premium of $4,925 to redeem the Superpriority Secured Notes. The charges associated with the redemption of the Superpriority Secured Notes are recorded to “Loss on extinguishment of debt” on the Company’s Consolidated Statements of Operations.

Purchase of Senior Secured Notes

During July 2020, the Company purchased Senior Secured Notes with a face value of $62,506 in open market transactions at the Company level for a total of $54,638, which included $53,530 for the bonds at fair market value and $1,108 for accrued, but unpaid interest at the time of purchase. The purchase of Senior Secured Notes by the Company was considered an effective retirement of the bonds. As a result, the Company recognized a gain on the extinguishment of debt of $7,704 associated with the effective retirement of the bonds, which is the difference between the bond’s fair market value of $53,530 and carrying value of $61,234 on the purchase date.

One-Time Dividend Distribution

In January 2021, the Company distributed approximately $73,044 in cash and assets that had been held at the Company level, including the $62,506 aggregate principal amount of the Senior Secured Notes purchased during July 2020.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Shares

The Fresh Market Holdings, Inc.

Common Stock

PRELIMINARY PROSPECTUS

Credit Suisse

            , 2021

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

Set forth below is a table of the registration fee for the Securities and Exchange Commission and estimates of all other expenses to be paid by the registrant in connection with the issuance and distribution of the securities described in the registration statement. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee and the exchange listing fee.

SEC registration fee	$	*
Stock exchange listing fee	$	*
Financial Industry Regulatory Authority filing fee	$	*
Printing expenses	$	*
Legal fees and expenses	$	*
Accounting fees and expenses	$	*
Blue Sky fees and expenses	$	*
Transfer agent and registrar fees	$	*
Miscellaneous	$	*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. The Registrant’s bylaws provide for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the DGCL.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

We expect to enter into customary indemnification agreements with our executive officers and directors that provide them, in general, with customary indemnification in connection with their service to us or on our behalf.

Item 15. Recent Sales of Unregistered Securities

Set forth below is information regarding securities sold or granted by us since March 1, 2018 that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed for such sales and grants.

From March 1, 2018 through the date of this registration statement, we granted to our employees, officers and directors options to purchase an aggregate of                shares of our common stock at per share exercise prices ranging from $            to $            under our stock option plan. None of these options have been exercised for issuances of shares of our common stock as of the date of this registration statement.

The issuances of the securities in the transactions described above were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act and/or Rule 506, Rule 701 or Regulation S promulgated thereunder. The securities were issued directly by us and did not involve a public offering or general solicitation. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

None of the transactions set forth in Item 15 involved any underwriters, underwriting discounts or commissions or any public offering. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising. Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibit Index

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial statement schedules

All schedules are omitted because the required information is either not present, not present in material amounts or presented within the consolidated financial statements included in the prospectus and are incorporated herein by reference.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Item 17. Undertakings.

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

EXHIBIT INDEX

Exhibit Number		Exhibit Description
1.1	*	Form of Underwriting Agreement.

3.1	*	Certificate of Incorporation of The Fresh Market Holdings, Inc.

3.2	*	Amendment to Certificate of Incorporation of The Fresh Market Holdings, Inc.

3.2	*	Bylaws of The Fresh Market Holdings, Inc.

3.3	*	Form of Amended and Restated Certificate of Incorporation of The Fresh Market Holdings, Inc.

3.4	*	Form of Amended and Restated Bylaws of The Fresh Market Holdings, Inc.

4.1	*	Stockholders Agreement, dated April 27, 2016

4.2	*	Specimen Stock Certificate evidencing the shares of common stock

5.1	*	Opinion of Morgan, Lewis & Bockius LLP as to the validity of the securities being offered.

10.1	*	Stockholders Agreement, dated April 27, 2016

10.2	*	Management Consulting Agreement, dated April 27, 2016, by and among The Fresh Market, Inc., Pomegranate Holdings, Inc. and TFM2, LLC.

10.3	*	Management Consulting Agreement, dated April 27, 2016, by and among The Fresh Market, Inc., Pomegranate Holdings, Inc. and Apollo Management Holdings, L.P.

10.4	*	Indenture (for 9.75% First-Priority Senior Secured Notes due 2023), dated as of April 27, 2016, by and among The Fresh Market, Inc. (as successor to Pomegranate Merger Sub, Inc.), the Subsidiary Guarantors party thereto from time to time, and Wilmington Trust, National Association.

10.5	*	Indenture (for Super Senior Secured Notes due 2025), dated as of March 13, 2020, by and among The Fresh Market, Inc., the Guarantors party thereto from time to time and Wilmington Trust, National Association.

10.6	*	Form of Indemnification Agreement

10.7	*+	Pomegranate Parent Holdings, Inc. Stock Option Plan

10.8	*+	The Fresh Market Holdings, Inc. Equity Incentive Plan

10.9	*+	The Fresh Market, Inc. Severance Plan

10.10	*+	Employment Agreement, dated January 22, 2020, by and between The Fresh Market, Inc. and Jason Potter

10.11	*+	Employment Agreement, dated August _, 2020, by and between The Fresh Market, Inc. and James Heaney

10.12	*+	Employment Agreement, dated July 27, 2020, by and between The Fresh Market, Inc. and Brian Johnson

10.13	*+	Employment Agreement, dated November 29, 2019, by and between The Fresh Market, Inc. and Chris Himebauch

10.14	*+	Employment Agreement, dated May 12, 2020, by and between The Fresh Market, Inc. and Kevin Miller

10.15	*+	Employment Agreement, dated December 7, 2020, by and between The Fresh Market, Inc. and Carlos Clark

10.16	*+	Option Agreement, dated January 22, 2020, by and between Pomegranate Parent Holdings, Inc. and Jason Potter

10.17	*+	Option Agreement, dated September 4, 2020, by and between Pomegranate Parent Holdings, Inc. and James Heaney

10.18	*+	Option Agreement, dated July 27, 2020, by and between Pomegranate Parent Holdings, Inc. and Brian Johnson

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

Exhibit Number		Exhibit Description

10.19	*+	Option Agreement, dated February 28, 2019, by and between Pomegranate Parent Holdings, Inc. and Chris Himebauch

10.20	*+	Option Agreement, dated July 15, 2020, by and between Pomegranate Parent Holdings, Inc. and Kevin Miller

10.21	*+	Option Agreement, dated December 21, 2020, by and between Pomegranate Parent Holdings, Inc. and Carlos Clark

10.22	*+	Option Agreement, dated November 12 2019, by and between Pomegranate Parent Holdings, Inc. and Dan Portnoy

10.23	*	Product Supply and Storage Agreement, dated August 12, 2016, by and between United Natural Foods, Inc. and The Fresh Market, Inc.

10.24	*	Addendum to the Product Supply and Storage Agreement, dated November 8, 2018, by and between the Fresh Market, Inc. and United Natural Foods Inc.

21.1	*	Subsidiaries of The Fresh Market Holdings, Inc.

23.1	*	Consent of Ernst & Young LLP, independent registered public accounting firm

23.2	*	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)

24.1	*	Power of Attorney (included in signature page)

99.1	*	Consent of Jason Potter

99.2	*	Consent of Betsy Atkins

99.3	*	Consent of Sue Gove

*	To be filed by amendment.
†	Portions of this exhibit (indicated by asterisks) have been omitted pursuant to Rule 406 under the Securities Act.
+	Indicates a management contract or compensatory plan or arrangement

Confidential Treatment Requested by The Fresh Market Holdings, Inc.

Pursuant to 17 C.F.R. Section 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in                 ,                on the                day of                , 2021.

The Fresh Market Holdings, Inc.

By:
Name:	Jim Heaney
Title:	Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints Jim Heaney and Carlos Clark, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jason Potter	President and Chief Executive Officer (Principal Executive Officer)	, 2021

Jim Heaney	Chief Financial Officer (Principal Financial Officer)	, 2021

Jeff Short	Vice President and Chief Accounting Officer (Principal Accounting Officer)	, 2021

Andrew Jhawar	Chairman of the Board	, 2021

Heather Berger	Director	, 2021

Ray Berry	Director	, 2021